UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of
the Securities Exchange Act of 1934

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NOTICE OF

2023 ANNUAL MEETING

OF SHAREHOLDERS
& PROXY STATEMENT

TRAVELERS
THE TRAVELERS COMPANIES, INC.



485 Lexington Avenue
New York, New York
10017

April 7, 2023



Dear Shareholders:

Please join us for The Travelers Companies, Inc. Annual Meeting of Shareholders on Wednesday, May 24, 2023, at 9:00 a.m. (Eastern Daylight Time) at the Hartford Marriott Downtown, 200 Columbus Boulevard, Hartford, Connecticut 06103.

Attached to this letter are a Notice of Annual Meeting of Shareholders and Proxy Statement, which describe the business to be conducted at the meeting.

At this year's meeting, you will be asked to:

- Elect the 14 director nominees listed in the Proxy Statement;
- Ratify the appointment of KPMG LLP as our independent registered public accounting firm for 2023;
- Consider a non-binding vote on the frequency of future votes to approve executive compensation;
- Consider a non-binding vote to approve executive compensation;
- Approve The Travelers Companies, Inc. 2023 Stock Incentive Plan;
- Consider five shareholder proposals, if presented at the Annual Meeting; and
- Consider such other business as may properly come before the Annual Meeting and any adjournments or postponements thereof.

The Board of Directors recommends that you vote FOR each of the nominees listed in the Proxy Statement, FOR the ratification of KPMG LLP, for every "1 YEAR" for the frequency of future votes to approve executive compensation, FOR the non-binding vote to approve executive compensation, FOR the approval of the 2023 Stock Incentive Plan and AGAINST each of the shareholder proposals described in the Proxy Statement.

Your vote is important. Whether you own a few shares or many, and whether or not you plan to attend the Annual Meeting in person, it is important that your shares be represented and voted at the meeting. You may vote your shares by proxy on the Internet, by telephone, or by completing a paper proxy card and returning it by mail. You may also vote in person at the Annual Meeting.

Thank you for your continued support of Travelers.

Sincerely,

Alan D. Schnitzer
Chairman and Chief Executive Officer

Notice of Annual Meeting of Shareholders

Items of Business

	Board Vote Recommendation
Elect the 14 director nominees listed in the Proxy Statement.	**FOR** each director nominee
Ratify the appointment of KPMG LLP as our independent registered public accounting firm for 2023.	**FOR**
Consider a non-binding vote on the frequency of future votes to approve executive compensation.	for every **"1 YEAR"**
Consider a non-binding vote to approve executive compensation.	**FOR**
Approve The Travelers Companies, Inc. 2023 Stock Incentive Plan.	**FOR**
Consider five shareholder proposals, if presented at the Annual Meeting.	 **AGAINST**

Voting by Proxy

To ensure your shares are voted, you may vote your shares by proxy on the Internet, by telephone or by completing a paper proxy card and returning it by mail. Internet and telephone voting procedures are described in the General Information About the Meeting section of the Proxy Statement and on the proxy card.

Shareholders will also consider such other business as may properly come before the Annual Meeting and any adjournments or postponements thereof.

By Order of the Board of Directors,

Wendy C. Skjerven
Corporate Secretary

***As part of our precautions for circumstances that could arise, we are planning for the possibility that the Annual Meeting may be held virtually over the Internet. If we take this step, we will announce the decision in advance, and details on how to participate will be available on our website at *www.travelers.com* under the "Investors" heading.**

Advance Voting Deadlines

If you are a shareholder of record or hold shares through a broker or bank and are voting by proxy, your vote must be received by 11:59 p.m. (Eastern Daylight Time) on May 23, 2023, to be counted.

If you hold shares through Travelers' 401(k) Savings Plan, your vote must be received by 11:59 p.m. (Eastern Daylight Time) on May 22, 2023, to be counted. Those votes cannot be changed or revoked after that time, and those shares cannot be voted in person at the Annual Meeting.

This Notice of Annual Meeting and the accompanying Proxy Statement are being distributed or made available, as the case may be, on or about April 7, 2023.

Logistics



DATE AND TIME
May 24, 2023
9:00 a.m. (Eastern Daylight Time)



LOCATION*
Hartford Marriott Downtown
200 Columbus Boulevard
Hartford, Connecticut 06103



WHO CAN VOTE — RECORD DATE
You may vote your shares if you were a shareholder of record or held shares through Travelers' 401(k) Savings Plan or through a broker or nominee at the close of business on March 28, 2023. Shares held of record or through a broker or nominee may be voted in person at the Annual Meeting to be held on May 24, 2023 (the "Annual Meeting").

Advance Voting Methods



INTERNET
www.proxyvote.com
You will need the 16-digit number included on your Notice or on your proxy card.



TELEPHONE
(800) 690-6903
You will need the 16-digit number included on your Notice or on your proxy card.



MAIL
Mark, sign, date and promptly mail your proxy card in the postage-paid envelope, if you have received paper materials.

Proxy Statement

Table of Contents

WHERE TO OBTAIN FURTHER INFORMATION

We make available, free of charge on our website, all of our filings that are made electronically with the Securities and Exchange Commission ("SEC"), including Forms 10-K, 10-Q and 8-K. To access these filings, go to our website at *www.travelers.com* and click on "SEC Filings" under "Financial Information" under the "Investors" heading. Copies of our Annual Report on Form 10-K for the year ended December 31, 2022, including financial statements and schedules thereto, filed with the SEC, are also available without charge to shareholders upon written request addressed to:

Corporate Secretary
The Travelers Companies, Inc.
485 Lexington Avenue
New York, NY 10017

This Proxy Statement includes several website addresses and references to additional materials found on those websites. These websites and materials are not incorporated by reference herein.

Proxy Statement Summary

This summary highlights certain information contained in this Proxy Statement, but does not contain all of the information you should consider when voting your shares. Please read the entire Proxy Statement carefully before voting.


ITEM
1

Election of Directors



Your Board recommends a vote **FOR** each director nominee.



See Page 11

Director Nominees



Alan L. Beller INDEPENDENT
Senior Counsel of Cleary Gottlieb Steen & Hamilton LLP

Committees: Audit, Risk
Director Since: 2007



Janet M. Dolan INDEPENDENT
President of Act 3 Enterprises, LLC

Committees: Compensation, Investment and Capital Markets, Nominating and Governance
Director Since: 2001



Russell G. Golden INDEPENDENT
Chairman of Financial Accounting Standards Board (retired)

Director Nominee



Patricia L. Higgins INDEPENDENT
President and Chief Executive Officer of Switch and Data Facilities, Inc. (retired)

Committees: Audit, Risk
Director Since: 2007



William J. Kane INDEPENDENT
Audit Partner with Ernst & Young (retired)

Committees: Audit (Chair), Executive, Risk
Director Since: 2012



Thomas B. Leonardi INDEPENDENT
Executive Vice President of American International Group, Inc. and Vice Chairman of AIG Life Holdings, Inc. (retired)

Committees: Compensation, Investment and Capital Markets, Nominating and Governance
Director Since: 2021



Clarence Otis Jr. INDEPENDENT
Chairman and Chief Executive Officer of Darden Restaurants, Inc. (retired)

Committees: Compensation (Chair), Executive, Investment and Capital Markets, Nominating and Governance
Director Since: 2017



Elizabeth E. Robinson INDEPENDENT
Global Treasurer of The Goldman Sachs Group, Inc. (retired)

Committees: Compensation, Executive, Investment and Capital Markets (Chair), Nominating and Governance
Director Since: 2020



Philip T. Ruegger III INDEPENDENT
Chairman of the Executive Committee of Simpson Thacher & Bartlett LLP (retired)

Committees: Compensation, Executive, Investment and Capital Markets, Nominating and Governance (Chair)
Director Since: 2014



Rafael Santana INDEPENDENT
President and CEO of Westinghouse Air Brake Technologies Corporation

Committees: Compensation, Investment and Capital Markets, Nominating and Governance
Director Since: 2022



Todd C. Schermerhorn INDEPENDENT
Senior Vice President and Chief Financial Officer of C. R. Bard, Inc. (retired)

Independent Lead Director

Committees: Audit, Executive, Risk (Chair)
Director Since: 2016



Alan D. Schnitzer
Chairman and Chief Executive Officer of Travelers

Committees: Executive (Chair)
Director Since: 2015



Laurie J. Thomsen INDEPENDENT
Co-Founder and Partner of Prism Venture Partners (retired)

Committees: Audit, Risk
Director Since: 2004



Bridget van Kralingen INDEPENDENT
Partner, Motive Partners

Committees: Audit, Risk
Director Since: 2022

The nominees represent a broad range of expertise, experience, viewpoints and backgrounds, as well as a mix of tenure of service on the Board.


INDEPENDENCE
13 of 14
1 Non-Independent
13 Independent
Recent Board Refreshment
2020
1
new director added
✓ Elizabeth Robinson
2021
1
new director added
✓ Thomas Leonardi
1
director retired
2022
2
new directors added
✓ Rafael Santana
✓ Bridget van Kralingen
AGE
~64 years average
5 Over 70 years
5 Under 60 years
4 60-70 years
TENURE
~9 years average
5 Less than 5 years
4 Greater than 11 years
5 5-11 years
DIVERSITY
~50% diverse
5 Women
2 Racially/Ethnically Diverse

For a discussion of the specific considerations with respect to these nominees, see "Director Nominations—Specific Considerations Regarding the 2023 Nominees" on page 23.

Corporate Governance Highlights

The Board of Directors (the "Board") of The Travelers Companies, Inc. (the "Company") is committed to high standards of corporate governance. Highlights include:

Board Composition and Accountability	• All committees other than the Executive Committee are comprised solely of independent directors • Engaged independent Lead Director • Regular executive sessions of independent directors • Active risk oversight • Director education on matters relevant to the Company, its business plan and risk profile • Annual Board evaluations
Shareholder Rights	• Annually elected directors • Majority voting standard for director elections • Single voting class • Proxy access • No poison pill
Board Compensation	• Robust director stock ownership guidelines • Non-management directors currently receive more than 50% of their annual board and committee compensation in the form of deferred stock units • Biennial review to assess the appropriateness of the Director Compensation Program

ITEM 2

Ratification of Independent Registered Public Accounting Firm

Your Board recommends a vote **FOR** this Item.



See Page 34



ITEM 3

Non-Binding Vote on the Frequency of Future Votes to Approve Executive Compensation



Your Board recommends a vote for every **1 YEAR** on this Item.



See Page 36



ITEM 4

Non-Binding Vote to Approve Executive Compensation



Your Board recommends a vote **FOR** this Item.



See Page 37

Executive Compensation Highlights

With our pay-for-performance philosophy and compensation objectives as our guiding principles, we deliver annual executive compensation through the following elements:

	Element		CEO Compensation Mix	Other NEOs
FIXED	**Base Salary** Page 51	• Base salaries are appropriately aligned with Compensation Comparison Group.	5.8%	12.8%
PERFORMANCE-BASED CASH	**Annual Cash Bonus** Page 52	• The Compensation Committee evaluates a broad range of financial and non-financial metrics in awarding performance-based incentives. • Core return on equity is a principal factor in the Committee's evaluation of the Company's performance. The Committee also considers other metrics, including core income and core income per diluted share, and the metrics that contribute to those results.	30.4%	41.7%
PERFORMANCE-BASED EQUITY	**Long-Term Stock Incentives** Page 58	• Annual awards of stock-based compensation are typically in the form of stock options and performance shares. Because our performance shares only vest if specified core return on equity thresholds are met, and because stock options provide value only if our stock price appreciates, the Compensation Committee believes that such compensation is all performance-based. • The mix of long-term incentives for the CEO and other named executive officers is approximately 60% performance shares and 40% stock options, based on the grant date fair value of the awards.	63.8%	45.5%

The Compensation Committee has adopted the following practices, among others:



What We DO

- ✔ Provide for a maximum cash bonus opportunity with regard to our Chief Executive Officer
- ✔ Maintain a robust share ownership requirement
- ✔ Maintain a clawback policy with respect to cash and equity incentive awards to our executive officers
- ✔ Prohibit hedging transactions as specified in our securities trading policy
- ✔ Prohibit pledging shares without the consent of the Company (no pledges have been made)
- ✔ Engage in extensive outreach and maintain a regular dialogue with shareholders relating to the Company's governance, compensation and sustainability practices
- ✔ Engage an independent consultant that works directly for the Compensation Committee and does not work for management

What We DO NOT Do

- ✖ No excise tax "gross-up" payments in the event of a change in control
- ✖ No tax "gross-up" payments on perquisites for named executive officers
- ✖ No repricing of stock options and no buy-out of underwater options
- ✖ No excessive or unusual perquisites
- ✖ No dividends or dividend equivalents paid on unvested performance shares
- ✖ No above-market returns provided for in deferred compensation plans
- ✖ No guaranteed equity awards or bonuses for named executive officers

ITEM 5

The Travelers Companies, Inc. 2023 Stock Incentive Plan



Your Board recommends a vote **FOR** this Item.



See Page 81



ITEMS 6-10

Shareholder Proposals



Your Board recommends a vote **AGAINST** these Items.



See Pages 87–111

Shareholder Engagement and Board Responsiveness

Shareholder Engagement Highlights

Since 2009, the Nominating and Governance Committee has overseen a comprehensive shareholder engagement program. Under this program, at the direction of the Nominating and Governance Committee, management reaches out to the Company's largest shareholders throughout the year to facilitate a dialogue with respect to the Company's financial results, corporate strategy, compensation practices and environmental, social and governance (ESG) matters.

Management reports on the conversations with those investors to the Nominating and Governance Committee and, as appropriate, to the Compensation Committee (as described in "Shareholder Engagement" in the "Compensation Discussion and Analysis" section of this Proxy Statement).

Travelers has long understood and valued the importance of a comprehensive shareholder outreach program to solicit investor feedback and perspectives on topics that are important to the Company and its shareholders. Our shareholder engagement program continues to influence and inform the Company's policies, practices and disclosures. For example, in the past few years, based in part on investor input, the Company has taken the following actions:


Pre-2020
Significantly enhanced disclosure regarding pay equity practices, board tenure, workforce gender diversity, and political contributions and lobbying activities
Significantly enhanced disclosure regarding the Board's oversight of the Company's enterprise risk management program, including with respect to risks related to changing climate conditions
Amended the Company's Nominating and Governance Committee charter to reference diversity and inclusion, political contributions, lobbying and charitable giving
Began publishing comprehensive sustainability reports on an annual basis, including reports that generally align with SASB standards and TCFD recommendations
Clarified the authority of the Board's independent Lead Director in the Company's Governance Guidelines
2020
Enhanced the Company's workforce diversity disclosure by disclosing its consolidated EEO-1 report.
2021
Further enhanced disclosure regarding political contributions and lobbying activities
Committed to become carbon neutral across the Company's owned operations by 2030 and adopted a new policy related to the underwriting of, and investment in, coal and tar sands
2022
Significantly enhanced the Company's TCFD Report, including by disclosing the results of climate scenario analyses conducted by independent, third-party firms with respect to the Company's investment portfolio and certain aspects of its underwriting portfolio
2023
Fully implemented the lobbying proposal submitted at the 2022 Annual Meeting by providing trade association disclosure
Implemented a maximum cash bonus opportunity for our CEO
Significantly enhanced the disclosures in the Company's TCFD Report with respect to the Company's underwriting and investment portfolios
Amended the Company's executive stock ownership policy
Significantly enhanced disclosure on our sustainability site regarding our robust governance and controls relating to underwriting and pricing

In 2022, the Company again took an integrated approach to its shareholder engagement efforts, including with respect to its financial results, corporate strategy, compensation practices and ESG matters. Throughout the year, we also sought additional opportunities to connect directly with our investors to discuss current and emerging trends and to hear investor feedback.

With whom we engaged

Since our 2022 Annual Meeting of Shareholders (the "2022 Annual Meeting"), the Company sought to meet with shareholders representing approximately 50% of its outstanding shares and engaged with shareholders representing more than 44% of its outstanding shares. As part of our extensive outreach program, we met with many of our large shareholders multiple times. Since the 2022 Annual Meeting, we:

- sought to meet with each of our top 20 shareholders and met with nine of our top 10 shareholders and 15 of our top 20 shareholders; and
- met with four of our top 10 shareholders three or more times and seven of our top 20 shareholders two or more times.

Our representatives

Members of the Company's senior management participated in our extensive engagements. Participants included, as appropriate, Travelers':

- CEO and Chairman of the Board
- Independent Lead Director
- Chief Underwriting Officer
- Co-Chief Investment Officer
- Corporate Secretary
- Chief Sustainability Officer
- Chief Ethics and Compliance Officer
- Senior Vice President, Investor Relations

Topics discussed

Topics discussed included, among others:

- the shareholder proposals submitted at the 2022 Annual Meeting and Travelers' proposed responses;
- our comprehensive climate strategy;
- our thoughtful risk/reward approach to underwriting;
- our thoughtful investment philosophy that focuses on stable and appropriate risk-adjusted returns;
- the robust governance, processes and controls we have in place with respect to underwriting and pricing;
- our compensation programs;
- our long-term approach to human capital management, including our numerous diversity and inclusion initiatives;
- our unique corporate culture; and
- board composition.

Response to feedback

Based in part on investor feedback from these engagements, the Company:

- Fully implemented the lobbying proposal submitted to a vote at the 2022 Annual Meeting to the satisfaction of the proponent by providing the requested disclosure – namely, disclosure of trade associations and social welfare organizations to which the Company pays more than $25,000 and the amount of such payments allocated to lobbying.
  - This disclosure is publicly available on the Investors page of the Company's website at *investor.travelers.com*;
- Implemented a maximum cash bonus opportunity for its CEO;
- Amended its executive stock ownership policy to: (i) increase the target stock ownership level for its CEO from 500% to 600% of base salary, and (ii) exclude certain unvested and unexercised awards from the stock ownership calculation for its named executive officers;
- As discussed further below, provided increased disclosure regarding the Company's comprehensive underwriting governance and controls designed to ensure that its rating factors comply with all applicable laws and do not consider race or other legally protected characteristics; and
- As described in more detail below, significantly enhanced the disclosures contained in its TCFD Report.

2022 Nonbinding Shareholder Proposal on GHG Emissions: Shareholder Outreach, Feedback and Travelers' Responsiveness

At our 2022 Annual Meeting, a nonbinding shareholder proposal regarding GHG emissions received the support of approximately 55% of our shareholders. That proposal related to measuring, disclosing and reducing the GHG emissions associated with the Company's underwriting, insuring and investment activities in alignment with the Paris Agreement's 1.5°C goal, requiring net zero emissions. In recognition of shareholder support for this proposal and the focus on climate issues among many of our shareholders, we engaged in extensive outreach over the last year to gain a better understanding of the perspectives of our shareholders and other interested parties.

Since the 2022 Annual Meeting, we had climate-related discussions with proxy advisory firms ISS and Glass Lewis, academics, non-governmental organizations and climate advocacy groups, among others. We also met with As You Sow, the proponent of the 2022 nonbinding GHG emissions proposal. In discussions with the proponent, the proponent acknowledged that its proposal seeks to restrict and circumscribe the types of products and services offered by the Company. In addition, the proponent suggested that the Company alter its pricing strategies based on the emission levels of the automobiles that it insures. The proponent further suggested that the Company should terminate clients based on their GHG emissions activity. The proponent continued to hold these views despite the Company's explanation that its suggestions would likely have disproportionate impacts on lower socio-economic communities and/or lead to the inability of certain consumers to purchase insurance at all with respect to certain products.

In our engagements with shareholders after the 2022 Annual Meeting, we discussed and solicited feedback on the Company's approach, plans and strategies with respect to changing climate conditions and, more specifically, the Company's proposed approach in response to the 2022 nonbinding GHG emissions proposal. The Company shared that the Board believes that the Company's proposed approach, which involves significantly enhanced disclosure, is as responsive to the proposal as advisable and practical, given the specific nature of the Company's business.

The following summarizes our shareholder engagement efforts, feedback we received and our responsiveness to that feedback.

Shareholder Engagements

- We engaged with shareholders representing more than 44% of our outstanding shares. As discussed above, we met with four of our top 10 shareholders three or more times and seven of our top 20 shareholders two or more times.
- Our engagement efforts regarding the 2022 nonbinding GHG emissions proposal included the participation of numerous senior executives, including the Company's: Chairman and Chief Executive Officer, Chief Underwriting Officer, Co-Chief Investment Officer, Chief Sustainability Officer, Chief Ethics & Compliance Officer, Senior Vice President of Investor Relations and Corporate Secretary.
- Our Chairman and Chief Executive Officer participated in meetings with ISS and Glass Lewis and with shareholders representing nearly 40% of our outstanding shares.
- Our independent lead director of the Board participated in meetings with ISS and Glass Lewis and with shareholders representing more than 26% of our outstanding shares.
- We engaged with As You Sow, the proponent of the 2022 nonbinding GHG emissions proposal.
- **Based, in part, on the Company's extensive engagements with its shareholders, the Company believes that more than a majority of its shareholders support its approach of increased disclosure in response to the 2022 GHG emissions proposal.**

Climate Topics Discussed with our Shareholders

In our shareholder engagements, we discussed the following climate-related topics, among others:

- The Board's effective oversight of climate-related risks and opportunities.
- The Company's proposed actions in response to the 2022 GHG emissions proposal, which involved significantly enhancing the Company's annual report consistent with the recommendations of the Task Force on Climate-related Financial Disclosures ("TCFD").
- The impossibility of implementing the proposal's request given: (i) the unavailability of GHG emissions data with respect to the vast majority of the Company's underwriting portfolio and the substantial majority of the Company's investment portfolio; and (ii) the methodology limitations with respect to measuring the GHG emissions associated with the Company's underwriting and investment activities.
- The significant risks to Travelers associated with implementing the proposal's request, including:
  - Business risks associated with making underwriting decisions based on factors other than those actuarially predictive of risk;
  - Business risks associated with making investment decisions not aligned with the Company's thoughtful investment philosophy, which focuses on stable and appropriate risk-adjusted returns; and
  - Heightened regulatory and litigation risks associated with making net zero commitments, particularly where the relevant GHG emissions data remains unavailable.
- Travelers' comprehensive strategy for managing climate-related risks and opportunities, including:
  - The composition of the Company's underwriting and investment portfolios and the integration of climate-related considerations into Travelers' underwriting and investment strategies, as appropriate;
  - The Company's use of proprietary and third-party computer models to incorporate weather and climate variability into its underwriting and pricing decisions;
  - Travelers' support for the over-time transition to a lower carbon economy, including through the Company's growing renewable energy practice, as well as products and services that incentivize environmentally responsible behavior; and
  - Travelers' commitment to be carbon neutral across its owned operations by 2030.
- Travelers' industry-leading climate scenario analyses, conducted by independent, third-party firms with respect to the Company's investment portfolio and certain aspects of its underwriting portfolio to test the resilience of the Company's strategy in the face of changing climate conditions.
- **The effectiveness of the Company's climate strategy, as evidenced by the fact that, over the past six years, the Company's share of property catastrophe losses has been meaningfully lower than the Company's corresponding market share.**
- Travelers' comprehensive climate-related disclosures, including its annual TCFD Report.

Shareholder Feedback

- **Based on the Company's extensive engagements with its shareholders, the Company believes that more than a majority of its shareholders support Travelers' approach of increased disclosure in response to the 2022 GHG emissions proposal.** Specifically, many investors shared that:
  - they understand the inherent data and methodology limitations with respect to collecting the GHG emissions data requested by the proposal, and, accordingly, the Company's inability to commit to reducing the GHG emissions associated with its underwriting and investment portfolios;
  - they value verifiable data and are not seeking commitments that are aspirational in nature;
  - votes for the 2022 GHG emissions proposal did not generally reflect support for the proposal's specific request, but rather, signaled an interest in increased climate-related disclosure as it relates to our underwriting and investment portfolios;
  - as fiduciaries to their clients, they assess climate-related shareholder proposals within the context of value creation and are, therefore, not interested in the Company taking action that would compromise its ability to create value for its shareholders or risk putting the Company at a competitive disadvantage; and
  - Travelers' approach to addressing the 2022 GHG emissions proposal is appropriate, reasonable and responsive.
- More generally, we've received overwhelmingly positive feedback from our institutional investors with respect to our approach to sustainability, our thoughtful ESG-related initiatives and our robust sustainability reporting, including with respect to climate-related risks and opportunities. Our annual sustainability reporting, including our TCFD Report, has been widely acclaimed among investors of all types and sizes as best-in-class.

Response to Shareholder to Feedback

In light of the shareholder feedback we obtained from our extensive engagements, we significantly expanded our TCFD Report to provide additional disclosure regarding both our underwriting and investment portfolios. In particular, in addition to discussing our comprehensive approach to managing climate-related risks and opportunities, our newly updated TCFD Report provides, among other things:

- enhanced disclosure with respect to the composition of the Company's investment portfolio, a quantification of the GHG emissions for the portion of our portfolio where some data is available and a discussion of the Company's multi-pronged approach to addressing the financial risks posed by GHG emissions on its investment portfolio;
- enhanced disclosure with respect to the composition of the Company's business mix, particularly as it relates to the energy industry. Specifically, the Company disclosed that:
  - individuals and small and mid-sized businesses comprise more than 95% of the Company's customers;
  - GHG emissions data is available only with respect to approximately 0.003% of the Company's total customers;
  - only 1.7% of Travelers total annual premium is related to the energy industry, and the percentage of Travelers premiums generated from the energy sector has meaningfully decreased in recent years;
  - the Company's oil and gas industry-related business currently represents only 0.9% of Travelers annual total premium and has meaningfully declined over time; and
  - over the past three years, the Company's Global Renewable Energy Practice grew at a compound annual growth rate of 43%, with revenue up more than 104% since 2020;
- an alternative view to understanding the GHG emissions related to the Company's underwriting portfolio, by disclosing the Company's premiums over time with respect to the four most carbon-intensive sectors as classified by Standard & Poor's (S&P), which have consistently represented a very low percentage of the Company's underwriting portfolio and have meaningfully declined over time; and
- a statement that we will continue to stay abreast of developments regarding the availability and accuracy of information with respect to the GHG emissions relating to our underwriting and investment portfolios and expect to further enhance our disclosures as more relevant and accurate information becomes available.

For additional detail, we encourage you to review our newly enhanced TCFD Report, available at *https://sustainability.travelers.com*.

We will continue to take proactive action on climate-related issues and respond thoughtfully to shareholder feedback as we continue to engage with our shareholders on this important topic.

2022 Nonbinding Shareholder Proposal Regarding a Racial Equity Audit: Shareholder Outreach, Feedback and Travelers' Responsiveness

At the 2022 Annual Meeting, a nonbinding shareholder proposal regarding a racial equity audit received significant, though **not majority**, support. That proposal called for a third-party audit that would assess and produce recommendations for improving the racial impacts of, among other things, the Company's insurance products and services. In recognition of the level of support for this proposal, as discussed above, we engaged in extensive outreach over the last year to gain a better understanding of the perspectives of our shareholders.

Since the 2022 Annual Meeting, we have discussed this proposal with proxy advisory firms ISS and Glass Lewis. In addition, we met multiple times with Trillium Asset Management, the proponent of the 2022 proposal. As noted above, we also engaged with shareholders representing more than 44% of our outstanding shares. As part of our shareholder engagements, we discussed and solicited feedback with respect to the Company's proposed actions in response to the proposal, including increased disclosure with respect to the Company's existing and robust governance, processes and controls designed to ensure that its rating factors are actuarially sound, comply with all applicable laws and do not consider race or other protected characteristics.

Among other things, we discussed the following points with respect to the 2022 proposal:

- Consistent with its legal obligations and sound business practices, the Company does not collect or use data on the race or other protected characteristics of its insureds in its insurance business.
- The proposal's request is impossible to implement without violating the insurance laws of the vast majority of states.
- Travelers operates in a highly regulated industry and is subject to regulatory oversight from 50 state regulators that conduct market conduct exams on the Company, including to ensure that rates are "adequate," not "excessive," and not "unfairly discriminatory," as those or similar terms are defined under each state's laws.
- The proposal's request is inconsistent with risk-based underwriting and pricing, which are foundational to the insurance industry.
- The proposal's request risks prejudicing the Company in potential future litigation in which insurers are routinely involved, since it would remove a significant defense of the Company in some of these actions – namely, that the Company does ***not*** possess or otherwise utilize racial data on its insureds.
- The issue of race in insurance is an industrywide issue that must be addressed by regulators on an industrywide basis and is, in fact, currently being actively evaluated and addressed by the applicable regulatory authorities.
- Travelers' existing and robust governance, processes and controls designed to ensure that it does not discriminate on the basis of race or other legally protected characteristics in its insurance business.

In addition, we discussed with our shareholders our proposed enhanced disclosures with respect to the governance, processes and controls discussed above. In light of these discussions, the Company has recently updated its sustainability reporting to include significantly enhanced disclosure regarding the governance, controls and processes it has in place to help ensure that it does not take race or other legally protected characteristics into account in its underwriting and pricing. For more information, we encourage you to review the Ethics & Responsible Business Practices section of our sustainability report, available at *https://sustainability.travelers.com*.

Based, in part, on the Company's engagements with its shareholders, the Company believes that more than a majority of its shareholders support Travelers' approach of increased disclosure.



ITEM 1

Election of Directors



Your Board recommends you vote **FOR** the election of all director nominees.

There are currently 13 members of the Board. On February 8, 2023, the Board, upon recommendation of its Nominating and Governance Committee, unanimously nominated the 13 directors listed below for re-election to the Board at the Annual Meeting. In addition, the Board unanimously nominated Russell G. Golden, who is not currently a director, for election to the Board at the Annual Meeting.

The directors elected at the Annual Meeting will hold office until the 2024 annual meeting of shareholders and until their successors are duly elected and qualified. Unless otherwise instructed, the persons (the "proxyholders") named in the form of proxy card attached to this Proxy Statement, as filed with the SEC, intend to vote the proxies held by them for the election of the 14 nominees named below. The proxies cannot be voted for more than 14 candidates for director. The Board knows of no reason why these nominees would be unable or unwilling to serve, but if that would be the case, proxies received will be voted for the election of such other persons, if any, as the Board may designate.

Nominees for Election of Directors



Director Since:
2007

Committees:
Audit, Risk

Alan L. Beller INDEPENDENT

BACKGROUND
Mr. Beller, age 73, is Senior Counsel of the law firm of Cleary Gottlieb Steen & Hamilton LLP ("Cleary"), based in the New York City office. Mr. Beller joined Cleary in 1976 and was a partner in the firm from 1984 through 2001. From 2002 to 2006, he served as the Director of the Division of Corporation Finance of the SEC and as Senior Counselor to the SEC. He returned to Cleary in August 2006 and was a partner in the firm until 2014 when he became Senior Counsel.

OTHER BOARD SERVICE
Mr. Beller does not currently serve on any other public company boards. Mr. Beller is a member of the Board of Directors of the Value Reporting Foundation.

NOMINATION CONSIDERATIONS
The Board and the Nominating and Governance Committee considered in particular Mr. Beller's senior-level public service and his significant experience and expertise in the areas of law, risk management oversight and corporate governance. In addition, the Committee considered Mr. Beller's significant experience and expertise with respect to financial reporting, financial accounting, auditing, audit quality and audit committee matters and their regulation and his expertise in the area of sustainability standards, sustainability governance and disclosure.



Director Since:
2001

Committees:
Compensation, Investment and Capital Markets, Nominating and Governance

Janet M. Dolan INDEPENDENT

BACKGROUND
Ms. Dolan, age 73, has been President of Act 3 Enterprises, LLC, a consulting services company, since August 2006. She served as President and Chief Executive Officer of Tennant Company, a manufacturer of nonresidential floor maintenance equipment and products, from April 1999 until her retirement in December 2005, and she had served in a number of senior executive positions with Tennant Company from 1986 until April 1999. Prior to joining Tennant Company, Ms. Dolan was a director of the Minnesota Lawyers' Professional Responsibility Board.

OTHER BOARD SERVICE
Ms. Dolan does not currently serve on any other public company boards. Ms. Dolan was a director of Wenger Corporation until December 2018.

NOMINATION CONSIDERATIONS
The Board and the Nominating and Governance Committee considered in particular Ms. Dolan's experience as a public company CEO and her significant experience and expertise in management and in legal and compliance matters.



Director Nominee

Russell G. Golden INDEPENDENT

BACKGROUND

Mr. Golden, age 52, served as Chairman of the Financial Accounting Standards Board ("FASB") from 2013 until his retirement in 2020. Mr. Golden joined the FASB in 2004 and served as Chair of its Emerging Issues Task Force from 2007 to 2010. Prior to joining the FASB, from 1992 to 2003, Mr. Golden served in various roles at Deloitte & Touche LLP, including as a partner. Mr. Golden currently serves as the Chairman of the PricewaterhouseCoopers Assurance Quality Advisory Committee and is a member of the faculty of the W.P. Carey School of Business at Arizona State University.

OTHER BOARD SERVICE

Mr. Golden does not currently serve on any other public company boards.

NOMINATION CONSIDERATIONS

The Board and the Nominating and Governance Committee considered in particular Mr. Golden's experience as a leader of the U.S. accounting standards setting organization, experience as an audit partner of a registered public accounting firm and his significant experience and expertise in financial reporting, auditing, audit quality and sustainability disclosure.



Director Since:
2007

Committees:
Audit, Risk

Patricia L. Higgins INDEPENDENT

BACKGROUND

Ms. Higgins, age 73, served as President and Chief Executive Officer of Switch and Data Facilities, Inc., a provider of neutral interconnection and collocation services, from September 2000 until her retirement in February 2004. In 1999 and 2000, Ms. Higgins served as Executive Vice President of the Gartner Group and Chairman and Chief Executive Officer of the Research Board, a segment of the Gartner Group. From 1997 to 1999, she served as Corporate Vice President and Chief Information Officer of Alcoa Inc., and from 1995 to 1997, she served as Vice President and President (Communications Market Business Unit) of Unisys Corporation. From 1977 to 1995, she served in various managerial positions, including as Corporate Vice President and Group Vice President (State of New York) for Verizon (NYNEX) and Vice President, International Sales Operations (Lucent) for AT&T Corporation/Lucent.

OTHER BOARD SERVICE

Ms. Higgins does not currently serve on any other public company boards. Ms. Higgins was a director of CoreSite Realty Corporation until December 2021, Dycom Industries until May 2021, Barnes & Noble, Inc. until August 2019 and Internap Corporation until June 2018.

NOMINATION CONSIDERATIONS

The Board and the Nominating and Governance Committee considered in particular Ms. Higgins' experience as a public company Chief Information Officer and her significant experience and expertise in management, as well as information technology strategy and operations.



Director Since:
2012

Committees:
Audit (Chair), Executive, Risk

William J. Kane INDEPENDENT

BACKGROUND

Mr. Kane, age 72, served as an audit partner with Ernst & Young for 25 years until his retirement in 2010, during which time he specialized in providing accounting, auditing and consulting services to the insurance and financial services industries. Prior to that, he served in various auditing roles with Ernst & Young.

OTHER BOARD SERVICE

Mr. Kane does not currently serve on any other public company boards. Mr. Kane is a director of Transamerica Corporation.

NOMINATION CONSIDERATIONS

The Board and the Nominating and Governance Committee considered in particular Mr. Kane's experience as an audit partner of a registered public accounting firm and his significant experience and expertise in financial controls, financial reporting, management and the insurance industry.



Director Since:
2021

Committees:
Compensation, Investment and Capital Markets, Nominating and Governance

Thomas B. Leonardi INDEPENDENT

BACKGROUND

Mr. Leonardi, age 69, served as Executive Vice President of American International Group, Inc. and Vice Chairman of AIG Life Holdings, Inc. (now known as Corebridge Financial) from November 2017 until his retirement in May 2020, where he was responsible for Government Affairs, Public Policy, Communications and Sustainability. From January 2015 to October 2017, he was a Senior Advisor to Evercore Inc., a global investment banking advisory firm. Previously, Mr. Leonardi was Commissioner of the Connecticut Insurance Department from February 2011 to December 2014. For 22 years prior to his appointment as Commissioner, he was Chairman and Chief Executive Officer of Northington Partners Inc., a venture capital and investment banking firm. Before Northington, he was head of the investment banking and venture capital divisions of Conning & Company and President of Beneficial Corporation's insurance subsidiaries. He began his career as a litigation attorney in Connecticut.

OTHER BOARD SERVICE

Mr. Leonardi does not currently serve on any other public company boards. Mr. Leonardi is a director of Athene Co-Invest Reinsurance Affiliate, Ltd and is a member of the Apollo/Athene International Regulatory Advisory Group.

NOMINATION CONSIDERATIONS

The Board and the Nominating and Governance Committee considered in particular Mr. Leonardi's experience as an insurance commissioner and his significant experience and expertise in management, investments, finance, mergers and acquisitions and the insurance industry.



Director Since:
2017

Committees:
Compensation (Chair), Executive, Investment and Capital Markets, Nominating and Governance

Clarence Otis Jr. INDEPENDENT

BACKGROUND

Mr. Otis, age 66, served as Chairman and Chief Executive Officer of Darden Restaurants, Inc., the largest company-owned and operated full-service restaurant company in the world. He became Darden's Chief Executive Officer in 2004, assumed the additional role of Chairman in 2005 and served in both capacities until his retirement in 2014. Mr. Otis joined Darden Restaurants, Inc. in 1995 and served in various roles with Darden, including Vice President and Treasurer, and Senior Vice President and Chief Financial Officer.

OTHER BOARD SERVICE

Mr. Otis is a director of Verizon Communications, Inc., VF Corporation and MFS Mutual Funds.

NOMINATION CONSIDERATIONS

The Board and the Nominating and Governance Committee considered in particular Mr. Otis's experience as a public company CEO and his significant experience and expertise in operations, financial oversight and risk management.



Director Since:
2020

Committees:
Compensation, Executive, Investment and Capital Markets (Chair), Nominating and Governance

Elizabeth E. Robinson INDEPENDENT

BACKGROUND

Ms. Robinson, age 54, served as Global Treasurer, Partner and Managing Director of The Goldman Sachs Group, Inc., the global financial services company, from 2005 to 2015. Prior to that, she served in various roles within Corporate Treasury of The Goldman Sachs Group, Inc., including Americas Treasurer and Managing Director, and in the Financial Institutions Group within the Investment Banking Division of Goldman Sachs.

OTHER BOARD SERVICE

Ms. Robinson is a director of The Bank of New York Mellon Corporation and the non-executive Chairman of the Board of Directors of BNY Mellon Government Securities Services Corp. Ms. Robinson is also a director of Russell Reynolds Associates, a trustee and Chairman of the Board of Williams College, and a Trustee of Every Mother Counts, St. Luke's University Health Network and Blair Academy.

NOMINATION CONSIDERATIONS

The Board and the Nominating and Governance Committee considered in particular Ms. Robinson's experience as treasurer of a large global financial institution, a position she held during the 2008 financial crisis, her significant experience in managing a financial services company through challenging financial conditions and her expertise in finance, risk management, capital management and strategic transactions.



Director Since:
2014

Committees:
Compensation, Executive, Investment and Capital Markets, Nominating and Governance (Chair)

Philip T. (Pete) Ruegger III INDEPENDENT

BACKGROUND

Mr. Ruegger, age 73, served as Chairman of the Executive Committee of the law firm Simpson Thacher & Bartlett LLP from 2004 until his retirement in 2013. He was a member of the firm's executive committee from 1993 through 2013. Mr. Ruegger joined Simpson Thacher & Bartlett LLP in 1974 and became a partner in 1981. At Simpson Thacher & Bartlett LLP, he advised clients on mergers and acquisitions, corporate governance, investigations, corporate finance and general corporate and securities law matters.

OTHER BOARD SERVICE

Mr. Ruegger does not currently serve on any other public company boards. Mr. Ruegger is Chairman of the Executive Committee of the Henry Street Settlement, a New York City based not-for-profit organization.

NOMINATION CONSIDERATIONS

The Board and the Nominating and Governance Committee considered in particular Mr. Ruegger's experience as the leader of a large international corporate law firm and his significant experience and expertise in mergers and acquisitions and other corporate transactional matters, as well as risk management.



Director Since:
2022

Committees:
Compensation, Investment and Capital Markets, Nominating and Governance

Rafael Santana INDEPENDENT

BACKGROUND

Mr. Santana, age 51, is President and Chief Executive Officer of Westinghouse Air Brake Technologies Corporation ("Wabtec"), a leading global provider of equipment, systems, digital solutions, and value-added services for the freight and transit rail sectors. Previously, from November 2017 to February 2019, Mr. Santana served as President and Chief Executive Officer of GE Transportation, a division of General Electric Company. Mr. Santana joined GE in 2000 and held a variety of global leadership roles in the transportation, power, and oil and gas businesses, including President and Chief Executive Officer of GE, Latin America, President and Chief Executive Officer of GE Oil and Gas Turbomachinery Solutions, Chief Executive Officer of GE Gas Engines and Chief Executive Officer of GE Energy Latin America.

OTHER BOARD SERVICE

Mr. Santana is a director of Wabtec.

NOMINATION CONSIDERATIONS

The Board and the Nominating and Governance Committee considered in particular Mr. Santana's experience as a public company CEO and his significant experience and expertise in management, international operations and financial oversight.



Lead Director
Director Since:
2016

Committees:
Audit, Executive, Risk (Chair)

Todd C. Schermerhorn INDEPENDENT

BACKGROUND

Mr. Schermerhorn, age 62, served as Senior Vice President and Chief Financial Officer of C. R. Bard, Inc., a multinational developer, manufacturer and marketer of life-enhancing medical technologies, from 2003 until his retirement in 2012. Prior to that, he had been Vice President and Treasurer of C. R. Bard from 1998 to 2003. From 1985 to 1998, Mr. Schermerhorn held various other management positions with C. R. Bard.

OTHER BOARD SERVICE

Mr. Schermerhorn is a director of Metabolon, Inc. and LivaNova PLC.

NOMINATION CONSIDERATIONS

The Board and the Nominating and Governance Committee considered in particular Mr. Schermerhorn's experience as a public company Chief Financial Officer and his significant experience and expertise in management, accounting and business operations, including international operations.



Chairman of the Board
Director Since:
2015

Committees:
Executive (Chair)

Alan D. Schnitzer

BACKGROUND

Mr. Schnitzer, age 57, is Chairman and Chief Executive Officer of Travelers. He was previously the Company's Vice Chairman and Chief Executive Officer, Business and International Insurance from July 2014 to December 2015. He joined Travelers as Vice Chairman and Chief Legal Officer in April 2007, and between that time and July 2014 he held operating and functional positions of increasing responsibility. Prior to joining the Company, he was a partner at Simpson Thacher & Bartlett LLP.

OTHER BOARD SERVICE

Mr. Schnitzer does not currently serve on any other public company boards. Mr. Schnitzer serves as a trustee of the University of Pennsylvania and Memorial Sloan Kettering Cancer Center, and as a director of New York City Ballet and ReadyCT.

NOMINATION CONSIDERATIONS

The Board and the Nominating and Governance Committee considered in particular Mr. Schnitzer's position as Chief Executive Officer of the Company and his significant experience in the management of the Company in various roles, including as Chief Executive Officer of Business and International Insurance, the Company's largest business segment, as well as his significant experience and expertise in management, finance and law.



Director Since:
2004

Committees:
Audit, Risk

Laurie J. Thomsen INDEPENDENT

BACKGROUND

Ms. Thomsen, age 65, served as an Executive Partner of New Profit, Inc., a venture philanthropy firm, from 2006 to 2010, and she served on its board from 2001 to 2006. Prior to that, from 1995 to 2004, she was a co-founder and General Partner of Prism Venture Partners, a venture capital firm investing in healthcare and technology companies. From 1984 until 1995, she worked at the venture capital firm Harbourvest Partners in Boston, where she was a General Partner from 1988 until 1995. Ms. Thomsen was in commercial lending at U.S. Trust Company of New York from 1979 until 1984.

OTHER BOARD SERVICE

Ms. Thomsen is a director of Dycom Industries and MFS Mutual Funds. She is also an emeritus Trustee of Williams College.

NOMINATION CONSIDERATIONS

The Board and the Nominating and Governance Committee considered in particular Ms. Thomsen's experience as a general partner of a venture capital firm and her significant experience and expertise in investments, finance and the development of emerging businesses.



Director Since:
2022

Committees:
Audit, Risk

Bridget van Kralingen INDEPENDENT

BACKGROUND

Ms. van Kralingen, age 59, is a Partner with Motive Partners, a specialty private equity platform focused on technology enabled financial and business services in North America and Europe. Prior to joining Motive Partners in 2022, Ms. van Kralingen served as Senior Vice President of International Business Machines Corporation ("IBM"), the multinational technology company. Ms. van Kralingen joined IBM in 2004 and held a number of positions of increasing responsibility, including Senior Vice President, Global Markets & Sales, Senior Vice President, Global Industries, Clients, Platforms and Blockchain, Senior Vice President, Global Business Services, General Manager IBM North America, General Manager, Global Business Services in Europe, Middle East and Africa and Global Managing Partner, Financial Services Sector, Global Business Services. Prior to that, Ms. van Kralingen served as Managing Partner, US Financial Services with Deloitte Consulting.

OTHER BOARD SERVICE

Ms. van Kralingen is a director of Royal Bank of Canada and Discovery Limited and a board member of the New York Historical Society.

NOMINATION CONSIDERATIONS

The Board and the Nominating and Governance Committee considered in particular Ms. van Kralingen's experience as an executive of a global technology and services company and her significant experience and expertise in information technology services, international operations and global sales and business development.

Governance of Your Company

Governance Highlights

Our commitment to good corporate governance is reflected in our Governance Guidelines, which describe the Board's views on a wide range of governance topics. These Governance Guidelines are reviewed annually by the Nominating and Governance Committee, and any changes deemed appropriate by the Committee in light of emerging practices or otherwise are submitted to the full Board for consideration. Our Governance Guidelines can be found on the Corporate Governance page of the "Investors" section on our website at *www.travelers.com*.

Board Composition and Accountability

Independence	All of our director nominees other than our Chief Executive Officer are independent.
Committee independence	All committees are comprised of independent directors other than the Executive Committee on which our Chief Executive Officer serves.
Independent Chair or independent Lead Director	The Board has an independent Chair or independent Lead Director whenever the Chair is a member of management or not otherwise independent.
Executive session	Independent members of the Board and each of the committees regularly meet in executive session with no member of management present.
Risk oversight	The Board and committees annually review their oversight of risk and the allocation of risk oversight among the committees.
Director education	The Nominating and Governance Committee oversees educational sessions for directors on matters relevant to the Company, its business plan and risk profile.
Board evaluation	The Board and each of its committees evaluate and discuss their respective performance and effectiveness every year.
Diversity of skills and experience	The composition of the Board encompasses a broad range of skills, expertise, experience and backgrounds and includes five women and two racially/ethnically diverse directors.
Board tenure	The Board's balanced approach to refreshment results in an appropriate mix of long-serving and new directors.

Shareholder Rights

Annually elected directors	The annual election of directors reinforces the Board's accountability to shareholders.
Majority voting standard for director elections	Directors must be elected under a "majority voting" standard in uncontested elections — a director who receives fewer votes "For" his or her election than "Against" must promptly tender his or her resignation to the Board.
Single voting class	Our common stock is the only class of shares outstanding.
Proxy access	Each shareholder, or a group of up to 20 shareholders, owning 3% or more of our common stock continuously for at least three years may, in accordance with the terms specified in our bylaws, nominate and include in our proxy materials director nominees constituting the greater of two directors or 20% of the Board.
Special meetings	Special meetings may be called at any time by a shareholder or shareholders holding 10% of voting power of all shares entitled to vote or 25% where the meeting relates to a business combination.
Poison pill	The Company does not have a poison pill.

Board Compensation

Director stock ownership	Non-employee directors are required to accumulate and retain a level of ownership of our equity securities to align the interests of non-employee directors and shareholders.
Deferred stock units	Non-employee directors currently receive more than 50% of their annual board and committee compensation in the form of deferred stock units, and the shares underlying these units are not distributed to a director until at least six months after the director leaves the Board.
Compensation review	The Nominating and Governance Committee reviews the appropriateness of the Director Compensation Program at least once every two years.

Governance Structure of the Board – Chairman and Lead Director

Our bylaws provide that the Board, at its regular meeting each year following the annual shareholders meeting, shall elect a Chairman of the Board. The Board maintains the flexibility to determine whether the roles of Chairman and Chief Executive Officer should be combined or separated, based on what it believes is in the best interests of the Company at a given point in time. The Board believes that this flexibility is in the best interest of the Company and that a one-size-fits-all approach to corporate governance, with a mandated independent Chairman, would not result in better governance or oversight. Our Governance Guidelines provide for the position of Lead Director whenever the Chairman of the Board is a director who does not qualify as an independent director.

Our Current Board Leadership Structure



Alan D. Schnitzer CHAIRMAN AND CHIEF EXECUTIVE OFFICER

Mr. Schnitzer serves as Chairman of the Board and Chief Executive Officer. The combined role of Chairman and Chief Executive Officer, in the case of the Company, means that the Chair of the Board has longstanding experience with property and casualty insurance and ongoing executive responsibility for the Company. In the Board's view, this enables the Board to better understand the Company and work with management to enhance shareholder value. In addition, the Board believes that this structure enables it to better fulfill its risk oversight responsibilities and enhances the ability of the Chief Executive Officer to effectively communicate the Board's view to management.



Todd C. Schermerhorn INDEPENDENT LEAD DIRECTOR

The independent directors elected Mr. Schermerhorn to serve as independent Lead Director of the Board. Among other things, under our Governance Guidelines, the independent Lead Director has the authority to:

- convene, set the agendas for and chair the regular executive sessions of the independent directors;
- convene and chair other meetings of the independent directors as deemed necessary;
- approve the Board meeting schedules and meeting agenda items and review information to be sent to the Board;
- act as a liaison between the independent directors, committee chairs and senior management;
- receive and review correspondence sent to the Company's office addressed to the Board or independent directors and, together with the CEO, to determine appropriate responses if any; and
- in concert with the chairs of the Board's committees, recommend to the Board the retention of consultants and advisors who directly report to the Board, without consulting or obtaining the advance authorization of any officer of the Company.

In addition, in accordance with our Governance Guidelines, the Lead Director is responsible for coordinating the efforts of the independent and non-management directors "in the interest of ensuring that objective judgment is brought to bear on sensitive issues involving the management of the Company and, in particular, the performance of senior management".

The Board believes that its current leadership structure is appropriate for the Company at this time. The Board believes that the responsibilities of the independent Lead Director help to assure appropriate oversight of the Company's management by the Board and optimal functioning of the Board. The effectiveness of the independent Lead Director is enhanced by the Board's independent character. In addition, as described in more detail in the biographies in "Nominees for Election of Directors", the independent Lead Director and the independent directors have substantial experience with public company management and governance, in general, and the Company, in particular. This structure facilitates the continued strong communication and coordination between management and the Board and enables the Board to fulfill its risk oversight responsibilities. A complete description of the role of the independent Lead Director is set forth in our Governance Guidelines.

Committees of the Board and Meetings

There are six standing committees of the Board: the Audit Committee; the Compensation Committee; the Executive Committee; the Investment and Capital Markets Committee; the Nominating and Governance Committee; and the Risk Committee.

The Board has adopted a written charter for each of these committees, copies of which are posted on our website at *www.travelers.com* under "Investors: Corporate Governance: Governance Documents". Each committee reviews its charter annually and, when appropriate, presents to the Nominating and Governance Committee and the Board any recommended amendments for consideration and approval.

Executive sessions of the Board are chaired by the independent Lead Director. Each of the committees also meets regularly in executive session.

DIRECTOR INDEPENDENCE

- The Board has determined that each person nominated for election at the Annual Meeting is independent, other than Mr. Schnitzer, who currently serves as our Chairman and Chief Executive Officer.
- Each committee of the Board, other than the Executive Committee on which Mr. Schnitzer serves, is composed solely of independent directors, consistent with our Governance Guidelines, the applicable New York Stock Exchange ("NYSE") listing standards and the applicable rules of the SEC.

BOARD MEETINGS AND ATTENDANCE

- The Board held five meetings in 2022.
- Each director attended 75% or more of the total number of meetings of the Board and of the committees on which each such director served during 2022.
- Directors are encouraged and expected, but not required, to attend each annual meeting of shareholders. All of the directors serving at the time of last year's annual meeting attended last year's annual meeting of shareholders.

Audit Committee

MEMBERS ALL INDEPENDENT	Alan L. Beller Patricia L. Higgins	William J. Kane (Chair) Todd C. Schermerhorn	Laurie J. Thomsen Bridget van Kralingen	**Meetings in 2022**: 9

FINANCIAL LITERACY AND FINANCIAL EXPERTISE

The Board has determined that all members of the Audit Committee meet the financial literacy requirements of the NYSE. The Board also has determined that Mr. Kane's extensive experience as an audit partner with Ernst & Young for 25 years qualifies him as an audit committee financial expert. In addition, the Board designated Mr. Schermerhorn as an audit committee financial expert after considering his experience as Senior Vice President and Chief Financial Officer with C. R. Bard, Inc. from 2003 to 2012, his service as Vice President and Treasurer of C. R. Bard, Inc. from 1998 to 2003 and his service on the audit committees of other public companies. The Board also designated Ms. Higgins as an audit committee financial expert after considering her experience as Chief Executive Officer of Switch and Data Facilities, Inc., during which she supervised its principal financial officer, and her experience serving as an audit committee financial expert of other public companies.

PRIMARY RESPONSIBILITIES

The responsibilities of the Audit Committee include the following:

- assist the Board in exercising its oversight of the Company's accounting and financial reporting process and audits of the Company's financial statements;
- appoint our independent registered public accounting firm and review its qualifications, performance and independence;
- review and pre-approve the audit and permitted non-audit services and proposed fees of the independent registered public accounting firm;
- review the adequacy of the work performed by our internal audit group;
- review reports from management, the internal auditors and the independent registered public accounting firm with respect to the adequacy of the Company's internal controls; and
- oversee the Company's compliance with legal and regulatory requirements.

With respect to reporting and disclosure matters, the duties and responsibilities of the Audit Committee include reviewing our audited financial statements and recommending to the Board that they be included in our Annual Report on Form 10-K in accordance with applicable rules and regulations of the SEC.

Compensation Committee

MEMBERS ALL INDEPENDENT	Janet M. Dolan Thomas B. Leonardi	Clarence Otis Jr. (Chair) Elizabeth E. Robinson	Philip T. Ruegger III Rafael Santana	**Meetings in 2022**: 5

In addition to satisfying all other applicable independence requirements, all members of the Compensation Committee qualify as "non-employee directors" for purposes of Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

PRIMARY RESPONSIBILITIES

The responsibilities of the Compensation Committee include the following:

- review and approve the performance goals and objectives for our CEO and those members of our Management Committee who are executive officers or report directly to the CEO (together with the CEO, the "Committee Approved Officers");
- review the performance and approve the salaries and incentive compensation of the Committee Approved Officers;
- review and approve policies with respect to perquisites of the CEO and other members of management;
- approve and monitor compliance with stock ownership guidelines applicable to the CEO and other members of management;
- review and approve our compensation philosophy and objectives and recommend to the Board for approval compensation and benefit programs determined by the Compensation Committee to be appropriate;
- review the operation of our overall compensation program to evaluate its objectives and its execution and recommend to the Board steps to modify our compensation programs to better conform them with the established compensation objectives;
- review and approve any new equity compensation plans and material amendments to existing plans where shareholder approval has not been obtained and oversee management's administration of such plans;
- review our regulatory compliance with respect to compensation matters;
- review and approve any severance or similar termination payments proposed to be made to any current or former executive officer;
- review and approve all stock option, restricted stock, restricted stock unit, performance share and similar stock-based grants;
- conduct an independence assessment prior to selecting any compensation consultant, legal counsel or other adviser that will provide advice to the Compensation Committee; and
- evaluate, at least annually, whether any work provided by the Compensation Committee's compensation consultant raised any conflict of interest.

With respect to reporting and disclosure matters, the responsibilities of the Compensation Committee include reviewing and discussing the "Compensation Discussion and Analysis" with management and recommending to the Board that it be included in our annual proxy statement and Annual Report on Form 10-K in accordance with applicable rules and regulations of the SEC. The Compensation Committee may, in its discretion, delegate any of its responsibilities to a subcommittee of the Compensation Committee.

ESTABLISHMENT OF ANNUAL BONUS AND EQUITY AWARDS

The Compensation Committee approves the individual salary, annual bonus and equity awards for the Committee Approved Officers. In addition, the Compensation Committee approves the aggregate annual bonuses and equity awards to employees who are not Committee Approved Officers.

The Compensation Committee considered recommendations from the CEO regarding compensation for each of the executive officers named in the "Summary Compensation Table" and other Committee Approved Officers.

DELEGATION OF AUTHORITY FOR "OFF-CYCLE" EQUITY GRANTS

The Compensation Committee has delegated limited authority to the CEO to make equity grants outside of the annual equity grant process, or "off-cycle grants", to employees and new hires who are not Committee Approved Officers. The delegation is subject to maximum grant date values of equity that can be granted to any one person. These grants can only be made on the grant dates established by our Governance Guidelines for "off-cycle" equity awards. Any grants made "off-cycle" are reported to the Compensation Committee at the next regularly scheduled quarterly meeting following such awards.

COMPENSATION CONSULTANT

The Compensation Committee has the authority under its charter to retain outside consultants or advisors as it deems necessary or advisable. In accordance with this authority, the Compensation Committee has engaged Frederic W. Cook & Co. ("FW Cook") as its independent outside compensation consultant to provide it with objective and expert analyses, advice and information with respect to executive compensation. All executive compensation services provided by FW Cook are conducted under the direction or authority of the Compensation Committee, and all work performed by FW Cook must be pre-approved by the Compensation Committee or the Chair of the Compensation Committee. Neither FW Cook nor any of its affiliates maintains any other direct or indirect business relationships with the Company or any of its affiliates, other than advising the Nominating and Governance Committee with respect to non-employee director compensation. In November 2022, the Compensation Committee evaluated whether any work provided by FW Cook raised any conflict of interest and determined that it did not.

As requested by the Compensation Committee, FW Cook's services to the Compensation Committee in 2022 included, among other things:

- advising with respect to the Compensation Committee meeting materials;
- evaluating potential changes to incentive plans;
- advising with respect to individual compensation for the Committee Approved Officers;
- reviewing and discussing possible aggregate levels of corporate-wide bonus payments and equity awards;
- preparing comparative analyses of executive compensation levels and design at peer group companies;
- advising as to how actions taken by the Compensation Committee compare to the pay and performance of our peer group companies; and
- advising in connection with the preparation of certain of the information included in the proxy statement.

An FW Cook representative participated in each of the five Compensation Committee meetings in 2022.

In addition to the independent outside compensation consultant discussed above, our corporate staff (including Finance, Human Resources and Legal staff members) supports the Compensation Committee in its work. Other than with respect to the CEO's recommendations regarding compensation to be paid to the other Committee Approved Officers, no executive officer determines or recommends to the Compensation Committee the amount or form of executive compensation to be paid to an executive officer.

Executive Committee

MEMBERS	William J. Kane Clarence Otis Jr.	Elizabeth E. Robinson Philip T. Ruegger III	Todd C. Schermerhorn Alan D. Schnitzer (Chair)	**Meetings in 2022:** 0

PRIMARY RESPONSIBILITIES

The Board has granted to the Executive Committee, subject to certain limitations set forth in its charter, the broad responsibility of exercising the authority of the Board in the oversight of our business during the intervals between Board meetings in order to provide a degree of flexibility and ability to respond to time-sensitive business and legal matters. The Executive Committee meets only as necessary.

Investment and Capital Markets Committee

MEMBERS **ALL INDEPENDENT**	Janet M. Dolan Thomas B. Leonardi	Clarence Otis Jr. Elizabeth E. Robinson (Chair)	Philip T. Ruegger III Rafael Santana	**Meetings in 2022**: 5

PRIMARY RESPONSIBILITIES

The Investment and Capital Markets Committee assists the Board in exercising its oversight of the Company's management of its investment portfolios (including credit risk monitoring) and certain financial affairs of the Company, and its responsibilities include the following:

- monitor the Company's financial structure and approve or recommend appropriate Board action with respect to debt and equity financing;
- review and recommend appropriate Board action with respect to the Company's capital management policies and activities, including repurchases of Company securities, dividends and stock splits;
- monitor the Company's capital needs and financing arrangements, the Company's ability to access capital markets (including the Company's debt ratings) and management's financing plans;
- review and approve or recommend appropriate Board action with respect to transactions exceeding certain dollar thresholds, including the establishment of bank lines of credit or letters of credit, certain purchases and dispositions of real property, and acquisitions and divestitures of assets;
- review reports of management regarding material transactions approved by officers of the Company pursuant to authority granted to such officers;
- review and approve capital expenditure budgets not otherwise approved by the Board;
- review the Company's policies and procedures for investment risk management and monitor the credit risk of the Company's investment portfolios; and
- monitor the Company's financial strategies regarding risk (currency and interest rate exposure and use of derivatives).

Nominating and Governance Committee

MEMBERS ALL INDEPENDENT	Janet M. Dolan Thomas B. Leonardi	Clarence Otis Jr. Elizabeth E. Robinson	Philip T. Ruegger III (Chair) Rafael Santana	**Meetings in 2022:** 4

PRIMARY RESPONSIBILITIES

The responsibilities of the Nominating and Governance Committee include the following:

- establish criteria for the selection of candidates to serve on the Board;
- identify and recommend director candidates for election or re-election to the Board;
- identify and recommend directors for appointment to serve on the committees of the Board and as chair of such committees;
- recommend adjustments, from time to time, to the size of the Board or of any Board committee;
- establish procedures for the annual evaluation of Board and director performance;
- oversee continuing education of directors;
- review the director compensation program and policies and recommend changes to the Board;
- establish and review our Governance Guidelines;
- review the Code of Business Conduct and Ethics (the "Code of Conduct") applicable to directors and employees and recommend changes to the Board when appropriate;
- develop and recommend to the Board standards for determining the independence of directors and the absence of material relationships between the Company and a director;
- review succession plans for our CEO and the direct reports to the CEO;
- review and approve or ratify all related person transactions under our Related Person Transaction Policy;
- review the Company's public policy initiatives;
- review and discuss with the Company's head of Government Relations the Company's participation in the political process, including political contributions and lobbying expenditures;
- review and discuss with the Company's senior management the Company's strategies and initiatives relating to diversity and inclusion;
- review the Company's strategies and initiatives relating to community relations and charitable giving; and
- recommend to the Board any guidelines for the removal of directors, as it determines appropriate.

Risk Committee

MEMBERS ALL INDEPENDENT	Alan L. Beller Patricia L. Higgins	William J. Kane Todd C. Schermerhorn (Chair)	Laurie J. Thomsen Bridget van Kralingen	**Meetings in 2022**: 4

PRIMARY RESPONSIBILITIES

The Risk Committee assists the Board in exercising its oversight of the Company's operational activities and the identification and review of those risks that could have a material impact on us, and its responsibilities include oversight of management's risk management activities in the following areas:

- our enterprise risk management program;
- the underwriting of insurance;
- the settlement of claims;
- the management of catastrophe exposure;
- the retention of insured risk and appropriate levels and types of reinsurance;
- the credit risk in our insurance operations and ceded reinsurance program;
- our information technology operations, including cyber risk and information security; and
- the business continuity and executive crisis management for the Company and its business operations.

Board and Committee Evaluations

Every year, the Board and each of its committees evaluate and discuss their respective performance and effectiveness, as required by the Governance Guidelines. These evaluations cover a wide range of topics, including, but not limited to, the fulfillment of the Board and committee responsibilities identified in the Governance Guidelines and committee charters. The evaluations address the Board's knowledge and understanding of, and performance with respect to, the Company's business, strategy, values and mission, the appropriateness of the Board's structure and composition, the communication among the directors and between the Board and management and the Board's meeting process. Each committee reviews, among other topics, how the committee has satisfied the responsibilities contained in its charter in the past year as well as the organization of the committee, the committee meeting process and the committee's oversight. Each committee reports the results of its evaluation to the Board.

Director Nominations

Process and Criteria Generally

The Nominating and Governance Committee is responsible for recommending to the Board nominees for election as director, and the Board is responsible for selecting nominees for election.

The Nominating and Governance Committee and the Board seek to ensure that the Board is composed of members whose particular expertise, qualifications, attributes and skills, when taken together, allow the Board to satisfy its oversight responsibilities effectively. Our Governance Guidelines specify that, when selecting new nominees, the Board should consider the following criteria:

- personal qualities and characteristics, accomplishments and reputation in the business community;
- current knowledge and contacts in the communities in which the Company does business and in the Company's industry or other industries relevant to the Company's business;
- ability and willingness to commit adequate time to Board and committee matters;
- the fit of the individual's skill and personality with those of other directors and potential directors in building a Board that is effective, collegial and responsive to the needs of the Company; and
- diversity of viewpoints, background, experience and other demographics.

The evaluation of these criteria involves the exercise of careful business judgment. Accordingly, although the Nominating and Governance Committee and the Board at a minimum assess each candidate's ability to satisfy any applicable legal requirements or listing standards, his or her strength of character, judgment, working style, specific areas of expertise and his or her ability and willingness to commit adequate time to Board and committee matters, the Nominating and Governance Committee and the Board do not have specific minimum qualifications that are applicable to all director candidates.

Diversity

As discussed above, the Nominating and Governance Committee and the Board include diversity of "viewpoints, background, experience and other demographics" as part of several criteria that they consider in connection with selecting candidates for the Board. While neither the Board nor the Nominating and Governance Committee has a formal diversity policy, one of many factors that the Board and the Nominating and Governance Committee carefully consider is the importance to the Company of racial/ethnic and gender diversity in board composition. Moreover, when considering director candidates, the Nominating and Governance Committee and the Board seek individuals with backgrounds and qualities that, when combined with those of our incumbent directors, enhance the Board's effectiveness and, as required by the Governance Guidelines, result in the Board having "a broad range of skills, expertise, industry knowledge, diversity of opinion and contacts relevant to the Company's business". As part of its annual self-evaluation, the Board assesses and confirms compliance with this governance guideline.

Director Search

In identifying prospective director candidates for the Board, the Nominating and Governance Committee may seek referrals from other members of the Board, management, shareholders and other sources. The Nominating and Governance Committee also may, but need not, retain a professional search firm in order to assist it in these efforts. The Nominating and Governance Committee and the Board utilize the same criteria for evaluating candidates regardless of the source of the referral. Mr. Golden, who has been nominated by the Board for election at the Annual Meeting, was initially identified as a candidate for the Board of Directors by one of the Company's independent directors. After reviewing Mr. Golden's qualifications, in light of the skills and qualifications appropriate for the Board, each of our CEO, Chair of the Nominating and Governance Committee and independent Lead Director met with Mr. Golden. Members of the Nominating and Governance Committee met with Mr. Golden and discussed his potential nomination at a meeting of the Nominating and Governance Committee and voted unanimously to recommend Mr. Golden to the Board of Directors as a nominee. Mr. Golden met with the Board prior to the Board nominating him for election by the shareholders. No fees were paid with respect to the nomination of Mr. Golden.

Shareholder Recommendations

The Nominating and Governance Committee will consider director candidates recommended by shareholders. Shareholders wishing to propose a candidate for consideration may do so by submitting the proposed candidate's full name and address, resume and biographical information to the attention of the Corporate Secretary, The Travelers Companies, Inc., 485 Lexington Avenue, New York, New York 10017. All recommendations for nomination received by the Corporate Secretary that satisfy our bylaw requirements relating to such director nominations will be presented to the Nominating and Governance Committee for its consideration.

Proxy Access

Our bylaws permit a shareholder, or a group of up to 20 shareholders, that has continuously owned for three years at least 3% of the Company's outstanding common shares, to nominate and include in the Company's annual meeting proxy materials up to the greater of two directors or 20% of the number of directors serving on the Board, provided that the shareholder(s) and the nominee(s) satisfy the requirements specified in our bylaws, which are posted on our website at *www.travelers.com*. Shareholder requests to include shareholder-nominated directors in the Company's proxy materials for the 2024 annual meeting of shareholders must be received by the Company no earlier than November 9, 2023, and no later than December 9, 2023.

RECENT BOARD REFRESHMENT

SINCE 2020:

4 new independent directors

2 new women directors

1 new ethnically diverse director

2020



Elizabeth Robinson

2021



Thomas Leonardi

2022

Rafael Santana



Bridget van Kralingen

Specific Considerations Regarding the 2023 Nominees

In considering the 14 director nominees named in this Proxy Statement and proposed for election at the Annual Meeting, the Nominating and Governance Committee and the Board evaluated and considered, among other factors.

- each nominee's experiences, qualifications, attributes and skills, in light of the Governance Guidelines' criteria for nomination, including the specific skills identified by the Board as relevant to the Company;
- the ability and willingness to commit adequate time to Board and committee matters;
- the diversity of viewpoints, background, experience and other demographics of the director nominees;
- the contributions of those directors recommended for re-election in the context of the Board self-evaluation process and other needs of the Board;
- the tenure of individual directors;
- the mix of long-serving and new directors on the Board; and
- the specific needs of the Company given its business and industry.

The Board and the Nominating and Governance Committee, in considering each nominee, principally focused on the background and experiences of the nominee, as described in the biographies in "Nominees for Election of Directors" in Item 1 – Election of Directors. The Board and the Nominating and Governance Committee considered that each nominee has experience serving in senior positions with significant responsibility, where each has gained valuable expertise in a number of areas relevant to the Company and its business. The Board and the Nominating and Governance Committee also considered that a number of directors have gained valuable experience and skills through serving as a director of other public and private companies. The nominees represent a broad range of expertise, experience, viewpoints and backgrounds, as well as a mix of tenure of service on the Board. The independence, age, tenure and diversity of the nominees as a group are as follows:


INDEPENDENCE
13 of 14
1 Non-Independent
13 Independent
TENURE
~9 years average
5 Less than 5 years
4 Greater than 11 years
5 5-11 years


AGE
~64 years average
5 Over 70 years
5 Under 60 years
4 60-70 years
DIVERSITY
~50% diverse
5 Women
2 Racially/Ethnically Diverse

Director Age Limit

The Governance Guidelines provide that no person who will have reached the age of 74 on or before the date of the next annual shareholders meeting will be nominated for election at that meeting without an express waiver by the Board.

The Board believes that waivers of this policy should not be automatic and should be based upon the needs of the Company and the individual attributes of the director.

Director Independence and Independence Determinations

Under our Governance Guidelines and NYSE rules, a director is not independent unless the Board affirmatively determines that he or she does not have a direct or indirect material relationship with the Company. In addition, the director must meet the bright-line test for independence set forth by the NYSE rules.

The Board has established categorical standards of director independence to assist it in making independence determinations. These standards, which are included in our Governance Guidelines, set forth certain relationships between the Company and the directors and their immediate family members, or entities with which they are affiliated, that the Board, in its judgment, has determined to be material or immaterial in assessing a director's independence. The Nominating and Governance Committee annually reviews the independence of all directors and reports its determinations to the full Board.

In the event a director has a relationship with the Company that is relevant to his or her independence and is not addressed by the categorical independence standards, the independent members of the Board determine in their judgment whether such relationship is material.

Our Governance Guidelines require that:

- all members of the Audit Committee, the Compensation Committee and the Nominating and Governance Committee be independent; and
- no more than two members of the Board may concurrently serve as officers of the Company.

The Board, upon recommendation of its Nominating and Governance Committee, has determined that all of its current directors and director nominees are independent, other than our Chairman and Chief Executive Officer, Mr. Alan Schnitzer. Consequently, assuming election of all the nominees included in this Proxy Statement, approximately 93% of the directors on the Board will be independent.

In making its independence determinations, the Nominating and Governance Committee and the Board reviewed various commercial, charitable and employment transactions and relationships (including those identified through annual directors' questionnaires) that exist between us and our subsidiaries and the entities with which certain of our directors or members of their immediate families are, or have been, affiliated and determined that the transactions identified were not material and did not affect the independence of any of our non-employee directors under either the Company's Governance Guidelines or the applicable NYSE rules.

Sustainability and Risk Management

Sustained Value Creation

At Travelers, our simple and unwavering mission for creating shareholder value is to: deliver superior core return on equity by leveraging our competitive advantages; generate earnings and capital substantially in excess of our growth needs; and thoughtfully rightsize capital and grow book value per share over time. Executing our long-term strategy requires that we fulfill what we call "The Travelers Promise" — our promise to take care of our customers, our communities and our employees, agents and brokers. For this reason, we take an integrated approach to sustained value creation.

We regularly engage with our investors, customers, employees, agents and brokers, regulators, rating agencies and other stakeholders on business issues and environmental, social and governance ("ESG") topics. We also provide robust and detailed disclosure on our website, *https://sustainability.travelers.com*, updated on an annual basis, with respect to our comprehensive approach to creating shareholder value over time and the many Travelers initiatives that contribute to our sustainability. Our sustainability reporting is aligned with the Sustainability Accounting Standards Board ("SASB") standards for the insurance industry, the recommendations of the Task Force on Climate-related Financial Disclosure ("TCFD"), the International Integrated Reporting Council <IR> framework and the Global Reporting Initiative standards.

Our sustainability reporting is focused on 16 topics that we have determined, through extensive engagements with our investors as well as a formal prioritization exercise, to be most relevant to our industry, our business and our stakeholders.

- Business Strategy & Competitive Advantages
- Capital and Risk Management
- Climate Strategy
- Community
- Governance Practices
- Customer Experience
- Data Privacy & Cybersecurity
- Disaster Preparedness & Response
- Diversity & Inclusion
- Eco-Efficient Operations
- Ethics & Values
- Human Capital Management
- Innovation
- Investment Management
- Public Policy
- Safety & Health

Oversight of Corporate Strategy, Sustainability/ESG and Allocation of Risk Oversight

The Board regularly reviews the Company's long-term business strategy and works with management to set the short-term and long-term strategic objectives of the Company and to monitor progress on those objectives. In setting and monitoring strategy, the Board, along with management, considers the risks and opportunities that impact the long-term sustainability of the Company's business model, including risks and opportunities often labeled as "ESG". The Board also considers whether the strategy is consistent with the Company's risk appetite. The Board regularly reviews the Company's progress with respect to its strategic goals, the risks that could impact the long-term sustainability of our business and the related opportunities that could enhance the Company's long-term sustainability. The Board oversees these efforts in part through its various committees based on each Committee's responsibilities and expertise. Each Committee regularly reports to the Board regarding its areas of responsibility.

The Board has allocated and delegated risk oversight responsibility to various committees of the Board in accordance with the following principles:

Committee	Responsible for Oversight of:
Audit	• Risks related to the integrity of the Company's financial statements, including oversight of financial reporting principles and policies and internal controls. • The Company's process for establishing insurance reserves. • Risks related to regulatory and compliance matters.
Risk	• The Company's Enterprise Risk Management activities. • Risks related to the Company's business operations, including insurance underwriting and claims; reinsurance; catastrophe risk and the impact of changing climate conditions; credit risk in insurance operations; information technology, including cybersecurity. • The Company's Business continuity plans.
Compensation	• The Company's pay-for-performance philosophy and practices designed to ensure equitable pay across the organization. • Risks related to the Company's compensation programs, including formulation, administration and regulatory compliance with respect to compensation matters.
Investment and Capital Markets	• Risks related to the Company's investment portfolio (including valuation and credit risks), capital structure, financing arrangements and liquidity.
Nominating and Governance	• Risks related to corporate governance matters, including succession planning, director independence and related person transactions. • The Company's workforce diversity and inclusion efforts, public policy initiatives and community relations.

Each committee is also responsible for monitoring reputational risk to the extent arising out of its area of responsibility.

As a result, each committee charter contains specific risk oversight functions delegated by the Board, consistent with the principles set forth above. In that way, monitoring of strategic objectives, risk oversight responsibilities and oversight of the Company's sustainability more generally are shared by all committees of the Board, with each committee assigned responsibility for oversight of matters most applicable to its charter responsibilities and meeting regularly with management members responsible for such matters. Further, we believe that allocating responsibility to a committee with relevant knowledge and experience improves the oversight of risks and opportunities.

The allocation of risk oversight responsibility may change, from time to time, based on the evolving needs of the Company. On at least an annual basis, the Board reviews significant risks that management, through its Enterprise Risk Management efforts, has identified. The Board then evaluates, and may change, the allocation among the various committees of oversight responsibility for each identified risk. Further, each committee periodically reports to the Board on its risk oversight activities. In addition, at least annually, the Company's Chief Risk Officer conducts a review of the interrelationships of risks and reports the results to the Risk Committee and the Board. These reports and reviews are intended to inform the Board's annual evaluation of the allocation of risk oversight responsibility.

Enterprise Risk Management

Enterprise Risk Management ("ERM") is a Company-wide initiative that involves the identification and assessment of a broad range of risks that could affect our ability to fulfill our business objectives as well as the development of plans to mitigate their effects. Our Board of Directors oversees our ERM process. The Risk Committee and the other committees of the Board, as well as our separate management-level enterprise risk and underwriting risk committees, are key elements of our ERM structure and help to establish and reinforce our strong culture of risk management. For example, having both a Board Risk Committee that oversees operational risks and our ERM activities, and a management-level enterprise risk committee that reports regularly to the Board Risk Committee, enables a high degree of coordination between management and the Board.

We describe our ERM function in more detail in our Annual Report on Form 10-K, under "Business—Enterprise Risk Management" and on the Capital and Risk Management section of our sustainability website. We also discuss the alignment of our executive compensation with our risk management below.

Risk Management and Compensation

Our compensation structure is intended to encourage a careful balance of risk and reward, both on an individual risk basis and in the aggregate on a Company-wide basis, and promote a long-term perspective.

As discussed in more detail under "Compensation Discussion and Analysis" in this Proxy Statement, consistent with our goal of achieving a core return on equity in the mid-teens over time, the Compensation Committee selected adjusted core return on equity as the quantitative performance measure for the performance share portion of our stock-based long-term incentive program and as a material factor, although not the only factor, in determining amounts paid under our annual cash bonus program. Because core return on equity is a function of both core income and shareholders' equity, it encourages senior executives, as well as other employees with management responsibility, to focus on a variety of performance objectives that are important for creating shareholder value, including the quality and profitability of our underwriting and investing activities and capital management.

In addition, the long-term nature of our stock-based incentive awards (which generally do not vest until three years after the award is granted), our significant executive stock ownership requirements and the fact that more than 50% of our named executive officers' total direct compensation in the aggregate was in the form of stock-based long-term incentives, all encourage prudent enterprise risk management and discourage excessive risk taking to achieve short-term gains.

Moreover, neither the long-term incentive awards nor annual cash bonuses require growth in revenues or earnings in order for our executives to be rewarded, and none of our executives are paid based on a formulaic percentage of revenues or profits. As a result of this and the mix of short- and long-term performance criteria across our compensation programs, among other factors, we believe that our compensation practices and policies are not reasonably likely to have a material adverse effect on the Company.

Furthermore, the Compensation Committee's independent compensation consultant evaluates and advises the Compensation Committee as to the design and risk implications of our incentive plans and other aspects of our compensation programs to ensure that the mix of compensation, the balance of performance measures and the overall compensation framework all support our short- and long-term objectives.

Dating and Pricing of Equity Grants

The Board has adopted a governance guideline establishing fixed grant dates for the grant of equity awards made at times other than at a regularly scheduled meeting of the Compensation Committee, so as to avoid the appearance that equity grant dates have been established with a view to benefiting recipients due to the timing of material public announcements. The Compensation Committee typically makes annual awards of equity at its first regularly scheduled meeting of the year, which is usually held in early February. This meeting date is typically set a few years in advance as part of the Board's annual calendar of scheduled meetings.

In addition, to further ensure the integrity of our equity awards process, the Compensation Committee requires that the exercise price of all stock options granted, and the fair value of all equity awards made, must be determined by reference to the closing price for a share of our common stock on the NYSE on the date of any such grant or award. Under the Company's stock plans, the Compensation Committee may not take any action with respect to any stock option that would be treated as a "repricing" of such stock option, unless such action is approved by the Company's shareholders in accordance with applicable rules of the NYSE.

Code of Business Conduct and Ethics

We maintain a Code of Business Conduct and Ethics, which is applicable to all of our directors, officers and employees, including our CEO, Chief Financial Officer, Controller and other senior financial officers. The Code of Conduct provides a framework for sound ethical business decisions and sets forth our expectations on a number of topics, including conflicts of interest, compliance with laws, use of our assets and business ethics. The Code of Conduct may be found on our website at *www.travelers.com* under "Investors: Corporate Governance: Code of Conduct". Our Chief Ethics and Compliance Officer is responsible for overseeing compliance with the Code of Conduct as part of fulfilling her responsibility for overseeing our ethics and compliance functions throughout the organization. Our Chief Ethics and Compliance Officer also assists in the communication of the Code of Conduct and oversees employee education regarding its requirements through the use of global, computer-based training, supplemented with focused in-person sessions where appropriate. All employees and directors are required to certify annually that they have reviewed, understand and agree to comply with the contents of the Code of Conduct.

Ethics Helpline

We maintain an Ethics Helpline, which is administered by an independent third party, through which employees can report integrity concerns or seek guidance regarding a policy or procedure. The Ethics Helpline is available seven days a week, 24 hours a day and can be accessed by individuals online or through a toll-free number. In either case, employees can report concerns anonymously. We maintain a formal non-retaliation policy that prohibits retaliation against, or discipline of, an employee who raises an ethical concern in good faith.

Trained professionals investigate each concern and, where appropriate, escalate the concern internally. Any ethics- or compliance-related issues are addressed by the Ethics and Compliance Office. Our Chief Ethics and Compliance Officer provides the Audit Committee with quarterly summaries of matters reported through the Ethics Helpline and more frequent compliance updates as appropriate. Additionally, the Audit Committee receives reports on all matters reported to the Chief Ethics and Compliance Officer that involve accounting, internal control or audit matters, or any fraud involving persons with a significant role in our internal controls.

Communications with the Board

As described on our website at *www.travelers.com*, interested parties, including shareholders, who wish to communicate with a member or members of the Board, including the Lead Director of the Board, the Nominating and Governance Committee, the non-employee directors as a group or the Audit Committee may do so by addressing their correspondence as follows: if intended for the full Board or one or more non-employee directors, to the Lead Director; if intended for the Lead Director, to the Lead Director; and if intended for the Audit Committee or the Nominating and Governance Committee, to the Chair of such Committee.

All such correspondence should be sent c/o Corporate Secretary, The Travelers Companies, Inc., 385 Washington Street, Saint Paul, Minnesota 55102. The office of the Corporate Secretary will forward such correspondence as appropriate.

Transactions with Related Persons

General

The Board has adopted a written Related Person Transaction Policy to assist it in reviewing, approving and ratifying related person transactions and to assist us in the preparation of related disclosures required by the SEC. This Related Person Transaction Policy supplements our other policies that may apply to transactions with related persons, such as our Governance Guidelines and Code of Conduct.

The Related Person Transaction Policy provides that all related person transactions covered by the policy are prohibited, unless approved or ratified by the Board or by the Nominating and Governance Committee. Our directors and executive officers are required to provide prompt and detailed notice of any potential Related Person Transaction (as defined in the policy) to the Corporate Secretary, who in turn must promptly forward such notice and information to the Chair of the Nominating and Governance Committee and to our counsel for analysis, to determine whether the particular transaction constitutes a Related Person Transaction requiring compliance with the policy. The analysis and recommendation of counsel are then presented to the Nominating and Governance Committee for consideration at its next regular meeting.

In reviewing Related Person Transactions for approval or ratification, the Nominating and Governance Committee will consider the relevant facts and circumstances, including:

- the commercial reasonableness of the terms;
- the benefit (or lack thereof) to the Company;
- opportunity costs of alternate transactions;
- the materiality and character of the related person's interest, including any actual or perceived conflicts of interest; and
- with respect to a non-employee director or nominee, whether the transaction would compromise the director's independence under our Governance Guidelines, the NYSE rules (including those applicable to committee service) and Rule 10A-3 of the Exchange Act, if such non-employee director serves on the Audit Committee, or status as a "non-employee director" under Rule 16b-3 of the Exchange Act, if such non-employee director serves on the Compensation Committee.

The Nominating and Governance Committee will not approve or ratify a Related Person Transaction unless, after considering all relevant information, it has determined that the transaction is in, or is not inconsistent with, the best interests of the Company and our shareholders.

Generally, the Related Person Transaction Policy applies to any current or proposed transaction in which:

- the Company was or is to be a participant;
- the amount involved exceeds $120,000; and
- any related person had or will have a direct or indirect material interest.

A copy of our Related Person Transaction Policy is available on our website at *www.travelers.com* under "Investors: Corporate Governance: Governance Documents".

In addition to the Related Person Transaction Policy, our Code of Conduct requires that all employees, officers and directors avoid any situation that involves or appears to involve a conflict of interest between their personal and professional relationships. Our Audit Committee provides oversight regarding compliance with our Code of Conduct and discusses any apparent conflicts of interest with senior management. The policies of the Company also require that all employees seek approval from our Chief Ethics and Compliance Officer prior to accepting a position as a director or officer of any unaffiliated for-profit company or organization.

Third-Party Transactions

We engage many service providers, nationally and internationally, as part of our daily business operations. For more than 10 years, a number of our offices across the country engaged GJ Sullivan Co. Reinsurance ("GJS") in connection with the placement of reinsurance for the Company's Business Insurance segment in the ordinary course of business and on an arm's-length basis. In 2022, in connection with those reinsurance placements, we estimate that GJS received commissions from reinsurers of approximately $1.44 million in the aggregate. Jeffrey P. Klenk is Executive Vice President and President of our Bond & Specialty Insurance segment, and his father-in-law, Mr. Jerry Sullivan, is owner, Chairman and President of GJS. Mr. Klenk has been an executive officer of the Company since September 2021 and has not had, and has explicitly recused himself from, any involvement with respect to our engagement of, or payments to, GJS.

From time to time, institutional investors, such as large investment management firms, mutual fund management organizations and other financial organizations, become beneficial owners (through aggregation of holdings of their affiliates) of 5% or more of voting securities of the Company and, as a result, are considered a "related person" under the Related Person Transaction Policy. These organizations may provide services to the Company or its benefit plans. In addition, the Company may provide insurance coverage to these organizations. In 2022, the following transactions occurred with investors who reported beneficial ownership of 5% or more of the Company's voting securities:

- In 2022, BlackRock, Inc. ("BlackRock") paid premiums of approximately $2.24 million for insurance policies with subsidiaries of the Company in the ordinary course of business and on substantially the same terms as those offered to other customers, and subsidiaries of the Company have paid, or may pay, claims in the ordinary course of business in connection with such insurance policies. In addition, an affiliate of BlackRock provides investment management services to the Company's Canadian Savings Plan, and pursuant to that agreement, the participants in the Canadian Savings Plan paid management fees to BlackRock in 2022. The investment management agreement was entered into on an arm's-length basis. Also, in 2022, the Company paid approximately $258,000 to a subsidiary of BlackRock for a software license. The software license was entered into on an arm's-length basis, prior to the acquisition of the subsidiary by BlackRock.
- In 2022, FMR LLC ("Fidelity") paid premiums of approximately $1.66 million for insurance policies with subsidiaries of the Company in the ordinary course of business and on substantially the same terms as those offered to other customers, and subsidiaries of the Company have paid, or may pay, claims in the ordinary course of business in connection with such insurance policies. Also, the Company has entered into agreements on an arm's-length basis with affiliates of Fidelity for services related to certain of the Company's benefit plans. An affiliate of Fidelity serves as the administrator of the Company's equity compensation programs under an agreement originally entered into with the Company in November 2009. Pursuant to such agreement, the Company paid such affiliate approximately $183,000 in 2022. Further, an affiliate of Fidelity has provided trust, recordkeeping and administrative services for the 401(k) Savings Plan since 1998. Pursuant to the current agreement for such services, which was last restated in July 2022, Fidelity was paid approximately $1.3 million in 2022 for recordkeeping of the 401(k) Savings Plan trust. Participants in the 401(k) Savings Plan paid management fees in 2022 to affiliates of Fidelity that provide investment management services to funds included in the 401(k) Savings Plan. In addition, an affiliate of Fidelity provides administrative services for health savings accounts for employees of the Company under an agreement that became effective in October 2013, and the Company paid approximately $22,000 in fees for such services in 2022. Finally, the Company paid approximately $2,900 in fees to affiliates of Fidelity in 2022 for administrative services under the Benefit Equalization Plan, Deferred Compensation Plan and Executive Savings Plan, each as defined below under "Post-Employment Compensation", and the Deferred Compensation Plan for Non-Employee Directors,

pursuant to agreements that date back to December 1997.

- In 2022, an affiliate of State Street Corporation ("State Street") paid premiums of approximately $277,000 for insurance policies with subsidiaries of the Company in the ordinary course of business and on substantially the same terms as those offered to other customers, and subsidiaries of the Company have paid, or may pay, claims in the ordinary course of business in connection with such insurance policies. In addition, State Street provides investment management services to funds included in the 401(k) Savings Plan. Participants in the 401(k) Savings Plan paid management fees to such affiliate of State Street in 2022. The investment management agreement was entered into on an arm's-length basis.
- In 2022, The Vanguard Group ("Vanguard") paid premiums of approximately $1.42 million for insurance policies with subsidiaries of the Company in the ordinary course of business and on substantially the same terms as those offered to other customers, and subsidiaries of the Company have paid, or may pay, claims in the ordinary course of business in connection with such insurance policies. In addition, Vanguard provides investment management services to funds included in the qualified and non-qualified pension plans and the 401(k) Savings Plan. In 2022, the Company paid approximately $872,000 in management fees to Vanguard in connection with these plans and participants in the 401(k) Savings Plan also paid management fees to Vanguard. The investment management agreements were entered into on an arm's-length basis.

Non-Employee Director Compensation

The Nominating and Governance Committee of the Board recommends to the full Board for approval the amount and composition of Board compensation for non-employee directors. Directors who are our employees are not compensated for their service on the Board. In accordance with the Company's Governance Guidelines, the Nominating and Governance Committee reviews the significance and appropriateness of each of the components of the Director Compensation Program at least once every two years. The Compensation Committee's independent compensation consultant, FW Cook, advises the Nominating and Governance Committee with respect to director compensation.

The objectives of the Nominating and Governance Committee are to compensate directors in a manner that closely aligns the interests of directors with those of our shareholders, to attract and retain highly qualified directors and to structure and set total compensation in such a manner and at such levels that will not call into question any director's objectivity. The Committee works with its independent compensation consultant to ensure that its compensation program is consistent with current market practices. It is the Board's practice to provide a mix of cash and equity-based compensation to non-employee directors, as discussed below.

Elements of Non-Employee Director Compensation

	Element		Timing
CASH	**Annual Retainer**	Each non-employee director receives an annual retainer of $135,000.	Annual retainers and committee chair fees are paid in quarterly installments, in arrears at the end of each quarter, either: (1) in cash or (2) if the director so elects, in common stock units credited to his or her deferred compensation account (discussed under "Director Deferral Plan" below) and distributed at a later date designated by the director.
ADDITIONAL FEES	**Committee Chair Fees and Lead Director Retainer**	The chairs of certain committees are paid additional fees in cash in connection with their services as follows: • Audit Committee - $30,000 • Compensation Committee - $30,000 • Nominating and Governance Committee - $25,000 • Investment and Capital Markets Committee - $25,000 • Risk Committee - $30,000 The Lead Director is paid an additional $50,000 annual cash retainer.	
EQUITY	**Annual Deferred Stock Award**	Under the Director Compensation Program, during 2022, each non-employee director nominated for re-election to the Board was awarded $180,000 in deferred stock units. The deferred stock units were granted under our Amended and Restated 2014 Stock Incentive Plan (the "2014 Stock Incentive Plan") and vest in full one day prior to the date of the annual shareholder meeting occurring in the year following the year of the date of grant so long as the non-employee director continuously serves on the Board through that date. The value of deferred stock units rises or falls as the price of our common stock fluctuates in the market. Dividend equivalents (in an amount equal to the dividends paid on shares of our common stock) on the deferred stock units are deemed "reinvested" in additional deferred stock units. Directors are subject to a stock ownership target as described under "Director Stock Ownership" below.	The accumulated deferred stock units, including associated dividend equivalents, in a director's account are distributed in the form of shares of our common stock either in a lump sum or in annual installments, at the director's election, **beginning at least six months following termination of his or her service as a director.**

Director Deferral Plan

In addition to receiving the annual deferred stock award in the form of deferred stock units, non-employee directors may elect to have all or any portion of their annual retainer and any lead director or committee chair fees paid in cash or deferred through our Deferred Compensation Plan for Non-Employee Directors. Deferrals of the annual retainer and any lead director or committee chair fees are notionally "invested" in common stock units. Any director who elects to have any of his or her fees credited to his or her deferred compensation plan account as common stock units will be deemed to have purchased shares on the date the fees would otherwise have been paid in cash, based on the closing market price of our common stock on such date.

The value of common stock units rises or falls as the price of our common stock fluctuates in the market. In addition, dividend equivalents (in an amount equal to the dividends paid on shares of our common stock) on the units are deemed "reinvested" in additional common stock units. The accumulated common stock units, including associated dividend equivalents, in a director's account are distributed in the form of shares of our common stock on pre-designated dates. Shares of common stock issued in payment of the deferred fees are awarded under our 2014 Stock Incentive Plan.

Director Stock Ownership

The Board believes its non-employee directors should accumulate and retain a level of ownership of our equity securities to align the interests of the non-employee directors and the shareholders. Accordingly, the Board has established an ownership target for each non-employee director equal to four times the director's most recent annual deferred stock award. Each new director is expected to meet or exceed this target within four years of his or her initial election to the Board, except that, if the annual deferred stock award for any of those four years is less than the most recent previous annual deferred stock award, the director is expected to meet or exceed the higher target within five years of his or her initial election to the Board.

All of our current non-employee directors have achieved stock ownership levels in excess of the target amount or have joined the board within the last five years and are expected to meet the target within the required time period. Non-employee directors currently receive more than 50% of their annual board and committee compensation in the form of deferred stock units. The shares underlying these units are not distributed to a director until at least six months after the director leaves the Board. Accordingly, all of our non-employee directors hold equity interests that they cannot sell for so long as they serve on the Board and at least six months afterwards.

Director Compensation for 2022

The 2022 compensation of non-employee directors is displayed in the table below.

Name	Fees Earned or Paid in Cash[1] ($)	Stock Awards[2] ($)	All Other Compensation ($)	Total ($)
Alan L. Beller	135,000	179,918	—	314,918
Janet M. Dolan	145,027	179,918	—	324,945
Patricia L. Higgins	135,000	179,918	—	314,918
William J. Kane	165,000	179,918	—	344,918
Thomas B. Leonardi	135,000	179,918	—	314,918
Clarence Otis Jr.	165,000	179,918	—	344,918
Elizabeth E. Robinson	149,973	179,918	—	329,891
Philip T. Ruegger III	160,000	179,918	—	339,918
Rafael Santana	135,000	179,918	—	314,918
Todd C. Schermerhorn	215,000	179,918	—	394,918
Laurie J. Thomsen	135,000	179,918	—	314,918
Bridget van Kralingen	135,000	179,918	—	314,918

[1] The fees earned for non-employee directors consist of an annual retainer along with committee chair fees and a lead director annual retainer, to the extent applicable. All of the non-employee directors, other than Ms. Robinson, received all of their fees in cash. Ms. Robinson elected to receive the 2022 annual retainer and committee chair fees in the form of common stock units, which will be accumulated in her deferred compensation plan account and distributed, together with associated dividend equivalents, at a later date (873 common stock units). The table above does not include a value for dividend equivalents attributable to the common stock units received in lieu of cash fees because they are earned at the same rate as the dividends on the Company's common stock and are not preferential.

[2] The dollar amounts represent the grant date fair value of deferred stock units granted in 2022, calculated in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 718, Compensation-Stock Compensation ("ASC Topic 718"), without taking into account estimated forfeitures, based on the closing market price on the NYSE of our common stock on the grant date. The dividend equivalents attributable to the annual deferred stock unit awards are deemed "reinvested" in additional deferred stock units and are distributed, together with the underlying deferred stock units, in the form of shares of our common stock beginning at least six months following termination of service as a director. In accordance with the SEC's rules, dividend equivalents on stock awards are not required to be reported because the amounts of future dividends are factored into the grant date fair value of the awards. For a discussion of annual deferred stock awards, see "Elements of Non-Employee Director Compensation – Annual Deferred Stock Award" above.

On February 8, 2022, each non-employee director nominated for re-election to the Board at that time was granted 1,043 deferred stock units (determined by dividing $180,000 by the closing market price on the NYSE of our common stock of $172.50 on February 8, 2022). Each award is subject to forfeiture if a director leaves the Board before May 23, 2023 (the day prior to the Annual Meeting).

The following table provides information with respect to aggregate holdings of common stock units and unvested and vested deferred stock units beneficially owned by our non-employee directors at December 31, 2022. The amounts below include dividend equivalents credited (in the form of additional common stock units or deferred stock units, respectively) on common stock units and deferred stock units.

Name	Unvested Deferred Stock Units (#)	Common Stock Units and Vested Deferred Stock Units (#)
Alan L. Beller	1,065	39,176
Janet M. Dolan	1,065	52,983
Patricia L. Higgins	1,065	39,176
William J. Kane	1,065	19,151
Thomas B. Leonardi	1,065	1,145
Clarence Otis Jr.	1,065	11,910
Elizabeth E. Robinson	1,065	4,974
Philip T. Ruegger III	1,065	13,522
Rafael Santana	1,065	—
Todd C. Schermerhorn	1,065	9,113
Laurie J. Thomsen	1,065	54,160
Bridget van Kralingen	1,065	—

ITEM
2

Ratification of Independent Registered Public Accounting Firm



Your Board recommends you vote **FOR** the ratification of KPMG LLP as our independent registered public accounting firm for 2023.

The Audit Committee is responsible for the appointment, compensation, retention and oversight of the independent registered public accounting firm retained to audit the Company's financial statements. The Audit Committee has selected KPMG LLP ("KPMG") to serve as our independent registered public accounting firm for 2023.

Although ratification is not required by our bylaws or otherwise, the Board is submitting the selection of KPMG to our shareholders for ratification because we value our shareholders' views on the Company's independent registered public accounting firm. If our shareholders fail to ratify the selection, it will be considered notice to the Board and the Audit Committee to consider the selection of a different firm. Even if the selection is ratified, the Audit Committee in its discretion may select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and our shareholders.

Travelers Property Casualty Corp. ("TPC") and The St. Paul Companies, Inc. ("The St. Paul") merged in 2004 (the "Merger") to form the Company. KPMG has continuously served as the independent registered public accounting firm of TPC since 1994. KPMG had continuously served as the independent registered public accounting firm of The St. Paul and its subsidiaries from 1968 through the time of the Merger, when TPC was deemed the acquirer for accounting purposes.

As part of the evaluation of its independent registered public accounting firm, the Audit Committee periodically considers whether there should be a regular rotation of the independent registered public accounting firm. In addition, in conjunction with the mandated rotation of the independent registered public accounting firm's lead audit partner, the Audit Committee and the Audit Committee Chairman are directly involved in the selection of KPMG's lead audit partner. The Audit Committee and the Board of Directors believe that the continued retention of KPMG to serve as the Company's independent registered public accounting firm is in the best interests of the Company and its shareholders.

Representatives of KPMG are expected to be present at the Annual Meeting. They also will have the opportunity to make a statement if they desire to do so and are expected to be available to respond to appropriate questions.

Audit and Non-Audit Fees

In connection with the audit of the 2022 financial statements, we entered into an agreement with KPMG which sets forth the terms by which KPMG would perform audit services for the Company. The following table presents fees for professional services rendered by KPMG for 2022 and 2021:

	2022	2021
Audit fees[(1)]	$10,063,900	$ 9,448,800
Audit-related fees[(2)]	838,200	774,100
Tax fees[(3)]	164,500	156,100
Total	$11,066,600	$ 10,379,000

(1) Fees paid were for audits of financial statements, reviews of quarterly financial statements and related reports and reviews of registration statements and certain periodic reports filed with the SEC.

(2) Services primarily consisted of audits of employee benefit plans and reports on internal controls not required by applicable regulations.

(3) Tax fees related primarily to tax return preparation and assistance services, as well as domestic and international tax compliance-related services.

The Audit Committee of the Board considered whether providing the non-audit services included in this table was compatible with maintaining KPMG's independence and concluded that it was.

Consistent with SEC policies regarding auditor independence and the Audit Committee's charter, the Audit Committee has responsibility for appointing, setting compensation for and reviewing the performance of the independent registered public accounting firm. In exercising this responsibility, the Audit Committee preapproves all audit and permitted non-audit services provided by the independent registered public accounting firm. Each year, the Audit Committee approves an annual budget for such permitted non-audit services and requires the independent registered public accounting firm and management to report actual fees versus the budget periodically throughout the year. The Audit Committee has authorized our Chief Auditor to approve KPMG's commencement of work on such permitted services within that budget, although the Chair of the Audit Committee must approve any such permitted non-audit service within the budget if the expected cost for that service exceeds $100,000. During the year, circumstances may arise that make it necessary to engage the independent registered public accounting firm for additional services that would exceed the initial budget. The Audit Committee has delegated the authority to the Chair of the Audit Committee to review such circumstances and to grant approval when appropriate. All such approvals are then reported by the Audit Committee Chair to the full Audit Committee at its next meeting.

Report of the Audit Committee

The Audit Committee operates pursuant to a charter which is reviewed annually by the Audit Committee. Additionally, a brief description of the primary responsibilities of the Audit Committee is included under the heading “Governance of Your Company—Committees of the Board and Meetings—Audit Committee” in this Proxy Statement. Under the Audit Committee charter, management is responsible for the preparation, presentation and integrity of the Company’s financial statements, the application of accounting and financial reporting principles and internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. The independent registered public accounting firm is responsible for auditing the Company’s financial statements and expressing an opinion as to their conformity with U.S. generally accepted accounting principles. In addition, the independent registered public accounting firm is responsible for auditing and expressing an opinion on the Company’s internal controls over financial reporting.

In the performance of its oversight function, the Audit Committee reviewed and discussed the audited financial statements of the Company with management and with the independent registered public accounting firm. The Audit Committee also received information regarding, and discussed with the independent registered public accounting firm, the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board and the SEC, including matters concerning the independence of the independent registered public accounting firm.

Based upon the review and discussions described in the preceding paragraph, the Audit Committee recommended to the Board that the audited financial statements of the Company be included in the Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC.

Submitted by the Audit Committee of the Company’s Board of Directors:

William J. Kane (Chair)
Alan L. Beller
Patricia L. Higgins
Todd C. Schermerhorn
Laurie J. Thomsen
Bridget van Kralingen

ITEM 3

Non-Binding Vote on the Frequency of Future Votes to Approve Executive Compensation



Your Board recommends you vote for every "**1 YEAR**" with respect to the frequency of non-binding shareholder votes to approve executive compensation.

Pursuant to Section 14A of the Exchange Act, every six years, shareholders are entitled to indicate, on a non-binding basis, their preference as to how frequently they would like to cast a non-binding vote to approve the compensation of our named executive officers. Shareholders may indicate whether they would prefer such vote occur every one, two or three years or abstain from voting. While the Board intends to consider carefully the results of this vote, the vote is advisory in nature and is not binding on the Company or the Board.

At the Company's 2011 and 2017 annual meetings of shareholders, our shareholders indicated their preference to hold a non-binding vote to approve the compensation of our named executive officers each year, and since 2011, the Board of Directors has annually submitted to a vote of the shareholders such non-binding proposal to approve the compensation of our named executive officers. The Board of Directors believes that a non-binding vote on executive compensation every year is appropriate for the Company and its shareholders based on a number of considerations, including the views previously expressed by our shareholders. It is expected that the next non-binding vote on the frequency of future votes on executive compensation will be held at the Company's 2029 Annual Meeting of Shareholders.

ITEM 4

Non-Binding Vote to Approve Executive Compensation



Your Board recommends you vote **FOR** approval of named executive officer compensation.

The Company is requesting, pursuant to Section 14A of the Exchange Act, that shareholders vote, on a non-binding basis, to approve the compensation of our named executive officers as discussed in the "Compensation Discussion and Analysis" and the tabular executive compensation disclosure, including the "Summary Compensation Table" and accompanying narrative disclosure. The Company currently intends to hold such votes annually. The next vote to approve the compensation of our named executive officers is expected to be held at the Company's 2024 Annual Meeting of Shareholders. While the Board intends to consider carefully the results of this vote, the final vote is advisory in nature and is not binding on the Company or the Board.

The Board recommends that shareholders vote "FOR" the following resolution:

RESOLVED, that the compensation paid to the Company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the "Compensation Discussion and Analysis", compensation tables and related narrative discussion, is hereby APPROVED.

As described in the "Compensation Discussion and Analysis", our executive compensation programs are structured consistent with our longstanding pay-for-performance philosophy and utilize performance measures that are intended to align compensation with the creation of shareholder value and to reinforce a long-term perspective.

In deciding how to vote on this proposal, the Board encourages you to read the "Compensation Discussion and Analysis", particularly the "2022 Overview". In making compensation decisions for the 2022 performance year, the Compensation Committee considered the Company's strong results in 2022 and over time on both an absolute basis and relative to our peers, as well as the financial metrics and other factors described in the "Compensation Discussion and Analysis".

Compensation Discussion and Analysis

2022 Overview

This overview summarizes performance highlights from this year and over time that the Compensation Committee considered when awarding variable compensation to our named executive officers in February 2023 with respect to the 2022 performance year.

Another Year of Very Strong Financial Performance

With respect to this year's performance, the Compensation Committee considered the Company's strong top- and bottom-line results, despite the significant industrywide headwinds that impacted our Personal Insurance segment and an elevated level of catastrophe losses for the year.

Net Income of $2.8 billion and Net Income per Diluted Share of $11.77	Core Income* of $3.0 billion and Core Income per Diluted Share* of $12.42	Return on Equity of 12.2% and Core Return on Equity* of 11.3%	Returned more than $2.9 billion in capital to shareholders through dividends and share buybacks, while continuing to make strategic investments in our business

Underwriting	We are pleased to have generated an **underwriting gain*** of **$1.3 billion pre-tax**, particularly in light of the industry-wide headwinds that impacted our Personal Insurance segment and an elevated level of catastrophe losses. Despite the challenging environment, we delivered an underlying underwriting gain* (which is our underwriting gain excluding the impact of catastrophes and net prior year reserve development) of **$2.1 billion after-tax**. To put this result in context, the average underlying underwriting gain for the prior years of the decade was $1.5 billion.
Expense Ratio	Our **expense ratio** decreased by 90 basis points to **a record low 28.5%.** Over the past five years, we have reduced our expense ratio more than 200 basis points, or 7%, even after making important investments in ongoing and new strategic initiatives as we delivered on our objective of improving productivity and efficiency through technology investments and workflow enhancements. Importantly, at the same time, we have meaningfully increased our overall technology spend and improved the mix of our technology spend. Over the past five years, we have increased our spending on strategic initiatives by nearly 70%, while holding routine but necessary expenditures about flat.
Execution of Our Marketplace Strategy	**Net written premiums** increased by 11% to a **record $35.4 billion.** Each of our operating segments contributed to this growth, with **Business Insurance growing 10**%, **Bond & Specialty Insurance growing 11**% and **Personal Insurance growing 12**%.
Investment Performance	Our disciplined strategy and well-constructed portfolio positioned us to deliver very strong **pre-tax net investment income of $2.6 billion**.
Book Value per Share	**Book Value per Share** decreased by 22% to **$92.90** due to the impact of the significant increase in interest rates on the value of our fixed income portfolio during the year; **Adjusted Book Value per Share*** increased by 4% to **$114.00**, while, at the same time, we continued to make strategic investments in our business and return substantial excess capital to shareholders.
Total Shareholder Return (TSR)	Our **total return to shareholders** in 2022 was approximately **22% for the year** as compared to (18%) for the S&P 500 Index and 4% for the Compensation Comparison Group, placing the Company at the 87th percentile for the Compensation Comparison Group. For the three-year and five-year periods ended December 31, 2022, our total return to shareholders were 47%, and 55%, respectively. These returns placed the Company at the 67th and 45th percentile of our Compensation Comparison Group for the three-year and five-year periods, respectively.

* See "Annex A–Reconciliation of GAAP Measures to Non-GAAP Measures and Selected Definitions" on page A-1.

A Decade of Very Strong and Consistent Financial Performance

In addition to the factors discussed above and consistent with how we manage our business with a long-term perspective, in setting this year's compensation, the Compensation Committee considered that our strong results this year and over the past few years cap off a decade of very strong and consistent performance. Over the past six years as compared to the prior years in the decade, we doubled our rate of growth, sustained strong underlying underwriting margins and lowered our expense ratio. That has resulted in higher underlying underwriting gains, stronger cash flows and higher levels of invested assets. In addition, we have posted a double-digit return on equity in every year over the last decade, except for 2017, a difficult catastrophe year for the industry (with three hurricanes and wildfires in California), in which we posted a 9% return on equity. In every one of those years, our returns comfortably covered our cost of equity. Over the last ten years, we have also meaningfully grown both book value per share and adjusted book value per share (which excludes the after-tax impact of unrealized gains and losses on investments) while, at the same time, continuing to invest meaningfully in our competitive advantages and to return substantial excess capital to shareholders. Our strong and consistent performance this year and over recent years, through different and often challenging economic and market conditions, is the result of a sound strategy and the successful achievement of our strategic objectives.

Another Year of Delivering on the Travelers Promise

Our long-term success depends not only on our business strategy and competitive advantages but also on keeping our promise to be there for our customers, communities and employees – or what we call the Travelers Promise. For this reason, we take an integrated approach to sustained value creation. Here are some of the ways we delivered on the Travelers Promise in 2022:

Customers

- Responded to 1.7 million claims or more than three claims per minute.
- Closed more than 90% of all property claims arising out of catastrophe events within 30 days.
- Responded to more than 85% of our customers' social media posts within 45 minutes or less.

Communities

- Donated nearly $24 million to our communities and a total of more than $230 million over the past decade.
- Employees donated nearly $2.8 million to our communities through company-wide programs.
- Celebrated the 15th anniversary of our Travelers EDGE program, empowering students from historically underrepresented backgrounds.

Employees

- $117,000 median pay for full-time employees (in the United States).
- $18/hour minimum wage (in the United States).
- 52,000 individuals covered under Travelers' medical plans.
- More than $600 million and $225 million spent on retirement and medical costs, respectively.
- Industry-leading average tenure.
- 54% women and 27% people of color in our U.S. workforce.
- In each of the last 10 years, increased the percentage of people of color in our workforce and increased the percentage of women and people of color in management positions.

2022 Performance-Based Compensation

When making the compensation decisions described below, the Compensation Committee considered the factors discussed above under "2022 Overview" and the substantial contributions made by the named executive officers in achieving the results, as well as that our named executive officers individually performed at superior levels. In addition to the performance of the Company and the significant contributions made by each of our named executive officers, the Compensation Committee considered relevant compensation information for our Compensation Comparison Group, the individual executive's experience and skill set and other relevant factors.

	Element	CEO Outcomes	Other NEO Considerations
PERFORMANCE-BASED CASH	**Annual Bonus**	• Mr. Schnitzer's cash bonus increased from $6.5 million to $6.8 million year-over-year, an increase of 4.6%.	• The average annual cash bonus for each of Messrs. Frey, Kess and Toczydlowski increased by an average of 4.2% year-over-year. • Mr. Klein's bonus was consistent with the prior year, reflecting the significant impact on Personal Insurance's results of the unanticipated inflationary pressures on the industry, including Travelers, while also acknowledging Mr. Klein's effective leadership, Personal Insurance's excellent marketplace execution during this challenging environment and the strategic accomplishments of Personal Insurance during the year.
PERFORMANCE-BASED EQUITY	**Long-Term Incentives**	• Mr. Schnitzer's annual equity award increased from $12.9 million to $14.25 million year-over-year, an increase of 10.5%.	• Consistent with the prior year, the annual equity awards for each of Messrs. Frey and Kess were set at 3.0 times base salary. • Consistent with the prior year, the annual equity awards for each of Messrs. Toczydlowski and Klein were set at approximately 4.0 times base salary.

Consistent Performance Over Time

Our very strong results in 2022 build upon our exceptional results over the past decade. These results demonstrate the continued successful execution of our long-term financial strategy to create shareholder value.

STRATEGIC OBJECTIVE
Deliver superior returns on equity by leveraging our competitive advantages
Generate earnings and capital substantially in excess of our growth needs
Thoughtfully rightsize capital and grow book value per share over time



TRAVELERS TEN-YEAR PERFORMANCE

- ✓ Produced **industry-leading return on equity with an industry-low level of volatility**
- ✓ Increased dividends per share at an **average annual rate of approximately 7%**
- ✓ Returned approximately **$29 billion** of excess capital to our shareholders
- ✓ Increased our book value per share by **38%** and our adjusted book value per share by **93%**
- ✓ Delivered a total return to shareholders of **229%**

The Company's successful execution of this long-term financial strategy is demonstrated by the results we have achieved over time as discussed below.

Continued Profitability and Quality Underlying Underwriting Results

- Our business starts with risk selection, underwriting and pricing segmentation.
- Our 2022 underlying underwriting gain (or "underwriting margin" excluding the impact of catastrophes and net prior year reserve development) was $2.1 billion after-tax. Despite the challenging environment, 2022 was the third year in a row that underlying underwriting gain has exceeded $2.0 billion. Through higher business volumes and continued strong profitability, we have driven underwriting gain to a new, higher level and sustained it at that level.
- This result reflects the success we have had executing on our innovation strategy and demonstrates the quality of our underwriting and the discipline with which we run our business.

UNDERLYING UNDERWRITING GAIN[(1)]
(in billions, after-tax)


$2.5
$2.0
$1.5
$1.0
$0.5
$0.0
$1.3
$1.4
$1.4
$1.3
$1.2
$1.5
$1.4
$2.0
$2.3
$2.1
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022

(1) Excludes the impact of catastrophes and prior year reserve development.

The results we deliver are due to our deliberate and consistent approach to creating shareholder value. Our consistently articulated objective is to produce an appropriate return on equity for our shareholders over time. We emphasize that the objective is measured over time because we recognize that a long-term perspective is especially important in the property and casualty insurance industry where a short-term focus could create incentives for management to relax underwriting or investment standards to increase revenue and reported profit in the near term but create excessive risk for shareholders over the longer term. Moreover, results in the property and casualty insurance industry can vary significantly when measured year-to-year due to a variety of factors, including interest rates, reserve developments and weather, and success can only be measured over time and in the context of periods of financial crises, natural and man-made catastrophes, pandemics and other anticipated and unanticipated developments impacting loss trends and through both general economic cycles and more extreme economic conditions. Accordingly, we believe that the right way to manage our business is with a long-term perspective and to create value over time. The Compensation Committee believes that our compensation program should continue to reinforce this long-term perspective, as it has historically.

Strategic Focus in Light of Forces of Change

Shortly after Mr. Schnitzer was appointed Chief Executive Officer in 2015, the leadership team identified the forces of change impacting our industry – namely, changing consumer expectations, emerging technology trends, more sophisticated data and analytics and evolving distribution models. In light of these trends, the Company established key innovation priorities and invested in capabilities to advance those priorities. These investments are largely geared toward positioning the Company to grow the top-line at attractive returns and improve operating leverage.

While the primary measure that we use for managing the business is core return on equity, any strategy to deliver a leading return on equity over time requires a strategy to grow over time. To that end, we laid out a strategy to position the Company for profitable growth. We have faithfully and consistently executed on this strategy through various economic and market conditions.

The charts below illustrate this strategy at work and its compounding, multi-year benefit. We have doubled our rate of growth, sustained strong underlying underwriting margins and lowered our expense ratio. That has resulted in higher underlying underwriting gains, stronger cash flows and higher levels of invested assets.


ACCELERATING NET WRITTEN PREMIUM GROWTH
$22.4B
2.7% CAGR(1)
6.0% CAGR(2)
$35.4B
2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022
IMPROVING UNDERLYING COMBINED RATIO(3)(4)
93.0%
AVG = 91.5%
92.0%
2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022
IMPROVING EXPENSE RATIO
AVG = 31.7%
Improved 3.2 pts
28.5%
2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022
INCREASING UNDERLYING UNDERWRITING GAIN
(AFTER-TAX)(4)
$1.3B
+62%
$2.1B
Avg. 2012-2016 2017 2018 2019 2020 2021 2022
INCREASING CASH FLOW FROM OPERATIONS
$3.7B
+76%
$6.5B
Avg. 2012-2016 2017 2018 2019 2020 2021 2022
GROWING INVESTED ASSETS(5)
$69.7B
+24%
$86.7B
Avg. 2012-2016 2017 2018 2019 2020 2021 2022

(1) Represents growth from 2012 through 2016.

(2) Represents growth from 2016 through 2022.

(3) The combined ratio is used as an indicator of the Company's underwriting discipline, efficiency in acquiring and servicing its business and overall underwriting profitability. A combined ratio under 100% generally indicates an underwriting profit. A combined ratio over 100% generally indicates an underwriting loss.

(4) Excludes the impact of catastrophes and prior year reserve development.

(5) Invested assets excludes net unrealized investment gains (losses).

Achieved a Superior Return on Equity

Our return on equity has meaningfully outperformed the average return on equity for the property and casualty industry in each of the past ten years.

- Our 2022 return on equity of 12.2% substantially exceeded the average return on equity for the domestic property and casualty industry in 2022 of approximately 1.6%, as estimated by Conning, Inc., a global investment management firm.
- Our average return on equity over the past decade of 12.1% exceeded the average return on equity for the domestic property and casualty industry of 6.8% and the average return on equity for the property and casualty companies in our Compensation Comparison Group of 10.2%. We have posted a double-digit return on equity in every year over the last decade, except for 2017, a difficult catastrophe year for the industry (with three hurricanes and wildfires in California), in which we posted an 9% return on equity. In every one of those years, we comfortably covered our cost of equity.
- Our average return on equity over the past decade has been accompanied by less volatility as compared to all of the property and casualty insurers who are members of our Compensation Comparison Group. We believe that our performance over time demonstrates the value of our competitive advantages and the discipline with which we run our business.


RETURN ON EQUITY
20%
15%
10%
5%
0%
12.2%
1.6%
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
Travelers
Travelers Average
US P&C Insurers(1)
US P&C Insurers Average(1)

(1) 2022 Forecast: © 2023 Conning, Inc., as published in Conning's Property-Casualty Forecast & Analysis by Line of Insurance, 2022 Q4 edition. Used with permission. Historical data: © 2023 S&P Global Market Intelligence LLC. Used with permission.

Increased Adjusted Book Value Per Share and Returned Significant Excess Capital to Our Shareholders

Over the last ten years, we meaningfully grew both book value per share and adjusted book value per share (which excludes the after-tax impact of unrealized gains and losses on investments) while at the same time continuing to invest meaningfully in our competitive advantages and returning substantial excess capital to shareholders.

- During 2022, our book value per share decreased 22%, due to the impact of the significant increase in interest rates on the value of our fixed income portfolio during the year. Because we generally hold our fixed income investments to maturity and maintain a very high-quality investment portfolio, we manage based on adjusted book value per share. Our adjusted book value per share increased by 4% during 2022, while, at the same time, we continued to make strategic investments in our business and to return a significant amount of excess capital to our shareholders through dividends and share repurchases.
- Over the last 10 years, the compound annual growth rate of our book value per share was 3% and the compound annual growth rate of our adjusted book value per share was approximately 6%.
- During 2022, we returned more than $2.9 billion in capital to shareholders through dividends of $0.9 billion and share repurchases of $2.0 billion.
- Over the last 10 years, we have increased our dividend each year and increased dividends per share at an average annual rate of 7%.
- Since we began our current share repurchase program in 2006, we have returned approximately $53 billion of excess capital to shareholders through dividends and share repurchases (at an average price per share of $72.50).

GROWING ADJUSTED BOOK VALUE PER SHARE[1]


$66.41
$70.98
$75.39
$80.44
$83.36
$87.27
$92.76
$99.54
$109.76
$114.00
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022

(1) Excludes net unrealized investment gains (losses), net of tax, included in shareholder's equity.

GROWING DIVIDENDS PER SHARE


$1.96
$2.15
$2.38
$2.62
$2.83
$3.03
$3.23
$3.37
$3.49
$3.67
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022

Achieved Superior Total Return to Shareholders Over Time

Strong financial results have led to outstanding total returns to shareholders over time (measured as the change in stock price plus the cumulative amount of dividends, assuming dividend reinvestment on the respective dividend payment dates).

- Our total return to shareholders in 2022 was approximately 22% for the year as compared to (18%) for the S&P 500 Index and 4% for the Compensation Comparison Group, placing the Company at the 87th percentile for the Compensation Comparison Group.
- For the three-year and five-year periods ended December 31, 2022, our shareholder returns were 47%, and 55%, respectively. These returns placed the Company at the 67th and 45th percentile of our Compensation Comparison Group for the three-year and five-year periods, respectively.
- As demonstrated by the accompanying chart, for the period beginning January 1, 2008 (prior to the 2008 financial crisis) and ending December 31, 2022, our total shareholder return of more than 400% exceeded that of our Compensation Comparison Group, the Dow 30 Index, the S&P 500 and the S&P 500 Financials.

TOTAL RETURN TO SHAREHOLDERS[1]


400%
350%
300%
250%
200%
150%
100%
50%
0%
-50%
-100%
Jan. 1, 2008
Dec. 31, 2008
Dec. 31, 2009
Dec. 31, 2010
Dec. 31, 2011
Dec. 31, 2012
Dec. 31, 2013
Dec. 31, 2014
Dec. 31, 2015
Dec. 31, 2016
Dec. 31, 2017
Dec. 31, 2018
Dec. 31, 2019
Dec. 31, 2020
Dec. 31, 2021
Dec. 31, 2022
Travelers
Compensation Comparison Group
Dow 30
S&P 500
S&P 500 Financials

(1) Represents the change in stock price plus the cumulative amount of dividends, assuming dividend reinvestment. For each year on the chart, total return is calculated with January 1, 2008 as the starting point and December 31 of the relevant year as the ending point. © Bloomberg Finance L.P. Used with permission of Bloomberg.

We measure our success in executing on our financial strategy over time. This long-term perspective is especially important in the property and casualty insurance industry where a short-term focus could create incentives for management to relax underwriting or investment standards to increase revenue and reported profit in the near term but create excessive risk for shareholders over the longer term. Moreover, results in the property and casualty insurance industry can vary significantly when measured year-to-year due to a variety of factors, and success can only be measured over time and in the context of periods of financial crises, natural and man-made catastrophes, pandemics and other anticipated and unanticipated developments impacting loss trends and through both general economic cycles and more extreme economic conditions. Accordingly, we believe that the right way to manage our business is with a long-term perspective and to create value over time. Consequently, in assessing total shareholder return, the Compensation Committee generally gives greater weight to performance over a longer period of time.

Pay-for-Performance Philosophy

Our compensation program, the objectives and structure of which have been stable over time and aligned with our articulated financial strategy, is designed to reinforce a long-term perspective and align the interests of our executives with those of our shareholders. We measure our success in executing on our financial strategy over time. As noted above, this long-term perspective is especially important in the property and casualty insurance industry where a short-term focus could create incentives for management to relax underwriting or investment standards to increase revenue and reported profit in the near term but creating excessive risk for shareholders over the longer term. Moreover, results in the property and casualty insurance industry can vary significantly when measured year-to-year due to a variety of factors, and success can only be measured over time and in the context of periods of financial crises, natural and man-made catastrophes, pandemics and other anticipated and unanticipated developments impacting loss trends and through both general economic cycles and more extreme economic conditions. Accordingly, we believe that the right way to manage our business is with a long-term perspective and to create value over time.

Consistent with our longstanding pay-for-performance philosophy, the Compensation Committee believes that:



When we generally exceed our performance goals and the named executive officers individually perform at superior levels in achieving that performance, total compensation for our executive officers should be set at superior levels compared to the compensation levels for equivalent positions in our Compensation Comparison Group.



When we do not generally exceed our performance goals or the named executive officers individually do not perform at superior levels, total compensation for these executives should be set at lower levels.

In addition, to a greater extent than many of the companies included in our Compensation Comparison Group, due to the absence of time-based restricted stock in our ongoing program, the ultimate value of our named executive officer compensation is performance-based and is tied to operating results and increases in shareholder value over time.

While the objectives and structure of our compensation program have been stable over time, compensation levels vary significantly from year-to-year and correlate with our results. The following chart illustrates the directional relationship for the past ten performance years ("PY") between total direct compensation (consisting of paid salary, cash bonus and the fair value at grant of long-term incentives as reflected in the Supplemental Table on page 68 for the Chief Executive Officer and the Company's performance, as reflected by core return on equity ("ROE")).

As explained under "—Objectives of Our Executive Compensation Program" below, the Compensation Committee believes that the effective management of catastrophes can only be evaluated over a longer period of time and that compensation levels should encourage a long-term perspective. Therefore, the Compensation Committee believes that, while catastrophe losses ("CATs") should impact compensation levels, compensation levels should not be as volatile from year-to-year as changes in financial results due to catastrophe losses.

CEO TOTAL DIRECT COMPENSATION AND ADJUSTED CORE ROE WITH CATS AT AVERAGE LEVEL AND AS REPORTED[1]


$40
$30
$20
$10
$0
($ in millions)
18.0
16.0
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
ROE %
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022

	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
CEO Comp ($M)[2]	$19.50	$19.50	$19.10	$15.20	$13.90	$15.20	$17.75	$19.00	$20.70	$22.35
Adjusted Core ROE	13.3%	13.7%	12.7%	11.8%	10.4%	12.5%	9.9%	12.6%	15.5%	13.3%
Reported Core ROE	15.5%	15.5%	15.2%	13.3%	9.0%	10.7%	10.9%	11.3%	13.7%	11.3%
Reported ROE	14.6%	14.6%	14.2%	12.5%	8.7%	11.0%	10.5%	10.0%	12.7%	12.2%

(1) The chart is intended to facilitate a year-to-year comparison of core return on equity by showing core return on equity both as reported and as adjusted to reflect the average level of catastrophe losses for the ten-year period ended December 31, 2022 in order to eliminate the volatility that undermines the comparison of period-to-period results. The average annual after-tax catastrophe losses for the ten-year period presented was $930 million (reflecting a U.S. corporate income tax rate of 21% for the five years ended December 31, 2022 and a U.S. corporate income tax rate of 35% for the prior five years). Actual catastrophe losses for each year are presented in Annex A.

(2) The total direct compensation for the CEO reflects the compensation paid to Mr. Schnitzer, our current Chief Executive Officer, for the performance years 2016 through 2022, and the compensation paid to Mr. Fishman, our former Chief Executive Officer, until December 2015, for the performance years 2013 through 2015.

Differences between total direct compensation for each performance year in the chart above and information included in the "Summary Compensation Table" are discussed in "—Total Direct Compensation for 2020-2022 (Supplemental Table)" and "—The Differences Between this Supplemental Table and the Summary Compensation Table" on page 68.

Objectives of Our Executive Compensation Program

With our overarching pay-for-performance philosophy in mind, the Compensation Committee has approved the following five primary objectives of our executive compensation program.

Objective	
Link compensation to the achievement of our short- and long-term financial and strategic objectives	The Compensation Committee believes that a properly structured compensation system should measure and reward performance on multiple bases. To ensure an appropriate degree of balance in the program, the compensation system is designed to measure short- and long-term financial and operating performance, the efficiency with which capital is employed in the business, the effective management of risk, the achievement of strategic initiatives and the individual performance of each executive. The Compensation Committee further believes that the most senior executives, who are responsible for the development and execution of our strategic and financial plans, should have the largest portion of their compensation tied to performance-based incentives, including stock-based compensation, the ultimate value of which is dependent on the performance of our stock price over time and on our three-year core return on equity. Accordingly, the proportion of total compensation that is performance-based increases with successively higher levels of responsibility. In addition, in evaluating the Company's overall performance, the Compensation Committee considers that our business is subject to year-to-year volatility outside of management's control, including natural and man-made catastrophic events. The Compensation Committee believes that, because the impact of catastrophes in any given year can produce significant volatility, the effective management of catastrophes can only be evaluated over a longer period of time. As a result, although the Compensation Committee believes that the impact of catastrophes on the Company's financial results should be reflected in its executive compensation decisions, the Compensation Committee does not believe it is appropriate for compensation levels to be subject to as much volatility year-to-year as may be caused by actual catastrophes.
Provide competitive compensation opportunities to attract, retain and motivate high-performing executive talent	Our overall compensation levels are designed to attract and retain the best executives in light of the competition for executive talent. We recognize that to continue to produce industry-leading results over time, we need to continuously cultivate that talent. We do so with competitive compensation programs that are designed to attract, motivate and retain our best people, development programs that foster personal and professional growth, and a focus on diversity and inclusion as a business imperative. In addition, the Compensation Committee believes that, when we generally exceed our performance goals and the named executive officers individually perform at superior levels in achieving that performance, total compensation for these executive officers should be set at superior levels compared to the compensation levels for equivalent positions in our Compensation Comparison Group. When we do not generally exceed our performance goals or the named executive officers individually do not perform at superior levels, total compensation for these executives should be set at lower levels. The Compensation Committee may also consider other relevant facts and circumstances in awarding compensation in order to attract, retain and motivate high-performing talent.

Objective	
Align the interests of management and shareholders by paying a substantial portion of total compensation in stock-based incentives and ensuring that executives accumulate meaningful stock ownership stakes over their tenure	The Compensation Committee believes that the interests of executives and shareholders should be aligned. Accordingly, a significant portion of the total compensation for the named executive officers is in the form of stock-based compensation. The components of the annual stock-based compensation granted to the named executive officers in 2023 and 2022 were stock options and performance shares. Stock options provide value only if our stock appreciates, and performance shares vest only if specified core return on equity thresholds are met. In addition, as discussed below, senior executives are expected to achieve specified stock ownership targets. Both the portion of total compensation attributable to stock-based programs and the expected level of executive stock ownership increase with successively higher levels of responsibility.
Maximize, to the extent equitable and practicable, the financial efficiency of the overall compensation program	As part of the process of approving the initial design of incentive plans, or any subsequent modifications made to such plans, and determining awards under the plans, the Compensation Committee evaluates the aggregate economic costs and dilutive impact to shareholders of such compensation, the expected tax and accounting treatment and the impact on our financial results. The Compensation Committee attempts to balance the various financial implications of each program to ensure that the system is as efficient as possible and that unnecessary costs are avoided.
Reflect established and evolving corporate governance standards	The Compensation Committee, with the assistance of our Human Resources Department and the Compensation Committee's independent compensation consultant, stays abreast of current and developing corporate governance standards and trends with respect to executive compensation and adjusts the various elements of our executive compensation program, from time to time, as it deems appropriate.

As a result of this process, the Compensation Committee has adopted the following practices, among others:



What We DO

- ✔ Provide for a maximum cash bonus opportunity with regard to our Chief Executive Officer
- ✔ Maintain a robust share ownership requirement
- ✔ Maintain a clawback policy with respect to cash and equity incentive awards to our executive officers
- ✔ Prohibit hedging transactions as specified in our securities trading policy
- ✔ Prohibit pledging shares without the consent of the Company (no pledges have been made)
- ✔ Engage in extensive outreach and maintain a regular dialogue with shareholders relating to the Company's governance, compensation and sustainability practices
- ✔ Engage an independent consultant that works directly for the Compensation Committee and does not work for management



What We DO NOT Do

- ✖ No excise tax "gross-up" payments in the event of a change in control
- ✖ No tax "gross-up" payments on perquisites for named executive officers
- ✖ No repricing of stock options and no buy-out of underwater options
- ✖ No excessive or unusual perquisites
- ✖ No dividends or dividend equivalents paid on unvested performance shares
- ✖ No above-market returns provided for in deferred compensation plans
- ✖ No guaranteed equity awards or bonuses for named executive officers

For a description of the duties of the Compensation Committee and its use of an independent compensation consultant, see "Governance of Your Company—Committees of the Board and Meetings—Compensation Committee" on page 19.

Compensation Elements and Decisions

With our pay-for-performance philosophy and compensation objectives discussed above as our guiding principles, we deliver annual executive compensation through the following elements:

2022 Compensation Mix[1]

CEO



5.8%
Base Salary
30.4%
Annual Cash Bonus
38.3%
Performance Shares
25.5%
Stock Options

Performance-Based Pay
94.2%

OTHER NEO AVERAGE


12.8%
Base Salary
41.7%
Annual Cash Bonus
27.3%
Performance Shares
18.2%
Stock Options

Performance-Based Pay
87.2%

(1) Pay mix of total direct compensation for the 2022 performance year as reported in the Supplemental Table on page 68.

CASH-BASED COMPENSATION

The Compensation Committee has determined that is appropriate for the allocation of compensation between performance-based annual cash bonus and stock-based long-term incentives to be somewhat more heavily weighted towards cash bonus as compared to our Compensation Comparison Group. The Compensation Committee believes that this allocation is appropriate in light of the fact that a higher percentage of the named executive officers' total compensation (and total direct compensation) is performance-based as compared to the peer average and peer median of the Compensation Comparison Group. In particular, unlike a number of other companies in our Compensation Comparison Group that grant time-vesting restricted stocks, annual equity awards made to the named executive officers are typically all performance-based.

STOCK-BASED COMPENSATION

Annual awards of stock-based compensation are typically in the form of performance shares and stock options. Because our performance shares only vest if specified core return on equity thresholds are met, and because stock options provide value only if our stock price appreciates, the Compensation Committee believes that such compensation is all performance-based; that is, the compensation typically awarded annually to our Chief Executive Officer and other named executive officers generally does not include awards that are earned solely due to the passage of time without regard to performance.

The following chart illustrates the mix of performance-based compensation to non-performance-based compensation of our Chief Executive Officer, compared to the chief executive officers of our Compensation Comparison Group.

Travelers CEO Pay Mix[(1)] and Peer Average CEO Pay Mix[(2)]


TRAVELERS CEO
5.8%
Base Salary
30.4%
Annual Cash Bonus
38.3%
Performance Shares
25.5%
Stock Options
Performance-Based Pay
94.2%
PEER CEO AVERAGE
7.5%
Base Salary
9.9%
Restricted Stock
29.0%
Bonus
41.5%
Performance Shares/units
12.1%
Stock Options
Performance-Based Pay
82.6%

(1) Pay mix of total direct compensation for the 2022 performance year as reported in the Supplemental Table on page 68.

(2) Peer Average CEO Pay Mix reflects the pay mix of total direct compensation for our Compensation Comparison Group for their 2021 performance year (the most recent year for which data was publicly available) and was calculated by the Company using data provided by the Compensation Committee's independent compensation consultant. As part of that calculation, the independent compensation consultant annualized special non-recurring long-term incentive grants (for example, new hire, retention and promotion awards) to reflect an estimate of "per year" value when appropriate.

We also provide benefits and modest perquisites. In addition, from time to time, the Compensation Committee may make special cash or equity awards to one or more of our named executive officers. No special cash or equity awards were made to our named executive officers for the 2022 performance year.

Base Salary

METRICS

The Compensation Committee's philosophy is to generally set base salary for executive officers at a level that is intended to be on average at or near the 50th percentile for equivalent positions in our Compensation Comparison Group.

Individual salaries may range above or below the median based on a variety of factors, including the potential impact of the executive's role at the Company, the terms of the executive's employment agreement, if any, the tenure and experience the executive brings to the position and the performance and potential of the executive in his or her role. Because salaries for executive officers are typically changed infrequently, at the time the Compensation Committee increases the salaries of executives, such salaries on average may initially, and for a period of time following such increases, be higher than the 50th percentile of our Compensation Comparison Group on the basis that over time the average is expected to be at, or near, approximately the 50th percentile.

Base salaries are reviewed annually, and adjustments are made from time to time as the Compensation Committee deems appropriate to recognize performance, changes in duties and/or changes in the competitive marketplace.

LINK TO STRATEGY

The Compensation Committee's base salary positioning supports the attraction and retention of high-quality talent, ensures an affordable overall cost structure and mitigates excessive risk taking.

Base Salaries

At its February 2023 meeting, the Compensation Committee increased Mr. Schnitzer's base salary by $150,000 in order to position Mr. Schnitzer's base salary more competitively when compared to the other chief executive officers in our Compensation Comparison Group. Prior to the adjustment made to Mr. Schnitzer's salary in February 2023, his base salary was at the approximately 30th percentile of our Compensation Comparison Group, based on the most recently available data as provided by the Compensation Committee's independent compensation consultant. After the February 2023 increase, the base salary for Mr. Schnitzer is approximately 6.6% above the median dollar amount of our Compensation Comparison Group, based on the most recently available data as provided by the compensation consultant.

Other than the change to Mr. Schnitzer's base salary, no changes were made to the base salaries of the other named executive officers at the Compensation Committee's February 2023 meeting.

At its February 2022 meeting, the Compensation Committee made the following changes to base salaries of the named executive officers other than Mr. Schnitzer:

- increased the base salary of Mr. Frey by $50,000 in order to position Mr. Frey's base salary more competitively when compared to the other chief financial officers in our Compensation Comparison Group;
- increased the base salary of Mr. Kess by $50,000, his first increase in 36 months; and
- increased the base salary of each of Messrs. Klein and Toczydlowski by $100,000 to position their total direct compensation at levels more comparable to those of similarly situated executives of the companies in our Compensation Comparison Group.

The current base salaries for the named executive officers other than the Chief Executive Officer are on average approximately 6.4% above the median dollar amount of our Compensation Comparison Group, based on the most recently available data as provided by the Compensation Committee's independent compensation consultant.

Because salaries for executive officers are typically changed infrequently, at the time the Compensation Committee increases the salaries of executives who have not received an increase in several years, such salaries on average may initially, and for a period of time following such increases, be higher than the 50th percentile of our Compensation Comparison Group indicated by the most recently available data on the basis that over time the average is expected to be at, or near, approximately the 50th percentile.

Annual Cash Bonus

The named executive officers are eligible to earn performance-based annual cash bonuses. The annual bonuses are based on the performance of the Company as a whole, taking into consideration performance against predetermined metrics as approved by the Board at the beginning of the year, as well as the individual performance of each executive. The annual cash bonuses are designed to further our goals described under "—Objectives of Our Executive Compensation Program", including motivating and promoting the achievement of our short- and long-term financial and strategic objectives.

METRICS

The Compensation Committee evaluates a broad range of financial and non-financial metrics in awarding performance-based incentives each year.

The Compensation Committee believes that a formulaic approach to the determination of performance-based compensation, particularly in the property and casualty insurance industry, could result in unintended consequences and is not an appropriate substitute for the Compensation Committee's informed and thorough deliberation and the application of its reasoned business judgment. The Compensation Committee believes that there is no substitute for understanding the Company's results and how those results were achieved. The Compensation Committee's current approach allows it to appropriately assess the quality of performance results and ensures that executives are not unduly rewarded, or disadvantaged, based purely on the application of a mechanical formula.

CORE RETURN ON EQUITY

Core return on equity is a principal factor in the Compensation Committee's evaluation of the Company's performance. The Compensation Committee believes that core return on equity should not be viewed as a single metric. Rather, by being a function of both core income and shareholders' equity (excluding unrealized gains and losses on investments), core return on equity is a function of both the Company's income statement and balance sheet.

When evaluating core return on equity, the Compensation Committee considers:

- the Company's cost of equity;
- recent and historical trends with respect to interest rates;
- recent and historical trends with respect to core return on equity for the Company;
- recent and historical trends with respect to return on equity for the domestic property and casualty insurance industry, including the industry peers included in the Compensation Comparison Group; and
- the low level of volatility with respect to the Company's return on equity relative to the industry peers included in the Compensation Comparison Group.

ADDITIONAL METRICS

The Compensation Committee also evaluates the Company's performance with respect to a wide range of other financial metrics included in the financial plan approved by the Board prior to the beginning of the year, including:

- Core income and core income per diluted share, and the metrics that contribute to those results, such as:
  - earned premiums;
  - investment income;
  - insurance losses; and
  - expense and capital management.

In evaluating performance against the metrics, however, the Compensation Committee does not use a formula or pre-determined weighting, and no one metric is individually material other than core return on equity and core income.

In light of the Company's objective to create shareholder value by generating significant earnings and taking a balanced approach to capital management, the Compensation Committee also reviews per share growth in book value and adjusted book value over time.

However, because (1) book value can be volatile due to, among other things, the impact of changing interest rates on the fair value of the Company's fixed-income investment portfolio, as we experienced in 2022, and (2) the Company's capital management strategy also emphasizes returning excess capital to shareholders, the Compensation Committee does not set a specific target for per share growth in book value or adjusted book value. Further, while it evaluates changes in book value and adjusted book value in the context of overall results, the Compensation Committee does not believe such changes, by themselves, are always the most meaningful indicators of relative performance.

LINK TO STRATEGY

Senior executives, as well as other employees with management responsibility, are encouraged to focus on multiple performance objectives that are important for creating shareholder value, including the quality and profitability of our underwriting and investment decisions, the pricing of our policies, the effectiveness of our claims management and the efficacy of our capital and risk management. In addition, senior executives are encouraged to focus on executing the Company's ambitious innovation agenda to position the Company for continued success.

Factors Considered in Awarding 2022 Bonuses

In determining the actual annual bonuses awarded, the Compensation Committee considered a number of factors, including:

- another year of strong top- and bottom-line results, despite the significant industrywide headwinds that impacted our Personal Insurance segment and an elevated level of catastrophe losses for the year;
- the Company's successful execution of its marketplace strategies, including the growth of net written premiums by 11% to a record $35.4 billion, with each of our operating segments contributing to this growth. Business Insurance grew 10%, Bond & Specialty Insurance grew 11% and Personal Insurance grew 12%;
- that even as we have improved our expense ratio to a record low 28.5%, we continued to successfully execute on our long-term strategy to "transform" Travelers into the insurance company of the future through our ambitious innovation agenda. Our ongoing investments in improving productivity and efficiency have allowed us to meaningfully increase the amount we spend on technology and direct significantly more of our technology dollars to strategic technology initiatives while holding routine but necessary expenditures flat;
- the successful execution of the Company's long-term strategic plan for continued success in light of the forces of change the Company has identified as impacting the industry, as described under "—Strategic Focus in Light of Forces of Change";
- the consolidated, business segment and/or investment results relative to the various financial measures set forth in our 2022 business plan that was established and approved by the Board at the end of 2021;
- the effective management over time of our exposure to catastrophes. Over the past six years, our share of property catastrophe losses relative to total property catastrophe losses for the domestic P&C industry have declined significantly compared to the earlier years in the decade. Our property catastrophe losses over the past six years have also been meaningfully lower than our corresponding market share. In addition, we estimate that had we not taken the actions we did to manage our exposure in Florida, our losses in 2022 from Hurricane Ian would have been nearly three times the amount we actually incurred;
- our Claim organization's excellent performance in delivering for our customers, including exceeding our objective of closing 90% of all claims arising out of catastrophe events within 30 days;
- our success in establishing Travelers as a thought leader in the ESG space, including our comprehensive ESG reports and disclosures, which are consistent with the standards and recommendations of the TCFD and SASB;
- our successful execution of our comprehensive human capital management strategies as evidenced by our high employee tenure and lower employee turnover compared to our industry peers during a time of historically high industrywide attrition, as well as progress on the Company's diversity and inclusion initiatives;
- our performance relative to the companies in our Compensation Comparison Group and other companies in the property and casualty insurance industry, with a particular emphasis on core return on equity;
- compensation market practices as reflected by the Compensation Comparison Group in the most recent publicly available data;
- the performance of the executive;
- the tenure and compensation history of the executive; and
- the demonstration of leadership and teamwork and a commitment to a culture of collaboration.

In addition, in connection with Mr. Schnitzer's compensation for the 2022 performance year, the Compensation Committee also considered: (i) the successful execution over the past seven years of the Company's strategic plan for continued success in light of the forces of change impacting the industry, and (ii) the assumption by Mr. Schnitzer of a leadership role in the property and casualty insurance industry, including his recent election as the Chairman of the American Property and Casualty Insurance Association (APCIA), the primary national trade association for home, auto and business insurers.

The Compensation Committee generally weighs financial performance measures, particularly core return on equity and core income, and comparable compensation information more heavily than other factors. In particular, when assessing results, the Compensation Committee considers the Company's overall financial performance relative to prior years' performance, the financial plan, the performance of industry peers and, in the case of core return on equity, the Company's cost of equity and the risk-free rate.

The achievement, or inability to achieve, any particular financial or operational measure in a given year neither guarantees, nor precludes, the payment of an award, but is considered by the Compensation Committee as one of several factors among the other factors noted above and any additional information available to it at the time, including market conditions in general. The Compensation Committee does not use a formula or assign any particular relative weighting to any performance measure.

As discussed under "—Annual Cash Bonus—Metrics" on page 53, the Compensation Committee believes that a formulaic approach to compensation is not appropriate in the property and casualty insurance industry and is not an appropriate substitute for the Compensation Committee's informed and thorough deliberation and the application of its reasoned business judgment as it would not allow the Compensation Committee to assess the quality of the performance results and could result in negative unintended consequences. For example, a formulaic bonus plan tied to revenue growth (a common metric used in formulaic bonus plans) could create an incentive for management to relax underwriting or investment standards to increase revenue and reported profit on a short-term basis, thereby driving higher short-term bonuses, but creating excessive risk for shareholders over the longer term. This is of particular concern in the property and casualty insurance industry due to the fact that the "cost of goods sold" (that is, the amount of insured losses) is not known at the time of sale and develops over time — in some cases over many years. Based in part on investor feedback, beginning in 2022, the Compensation Committee implemented a maximum cash bonus opportunity for our Chief Executive Officer of $10 million.

2022 Financial Metrics, Including Core Return on Equity Target

In evaluating the foregoing factors, the Compensation Committee reviewed management's progress in meeting a broad range of financial and operational metrics included in the 2022 financial plan approved by the Board in December 2021. As discussed above, of the various financial metrics evaluated by the Compensation Committee, the Compensation Committee considered core return on equity to be the most important metric in its evaluation of the Company's annual performance, and it reviewed other metrics in light of their contribution to the Company's core return on equity goals.

Core Return on Equity Target

In February 2022, the Compensation Committee established specific targets for both: (1) core return on equity and (2) adjusted core return on equity, which excludes catastrophes and prior year reserve development, if any, related to asbestos and environmental coverages. In particular, the 2022 financial plan targeted: (1) a core return on equity of 11.6% and (2) an adjusted core return on equity of 16.4%.

One of management's important responsibilities is to produce an appropriate return on equity for our shareholders and to develop and execute financial and operational plans consistent with our financial goal of achieving a superior core return on equity over time. We emphasize that the objective is measured over time because we recognize that interest rates, reserve development and weather, among other factors, impact our results from year to year, and that there are years — or longer periods — and environments in which a mid-teens return is not attainable and other years in which we expect we will achieve or exceed a mid-teens return. In all environments, the Company aspires to generate a core return on equity that is industry leading.

The targeted returns for 2022 reflect fixed interest rates at historically low levels and assumed that catastrophes would be consistent with normalized levels reflecting long-term historical experience. In addition, in evaluating the appropriateness of the targets set for core return on equity, the Compensation Committee considers our return on equity relative to the Compensation Comparison Group, the U.S. property and casualty insurance industry generally and our estimated cost of equity. This relationship to industry returns, over time, is described in the chart on page 43. As a result, when the Board approved our 2022 financial plan, both management and the Board believed the plan to be reasonably difficult to achieve.

Notably, the Company's financial plan—and thus its targets —did not budget for any prior year reserve development, positive or negative. The Company's actuarial estimates always reflect management's best estimates of ultimate loss as of the relevant date. As a result, when developing financial plans, the Company does not budget for, or target, prior year reserve development. Adjustments to actual adjusted core return on equity for prior year reserve development related to asbestos and environmental coverages are made because, to a significant degree, those items relate to policies that were written decades ago and, particularly in the case of asbestos, arise to a significant extent as a result of court decisions and other trends that have attempted to expand insurance coverage far beyond what we believe to be the intent of the original parties. Accordingly, their financial impact is largely beyond the control of current management.

FACTORS CONSIDERED BY THE COMPENSATION COMMITTEE WHEN ESTABLISHING TARGETS FOR 2022

In setting the targets for 2022 set forth in the following chart, the Compensation Committee considered that net investment income in 2022 was expected to be significantly lower than in 2021 due to the exceptional returns of our alternative investment portfolio in 2021. In addition, for the reasons discussed above, the targets for 2022 for each of core return on equity and adjusted core return on equity did not include any prior year reserve development, either positive or negative. For 2021, core return on equity and adjusted core return on equity included 170 basis points and 250 basis points of prior year reserve development, respectively.

For 2022, our core return on equity and adjusted core return on equity compared to our targets were as follows:

CORE RETURN ON EQUITY


13.7%
11.6%
11.3%
2021 Actual
2022 Target(1)
2022 Actual

ADJUSTED CORE RETURN ON EQUITY(2)


19.5%
16.4%
17.3%
2021 Actual
2022 Target(1)
2022 Actual

(1) For the reasons discussed above, the 2022 targets for core return on equity and adjusted core return on equity did not include any prior year reserve development, either positive or negative.

(2) Excludes catastrophes and prior year reserve development related to asbestos and environmental coverages.

When evaluating these results, the Compensation Committee considered these results relative to the U.S. property and casualty insurance industry as a whole. In particular, the Company's 2022 return on equity of 12.2% substantially exceeded the average return on equity for the domestic property and casualty industry in 2022 of approximately 1.6%, as estimated by Conning.

When evaluating these results, the Compensation Committee also considered that inflation during 2022 (as measured by the consumer price index) was significantly higher than anticipated when the 2022 financial plan was approved by the Board of Directors at the end of 2021 and that the adverse variances to the plan were overwhelmingly the result of unanticipated inflationary pressures on the labor and material components of loss costs in Personal Insurance, which were not readily apparent until the first quarter of 2022. In addition to not being easily foreseeable, the Compensation Committee considered that the increase in loss costs has been an industrywide challenge, not specific to the Company, and that the Company responded aggressively to the significant change in circumstances.

Other Financial Metrics

In determining annual cash bonuses to be paid to the named executive officers, the Compensation Committee evaluates the Company's performance with respect to not only core return on equity, but also a broad range of other financial metrics including, among other things, core income and core income per diluted share and other metrics that contribute to those amounts, such as written and earned premiums, investment income and expense management. In 2022, none of these other financial metrics was individually material to 2022 compensation decisions. The relevant targets for these other financial metrics were included in the 2022 financial plan approved by the Board at the end of 2021. The following charts show actual 2022 core income, core income per diluted share and adjusted core income (excluding prior year reserve development related to asbestos and environmental ("A&E") and catastrophes) compared to the 2021 results and the corresponding metrics contained in the Company's 2022 financial plan. Core income was consistent with the Company's financial plan, while Core income per diluted share was just slightly lower than the Company's financial plan, primarily due to the factors discussed above. Core income before A&E and catastrophes exceeded the respective goal in the Company's financial plan.

FACTORS CONSIDERED BY THE COMPENSATION COMMITTEE WHEN ESTABLISHING TARGETS FOR 2022

In setting the targets for 2022 set forth in the following chart, the Compensation Committee considered that net investment income in 2022 was expected to be significantly lower than in 2021 due to the exceptional returns of our alternative investment portfolio in 2021. In addition, for the reasons discussed above, the targets for 2022 for each of core income, core income per diluted share and core income before A&E did not include any prior year reserve development, either positive or negative. For 2021, core income, core income per diluted share and core income before A&E and catastrophes included $424 million, $1.68 and $673 million of positive prior year reserve development, respectively.


CORE INCOME
in billions
$3.5
$3.0
$3.0
2021 Actual
2022 Target(1)
2022 Actual
CORE INCOME PER DILUTED SHARE
$13.94
$12.51
$12.42
2021 Actual
2022 Target(1)
2022 Actual
CORE INCOME BEFORE A&E AND CATASTROPHES
in billions
$5.2
$4.4
$4.8
2021 Actual
2022 Target(1)
2022 Actual

(1) For the reasons discussed above, the 2022 target for each of core income, core income per diluted share and core income before A&E and catastrophes did not include any prior year reserve development, either positive or negative.

Amount of 2022 Annual Cash Bonuses

At its February 2023 meeting, in light of the quantitative and qualitative factors described above and the substantial contributions made by the named executive officers in achieving our very strong 2022 operating and financial results despite the significant industrywide headwinds that impacted our Personal Insurance segment and an elevated level of catastrophe losses for the year, and to recognize that all of the named executive officers individually performed at superior levels, the Compensation Committee determined in its judgment to set the amounts of the named executive officers' 2022 cash bonuses at the levels described below:

	Annual cash bonus	Change in annual cash bonus compared to 2021
Mr. Schnitzer	$6.8 million	Increased by 4.6%.
Mr. Frey	$2.4 million	The average annual cash bonus for each of Messrs. Frey, Kess and Toczydlowski increased by an average of 4.2% year-over-year.
Mr. Kess	$3.1 million	
Mr. Toczydlowski	$2.8 million	
Mr. Klein	$2.5 million	Consistent with the prior year, reflecting the significant impact on Personal Insurance's results of the unanticipated inflationary pressures on the industry, including Travelers, while acknowledging Mr. Klein's effective leadership, Personal Insurance's excellent marketplace execution during this challenging industrywide environment and the strategic accomplishments of Personal Insurance during the year.

Long-Term Stock Incentives

The Compensation Committee believes that the interests of executives and shareholders should be closely aligned. Accordingly, a significant portion of the total compensation for the named executive officers is in the form of stock-based long-term incentive awards.

METRICS

In determining the size of the total long-term incentive opportunity, the Compensation Committee considers a number of factors, including the factors applied with regard to the determination of the annual cash bonus award. Once the performance share award has been granted, the number of shares that a named executive officer will receive upon vesting, if any, depends on the Company's attainment of specific financial targets related to core return on equity. These targets, which are described on page 61, are specified at the time the awards are granted and, unlike the practice of most companies, disclosed in advance to shareholders to enable a full evaluation of the rigor of our performance goals and how the performance schedule compares to our cost of equity. The value provided by the stock options is determined solely on the appreciation of the stock price subsequent to the time of the award.

LINK TO STRATEGY

Long-term stock-based incentives ensure that our executive officers have a continuing stake in our long-term success and manage the business with a long-term, risk-adjusted perspective. In addition, senior executives are encouraged to focus on executing the Company's ambitious innovation agenda to position the Company for continued success.

Guidelines for the Allocation of Annual Equity Grants

The Compensation Committee, with advice from its independent compensation consultant, has developed guidelines for the allocation of annual grants of equity compensation between performance shares and stock options. Under the guidelines, the mix of long-term incentives, for the named executive officers, based on the grant date fair value of the awards, is approximately:


40%
Stock options
60%
Performance Shares

These allocations are intended to result in a mix of annual long-term incentives that is sufficiently performance-based and will result in:

- a large component of total compensation being tied to the achievement of specific, multi-year operating performance objectives and changes in shareholder value (performance shares); and
- an appropriate portion being tied solely to changes in shareholder value (stock options).

The mix of annual long-term incentive compensation reflects the Compensation Committee's judgment as to the appropriate balance of these incentives to achieve its objectives. While the aggregate grant date fair values of equity awards granted to the named executive officers consider both individual and Company performance, the mix of equity incentives awarded annually is fixed and generally does not vary from year-to-year. For a description of the equity awards granted in fiscal year 2022, refer to "—Grants of Plan-Based Awards in 2022" on page 71.

Annual Equity Grants

At its February 2023 meeting, the Compensation Committee determined to grant the named executive officers' stock-based long-term incentive awards as described in the chart below. In making that determination, the Compensation Committee recognized that all of the named executive officers individually performed at superior levels and contributed substantially to our very strong 2022 operating and financial results despite the significant industrywide headwinds that impacted our Personal Insurance segment and an elevated level of catastrophe losses for the year. The Compensation Committee also considered the fact that a higher percentage of the named executive officers' total compensation (and total direct compensation) is performance-based as compared to the peer average and peer median of the Compensation Comparison Group.

	Stock-based long-term incentive award grant date fair value	Change in grant date fair value compared to awards granted in 2022
Mr. Schnitzer	$14.25 million	Increased by $1.35 million (10% higher).
Messrs. Frey and Kess	3.0 times base salary	Consistent with the prior year.
Messrs. Toczydlowski and Klein	4.0 times base salary	Consistent with the prior year.

These equity awards approved for the named executive officers at the February 2023 meeting will be reflected in the "Summary Compensation Table" in our Proxy Statement for our 2024 annual meeting.

At its February 2022 meeting, the Compensation Committee granted the following stock-based long-term incentive awards:

	Stock-based long-term incentive award grant date fair value	Change in grant date fair value compared to awards granted in 2021
Mr. Schnitzer	$12.9 million	Increased by $1.4 million (12% higher).
Messrs. Frey and Kess	3.0 times base salary	Consistent with the prior year.
Messrs. Toczydlowski and Klein	4.0 times base salary	Increased from 3.0 times base salary to approximately 4.0 times base salary to position their total direct compensation at levels more comparable to those of similarly situated executives of the companies in our Compensation Comparison Group.

These equity awards, approved at the February 2022 meeting, are reflected in the Summary Compensation Table on page 69.

The ultimate value of stock-based long-term incentive awards at the time of vesting or, in the case of stock options, exercise may be greater than or less than the grant date fair value, depending upon our operating performance and changes in the value of our stock price. The grant date fair values of long-term incentive awards are computed in accordance with the accounting standards described in footnote (1) to the "Summary Compensation Table" on page 69.

Consistent with our historical practice, 60% of the stock-based long-term incentive awards were granted in the form of performance shares and 40% of the stock-based long-term incentive awards were granted in the form of stock options in each of 2023 and 2022.

Performance Shares

Under our program for granting performance shares, we may grant performance shares to certain of our employees who hold positions of vice president (or its equivalent) or above, including the named executive officers. These awards provide the recipient with the right to receive a variable number of shares of our common stock based upon our attainment of specified performance goals. The performance goals for performance share awards granted in 2023 and 2022 are based upon our attaining various adjusted returns on equity over three-year performance periods commencing January 1, 2023 and ending December 31, 2025, and commencing January 1, 2022 and ending December 31, 2024, respectively (in each case, "Performance Period Return on Equity").

Performance Period Return on Equity represents the average of the "Adjusted Return on Equity" for each of the three calendar years in the performance period. The "Adjusted Return on Equity" for each calendar year is determined by dividing "Adjusted Operating Income" by "Adjusted Shareholders' Equity" for the year, each as defined in the Performance Share Awards Program and described below. "Adjusted Core Income", as defined in the performance share awards granted in 2022 and 2023, excludes the after-tax effects of:

- specified losses from officially designated catastrophes;
- asbestos and environmental reserve charges or releases;
- net realized investment gains or losses in the fixed maturities and real estate portfolios;
- items that are unusual or infrequently occurring (or both); and
- the cumulative effect of accounting changes and federal income tax rate changes, charges for amortization of

goodwill to the extent goodwill is amortized and exit or disposal costs, each as defined by GAAP and each as disclosed in our financial statements (including accompanying footnotes and management's discussion and analysis);

and is then reduced by the after-tax dollar amount for expected "normal" catastrophe losses. In the first year of the performance period, such expected "normal" catastrophe losses are represented by a fixed amount set forth in the terms of the performance shares ($1.37 billion for 2022). In the two subsequent years of the performance period, such fixed amount for catastrophes is adjusted up or down by formula to reflect any increases or decreases, as the case may be, in written premiums in specified catastrophe-exposed commercial and personal lines.

"Adjusted Core Income" is also reduced by an amount reflecting the historical level of credit losses (on an after-tax basis) associated with our fixed-income investments. The Compensation Committee believes this reduction of Adjusted Core Income is appropriate because credit losses in our fixed-income portfolio are part of reported net income but not core income and thus, absent making this reduction, would not be reflected in Adjusted Core Income. Specifically, for performance share awards granted in February 2023 and February 2022, the annual reduction is determined by multiplying a fixed factor (expressed as 2.25 basis points) by the amortized cost of the fixed maturity investment portfolio at the beginning of each quarter during the relevant year in the performance period and adding such amounts (on an after-tax basis) for each year in the performance period.

"Adjusted Shareholders' Equity" for each year in the performance period is defined in the Performance Share Awards Program as the sum of our total common shareholders' equity, as reported on our balance sheet as of the beginning and end of the year (excluding net unrealized appreciation or depreciation of investments and adjusted as set forth in the immediately following sentence), divided by two. In calculating Adjusted Shareholders' Equity, our total common shareholders' equity as of the beginning and end of the year is adjusted to remove the cumulative after-tax impact of the following items during the performance period: (1) discontinued operations and (2) the adjustments and reductions made in calculating Adjusted Core Income.

The Compensation Committee selected Performance Period Return on Equity as the performance measure in the Performance Share Plan because the Compensation Committee believes it is the best measure of return to shareholders and efficient use of capital over a multi-year period, as described further above under "—Pay-for-Performance Philosophy" and "Objectives of Our Executive Compensation Program".

The Compensation Committee seeks to establish the Performance Period Return on Equity standards such that 100% vesting requires a level of performance over the performance period that is expected to be in the top tier of the industry.

In considering what would constitute such top tier performance over a future three-year period, the Compensation Committee considered:

- Recent and historical trends in return on equity for the domestic property and casualty insurance industry, including industry peers included in the Company's Compensation Comparison Group;
- Recent and historical trends in core return on equity for the Company;
- Current and expected underwriting and investment market conditions;
- The Company's business plan and the Company's cost of equity;
- That performance is measured over a three-year period and the plan and related award agreements do not provide for adjustments to be made during the performance period (other than in the case of specifically enumerated events, such as changes in corporate income tax rates and accounting changes). Accordingly, there is uncertainty, particularly in the second and third years of the performance period, and what actually constitutes top-tier performance during the performance period may differ from expectations due to factors that impact the Company's performance objectives and are both difficult to forecast in advance and are outside of the control of management. These factors include, among others, changes in the level of economic activity, interest rates and the competitive environment for pricing;
- That, while interest rates increased during 2022: (i) such increase will take a number of years to earn into the fixed income portfolio, with less than 10% of fixed income portfolio maturing each year; (ii) our financial goal of achieving a mid-teens core return on equity over time will depend on interest rates returning to more normal levels by historical standards; and (iii) the ongoing objective of achieving an industry-leading core return on equity over any period, and in particular a short-or medium-term period such as three years, would, in its view, be reasonably difficult to achieve; and
- That the Company's actuarial estimates reflect management's best estimates of ultimate loss as of the relevant date and, accordingly, the Company's financial plans do not include any prior year reserve development, positive or negative.

Accordingly, while the Compensation Committee does not implement a formulaic calculation based on relative performance, which it believes could result in over or under compensation, it does set the Performance Period Return on Equity standards after considering the level of historical and expected performance that would constitute superior returns relative to other companies in the industry, including industry peers included in our Compensation Comparison Group.

For performance shares granted in 2023 and 2022, the number of shares that vest, if any, is contingent upon our attaining Performance Period Return on Equity as indicated on the following chart. Performance falling between any of the identified points in the applicable chart below will result in an interpolated vesting percentage (for example, a Performance Period Return on Equity of 9% will yield a vesting of 83.3%).

PERFORMANCE PERIOD RETURN ON EQUITY STANDARDS

	Vesting Percentage	Performance Period Return on Equity for Performance Shares in 2023 and 2022
Threshold	0%	<8.0%
	50%	8.0%
	75%	8.5%
	100%	10.0%
	110%	10.5%
	120%	11.0%
	130%	11.5%
	140%	12.0%
	150%	12.5%
	160%	13.0%
	180%	14.5%
Maximum	200%	16.0%

In setting the Performance Period Return on Equity of 10.0% that is required for 100% vesting, the Compensation Committee considered that, in each case, a Performance Period Return on Equity of 10% would meaningfully exceed the average return on equity for the domestic property and casualty insurance industry of 6.6% for 2021, and 1.6% for 2022, respectively. In addition, the Compensation Committee considered that a Performance Period Return on Equity of 10% would exceed our cost of equity and meaningfully exceed the actual average return on equity for the domestic property and casualty industry for the immediately preceding ten years. See the chart on page 43 which shows the historical returns on equity for the Company and the domestic property and casualty insurance industry.

Because the performance shares are a long-term incentive intended to align a significant portion of our executives' compensation with return on equity objectives over time, the Compensation Committee generally seeks to maintain consistency in the Performance Period Return on Equity standards from year-to-year. However, the Compensation Committee does from time to time make adjustments if it determines that there have been significant changes in the returns that it expects will constitute top-tier performance.

In setting the Performance Period Return on Equity levels for the performance shares granted in February 2023 and 2022, the Compensation Committee decided not to make any changes to the Performance Period Return on Equity standards as compared to the levels for the performance shares granted in the prior year.

To support our recruitment and retention objectives and to encourage a long-term focus on our operations, the performance shares vest subject to both the satisfaction of the requisite performance goals and the participant meeting specified service period criteria. The program provides for accelerated vesting and/or waiver of service requirements in the event of death, disability or a qualifying "retirement," as defined in the awards.

In the event of a participant's voluntary termination for "good reason" or involuntary termination without "cause" within 24 months following a change in control of the Company, the service vesting requirements with respect to the performance share grants will be waived.

Further, under his employment agreement, Mr. Schnitzer is entitled to conversion of all of his performance shares into time-vesting awards upon a change in control and he is entitled to accelerated vesting of all of his equity awards if his equity awards are not assumed by the surviving entity following a change in control or in the event of a voluntary termination for "good reason" or an involuntary termination without "cause" (each as defined in his employment letter) within 24 months following a change in control of the Company. These provisions are included to minimize the potential influence of the treatment of these equity awards in connection with a change in control on Mr. Schnitzer's and our other executives' decision-making processes and to conform the terms of our program more closely to compensation practices among our peers. The Compensation Committee believes that these provisions will enhance Mr. Schnitzer's and our other executives' independence and objectivity when considering a potential transaction. These provisions are described in more detail under "—Potential Payments to Named Executive Officers Upon Termination of Employment or Change in Control—Summary of Key Agreements—Mr. Schnitzer's Employment Letter".

New performance share cycles commence annually and overlap one another, helping to foster retention and reduce the impact of the volatility in compensation associated with changes in our annual return on equity performance. Dividend equivalent shares are paid only when and if performance shares vest, and are paid, in shares, at the same vesting percentage as the underlying performance shares.

Payment of Performance Shares Granted for the 2020-2022 Period

In February 2023, the Compensation Committee reviewed and subsequently certified the results for the performance shares granted to the named executive officers in 2020.

Payout of shares under these performance share awards was subject to attaining specified adjusted returns on equity over the three-year performance period commencing on January 1, 2020 and ending on December 31, 2022. The adjusted return on equity for such performance period was 13.3%, which resulted in the vesting of the performance shares at 109.4%.

No discretionary adjustments were made by the Committee to modify the performance share payouts due to factors related to the pandemic.

Stock Options

All stock options are granted with an exercise price equal to the closing price of the underlying shares on the date of grant. Our annual award of stock options generally vests 100% three years after the date of grant and has a maximum expiration date of ten years from the date of grant. The named executive officers are entitled to accelerated vesting of their stock options following a qualified retirement, death or disability or in the event of a voluntary termination for "good reason" or involuntary termination without "cause" within 24 months following a change in control of the Company. For a description of other vesting events see "—Potential Payments to Named Executive Officers Upon Termination of Employment or Change in Control".

Other Compensation

Pension Plans

We provide retirement benefits as part of a competitive pay package to retain employees. Specifically, we currently offer U.S. employees a tax-qualified defined benefit plan with a cash-balance formula, with some legacy participants accruing benefits under a final average pay formula. Also, a number of employees and executives participate or have accrued benefits in other pension plans which are frozen as to new participants and/or new accruals. Under the cash-balance formula, each enrolled employee has a hypothetical account balance, which grows with interest and pay credits each year.

In addition, we sponsor a non-qualified excess benefit retirement plan that covers U.S. employees whose tax-qualified plan benefit is limited by the Internal Revenue Code with respect to the amount of compensation that can be taken into account under a tax-qualified plan. The non-qualified plan makes up for the benefits that cannot be provided by the qualified plan as a result of those Internal Revenue Code limits by using the same cash-balance pension formula that applies under the qualified plan. The purpose of this plan is to ensure that employees who receive retirement benefits only through the qualified cash-balance plan and employees whose qualified plan benefit is limited by the Internal Revenue Code are treated substantially the same. The details of the existing plans are described more fully under "—Post-Employment Compensation—Pension Benefits for 2022" on page 74.

Deferred Compensation

In the United States, we offer a tax-qualified 401(k) plan to employees and a non-qualified deferred compensation plan to employees who hold positions of vice president or above. Both plans are available to the named executive officers.

The non-qualified deferred compensation plan allows an eligible employee to defer receipt of a portion of his or her salary and/or annual bonus until a future date or dates elected by the employee. This plan provides an additional vehicle for employees to save for retirement on a tax-deferred basis. The deferred compensation plan is not funded by us and does not provide preferential rates of return. Participants have only an unsecured contractual commitment by us to pay amounts owed under that plan.

For further details, see "—Post-Employment Compensation—Non-Qualified Deferred Compensation for 2022" on page 76.

Other Benefits

We also provide other benefits described below to our named executive officers, which are not tied to any performance criteria. Rather, these benefits are intended to support objectives related to the attraction and retention of highly skilled executives and to ensure that they remain appropriately focused on their job responsibilities without unnecessary distraction.

Personal Security

We have established a security policy in response to a study prepared by an outside consultant that analyzed security risks to our Chief Executive Officer based on a number of factors, including travel patterns and past security threats. This security policy is periodically reviewed by an outside security consultant. In accordance with the security policy, a Company car and driver or other ground transportation arrangements are provided to our Chief Executive Officer for business and personal travel. These ground transportation services provide the necessary security for, and maintain the health and safety of, our Chief Executive Officer and enable him to conduct business on behalf of the Company while in transit. The methodologies we use to value the personal use of a Company car and driver and other ground transportation arrangements as a perquisite are described in footnote (5) to the "Summary Compensation Table". In 2022, the aggregate incremental cost for personal use of a Company car and driver and other ground transportation provided pursuant to our security policy for our Chief Executive Officer was $10,642.

Pursuant to the security policy, our Chief Executive Officer uses our aircraft for business and personal air travel. Use of our Company aircraft provides the necessary security for, and maintains the health and safety of, our Chief Executive Officer and enables him to be immediately available to respond to business priorities from any location and to use his travel time productively for the

Company's benefit. Our Chief Executive Officer reimburses the Company for personal travel on our aircraft in an amount equal to the incremental cost to the Company associated with such personal travel, provided that the amount does not exceed the maximum amount legally payable under FAA regulations, in which case our Chief Executive Officer reimburses such maximum amount.

In addition, under the security policy described above, we provide our Chief Executive Officer with additional home security enhancements and other protections. The methodology we use to value the incremental costs of providing additional home security enhancements and other protections to our Chief Executive Officer is the actual cost to us of home security and other equipment or other personal security protection and any other incremental related expenses. In 2022, the aggregate incremental cost of security for our Chief Executive Officer was $3,125 as shown in footnote (5) to the "Summary Compensation Table".

Our Chief Executive Officer is responsible for all taxes due on any income imputed to him in connection with his personal use of Company-provided transportation and other security related protections.

Other Transportation on Company Aircraft

We also on occasion provide transportation on Company aircraft for spouses or others, although under SEC rules, such spousal or other travel may not always be considered to be directly and integrally related to our business. Consistent with past practice, we only reimburse the named executive officers for any tax liabilities incurred with respect to travel by spouses or others if such travel is considered directly and integrally related to business.

Health Benefits; Treatment of Higher Paid and Lower Paid Employees

We subsidize health benefits more heavily for lower paid employees as compared to higher paid employees, such as the named executive officers. Accordingly, our higher paid employees pay a significantly higher percentage of the cost of their health benefits than our lower paid employees.

Financial and Tax Planning

We offer financial and tax planning services to our named executive officers. In addition to ensuring that management attention is preserved for Company business, providing tax and financial planning services to executives promotes compliance with tax reporting.

Additional Compensation Information

Compensation Comparison Group

Our Compensation Comparison Group includes:

Key competitors in the **property and casualty insurance** industry —

- American International Group, Inc.
- Allstate Corporation
- Chubb Ltd.
- Hartford Financial Services Group
- Progressive Corporation

General **financial services** and **life and health insurance** companies of relatively similar size and complexity —

- Aflac
- American Express
- Bank of New York Mellon
- Humana
- Lincoln National
- Marsh & McLennan
- MetLife Inc.
- Prudential Financial Inc.

We regard these companies as potential competition for executive talent.

As of December 31, 2022, the Company's net income and revenue were at approximately the 60th percentile and the 39th percentile of the Compensation Comparison Group, respectively, and its market cap was at 94% of the median of the Compensation Comparison Group. The Compensation Committee reviews the composition of our peer group annually to ensure that the companies constituting the peer group continue to provide meaningful and relevant compensation comparisons. The Compensation Committee did not make any changes to our Compensation Comparison Group in 2022 as a result of this review.

Non-Competition Agreements

All members of our Management Committee, including the named executive officers, have signed non-competition agreements. The agreements provide that, upon an executive's termination of employment, we may elect to, and in the event of Mr. Schnitzer's voluntary termination for "good reason" or involuntary termination without "cause" within the 24-month period following a change in control, we have elected to, impose a six-month non-competition obligation upon the executive that would preclude the executive, subject to limited exceptions, from (1) performing services for or having any ownership interest in any entity or business unit that is primarily engaged in the property and casualty insurance business or (2) otherwise engaging in the property and casualty insurance business. This restriction will apply in the United States and any other country where we are physically present and engaged in the property and casualty insurance business as of the executive's termination date.

If we elect to enforce the non-competition terms, and the executive complies with all of the obligations under the agreement, then the executive will be entitled to:

- receive a lump sum payment at the end of the six-month restricted period equal to the sum of (1) six-months' base salary plus (2) 50% of the executive's average annual bonus for the prior two years plus (3) 50% of the aggregate grant date fair value of the executive's average annual equity awards for the prior two years; and
- reimbursement for the cost of continuing health benefits on similar economic terms as in place immediately prior to the executive's termination date during the six-month non-competition period or payment of an equivalent amount, payable at the end of the six-month restricted period.

Timing and Pricing of Equity Grants

The Compensation Committee typically makes annual awards of equity at its first regularly scheduled meeting of the year, which is usually held in early February. This meeting date is typically set a few years in advance as part of the Board's annual calendar of scheduled meetings. The Compensation Committee has in the past, and may in the future, make limited grants of equity on other dates in order to retain key employees, to compensate an employee in connection with a promotion or to compensate newly hired executives for equity or other benefits lost upon termination of their previous employment or to otherwise induce them to join us.

Under our Governance Guidelines, the Compensation Committee may make off-cycle equity grants only on previously determined dates in each calendar month, which will be either (1) the date of a regularly scheduled Board or Compensation Committee meeting, (2) the next succeeding 15th day of the calendar month (or if the 15th is not a business day, the business day immediately preceding the 15th) or (3) in the case of grants in connection with new hires and/or promotions, on, or within 15 days of, the first day of employment or other personnel change. The grant date of equity grants to executives is the date of Compensation Committee approval. As discussed above, the exercise price of stock option grants is the closing market price of our common stock on the date of grant.

As discussed under "Governance of Your Company—Committees of the Board and Meetings—Compensation Committee" on page 19, the Compensation Committee has delegated to the Chief Executive Officer, subject to the prior written consent of our Executive Vice President and General Counsel, the authority to make limited "off-cycle" grants to employees who are not Committee Approved Officers on the grant dates established by our Governance Guidelines. For these grants, as discussed above, the grant date is the date of such approval, and the exercise price of all stock options is the closing market price of our common stock on the date of grant.

Under the 2014 Stock Incentive Plan, stock options cannot be "repriced" unless such repricing is approved by our shareholders. See "Governance of Your Company—Dating and Pricing of Equity Grants" on page 27.

We monitor and periodically review our equity grant policies to ensure compliance with plan rules and applicable law. We do not have a program, plan or practice to time our equity grants in coordination with the release of material, non-public information. In 2022, we did not grant equity awards to any of our named executive officers within four business days before or one business day after the release of material, non-public information.

Severance and Change in Control Agreements

All of our current senior executives, other than Mr. Schnitzer, are covered by our severance plan. Mr. Schnitzer's letter agreement, discussed at greater length below under "—Potential Payments to Named Executive Officers Upon Termination of Employment or Change in Control—Summary of Key Agreements" on page 80, contains severance benefits that are triggered under some circumstances, including some circumstances related to a change in control of the Company.

Each of our named executive officers, other than Mr. Schnitzer, has entered into an agreement with us pursuant to which the named executive officer is granted enhanced severance benefits in exchange for agreeing to non-solicitation and non-disclosure provisions. Under the terms of such agreements, these named executive officers are eligible to receive a severance benefit if they are involuntarily terminated due to a reduction in force or for reasons other than "cause" or if they are asked to take a substantial demotion. The terms of these agreements are described more fully under "—Potential Payments to Named Executive Officers Upon Termination of Employment or Change in Control—Summary of Key Agreements" on page 80.

In addition, based on the advice of the Compensation Committee's independent compensation consultant and consistent with market practice, the equity awards made in February 2023 and 2022, including those made to the named executive officers, provide for waiver of service vesting conditions in the event of a voluntary termination for "good reason" or an involuntary termination without "cause" within 24 months of a change in control.

The Compensation Committee believes that these severance agreements and, in some circumstances, change in control arrangements are necessary to attract and retain the talent necessary for our long-term success. The Compensation Committee also believes that these severance and change in control programs allow our executives to focus on duties at hand and provide security should their employment be terminated as a result of an involuntary termination without cause or a constructive discharge or following a change of control, as applicable. For these reasons, and based on advice of the Compensation Committee's independent compensation consultant, the Compensation Committee believes that these arrangements are appropriate and consistent with similar provisions agreed to by members of our Compensation Comparison Group and their executive officers.

None of the severance and change in control agreements with the named executive officers include excise tax gross-up protections.

Stock Ownership Guidelines, Anti-Hedging and Pledging Policies, and Other Trading Restrictions

We maintain an executive stock ownership policy under which executives are expected to accumulate and retain specified levels of ownership of our equity securities until termination of employment, so as to further align the interests of management and shareholders. The Compensation Committee developed this policy based in part on an analysis of policies instituted at our peer competitors.

In response to feedback from our shareholders following our 2022 Annual Meeting of Shareholders, we have made a number of changes to our executive stock ownership policy for 2023, including: (1) to increase the target stock ownership level for the Chief Executive Officer from 500% of his base salary to 600% of his base salary; and (2) to exclude certain unvested performance shares and unexercised stock options from the stock ownership calculation for the CEO and other named executive officers.

Under the policy, executives have target ownership levels as follows:

Rank	Target Stock Ownership Level
CEO	600% of base salary
Other Named Executive Officers	300% of base salary



What We Count Toward the Requirement

- ✔ Shares held directly by the executive
- ✔ Shares held indirectly through our 401(k) Savings Plan or deferred compensation plan



What We DO NOT Count Toward the Requirement

- ✖ Unexercised stock options
- ✖ Unvested performance shares

As of December 31, 2022, each of our named executive officers was in compliance with our stock ownership policy.

The policy provides that executives who have not achieved these levels of stock ownership are expected to retain at least 50% of the shares acquired upon exercising stock options or upon the vesting of restricted stock, restricted stock units or performance shares (other than shares used to pay the exercise price of options and withholding taxes) until the requirements are met.

We have a securities trading policy that sets forth guidelines and restrictions applicable to employees' and directors' transactions involving our stock. Among other things, this policy prohibits our employees and directors from engaging in short-term or speculative transactions involving our stock, including purchasing our stock on margin, short sales of our stock (that is, selling stock that is not owned and borrowing shares to make delivery), buying or selling puts, calls or other derivatives related to our stock and arbitrage trading or day trading of our stock. Directors and executive officers are not allowed to pledge Company stock without the consent of the Company, and no shares beneficially owned by them are pledged.

Recapture/Forfeiture Provisions

Our Board has adopted a policy requiring the reimbursement and/or cancellation of all or a portion of any incentive cash bonus or stock-based incentive compensation awarded to members of our Management Committee or other officers who are subject to Section 16 of the Exchange Act when the Compensation Committee has determined that all of the following factors are present:

- the award and/or payout of an award was predicated upon the achievement of financial results that were subsequently the subject of a restatement;
- the employee engaged in fraud or willful misconduct that was a significant contributing factor in causing the restatement; and
- a lower award and/or payout of an award would have been made to the employee based upon the restated financial results.

Incentive compensation is granted subject to the policy that, in each such instance described above, the Company will, to the extent permitted by applicable law and subject to the discretion and approval of the Compensation

Committee, taking into account such facts and circumstances as it deems appropriate, including the costs and benefits of doing so, seek to recover the employee's cash bonus and/or stock-based incentive compensation paid or issued to the employee in excess of the amount that would have been paid or issued based on the restated financial results. If the Compensation Committee determines, however, that, after recovery of an excess amount from an employee, the employee is nonetheless unjustly enriched, it may seek recovery of more than such excess amount up to the entire amount of the bonus or other incentive compensation.

In addition, under the terms of our executive equity award agreements, in the event that the employment of an executive, including the named executive officers, is terminated for gross misconduct or for cause, as determined by the Compensation Committee, all outstanding vested and unvested awards are cancelled upon his or her termination.

Further, in connection with equity awards, the named executive officers and other recipients of equity awards are parties to an agreement that provides for the forfeiture of unexercised or unvested awards and the recapture by us of any compensatory value, including any amount included as compensation in his or her taxable income, that the former executive received or realized by way of payment, exercise or vesting during the period beginning 12 months prior to the date of termination of employment with us, and ending 12 months after the date of the termination of employment with us, if during the 12-month period following his or her termination, the executive:

- fails to keep all confidential information strictly confidential;
- uses confidential information to solicit or encourage any person or entity that is a client, customer, policyholder, vendor, consultant or agent of ours to discontinue business with us after accepting a position with a direct competitor;
- is directly and personally involved in the negotiation or solicitation of the transfer of business away from us; or
- solicits, hires or otherwise attempts to affect the employment of any person employed by us at any time during the last three months of the executive's employment or thereafter, without our consent.

Shareholder Engagement

This year, the Company again took a comprehensive and integrated approach to its shareholder engagement efforts, including with respect to its financial results, corporate strategy, compensation practices and environmental, social and governance matters. Throughout the year, the Company also sought additional opportunities to connect directly with its investors to discuss current and emerging trends and to hear investor feedback. Since its 2022 Annual Meeting of Shareholders, the Company has sought meetings with shareholders representing approximately 50% of its outstanding shares and engaged with shareholders representing more than 44% of its outstanding shares.

After considering our conversations with investors, in which shareholders were generally supportive of our compensation programs, as well as conversations with proxy advisory firms and the results of our recent shareholder advisory votes on executive compensation, the Compensation Committee concluded that our executive compensation programs are performing as intended. While, in consultation with its independent compensation consultant, the Compensation Committee determined not to make changes to the core structure of the Company's executive compensation programs, based in part on investor feedback, the Compensation Committee:

- implemented a maximum annual cash bonus opportunity of $10 million for the Chief Executive Officer; and
- amended the Company's executive stock ownership policy to: (1) increase the target stock ownership level for its Chief Executive Officer from 500% of his base salary to 600% of his base salary, and (2) exclude certain unvested and unexercised awards from the stock ownership calculation for its named executive officers, as discussed under "Stock Ownership Guidelines, Anti-Hedging and Pledging Policies, and Other Trading Restrictions" on page 66.

For a discussion of our comprehensive shareholder engagement efforts and the actions we took, based in part, on investor feedback, see "Shareholder Engagement and Board Responsiveness" on page 5 of this Proxy Statement.

Total Direct Compensation for 2020-2022 (Supplemental Table)

The following table shows the base salary actually earned during each of the last three years as well as annual cash bonuses paid and equity awards granted to our named executive officers in February in respect of the immediately preceding performance year.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Equity Awards ($)	Total ($)	Increase from Prior Year (%)
Alan D. Schnitzer Chairman and Chief Executive Officer	2022	1,300,000	6,800,000	14,250,000	22,350,000	8
	2021	1,300,000	6,500,000	12,900,000	20,700,000	9
	2020	1,300,000	6,200,000	11,500,000	19,000,000	7
Daniel S. Frey Executive Vice President and Chief Financial Officer	2022	787,692	2,400,000	2,400,000	5,587,692	6
	2021	737,739	2,300,000	2,250,000	5,287,739	8
	2020	700,000	2,100,000	2,100,000	4,900,000	8
Avrohom J. Kess Vice Chairman and Chief Legal Officer	2022	937,692	3,125,000	2,850,000	6,912,692	5
	2021	900,000	3,000,000	2,700,000	6,600,000	4
	2020	900,000	2,755,000	2,700,000	6,355,000	1
Gregory C. Toczydlowski Executive Vice President and President, Business Insurance	2022	825,385	2,835,000	3,400,000	7,060,385	8
	2021	750,000	2,725,000	3,080,000	6,555,000	23
	2020	750,000	2,315,000	2,250,000	5,315,000	9
Michael F. Klein Executive Vice President and President, Personal Insurance	2022	775,385	2,500,000	3,200,000	6,475,385	6
	2021	700,000	2,500,000	2,900,000	6,100,000	23
	2020	700,000	2,165,000	2,100,000	4,965,000	n/a

The Purpose Behind This Supplemental Table

This Supplemental Table has been included to provide investors with additional compensation information for the last three performance years. As part of reaching its compensation decisions for a performance year, the Compensation Committee refers to this data. Accordingly, this supplemental information enables investors to better understand the actions of the Compensation Committee with respect to total direct compensation for a performance year. This Supplemental Table is not, however, intended to be a substitute for the information provided in the "Summary Compensation Table" on page 69, which has been prepared in accordance with the SEC's disclosure rules.

The Differences Between this Supplemental Table and the Summary Compensation Table

The information contained in this Supplemental Table differs substantially from the total direct compensation information contained in the "Summary Compensation Table" for the relevant year because the stock awards and option awards columns for a particular year in the "Summary Compensation Table" report awards actually granted in that fiscal year (not equity awards granted in respect of that performance year). For example, for 2022, the "Summary Compensation Table" includes awards made in February 2022 in respect of the 2021 performance year but does not include awards made in February 2023 in respect of the 2022 performance year. On the other hand, the "2022" rows in the Supplemental Table presented above include stock-based grants made in February 2023 in respect of the 2022 performance year and not the stock-based grants made in February 2022 in respect of the 2021 performance year.

Compensation Committee Report

The Compensation Committee has discussed and reviewed the foregoing "Compensation Discussion and Analysis" with management. Based upon this review and discussion, the Compensation Committee recommended to the Board of Directors that the "Compensation Discussion and Analysis" be included in this Proxy Statement and incorporated by reference into our Annual Report on Form 10-K.

Submitted by the Compensation Committee of the Company's Board of Directors:

Clarence Otis Jr. (Chair)
Janet M. Dolan
Thomas B. Leonardi
Elizabeth E. Robinson
Philip T. Ruegger III
Rafael Santana

Summary Compensation Table

The following table provides summary information concerning compensation paid or accrued by us to our Chairman and Chief Executive Officer, our Executive Vice President and Chief Financial Officer and each of our three other most highly compensated executive officers who served in such capacities at December 31, 2022. We refer to these individuals collectively as the "named executive officers".

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards[1] ($)	Option Awards[2] ($)	Non-Equity Incentive Plan Compensation[3] ($)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings[4] ($)	All Other Compensation[5] ($)	Total ($)
Alan D. Schnitzer Chairman and Chief Executive Officer	2022	1,300,000	—	7,740,075	5,159,281	6,800,000	—	73,041	21,072,397
	2021	1,300,000	—	6,900,051	4,598,852	6,500,000	471,951	82,843	19,853,697
	2020	1,300,000	—	6,450,017	4,300,009	6,200,000	701,662	38,582	18,990,270
Daniel S. Frey Executive Vice President and Chief Financial Officer	2022	787,692	—	1,349,985	899,885	2,400,000	76,381	7,792	5,521,735
	2021	737,739	—	1,260,008	839,801	2,300,000	183,704	7,000	5,328,252
	2020	700,000	—	1,260,040	840,004	2,100,000	215,402	7,000	5,122,446
Avrohom J. Kess Vice Chairman and Chief Legal Officer	2022	937,692	—	1,619,948	1,079,862	3,125,000	48,785	7,336	6,818,623
	2021	900,000	—	1,619,931	1,079,737	3,000,000	157,508	7,000	6,764,176
	2020	900,000	—	1,619,995	1,080,003	2,755,000	214,441	7,000	6,576,439
Gregory C. Toczydlowski Executive Vice President and President, Business Insurance	2022	825,385	—	1,847,993	1,231,848	2,835,000	—	26,866	6,767,092
	2021	750,000	—	1,350,059	899,785	2,725,000	176,949	23,860	5,925,653
	2020	750,000	—	1,140,055	760,004	2,315,000	457,448	23,860	5,446,367
Michael F. Klein Executive Vice President and President, Personal Insurance	2022	775,385	—	1,740,008	1,159,836	2,500,000	—	33,157	6,208,386
	2021	700,000	—	1,260,008	839,801	2,500,000	157,963	28,607	5,486,379
	2020	700,000	—	1,050,034	700,008	2,165,000	450,908	70,648	5,136,598

(1) The dollar amounts represent the aggregate grant date fair value of stock awards granted during each of the years presented. The grant date fair value of a stock award is measured in accordance with the guidance in FASB ASC Topic 718 using the assumptions discussed in Note 14 to our financial statements for the fiscal year ended December 31, 2022 included in the Company's Annual Report on Form 10-K filed with the SEC on February 16, 2023 (the "Form 10-K"), without taking into account estimated forfeitures. Stock awards during the years presented reflect performance shares. With respect to the performance shares, the estimate of the grant date fair value determined in accordance with the guidance in FASB ASC Topic 718 assumes the vesting of 100% of the performance shares awarded. Assuming the highest level of performance is achieved (which would result in the vesting of 150% of the performance shares granted in 2020 and in the vesting of 200% of the performance shares granted in 2021 and 2022), the aggregate grant date fair value of the performance shares reflected in the table above would be:

Name	2022	2021	2020
Alan D. Schnitzer	$ 15,480,150	$ 13,800,102	$ 9,675,026
Daniel S. Frey	$ 2,699,970	$ 2,520,016	$ 1,890,060
Avrohom J. Kess	$ 3,239,895	$ 3,239,861	$ 2,430,059
Gregory C. Toczydlowski	$ 3,695,985	$ 2,700,117	$ 1,710,149
Michael F. Klein	$ 3,480,015	$ 2,520,016	$ 1,575,050

The dividend equivalents attributable to performance shares are deemed "reinvested" in additional performance shares and will only be distributed upon the vesting, if any, of the performance shares in accordance with the performance share award terms. In accordance with the SEC's rules, dividend equivalents on performance shares, as well as cash dividends on restricted stock units, are not required to be reported because the values of such future dividends are factored into the grant date fair value of the awards. For a discussion of specific stock awards granted during 2022, see "Grants of Plan-Based Awards in 2022" below and the narrative discussion that follows.

(2) The dollar amounts represent the grant date fair value of stock option awards granted during each of the years presented. The grant date fair value of a stock option award is measured in accordance with the guidance in FASB ASC Topic 718 using the assumptions discussed in Note 14 to our financial statements for the fiscal year ended December 31, 2022 included in the Company's Form 10-K, without taking into account estimated forfeitures. For a discussion of specific stock option awards granted during 2022, see "Grants of Plan-Based Awards in 2022" below and the narrative discussion that follows.

(3) Reflects annual cash incentive compensation paid in 2023 for performance year 2022, cash incentive compensation paid in 2022 for performance year 2021 and cash incentive compensation paid in 2021 for performance year 2020, respectively. For a discussion of the

Company's annual cash bonus determinations, see "Compensation Discussion and Analysis—Compensation Elements and Decisions—Annual Cash Bonus".

(4) These amounts represent the aggregate change in actuarial present value of accumulated pension benefits for each of the years presented, using the same pension plan measurement date used for financial statement reporting purposes. The aggregate change in actuarial present value of accumulated pension benefits for Messrs. Schnitzer, Toczydlowski, and Klein was a decrease of $82,095, a decrease of $232,023 and a decrease of $280,362, respectively. We do not provide any of our executives with any above-market or preferential earnings on non-qualified deferred compensation. For additional information about pension benefits, see "Post-Employment Compensation—Pension Benefits for 2022" below.

(5) For 2022, "All Other Compensation" for Mr. Schnitzer includes $10,642 for personal use of a Company car and driver and other ground transportation arrangements, calculated as described below, $3,125 of personal security expenses, calculated at the actual cost to us, incurred on his behalf pursuant to the Company's executive security program, and $17,144 for tax and financial planning services, calculated at the actual cost to us.

Pursuant to our security policy, in 2022, we provided a car and driver or other ground transportation arrangements to Mr. Schnitzer for business and personal travel. We calculated the incremental cost to us for the personal use of any Company car and driver (including commuting and business travel not considered directly and integrally related to the performance of the executive's duties) based on the operating costs, such as fuel and maintenance, related to such travel. Compensation and benefits for the employee drivers are not included in the calculation of incremental cost because the employee drivers are members of our security staff and, consistent with our executive security policy, we would have otherwise incurred such cost for business purposes, whether or not the driver was available to Mr. Schnitzer for personal travel. The incremental cost of personal trips using other ground transportation arrangements, such as car services, are valued at the actual cost to us.

Mr. Schnitzer uses Company aircraft for business and personal air travel as required by our security policy. Mr. Schnitzer reimburses the Company for personal travel on Company aircraft in an amount equal to the incremental cost to the Company associated with such travel up to the maximum amount legally payable under FAA regulations. Incremental costs in excess of the amount legally payable under FAA regulations in the amount of $28,216 are included in "All Other Compensation" for 2022.

For 2022, "All Other Compensation" for Messrs. Toczydlowski and Klein includes the cost of tax and financial planning services, and the amount for Mr. Klein also includes costs under our executive physical program.

For more information about these perquisites, see "Compensation Discussion and Analysis—Other Compensation—Other Benefits".

Grants of Plan-Based Awards in 2022

The following table provides information on stock awards and stock options granted in 2022 to each of our named executive officers.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards Target[(1)] ($)	Estimated Future Payouts Under Equity Incentive Plan Awards[(2)]			All Other Option Awards: Number of Securities Underlying Options[(3)] (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards[(4)] ($)
			Threshold (#)	Target (#)	Maximum (#)			
Alan D. Schnitzer	2/08/2022		22,435	44,870	89,740			7,740,075
	2/08/2022					144,507	172.50	5,159,281
		n/a[(1)]						
Daniel S. Frey	2/08/2022		3,913	7,826	15,652			1,349,985
	2/08/2022					25,205	172.50	899,885
		n/a						
Avrohom J. Kess	2/08/2022		4,696	9,391	18,782			1,619,948
	2/08/2022					30,246	172.50	1,079,862
		n/a						
Gregory C. Toczydlowski	2/08/2022		5,357	10,713	21,426			1,847,993
	2/08/2022					34,503	172.50	1,231,848
		n/a						
Michael F. Klein	2/08/2022		5,044	10,087	20,174			1,740,008
	2/08/2022					32,486	172.50	1,159,836
		n/a						

(1) Other than a maximum annual cash bonus of $10 million with respect to our Chief Executive Officer, our annual Senior Executive Performance Plan does not include thresholds, targets or maximums that are determinable at the beginning of the performance year. For additional information regarding annual cash bonuses, see "Compensation Discussion and Analysis—Compensation Elements and Decisions—Annual Cash Bonus" above. The actual cash bonuses paid to our named executive officers are disclosed in the "Summary Compensation Table" in the "Non-Equity Incentive Plan Compensation" column.

(2) Represents performance shares granted as part of the annual long-term equity grant with respect to performance year 2021. All performance shares were granted under the Company's 2014 Stock Incentive Plan. Performance shares represent the right to earn shares of our common stock based on our attainment of specified performance goals, as described above under "Compensation Discussion and Analysis—Compensation Elements and Decisions—Long-Term Stock Incentives—Performance Shares". As described in more detail in that section, for awards granted in 2022, if our return on equity (as defined in the award agreement) over the three-year performance period meets the minimum threshold of 8%, then 50% of the number of performance shares awarded and accumulated dividend equivalents will vest. If our return on equity over the three-year performance period is 10%, then 100% of the number of shares awarded and accumulated dividend equivalents will vest. If our return on equity over the three-year performance period equals or exceeds 16%, then a maximum of 200% of the number of shares awarded and accumulated dividend equivalents will vest. The estimated future payouts of performance shares in the table above do not include additional shares that may be allocated to recipients of performance shares as a result of the phantom reinvestment of dividend equivalents on unvested performance shares, but the value of such additional shares is factored into the grant date fair values of the performance shares in the table above.

(3) Represents stock options granted in 2022 as part of the annual long-term equity grant with respect to performance year 2021. All stock options were granted under the Company's 2014 Stock Incentive Plan.

(4) The amount represents the grant date fair value of stock and option awards measured in accordance with the guidance in FASB ASC Topic 718 using the assumptions discussed in Note 14 to our financial statements for the fiscal year ended December 31, 2022 included in the Company's Form 10-K, without taking into account estimated forfeitures. With respect to the performance shares, the estimate of the grant date fair value determined in accordance with the guidance in FASB ASC Topic 718 assumes the vesting of 100% of the performance shares awarded.

Narrative Supplement to Summary Compensation Table and Grants of Plan-Based Awards in 2022

Employment Arrangements

Mr. Schnitzer's Employment Arrangement

On August 4, 2015, the Company entered into an employment letter with Mr. Schnitzer pursuant to which he serves as our Chief Executive Officer. As described more fully in "Potential Payments to Named Executive Officers Upon Termination of Employment or Change in Control—Summary of Key Agreements—Mr. Schnitzer's Employment Letter", if Mr. Schnitzer's employment is terminated by us without "cause" or he resigns for "good reason" (each as defined in his agreement), he would become entitled to receive specified additional benefits. Additionally, Mr. Schnitzer would be entitled to specified special protections with respect to his equity awards following a "change in control".

Mr. Schnitzer used our corporate aircraft for business and personal travel and was provided a car and driver or other ground transportation arrangements, in each case in accordance with our security policy. See the detailed discussion under "Compensation Discussion and Analysis—Other Compensation—Other Benefits—Personal Security".

Terms of Equity-Based Awards

Vesting Schedule

Stock option awards granted in 2022 vest in full three years after the date of grant. Performance shares reflected in the tables and accumulated dividend equivalents vest at the end of a three-year performance period if, and to the extent, performance goals are attained, as more fully described above in "Compensation Discussion and Analysis—Compensation Elements and Decisions—Long-Term Stock Incentives—Performance Shares".

Forfeiture and Post-Employment Treatment

Unvested shares underlying stock option, restricted stock unit and performance share awards are generally forfeited upon termination of employment except in specific cases for which different treatment is provided (see footnote (2) to the "Potential Payments to Named Executive Officers Upon Termination of Employment or Change in Control Table" for a discussion regarding different treatments).

Option Exercise Price

Stock options have an exercise price equal to the closing price of our common stock on the date of grant.

Dividends

Dividend equivalents attributable to performance shares are deemed "reinvested" in additional performance shares. The additional shares allocated to recipients of performance shares as a result of the phantom reinvestment of dividend equivalents on unvested performance shares will only be distributed upon the vesting, if any, of such performance shares in accordance with the performance share award terms.

Option Exercises and Stock Vested in 2022

The following table provides information regarding the values realized by our named executive officers upon the exercise of stock options and the vesting of stock awards in 2022.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise[1] ($)	Number of Shares Acquired on Vesting[2] (#)	Value Realized on Vesting[3] ($)
Alan D. Schnitzer	66,522	4,286,039	57,292	10,741,745
Daniel S. Frey	16,710	976,865	11,192	2,098,449
Avrohom J. Kess	—	—	14,389	2,697,911
Gregory C. Toczydlowski	43,000	2,830,290	10,126	1,898,628
Michael F. Klein	51,478	3,418,833	9,326	1,748,707

(1) Value realized on exercise is equal to the difference between the fair market value of the stock acquired upon exercise on the exercise date less the exercise price, multiplied by the number of options exercised.

(2) The shares acquired upon vesting represent performance shares that are treated as vested on December 31, 2022, the last day of the relevant three-year performance period, including the following shares in respect of phantom dividend equivalents on such performance shares: Mr. Schnitzer (4,069 shares), Mr. Frey (794 shares), Mr. Kess (1,022 shares), Mr. Toczydlowski (719 shares) and Mr. Klein (662 shares).

(3) The value realized on vesting is based on the closing price of our common stock on the NYSE on the vesting date. If vesting occurs on a day on which the NYSE is closed, the value realized on vesting is based on the closing price on the last trading day prior to the vesting date.

Outstanding Equity Awards at December 31, 2022

The following table provides information with respect to the option awards and stock awards held by the named executive officers at December 31, 2022.

	Option Awards					Stock Awards		
							Equity Incentive Plan Awards	
Name	Option Award Grant Date	Number of Securities Underlying Unexercised Options[(1)] (#) Exercisable	Number of Securities Underlying Unexercised Options[(1)] (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Stock Award Grant Date	Number of Unearned Shares, Units or Other Rights That Have Not Vested[(2)] (#)	Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[(3)] ($)
Alan D. Schnitzer	2/02/2016	150,829	—	106.03	2/02/2026			
	2/09/2017	222,901	—	118.78	2/09/2027			
	2/06/2018	162,927	—	140.85	2/06/2028			
	2/05/2019	216,246	—	126.18	2/05/2029			
	2/04/2020	—	298,368	132.58	2/04/2030			
	2/02/2021	—	197,343	139.83	2/02/2031			
						2/02/2021	103,149	19,339,331
	2/08/2022	—	144,507	172.50	2/08/2032			
						2/08/2022	91,671	17,187,372
Daniel S. Frey	2/06/2018	1,462	—	140.85	2/06/2028			
	2/05/2019	39,044	—	126.18	2/05/2029			
	2/04/2020	—	58,286	132.58	2/04/2030			
	2/02/2021	—	36,037	139.83	2/02/2031			
						2/02/2021	18,836	3,531,527
	2/08/2022	—	25,205	172.50	2/08/2032			
						2/08/2022	15,989	2,997,735
Avrohom J. Kess	12/30/2016	30,358	—	122.42	12/30/2026			
	2/09/2017	63,155	—	118.78	2/09/2027			
	2/06/2018	47,686	—	140.85	2/06/2028			
	2/05/2019	61,270	—	126.18	2/05/2029			
	2/04/2020	—	74,939	132.58	2/04/2030			
	2/02/2021	—	46,333	139.83	2/02/2031			
						2/02/2021	24,216	4,540,310
	2/08/2022	—	30,246	172.50	2/08/2032			
						2/08/2022	19,186	3,597,206
Gregory C. Toczydlowski	2/02/2016	2,249	—	106.03	2/02/2026			
	2/09/2017	43,342	—	118.78	2/09/2027			
	2/06/2018	34,771	—	140.85	2/06/2028			
	2/05/2019	42,048	—	126.18	2/05/2029			
	2/04/2020	—	52,735	132.58	2/04/2030			
	2/02/2021	—	38,611	139.83	2/02/2031			
						2/02/2021	20,182	3,783,918
	2/08/2022	—	34,503	172.50	2/08/2032			
						2/08/2022	21,887	4,103,596
Michael F. Klein	2/09/2017	30,246	—	118.78	2/09/2027			
	2/06/2018	32,287	—	140.85	2/06/2028			
	2/05/2019	39,044	—	126.18	2/05/2029			
	2/04/2020	—	48,572	132.58	2/04/2030			
	2/02/2021	—	36,037	139.83	2/02/2031			
						2/02/2021	18,836	3,531,527
	2/08/2022	—	32,486	172.50	2/08/2032			
						2/08/2022	20,608	3,863,807

(1) Stock options are exercisable 100% on the third anniversary of the stock option award grant date.

(2) The number of shares reflected for each of the named executive officers represents the sum of (a) the maximum number of performance shares and (b) the additional shares that have been allocated to the named executive officer through December 31, 2022, as a result of the phantom reinvestment of dividend equivalents on the maximum number of performance shares. We have reflected the maximum number of performance shares for each named executive officer because (a) results for 2021 and 2022, the first and second year of the three-year performance period for the February 2, 2021 awards, were above target and (b) results for 2022, the first year of the three-year performance

period for the February 8, 2022 awards, were also above target. The actual numbers of shares that will be distributed with respect to the 2021 and 2022 awards are not yet determinable. The awards granted on February 2, 2021 vest in proportion to actual performance over the three-year performance period ending on December 31, 2023, and the awards granted on February 8, 2022, vest in proportion to actual performance over the three-year performance period ending on December 31, 2024. For purposes of this column, fractional shares have been rounded to the nearest whole share. See the description of performance shares in the "Compensation Discussion and Analysis—Compensation Elements and Decisions—Long-Term Stock Incentives—Performance Shares" section.

(3) The market value is based on the closing price on the NYSE of our common stock on December 30, 2022, the last trading day of 2022 ($187.49), multiplied by the number of performance shares reported in the table.

Post-Employment Compensation

The Company has four active retirement plans:

- A qualified 401(k) Savings Plan, which is referenced under "Compensation Discussion and Analysis—Other Compensation—Deferred Compensation";
- A qualified pension plan (the "Pension Plan"), which is discussed under "—Pension Benefits for 2022" below;
- A non-qualified pension restoration plan that is a component of the Benefit Equalization Plan described below (the "Pension Restoration Plan"), which is discussed under "—Pension Benefits for 2022" below; and
- A non-qualified deferred compensation plan (the "Deferred Compensation Plan"), which is discussed under "—Non-Qualified Deferred Compensation for 2022" below.

The Company has two inactive retirement plans from which benefits are still payable to one or more named executive officers but under which no additional benefits are being earned (other than earnings credits as described below):

- A non-qualified pension plan maintained by TPC prior to the Merger that is a component of the Benefit Equalization Plan (the "TPC Benefit Equalization Plan"), which is discussed under "—Pension Benefits for 2022" below; and
- A non-qualified deferred compensation plan maintained by The St. Paul prior to the Merger that is a component of the Benefit Equalization Plan (the "Executive Savings Plan"), which is discussed under "—Non-Qualified Deferred Compensation for 2022" below.

Pension Benefits for 2022

The following table provides information regarding the pension benefits for our named executive officers under the Company's pension plans. The material terms of the plans are described following the table.

Name	Plan Name	Number of Years Credited Service[1]	Present Value of Accumulated Benefit[2] ($)	Payments During Last Fiscal Year ($)
Alan D. Schnitzer	Pension Plan	15	207,005	—
	Pension Restoration Plan	15	3,447,824	—
Daniel S. Frey	Pension Plan	20	179,366	—
	Pension Restoration Plan	20	781,413	—
Avrohom J. Kess	Pension Plan	6	57,880	—
	Pension Restoration Plan	6	674,882	—
Gregory C. Toczydlowski	Pension Plan	33	426,338	—
	Pension Restoration Plan	33	2,098,676	—
	TPC Benefit Equalization Plan[3]	11	10,862	—
Michael F. Klein	Pension Plan	33	504,646	—
	Pension Restoration Plan	33	1,852,035	—

(1) Credited service includes (as applicable) service for time worked at the Company plus TPC, Citigroup and certain of its affiliates and predecessors (prior to August 20, 2002) and The St. Paul. Number of years of credited service represents actual years of service. We do not have a policy with respect to granting extra years of credited service.

(2) The present value of accumulated benefit is calculated by projecting the qualified and non-qualified cash-balance accounts reflected in the tables below forward to age 65 by applying a 4.01% interest rate (except for some sub-accounts which use a 6.00% rate) and then discounting back to December 31, 2022, using a discount rate of 5.19% for the Pension Plan and 5.13% for the Pension Restoration Plan and the TPC Benefit Equalization Plan. These are the same assumptions the Company uses for financial reporting purposes. See Note 15 to our financial statements for the fiscal year ended December 31, 2022, included in the Company's Form 10-K.

(3) Service under the TPC Benefit Equalization Plan was frozen as of January 1, 2002, and the plan was merged into the Benefit Equalization Plan as of January 1, 2009.

The Company's Pension Plan

The Company's Pension Plan is a qualified defined benefit pension plan with a cash-balance formula or, for certain legacy participants, traditional final average pay formulas or legacy frozen cash-balance formulas. Each named executive officer participates in the cash-balance formula under which the named executive officer has a hypothetical account balance that grows with interest and pay credits each year. As of December 31, 2022, the named executive officers' qualified pension account balances were as follows:

Name	Qualified Account Balance at December 31, 2022[1]
Alan D. Schnitzer	$ 226,376
Daniel S. Frey	$ 193,068
Avrohom J. Kess	$ 65,197
Gregory C. Toczydlowski	$ 465,702
Michael F. Klein	$ 564,488

[1] These dollar amounts represent the participant's account balance rather than the present value of the accumulated benefit, which is set forth in the "—Pension Benefits for 2022" table above and calculated as described in footnote (2) to that table.

Interest credits are applied quarterly to the prior quarter's cash-balance pension account balance. These interest credits are generally based on the yield on ten-year treasury bonds, subject to a minimum annual interest rate of 4.01%.

Pay credits are calculated on an annual basis as a percentage of compensation, with the percentage determined based on the sum of age plus service at the end of the year under the following schedule:

Age + Service	Pay Credit
< 30	2.00%
30 - 39	2.50%
40 - 49	3.00%
50 - 59	4.00%
60 - 69	5.00%
> 69	6.00%

Service is calculated based on elapsed time with the Company plus any service with TPC, Citigroup and certain of its affiliates and predecessors (prior to August 20, 2002) and The St. Paul. Pay credits are calculated by multiplying the appropriate pay credit percentage by the named executive officer's compensation for the year, including base salary and bonus, up to the qualified plan compensation limit (which for 2022 was $305,000).

The pension plan benefit is subject to the qualified plan benefit limit (if applicable) under Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), income tax provisions.

The plan's normal retirement age is 65. However, under the cash-balance formula, participants are eligible to receive a distribution from the plan any time after they vest (currently after three years of service) and they separate from us. Once separated from us, participants may elect to receive a lump sum payment, life annuity, 50% joint and survivor annuity, 75% joint and survivor annuity, 100% joint and survivor annuity or a ten-year certain and life annuity. All payment forms are actuarially equivalent. Eligible part-time employees who are at least age 62 can apply for an in-service distribution from the plan, calculated as if they separated from us. There are no special early retirement benefits under the cash-balance formula, even in the case of an in-service distribution.

Under the plan, the benefits of some participants may be determined in whole or in part under transition benefit rules—that is, legacy benefit provisions.

The Company's Benefit Equalization Plan (Non-Qualified Pension Plan Components)

The Benefit Equalization Plan consists of three components:

- the Pension Restoration Plan (currently active);
- the TPC Benefit Equalization Plan (currently inactive); and
- the Executive Savings Plan (currently inactive; described under "—Non-Qualified Deferred Compensation for 2022" below).

The Benefit Equalization Plan is not funded, and plan participants have only an unsecured contractual commitment by the Company to pay amounts owed under the plan.

Pension Restoration Plan (Non-Qualified Pension Plan)

The Pension Restoration Plan is a non-qualified pension restoration plan which provides non-qualified pension benefits on compensation and benefits in excess of the qualified plan compensation limit and the benefit limit (if applicable) under Internal Revenue Code income tax provisions. Benefits under the plan accrue, in the same manner as described above for the Company's Pension Plan, for pay and benefits in excess of the compensation limit and the benefit limit (if applicable).

As of December 31, 2022, the named executive officers' non-qualified pension account balances were as follows:

Name	Non-Qualified Account Balance at December 31, 2022[1]
Alan D. Schnitzer	$ 3,753,442
Daniel S. Frey	$ 837,977
Avrohom J. Kess	$ 755,637
Gregory C. Toczydlowski	$ 2,307,529
Michael F. Klein	$ 2,059,947

[1] These dollar amounts represent the participant's account balance rather than the present value of the accumulated benefit, which is set forth in the "—Pension Benefits for 2022" table and calculated as described in footnote (2) to that table.

The plan's normal retirement age is 65. However, participants are eligible to receive a distribution from the plan any time after they vest (currently after three years of service) and they separate from us, subject to a six-month delayed payment requirement following separation. Once separated from us, participants will receive their benefit in ten annual installment payments (for account balances greater than $50,000) or a single lump sum payment (for balances equal to or less than $50,000). There are no special early retirement benefits. To the extent that a participant's qualified plan benefits are determined under legacy benefit provisions, those provisions can affect the benefits payable under the Pension Restoration Plan.

TPC Benefit Equalization Plan (Non-Qualified Pension Plan)

The TPC Benefit Equalization Plan is a non-qualified pension plan. Benefit accruals were frozen as of January 1, 2002. As of January 1, 2009, the TPC Benefit Equalization Plan was merged into the Benefit Equalization Plan. Participants in the plan have cash-balance accounts that accrue interest credits but no pay credits. As of December 31, 2022, the non-qualified account balance for Mr. Toczydlowski, the only participant among the named executive officers, was as follows:

Name	Non-Qualified Account Balance at December 31, 2022[1]
Gregory C. Toczydlowski	$ 11,943

[1] This dollar amount represents the participant's account balance rather than the present value of the accumulated benefit, which is set forth in the "—Pension Benefits for 2022" table and calculated as described in footnote (2) to that table.

Interest credits are applied quarterly to the prior quarter's account balance. These interest credits are generally based on the yield on ten-year treasury bonds, subject to a minimum annual interest rate of 4.01%. The plan's normal retirement age is 65. However, Mr. Toczydlowski is eligible to receive a distribution from the plan any time after becoming vested, attaining age 55 and separating from us. The participant may elect to receive a lump sum payment, life annuity, 50% joint and survivor annuity, 75% joint and survivor annuity or 100% joint and survivor annuity. All payment forms are actuarially equivalent. There are no special early retirement benefits. To the extent that a participant's qualified plan benefits are determined under legacy benefit provisions, those provisions can affect the benefits payable under the TPC Benefit Equalization Plan.

Non-Qualified Deferred Compensation for 2022

The following table provides information regarding contributions, earnings and balances for our named executive officers under the active Deferred Compensation Plan, as well as under the Executive Savings Plan, which is closed to new deferrals. Under each of the plans, no Company "match" is currently made on amounts deferred, account balances are fully vested at all times, and the Company does not provide any opportunity for above-market or preferential earnings, nor does it provide any minimum internal rate of return. Additionally, the Deferred Compensation Plan and the Executive Savings Plan do not permit "hardship" withdrawals. The Deferred Compensation Plan and Executive Savings Plan are not funded, and plan participants have only an unsecured contractual commitment by the Company to pay amounts owed under each plan. Each of these plans is further described below.

Name	Non-Qualified Deferred Compensation Plan Name	Executive Contributions in 2022[1] ($)	Company Contributions in 2022 ($)	Aggregate Earnings in 2022 ($)	Aggregate Withdrawals/ Distributions in 2022 ($)	Aggregate Balance at 12/31/22[2] ($)
Alan D. Schnitzer	Deferred Compensation Plan	—	—	(1,795,502)	—	9,678,120
Daniel S. Frey		—	—	—	—	—
Avrohom J. Kess	Deferred Compensation Plan	2,812,116	—	(2,379,037)	—	12,213,257
Gregory C. Toczydlowski		—	—	—	—	—
Michael F. Klein	Deferred Compensation Plan	—	—	(180,564)	—	887,430
	Executive Savings Plan	—	—	87	—	9,999

[1] Of Mr. Kess's contributions, $468,366 was reported as "Salary" in the "Summary Compensation Table" for 2022 and $2,343,750, which was otherwise payable in 2023 for performance year 2022, was reported as "Non-Equity Incentive Plan Compensation" in the "Summary Compensation Table" for 2022.

[2] Of the totals in this column, the following amounts have been reported in the "Summary Compensation Table" for this year and for previous years.

Name	2022	Previous Years	Total
Alan D. Schnitzer	—	$4,000,000	$ 4,000,000
Avrohom J. Kess	$2,812,116	$9,596,096	$12,408,212

Deferred Compensation Plan

The Company's Deferred Compensation Plan is a non-qualified plan that, in 2022, allowed each U.S. employee who is at the Vice President level or above to defer receipt of up to 50% of his or her salary and/or up to 100% of his or her annual bonus until a date or dates elected by the employee. Employees participating in the Deferred Compensation Plan elect the time and form of payout prior to the year in which the deferred amounts are earned. These elections are irrevocable.

Participants in the plan may receive distributions of deferred accounts in three situations: when the participant terminates employment or retires (in which case, payment will be made or commence six months after the date of the termination or retirement) or upon a distribution date the participant specifies in advance and that occurs while the participant is still an employee of the Company. If the participant's balance is greater than $10,000, the participant may elect to receive retirement distributions and in-service distributions as a lump sum or in up to ten annual installments. All other distributions will be paid in a lump sum. Balances remaining at the time of the executive's death will be paid in a lump sum, unless distributions in installment payments have already begun.

Deferrals may be allocated among hypothetical investment options that mirror the investment options available under our qualified 401(k) Savings Plan.

As of December 31, 2022, Messrs. Schnitzer, Kess and Klein were the only named executive officers with account balances under the Deferred Compensation Plan, as shown above.

Executive Savings Plan

The Executive Savings Plan is a legacy non-qualified excess deferral plan that has been a component of the Benefit Equalization Plan since it was established by The St. Paul in 1976. It includes salary deferrals and Company matching contributions made to the plan prior to the closing of the plan to any new deferrals as of January 1, 2005. Executives will receive distribution of their vested accounts upon termination of employment from the Company, with some accounts subject to a six-month delayed payment requirement following separation. Once separated from us, executives will receive their benefits in ten annual installment payments (for account balances greater than $50,000) or a single lump sum (for balances of $50,000 or less). Balances remaining at the time of the executive's death will be paid in a lump sum, unless distributions in installment payments have already begun.

Deferrals may be allocated among hypothetical investment options that mirror the investment options available under our qualified 401(k) Savings Plan.

As of December 31, 2022, Mr. Klein was the only named executive officer with an account balance under the Executive Savings Plan, as shown above.

Potential Payments to Named Executive Officers Upon Termination of Employment or Change in Control

The following table describes the potential payments and benefits under the Company's compensation and benefit plans and contractual agreements to which the named executive officers would have been entitled if a termination of employment or change in control occurred on the last business day of 2022.

The only agreements, arrangements or plans that entitle executive officers to severance, perquisites or other enhanced benefits upon termination of their employment or change in control are:

- Mr. Schnitzer's employment letter, as described following the table;
- the individual non-solicitation and non-disclosure agreements executed by members of our Management Committee (other than Mr. Schnitzer), as described following the table;
- the non-competition agreements executed by all members of the Management Committee, as described in footnote (1) to the table;
- the Company's Executive Severance Plan, as described in footnote (3) to the table; and
- the terms of performance share and stock option awards.

The amounts shown in the table below do not include:

- payments and benefits to the extent they are provided generally to all salaried employees upon termination of employment and do not discriminate in scope, terms or operation in favor of the named executive officers (including welfare benefits that are provided to all U.S. retirees of the Company);
- regular pension benefits under our Pension Plan, the Benefit Equalization Plan or the TPC Benefit Equalization Plan (see "Post-Employment Compensation—Pension Benefits for 2022" above); and
- distributions of previously vested plan balances under our 401(k) Savings Plan, the Deferred Compensation Plan and the Executive Savings Plan (see "Compensation Discussion and Analysis—Other Compensation—Deferred Compensation" for information about those plans generally and "Post-Employment Compensation—Non-Qualified Deferred Compensation for 2022" above for information about the Deferred Compensation Plan and the Executive Savings Plan).

Potential Payments to Named Executive Officers Upon Termination of Employment or Change in Control Table

Named Executive Officer	Involuntary Termination Without "Cause" or, if Applicable, Voluntary Termination for "Good Reason" ($)	Additional Value if Involuntary Termination without "Cause" or, if Applicable, Voluntary Termination for "Good Reason" Follows a Change in Control ($)	Change in Control ($)	Voluntary Termination without "Good Reason", including Voluntary Retirement ($)	Disability ($)	Death ($)
Alan D. Schnitzer						
Cash Severance Payment[(1)]	25,225,000	—	—	9,925,000	—	—
Acceleration of Equity Awards[(2)]	27,954,914	27,249,372	—	27,954,914	27,954,914	42,983,175
Value of Continuing Benefits[(3)]	27,412	—	—	6,630	—	—
Total Termination Benefits	**53,207,326**	**27,249,372**	**—**	**37,886,544**	**27,954,914**	**42,983,175**
Daniel S. Frey						
Cash Severance Payment[(1)]	8,587,500	—	—	2,587,500	—	—
Acceleration of Equity Awards[(2)]	5,295,831	—	—	5,295,831	5,295,831	7,969,626
Value of Continuing Benefits[(3)]	9,958	—	—	5,328	—	—
Total Termination Benefits	**13,893,289**	**—**	**—**	**7,888,659**	**5,295,831**	**7,969,626**
Avrohom J. Kess						
Cash Severance Payment[(1)]	9,961,875	—	—	3,263,750	—	—
Acceleration of Equity Awards[(2)]	—	6,776,519	—	—	6,776,519	10,085,717
Value of Continuing Benefits[(3)]	12,160	—	—	7,530	—	—
Total Termination Benefits	**9,974,035**	**6,776,519**	**—**	**3,271,280**	**6,776,519**	**10,085,717**
Gregory C. Toczydlowski						
Cash Severance Payment[(1)]	9,757,500	—	—	3,017,500	—	—
Acceleration of Equity Awards[(2)]	5,253,079	—	—	5,253,079	5,253,079	8,563,965
Value of Continuing Benefits[(3)]	12,160	—	—	7,530	—	—
Total Termination Benefits	**15,022,739**	**—**	**—**	**8,278,109**	**5,253,079**	**8,563,965**
Michael F. Klein						
Cash Severance Payment[(1)]	9,081,250	—	—	2,816,250	—	—
Acceleration of Equity Awards[(2)]	4,871,577	—	—	4,871,577	4,871,577	7,978,474
Value of Continuing Benefits[(3)]	12,160	—	—	7,530	—	—
Total Termination Benefits	**13,964,987**	**—**	**—**	**7,695,357**	**4,871,577**	**7,978,474**

(1) Cash Severance Payments:

- Under the terms of Mr. Schnitzer's employment letter, severance payments in the event of an involuntary termination without "cause" or a voluntary termination for "good reason" (each as defined in his agreement and described following this table) are equal to two times his base salary at termination plus two times the greater of: (a) the average of his two most recent annual cash bonuses and (b) 250% of his base salary at the time of termination.
- Pursuant to the terms of the individual non-solicitation and non-disclosure agreements, each of the named executive officers (other than Mr. Schnitzer) is eligible to receive a severance benefit if they are involuntarily terminated due to a reduction in force or for reasons other than "cause" or if they are asked to take a substantial demotion. All such named executive officers are eligible to receive a benefit equal to his total monthly cash compensation for at least 21 months (24 months for Messrs. Frey, Toczydlowski and Klein due to each having at least 10 years of service with the Company). For such named executive officers, total monthly cash compensation is equal to, at least, 1/12th of the executive's annual base salary in effect at the time of his termination, plus the greater of: (a) 1/12th of the average of the executive's two most recent annual cash bonuses or (b) 1/12th of 125% of final annual base salary.
- The cash severance payments listed assume that there would be no cutback of payments to avoid subjecting the executives to an excise tax under Section 280G of the Internal Revenue Code.
- The named executive officers, along with other members of our Management Committee, are each subject to a non-competition agreement that entitles an executive to specified post-termination payments if the Company elects, at the time of termination, to impose a six-month non-compete period. Under the non-competition agreements, if the Company elects to impose a six-month non-compete period with respect to a particular executive and the executive complies with such obligations, the executive will be entitled to receive a lump sum payment at the end of the period equal to the sum of (a) six months' base salary plus (b) 50% of the executive's average annual bonus for the prior two years plus (c) 50% of the aggregate grant date fair value of the executive's average annual equity awards for the prior two years. The table above assumes that the Company will elect to impose the six-month non-compete period and will make the corresponding

payments to each named executive officer in the event of a termination without "cause" or for "good reason" (including termination without "cause" or for "good reason" within 24 months following a "change of control") or a voluntary termination without "good reason", including voluntary retirement. Under his employment letter, in the case of Mr. Schnitzer's voluntary termination for "good reason" or involuntary termination without "cause" within 24 months following a "change in control", the Company has elected to impose the six-month non-compete period.

(2) Acceleration of Equity Awards:

- "Acceleration of Equity Awards" is presented as the sum of the values as of the last business day of 2022 of the additional benefit from the acceleration of vesting, if any, of stock options and performance shares that would have occurred as a result of termination under the different circumstances presented. Performance share awards for the 2020-2022 performance period are treated as vested as of the last business day of 2022 and are not included in this table because the vesting of these awards is reflected in the "Option Exercises and Stock Vested in 2022" table above and the shares are no longer reflected in the "Outstanding Equity Awards at December 31, 2022" table above.
- The terms of Mr. Schnitzer's employment letter provide for acceleration of all outstanding equity awards (after giving effect to the conversion of his performance-vesting awards into time-vesting awards upon a change in control) in the event of a termination by the Company without "cause" or voluntary termination for "good reason", but only if such termination occurs within 24 months following a change in control of the Company. Mr. Schnitzer's outstanding equity awards would also become fully vested in the event of a change in control if the ultimate parent or surviving entity does not assume the awards. The table above assumes the ultimate parent or surviving entity would assume the awards and therefore does not reflect an incremental value for this circumstance.
- Outstanding unvested stock options and performance shares granted to all employees include "double triggered" vesting in the event of a termination by the Company without "cause" or voluntary termination for "good reason" that occurs within 24 months following a change in control of the Company (although Mr. Schnitzer's vesting protection in connection with a change in control would continue to be governed by the terms of his employment letter as described above). In the case of stock option grants, any such termination would result in immediate accelerated vesting of the stock options. In the case of performance share grants, any such termination would result in a waiver of the service vesting conditions for such awards, but the ultimate vesting of the performance shares would remain subject to the achievement of the actual performance goals during the performance period (other than with respect to Mr. Schnitzer, whose performance shares would convert into time-vesting awards in connection with a change in control).
- For stock options, the additional benefit to the named executive officer resulting from the acceleration of vesting reflected in the table is the value that the named executive officer would receive if his employment terminated on the last business day of 2022. On the last business day of 2022, Messrs. Schnitzer, Frey, Toczydlowski and Klein were "retirement eligible". Under the current provisions in their option award grants, had Mr. Schnitzer, Mr. Frey Mr. Toczydlowski or Mr. Klein terminated employment as a result of involuntary termination, termination for good reason, voluntary retirement, disability or death on the last business day of 2022, each would have been entitled to acceleration of their outstanding unvested stock option awards. These vested stock options may be exercised for up to three years (for grants prior to 2021) or five years (for 2021 and 2022 grants) from the termination date (one year in the case of disability or death), but no later than the original option expiration date.
- On the last business day of 2022, Mr. Kess was not "retirement eligible". Under the current provisions in his applicable option award grants, had the employment of Mr. Kess been involuntarily terminated (with or without cause) or voluntarily terminated on the last business day of 2022, vesting would have immediately stopped and all unvested options would have been canceled. If Mr. Kess terminated employment as a result of disability or death, his unvested option awards would have become fully vested and exercisable for up to one year from the termination date.
- The value of accelerated stock options, for purposes of this table, was determined by subtracting the exercise price of the original stock option from the closing stock price on the NYSE of $187.49 on the last business day of 2022, and multiplying the result, if a positive number (in-the-money), by the number of option shares that would vest as a result of termination.
- In the event of a termination due to death, performance shares plus dividend equivalent shares allocated to date would vest immediately at 100%. Final settlement for the 2021-2023 performance period award would be based on the number of performance shares originally granted, pro-rated for the number of days worked in the performance period. Final settlement for the 2022-2024 performance period award would be based on the full number of performance shares originally granted. The amounts reflected in "Acceleration of Equity Awards" is determined by multiplying the closing stock price of $187.49 on the last business day of 2022, by the number of performance shares and related dividend equivalent shares that would be paid out upon death.
- In the event of termination due to disability, performance shares and allocated dividend equivalent shares would vest according to their original vesting schedule (that is, at the end of the performance period), to the extent that the goals for the applicable performance periods have been met. Final settlement for the 2021-2023 performance period award would be pro-rated for the number of days worked in the performance period. Final settlement for the 2022-2024 performance period award would be based on the full number of performance shares originally granted. For Messrs. Schnitzer, Frey, Toczydlowski and Klein in the event of termination due to a qualifying retirement, all of their performance shares would vest according to their original vesting schedule, to the extent that the goals for the applicable performance periods have been met. In the event of any other termination circumstances, the performance shares and attributed dividend equivalent shares would be forfeited, other than as described above in connection with some terminations following a change in control. Accordingly, no acceleration of vesting of the performance shares has been included under any termination circumstances other than death (or in the case of a qualifying termination following a change in control in the case of Mr. Schnitzer's performance shares) in the table above.

(3) Value of Continuing Benefits:

- For Mr. Schnitzer, the estimated value of continuing benefits as of the last business day of 2022 reflects two years of medical and dental premiums in the event of an involuntary termination without "cause" or a voluntary termination for "good reason".
- For all of the named executive officers (other than Mr. Schnitzer), the value of continuing benefits as of the last business day of 2022 reflects the cash value of nine months of outplacement services under the Company's Executive Severance Plan in the event of involuntary termination without "cause" or voluntary termination for "good reason". If the named executive officer has not secured viable employment within nine months, these outplacement services may be extended, at the Company's discretion, on a month-to-month basis for an additional cost to the Company of $540 per month.

- As discussed under "Compensation Discussion and Analysis-Non-Competition Agreements", the named executive officers, along with other members of our Management Committee, are each subject to a non-competition agreement that entitles an executive to specified post-termination payments if the Company elects, at the time of termination, to impose a six-month non-compete period. Under the non-competition agreements, if the Company elects to impose a six-month non-compete period with respect to a particular executive and the executive complies with such obligations, the executive will be entitled to reimbursement for the cost of continuing health benefits on similar economic terms as in place immediately prior to the executive's termination date during the six-month non-compete period or to payment of an equivalent amount, payable at the end of the period, and the value of these benefits (other than for Mr. Schnitzer) is reflected in the table above. In the case of Mr. Schnitzer, whose employment arrangement provides for the continuation of health benefits as explained above in this footnote (3) for a period longer than that specified in his non-competition agreement, no additional benefit is reflected with respect to his non-competition agreement in the case of voluntary termination for good reason or involuntary termination without cause.

Summary of Key Agreements

Mr. Schnitzer's Employment Letter

On August 4, 2015, the Company entered into an employment letter with Mr. Schnitzer, our Chairman and Chief Executive Officer.

If Mr. Schnitzer's employment is terminated without "cause" or if he were to resign for "good reason" (each as defined in his employment letter and summarized below), he would be entitled to severance payments equal to two times his base salary at termination plus two times the greater of: (a) the average of his two most recent annual cash bonuses and (b) 250% of his base salary at the time of termination. Additionally, Mr. Schnitzer would be entitled to receive up to 24 months of continued medical benefits.

Upon a "change in control" (as defined in Mr. Schnitzer's non-competition agreement), all of his then outstanding performance-vesting equity awards would convert into time-vesting awards based on actual performance through the end of the Company's most recently completed fiscal year prior to the change of control (or based on deemed target level performance, in the case of awards outstanding for less than one year). Additionally, if Mr. Schnitzer's employment is terminated within 24 months following such a change of control by us other than for "cause" or by him for "good reason", Mr. Schnitzer would also be entitled to full vesting of his outstanding equity awards (after giving effect to the adjustments described above in the case of performance-based equity awards), and the Company will be deemed to have exercised its "non-competition option" under the non-competition agreement between the Company and Mr. Schnitzer, which will subject Mr. Schnitzer to a six-month covenant not to compete with the Company and require the Company to make a corresponding payment to Mr. Schnitzer as described more fully under "Compensation Discussion and Analysis—Non-Competition Agreements".

The term "cause" is defined in his employment letter as Mr. Schnitzer's conviction of any felony, his willful misconduct in connection with the performance of his duties or his taking illegal action in his business or personal life that harms the reputation or damages the good name of the Company.

"Good reason" is generally defined in his employment letter to include such situations as: (1) reduction in base salary, bonus opportunity or aggregate compensation opportunity; (2) a diminution in his title, duties or responsibilities; (3) a consequential, involuntary relocation of his principal place of business; or (4) a material breach by the Company of his employment letter.

Severance under Non-Solicitation and Non-Disclosure Agreements and Non-Competition Agreements

Each of the named executive officers listed in the table above (other than Mr. Schnitzer) is eligible to receive a severance benefit under his respective non-solicitation and non-disclosure agreement if asked to take a substantial demotion or if any of them is involuntarily terminated due to a reduction in force or for reasons other than "cause" as defined in the agreements. The severance benefit payable is equal to the executive's total monthly cash compensation for 21 to 24 months, depending on his years of service with the Company, with the total monthly cash compensation equal to, at least, 1/12th of the executive's annual base salary in effect at the time of the executive's termination, plus the greater of: (1) 1/12th of the average of the executive's two most recent annual cash bonuses or (2) 1/12th of 125% of final annual base salary for any named executive officer serving as Vice Chairman or an Executive Vice President or equivalent. In addition, each of our named executive officers is entitled to severance pursuant to the terms of a non-competition agreement, as more fully described under "Compensation Discussion and Analysis — Non-Competition Agreements."

Equity Recapture/Recoupment Provisions

The Board has adopted a policy requiring the reimbursement and/or cancellation of all or a portion of any incentive cash bonus or equity-based incentive compensation awarded to a member of the Management Committee or other officers who are subject to Section 16 of the Exchange Act in specified circumstances relating to a restatement of Company financial results involving fraud or misconduct. In addition, in connection with equity awards, each recipient accepts the terms of an agreement that provides for the recapture by us of the equity awards during a one-year period following his or her departure, under specified circumstances. See "Compensation Discussion and Analysis—Recapture/Forfeiture Provisions".

ITEM 5

The Travelers Companies, Inc. 2023 Stock Incentive Plan



Your Board of Directors recommends that you vote **"FOR"** approval of the 2023 stock incentive plan.

Overview

On February 8, 2023, upon the recommendation of our Compensation Committee, our Board of Directors unanimously approved the 2023 Stock Incentive Plan, subject to approval by our shareholders at this Annual Meeting. If approved by shareholders, the 2023 Stock Incentive Plan will replace the 2014 Stock Incentive Plan as the source of awards granted on or after the date of our Annual Meeting, and no further awards will be granted under the 2014 Stock Incentive Plan. The number of shares covered by any awards granted under the 2014 Stock Incentive Plan on or after March 28, 2023 will reduce the shares available under the 2023 Stock Incentive Plan. In assessing the appropriate terms of the 2023 Stock Incentive Plan, our Compensation Committee considered, among other items, our compensation philosophy and practices, feedback from our shareholders, and input from FW Cook, the Compensation Committee's independent compensation consultant.

Compensation Philosophy

Equity-based incentive compensation is an integral part of our compensation program. As outlined in the "Compensation Discussion and Analysis" section of this Proxy Statement, our compensation program is designed to reinforce a long-term perspective and to align the interests of our executives with those of our shareholders. The 2023 Stock Incentive Plan will permit the Company to reward the efforts of its employees and its non-employee directors and to attract new personnel by providing incentives in the form of stock-based awards, including options to purchase shares of common stock, restricted stock units, performance shares and other stock-based awards.

The following highlights how equity is used as part of our compensation program:

- For performance year 2022, over 7,700 employees, more than 20% of our current employees, received a portion of their annual variable compensation in the form of equity-based awards.
- Of the equity awards granted in 2023 for performance year 2022, 14% of the total grant date fair value was granted to our named executive officers, representing approximately 18% of the actual shares granted.
- For the 2022 performance year, performance-based long-term stock incentives represented more than 63% of the total direct compensation for our CEO and an average of more than 45% of the total direct compensation for our other named executive officers.
- Our longstanding practice has been generally to require three-year cliff vesting for time-based awards and a three-year performance period for performance-based awards.

Number of Shares Subject to Plan—Share Usage Rate and Dilution

The 2023 Stock Incentive Plan authorizes 5.8 million shares over a ten-year plan term (reduced by the number of shares, if any, covered by awards granted under the 2014 Stock Incentive Plan on or after March 28, 2023).

- Our average share usage rate, sometimes referred to as unadjusted burn rate, over the three years ended December 31, 2022 (calculated as equity-based awards granted under our equity compensation plan for the relevant year, divided by average basic common shares outstanding for that year) was approximately 1.07%. Based on that average share usage rate, the 5.8 million shares should enable us to continue to grant equity as a portion of employee compensation for approximately the next two years.
- The potential dilution (calculated as defined below) resulting from issuing all 5.8 million shares authorized under the 2023 Stock Incentive Plan, and taking into account outstanding awards, would be 7.04% on a fully-diluted basis.

The following table provides detail regarding the potential dilution resulting from the 2023 Stock Incentive Plan as of the Record Date (March 28, 2023):

Number of securities to be issued upon exercise of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)	Shares of common stock outstanding as of March 28, 2023	Dilution[3]
11,695,606 [1]	5,800,000 [2]	230,973,427	7.04%

[1] Consists of the following grants outstanding under the 2014 Stock Incentive Plan: (a) 8,869,871 stock options, (b) 1,000,752 performance shares and accrued dividend equivalents, (c) 1,525,839 restricted stock units, (d) 275,641 director deferred

stock awards and accrued dividend equivalents and (e) 23,503 common stock units credited to the deferred compensation accounts of certain non-employee directors in lieu of cash compensation, at the election of such directors. No right to dividends or dividend equivalents is granted on outstanding stock options.

The weighted average exercise price of the 8,869,871 stock options outstanding as of March 28, 2023 was $141.18, and the weighted average remaining term was 6.57 years.

(2) Represents shares that will be available for grant under the 2023 Stock Incentive Plan if approved by shareholders, subject to changes as described under "Number of Shares Available for Issuance" under the Summary of Material Terms of the 2023 Stock Incentive Plan. Upon approval of the 2023 Stock Incentive Plan by shareholders, no further awards will be made under the 2014 Stock Incentive Plan. In addition to these 5.8 million shares, shares covered by outstanding awards under the 2014 Stock Incentive Plan that are forfeited, settled in cash or otherwise terminated without the issuance of shares will become available for grant under the 2023 Stock Incentive Plan.

(3) Dilution is calculated by dividing the sum of (1) the number of securities to be issued upon exercise of outstanding options, warrants and rights and (2) the 5.8 million shares to be authorized under the 2023 Stock Incentive Plan by the sum of (1) and (2) above and the number of shares of common stock outstanding as of March 28, 2023.

Plan Features Designed to Protect Shareholder Interests and to Reflect our Compensation Philosophy

The 2023 Stock Incentive Plan includes several features designed to protect shareholder interests and to reflect our compensation philosophy:

- No grants of below-market stock options or stock appreciation rights (SARs).
- No repricing of stock options or SARs.
- No payments of dividends or dividend equivalents on performance awards unless performance goals are satisfied and the underlying performance awards vest.
- Awards subject to forfeiture/clawback pursuant to Company policy.
- 50% acquisition and transaction consummation in order to trigger a change in control.

Importance of 2023 Stock Incentive Plan

The 2014 Stock Incentive Plan expires in 2024 and, if shareholders do not approve the 2023 Stock Incentive Plan, we may be unable to issue stock-settled equity awards and would be increasingly reliant on cash-settled awards. This could alter our compensation programs and philosophy.

An inability to grant equity-based awards would have significant negative consequences to us and our shareholders, including the following:

- *Inhibit Pay-for-Performance and Alignment with Shareholders.* As described above, with respect to our named executive officers and other senior employees of the Company, a key element of our compensation philosophy is to pay a meaningful portion of variable compensation in the form of equity-based awards as we believe that aligns employee and shareholder interests and drives long-term value creation.
- *Result in Increased Cash Compensation.* In order to attract and retain qualified personnel, we would likely be compelled to alter our compensation programs to increase the cash-based components, which would not provide the same benefits as equity and would limit cash available for other purposes.

Summary of Material Terms of the 2023 Stock Incentive Plan

The following summary of the material terms of the 2023 Stock Incentive Plan is qualified in its entirety by reference to the complete text of the 2023 Stock Incentive Plan, which is attached hereto as Annex B.

Purpose

The purposes of the 2023 Stock Incentive Plan are to: (1) attract and retain employees, non-employee directors, consultants and other service providers of the Company and its affiliates ("Eligible Persons"), (2) provide Eligible Persons with incentive-based compensation in the form of Company common stock, (3) attract and compensate non-employee directors for service as Board and committee members, (4) encourage decision-making based upon long-term goals and (5) align the interest of Eligible Persons with that of the Company's shareholders by encouraging such person to acquire a greater ownership position in the Company.

Types of Awards

The 2023 Stock Incentive Plan provides for grants of the following specific types of awards, and also permits other equity-based or equity-related awards (each, an "Award" and, collectively, "Awards"). Each Award will be evidenced by an award agreement (an "Award Agreement"), which will govern that Award's terms and conditions.

Options and Stock Appreciation Rights (SARs).

An option entitles the recipient to purchase a share of Common Stock at an exercise price specified in the Award Agreement (including through net settlement or a cashless exercise through a broker facility, to the extent permitted by the Compensation Committee). The 2023 Stock Incentive Plan permits grants of options that qualify as "incentive stock options" under Section 422 of the Code (ISOs) and nonqualified stock options. A SAR may entitle the recipient to receive shares of Common stock, cash or other property on the exercise date having a value equal to the excess of the market value of the underlying shares of

Common Stock on the exercise date over the exercise price specified in the Award Agreement. Options and SARs will become exercisable as and when specified in the Award Agreement but not later than 10 years after the date of grant. Vested and exercisable options and SARs that are in-the-money will generally be exercised automatically (through net settlement in the case of options) if they remain unexercised as of the Award expiration date. The 2023 Stock Incentive Plan provides that we may not reset the exercise price for previously granted options and SARs without obtaining shareholder approval and that we generally may not issue any options or SARs with an exercise price less than the closing trading price of a share of Common Stock on the NYSE on the date of grant.

Restricted Stock and Restricted Stock Units (RSUs)

Grants of restricted stock are shares of Common Stock that have been registered in the recipient's name, but that are subject to transfer restrictions and may be subject to forfeiture or vesting conditions for a period of time as specified in the Award Agreement. The recipient of restricted stock has the rights of a shareholder, including voting and dividend rights, subject to any restrictions and conditions specified in the Award Agreement. An RSU represents an unfunded, unsecured obligation by the Company to deliver a share of Common Stock (or cash or other securities or property) at a future date upon satisfaction of the conditions specified in the Award Agreement. The conditions, vesting and forfeiture provisions for awards of restricted stock and RSUs are within the discretion of the Compensation Committee.

Performance Awards

Performance Awards entitle a recipient to future payments of Common Stock or other property (including cash) based upon the attainment of performance conditions established in writing by the Compensation Committee. Payment is made in cash, shares of common stock or any combination thereof, as determined by the Compensation Committee. The Award Agreement establishing a performance award may establish that a portion of an Award will be paid for performance that exceeds the minimum target but falls below the maximum target available to the Award. The relevant Award Agreement will also provide for the timing of payment as determined by the Compensation Committee.

The performance conditions upon which performance Awards may be based include one or more of the following: earnings per share; earnings before interest and tax; net income; adjusted net income; core income; stock price; total shareholder return; market share; return on equity; cash return on equity; achievement of profit, loss and/or expense ratio; revenue targets; cash flows; book value; return on assets; return on capital; improvements in capital structure; revenues or sales; working capital; credit rating; improvement in workforce diversity; employee retention; closing of corporate transactions; customer satisfaction; or implementation, completion or attainment of products or projects. For purposes of defining performance conditions, the Compensation Committee may elect to exclude the impact of extraordinary or non-recurring items.

Other Stock-Based Awards

The Compensation Committee may issue unrestricted shares of common stock, or other awards denominated in common stock (including but not limited to phantom stock and deferred stock units), alone or in tandem with other Awards, in such amounts and subject to such terms and conditions as the Compensation Committee shall from time to time in its sole discretion determine.

Dividends and Dividend Equivalent Rights

An Award may, if determined by the Compensation Committee, provide for the right to receive dividend payments or dividend equivalent payments with respect to Common Stock subject to the Award, which payments may be made either currently or credited to an account for the Award recipient and may be settled in cash or Common Stock. Under the 2023 Stock Incentive Plan, no payments will be made in respect of dividends or dividend equivalent rights on any performance-based Awards unless and until the corresponding portion of the underlying Award is earned, and no dividend equivalent rights may be granted with respect to stock options or SARs that were granted under any prior equity incentive plan of the Company.

Administration

Awards may be granted by the Compensation Committee of the Board or a subcommittee of the Compensation Committee, or such other committee of the Board or the full Board. Unless otherwise determined by the Board, any such committee will consist of no less than two directors who are intended to qualify as "independent directors" within the meaning of Rule 303A of the NYSE's Listed Company Manual, and as "non-employee directors" within the meaning of Rule 16b-3 under the Exchange Act. The Compensation Committee may at any time delegate to a committee of the Board or one or more officers of the Company some or all of the Committee's authority over the administration of the 2023 Stock Incentive Plan, subject to certain exceptions.

The number of employees selected to receive Awards will likely vary from year to year. The Compensation Committee has the authority to determine the type and timing of Awards, to select the Award recipients and to determine the terms of each Award, including, among other things, any modifications of the Award, applicable restrictions, termination and vesting conditions. The Compensation Committee has the authority to establish terms of Awards relating to a recipient's retirement, death, disability, leave of absence or termination of employment. The Compensation Committee also has the full and exclusive power to administer and interpret the 2023 Stock Incentive Plan and to adopt such administrative rules, regulations, procedures and guidelines governing the

2023 Stock Incentive Plan and the Awards as it may deem necessary in its discretion, from time to time.

Eligibility

Awards under the 2023 Stock Incentive Plan may be granted to employees, non-employee directors, consultants or other service providers with respect to the Company or its affiliates. As of December 31, 2022, we had 12 non-employee directors and approximately 19,000 eligible employees based on established criteria utilized by the Compensation Committee in determining awards. The Compensation Committee may also grant stock options, SARs, restricted stock, performance awards or other Awards under the 2023 Stock Incentive Plan in substitution for, or in connection with the assumption of, existing options, SARs, restricted stock, performance awards or other awards granted, awarded or issued by another entity and assumed or otherwise agreed to be provided for by the Company pursuant to or by reason of a transaction involving a merger, consolidation, plan of exchange, acquisition of property or stock, separation, reorganization or liquidation to which the Company or any subsidiary is a party. The terms and conditions of the substitute Awards may vary from the terms and conditions set forth in the 2023 Stock Incentive Plan to the extent the Compensation Committee at the time of the grant may deem appropriate.

Future Grants

Because no Awards under the 2023 Stock Incentive Plan have yet been granted by the Compensation Committee, we cannot determine the benefits or amounts that will be received or allocated in the future under the 2023 Stock Incentive Plan.

Number of Shares Available for Issuance

The number of shares of Common Stock available and reserved for grant of Awards under the 2023 Stock Incentive Plan is 5,800,000, which may consist of shares that are authorized but unissued, or previously issued shares reacquired by the Company, or both. The number of shares available under the 2023 Stock Incentive Plan will be reduced by the number of shares covered by any awards made under the 2014 Stock Incentive Plan between March 28, 2023 and this Annual Meeting. In addition, any shares subject to awards under the 2014 Stock Incentive Plan that are outstanding as of the date the 2023 Stock Incentive Plan is approved by shareholders and subsequently expire, are cancelled, settled in cash or otherwise terminate without the issuance of shares of Common Stock in respect thereof will be available for award grants under the 2023 Stock Incentive Plan.

The 2023 Stock Incentive Plan provides that the following are not counted towards the maximum number of shares and are available for future grants under the 2023 Stock Incentive Plan:

- shares of common stock subject to an Award that expires unexercised, that is forfeited, terminated or canceled, that is settled in cash or other forms of property, or otherwise does not result in the issuance of shares of common stock, in whole or in part;
- shares that are used by an Award recipient (whether delivered by the recipient or retained by the Company pursuant to the recipient's authorization) to pay the exercise price of stock options and shares used to pay withholding taxes on Awards generally; and
- shares purchased by the Company in the open market using Option Proceeds (as defined in the 2023 Stock Incentive Plan); provided, however, that the increase in the number of shares of common stock available for grant pursuant to such market purchases shall not be greater than the number that could be repurchased at fair market value on the date of exercise of the stock option giving rise to such Option Proceeds.

In addition, the number of shares of common stock available for grant under the 2023 Stock Incentive Plan will not be reduced by shares subject to Awards granted under the 2023 Stock Incentive Plan upon the assumption of or in substitution for awards granted by a business or entity that is merged into or acquired by the Company.

Adjustments

In the event of any share dividend or split, reorganization, recapitalization, merger, consolidation, spin-off, combination or transaction or exchange of shares or other corporate exchange, equity restructuring, distribution to shareholders other than regular cash dividends, or any similar transaction, the Compensation Committee is to make equitable adjustments to:

- the maximum number and kind of shares available for issuance under the 2023 Stock Incentive Plan;
- the maximum number of shares for which Awards may be granted during a specified period to any recipient; and
- any other affected terms of Awards.

Repricing Prohibited

The Compensation Committee may not amend any stock option or SAR granted under the 2023 Stock Incentive Plan to decrease the exercise price or strike price thereof, or cancel an option or SAR (1) in exchange for a cash payment exceeding the fair market value of the shares covered by the Award over the corresponding exercise or strike price for such Award or (2) in conjunction with the grant of any new stock option or SAR or other Award with a lower exercise price or strike price, or otherwise take any such action that would be treated under the rules of the NYSE as a "repricing" of such stock option or stock appreciation right, unless such amendment, cancellation or action is approved by the Company's shareholders in accordance with applicable law and rules of the NYSE.

Forfeiture/Clawback Prohibited

Any Awards may be subject to reduction, cancellation, forfeiture or recoupment to the extent required by applicable law, NYSE rules or as provided in the relevant Award Agreement.

Change of Control

Upon a Change of Control (as defined in the 2023 Stock Incentive Plan), the 2023 Stock Incentive Plan does not provide for automatic vesting or acceleration; however, the Compensation Committee may, in its discretion, at the time an Award is made or at any time prior to, coincident with or after the time of a Change of Control:

- provide for the purchase or cancellation of such Awards, for an amount of cash (if any) equal to the amount which could have been obtained upon the exercise or realization of such rights had such Awards been currently exercisable or payable;
- make such adjustment to the Awards then outstanding as the Compensation Committee deems appropriate to reflect such transaction or change (including acceleration of vesting); and/or
- cause the Awards then outstanding to be assumed, or new rights substituted therefor, by the surviving corporation in such Change of Control.

The Compensation Committee may, in its discretion, include such further provisions and limitations in any Award document as it may deem equitable and in the best interests of the Company.

Transferability; Deferrals

The Compensation Committee may permit (on such terms, conditions and limitations as it determines) an Award to be transferred or transferable to family members, charities or estate planning vehicles for no consideration and only to the extent permissible by law and, in the case of an ISO, to the extent permissible under Section 422 of the Internal Revenue Code. Other than as stated in the preceding sentence, no Award may be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a recipient otherwise than by will or by the laws of descent and distribution.

The Compensation Committee may require or permit award recipients to elect to defer the issuance of shares or the settlement of Awards in cash under such rules and procedures as it may establish under the 2023 Stock Incentive Plan. It may also provide that deferred settlements include the payment or crediting of interest or dividend equivalents on the deferral amounts.

Amendment and Termination

The Board may amend, suspend or terminate the 2023 Stock Incentive Plan or any portion thereof at any time, provided that, (1) no amendment shall be made without shareholder approval if such approval is necessary in order for the 2023 Stock Incentive Plan to continue to comply with the rules of the NYSE, and (2) no amendment, suspension or termination may materially adversely affect any outstanding Award without the consent of the person to whom such Award was made. The 2023 Stock Incentive Plan will terminate on May 24, 2033, unless terminated prior to that date.

U.S. Federal Income Tax Treatment of Plan Awards

The following is a brief summary of the principal U.S. federal income tax consequences of transactions under the 2023 Stock Incentive Plan based on current U.S. federal income tax laws. This summary is not intended to be exhaustive, does not constitute tax advice and, among other things, does not describe state, local or foreign tax consequences.

Non-Qualified Options. No taxable income is realized by a participant upon the grant of an option. Upon the exercise of a non-qualified option, the participant will recognize ordinary compensation income in an amount equal to the excess, if any, of the fair market value of the shares of Common Stock exercised over the aggregate option exercise price. Income and payroll taxes are required to be withheld by the participant's employer on the amount of ordinary income resulting to the participant from the exercise of an option. The amount recognized as income by the participant is generally deductible by the participant's employer for federal income tax purposes, subject to the possible limitations on deductibility of compensation paid to some executives under Section 162(m) of the Internal Revenue Code. The participant's tax basis in shares of common stock acquired by exercise of an option will be equal to the exercise price plus the amount taxable as ordinary income to the participant.

Upon a sale of the shares of common stock received by the participant upon exercise of the option, any gain or loss will generally be treated for federal income tax purposes as long-term or short-term capital gain or loss, depending upon the holding period of that stock. The participant's holding period for shares acquired upon the exercise of an option begins on the date of exercise of that option. If the participant pays the exercise price in full or in part by using shares of previously acquired common stock, the exercise will not affect the tax treatment described above, and no gain or loss generally will be recognized to the participant with respect to the previously acquired shares. The shares received upon exercise which are equal in number to the previously acquired shares used will have the same tax basis as the previously acquired shares surrendered to us and will have a holding period for determining capital gain or loss that includes the holding period of the shares used. The value of the remaining shares received by the participant will be taxable to the participant as compensation. The remaining shares will have a tax basis equal to the fair market value recognized by the participant as compensation income, and the holding period will commence on the exercise date.

Incentive Stock Options. No taxable income is realized by a participant upon the grant or exercise of an ISO; however, the exercise of an ISO will give rise to an item of tax preference that may result in alternative minimum tax liability for the participant. If shares of common stock are issued to a participant after the exercise of an ISO and if no disqualifying disposition of those shares is made by that participant within two years after the date of grant or within one year after the receipt of those shares by that participant, then:

- upon the sale of those shares, any amount realized in excess of the option exercise price will be taxed to that participant as a long-term capital gain, and
- the Company will be allowed no deduction.

If shares of common stock acquired upon the exercise of an ISO are disposed of prior to the expiration of either holding period described above, that disposition would be a "disqualifying disposition," and generally:

- the participant will realize ordinary income in the year of disposition in an amount equal to the excess, if any, of the fair market value of the shares on the date of exercise, or, if less, the amount realized on the disposition of the shares, over the option exercise price, and
- the Company will be entitled to deduct that amount.

Any other gain realized by the participant on that disposition will be taxed as short-term or long-term capital gain and will not result in any deduction to us. If a participant pays the exercise price in full or in part with previously acquired shares of common stock, the exchange will not affect the tax treatment of the exercise. Upon the exchange, no gain or loss generally will be recognized upon the delivery of the previously acquired shares to us, and the shares issued in replacement of the shares used to pay the exercise price will have the same basis and holding period for capital gain purposes as the previously acquired shares. A participant, however, would not be able to utilize the holding period for the previously acquired shares for purposes of satisfying the ISO statutory holding period requirements. Additional shares of common stock will have a basis of zero and a holding period that commences on the date the common stock is issued to the participant upon exercise of the ISO. If this exercise is effected using shares of common stock previously acquired through the exercise of an ISO, the exchange of the previously acquired shares may be a disqualifying disposition of that common stock if the holding periods discussed above have not been met.

If an ISO is exercised at a time when it no longer qualifies as an ISO, the option will be treated as a nonqualified option. Subject to some exceptions for disability or death, an ISO generally will not be eligible for the federal income tax treatment described above if it is exercised more than three months following a termination of employment.

Stock Appreciation Rights. Upon the exercise of a SAR, the participant will recognize compensation income in an amount equal to the cash received plus the fair market value of any Common Stock received from the exercise. The participant's tax basis in the shares of Common Stock received on exercise of the SAR will be equal to the compensation income recognized with respect to the Common Stock. The participant's holding period for shares acquired after the exercise of a SAR begins on the exercise date. Income and payroll taxes are required to be withheld on the amount of compensation attributable to the exercise of the SAR, whether the income is paid in cash or shares. Upon the exercise of a SAR, the participant's employer will generally be entitled to a deduction in the amount of the compensation income recognized by the participant, subject to the requirements of Section 162(m) of the Internal Revenue Code, if applicable.

Restricted Stock, Restricted Stock Units and Other Stock-Based Awards. Restricted stock that is subject to a substantial risk of forfeiture generally results in income recognition by the participant in an amount equal to the excess of the fair market value of the shares of stock over the purchase price, if any, of the restricted stock at the time the restrictions lapse. However, if permitted by the Company, a recipient of restricted stock may make an election under Section 83(b) of the Internal Revenue Code to instead be taxed on the excess of the fair market value of the shares granted, measured at the time of grant and determined without regard to any applicable risk of forfeiture or transfer restrictions, over the purchase price, if any, of such restricted stock. A participant who has been granted shares of Common Stock that are not subject to a substantial risk of forfeiture for federal income tax purposes will realize ordinary income in an amount equal to the fair market value of the shares at the time of grant. A recipient of RSUs, performance awards or other stock-based awards (other than restricted stock) will generally recognize ordinary income at the time that the award is settled in an amount equal to the cash and/or fair market value of the shares received at settlement. In each of the foregoing cases, the Company will have a corresponding deduction at the same time the participant recognizes such income, subject to the requirements of Section 162(m) of the Internal Revenue Code, if applicable.

ITEM 6

Shareholder Proposal Relating to GHG Emissions



Your Board recommends you vote **AGAINST** this Shareholder Proposal Relating to GHG Emissions

As You Sow, located at 2020 Milvia St., Suite 500, Berkeley, CA 94704, has advised us that it plans to introduce the following resolution on behalf of Meyer Memorial Trust(S) "(the "Trust") and a co-filer. The Trust represents that it is the beneficial holder of more than $2,000 of the Company's common stock .

WHEREAS: Insurance companies have a critical role to play in meeting the Paris Agreement's 1.5 degree Celsius (1.5°C) goal. Limiting global warming to 1.5 degrees versus 2 degrees is projected to save $20 trillion globally by 2100;[1] while exceeding 2 degrees could lead to damages ranging from $21 to $563 trillion.[2] The U.S. insurance industry is under increasing pressure to address its contributions to climate change from underwriting, insuring, and investing in high emitting activities.[3]

These financial activities contribute to systemic risk to the global economy, investors, and insurers' profitability. Swiss Re projects close to a 10% fall in total economic value by mid-century if climate change stays on its currently anticipated trajectory.[4] The U.S. Commodity Futures Trading Commission warns that climate change could impair the productive capacity of the national economy, recommending that state insurance regulators require insurers to assess how their underwriting and investment portfolios may be impacted by climate-related risks.

Growing public pressure for climate-related action from the insurance industry is exemplified by recent legislation passed in Connecticut requiring regulators to incorporate emissions reduction targets into their supervision of insurers.[5]

Shareholders are concerned that The Travelers Companies is not adequately reducing the climate impact of its insurance-related activities, creating significant risk to our Company, investors, and the global climate. In 2021, Travelers experienced pretax catastrophe losses of $1.847 billion, up from $1.613 billion in 2020, and $886 million in 2019.[6] In October 2022, Travelers reported a 20% fall in quarterly profit due to claims related to Hurricanes Ian and Fiona.[7] This follows a larger global trend: According to Munich Re, natural disasters caused losses of $280 billion in 2021, up from $210 billion in 2020 and $166 billion in 2019.[8]

Travelers is a climate laggard in the global insurance sector, scoring in the bottom half of a survey of the 30 largest global insurers.[9] In contrast, 29 global insurers (more than 14% of global premium volume) have joined the United Nations' Net Zero Insurance Alliance.[10]

By measuring and disclosing its emissions attributable to its underwriting, insuring, and investing activities, and adopting targets aligned with the Paris Agreement's 1.5°C goal, Travelers can reduce risk to itself, investors, and the global climate.

BE IT RESOLVED: Shareholders request that Travelers issue a report addressing if and how it intends to measure, disclose, and reduce the greenhouse gas emissions associated with its underwriting, insuring, and investment activities, in alignment with the Paris Agreement's 1.5°C goal, requiring net zero emissions.

SUPPORTING STATEMENT: Shareholders recommend the report disclose:

- Whether Travelers will begin measuring and disclosing the emissions associated with the full range of its underwriting, insuring, and investment activities and by when; and
- Whether Travelers will set a Paris aligned, net zero target, for its full range of emissions and on what timeline

1. https://www.nature.com/articles/d41586-018-05219-5
2. https://www.nature.com/articles/s41467-020-18797-8/
3. https://shareaction.org/reports/insuring-disaster-a-ranking
4. https://www.swissre.com/dam/jcr:e73ee7c3-7f83-4c17-a2b8-8ef23a8d3312/swiss-re-institute-expertise-publication-economics-of-climate-change.pdf p.1
5. https://www.businessinsurance.com/article/20210617/NEWS06/912342605/Connecticut-bill-calls-for-regulation-of-insurers%E2%80%99-climate-risks
6. https://sustainability.travelers.com/iw-documents/sustainability/Travelers_TCFDReport2021.pdf p.26
7. https://www.reuters.com/markets/us/insurer-travelers-profit-falls-hurricane-costs-lower-investment-returns-2022-10-19/
8. https://www.munichre.com/en/company/media-relations/media-information-and-corporate-news/media-information/2022/natural-disaster-losses-2021.html
9. https://insure-our-future.com/wp-content/uploads/2022/11/SP-IOF-2022-Scorecard-v0.8-online-1.pdf
10. https://www.unepfi.org/net-zero-insurance/

Your Company's Response

The Board of Directors unanimously recommends that shareholders vote AGAINST this proposal for the following reasons.

As a property casualty insurance company, we recognize that changing climate conditions affect our business, and accordingly, we consider climate risk as part of our underwriting, pricing, reinsurance and investment decisions. The Company is intently focused on the impacts of changing climate conditions on its business and is taking robust measures to appropriately manage both climate-related risks and opportunities.

After thoughtfully considering the proposal, the Board believes that the **prescriptive nature of the proposal's request** is not in the best interest of shareholders because:

- the proposal interferes with business decisions that are at the heart of the Company's business model and would result in a **competitive disadvantage** to the Company;
- the proposal could result in requiring the Company to terminate and/or forgo contracts with certain state and municipal entities or risk violating state laws pursuant to which **the Company could be deemed to be "boycotting energy companies"**; and
- the proposal would unnecessarily subject the Company to **heightened litigation and regulatory risks**.

In addition:

- the proposal is **impossible to comply with**, because the data necessary for the Company to accurately and reliably calculate the GHG emissions associated with the vast majority of its underwriting portfolio and a substantial majority of its investment portfolio does not exist; and
- the proposal's request would require an **inadvisable use of significant management time and corporate resources** given the Company's comprehensive climate disclosures and the effective measures the Company already takes to identify and mitigate climate-related risks and opportunities.

Feedback from Shareholders: 2022-2023 Engagements

In light of the continued focus on climate issues among many of our shareholders and a similar proposal at the Company's 2022 Annual Meeting of Shareholders, we engaged with shareholders owning more than 44% of the Company's outstanding shares during the second half of 2022 and early 2023 to gain a better understanding our shareholders' perspectives. Members of the Company's senior management were involved in those extensive engagements, and the Company's Chairman and CEO and the independent lead director of the Board joined for many of those engagements. **The Company's engagements revealed that shareholder support for the 2022 GHG emissions proposal did not generally reflect support for the proposal's specific request, but rather, signaled an interest in increased climate-related disclosure as it relates to our underwriting and investment portfolios.**

For more details regarding the Company's response to the shareholder feedback it received during these extensive engagements, please see "Shareholder Engagement and Board Responsiveness" in this Proxy Statement. Because it is important to us that we be responsive to our shareholders, the Company has published significantly enhanced disclosure that the Board believes is as responsive to the proposal as advisable and practical, given the specific nature of the Company's business. Responding directly to last year's GHG emissions proposal and to shareholder feedback, the Company meaningfully enhanced its disclosures to include:

- a discussion of the results of its climate scenario analyses, conducted by independent third parties, relating to both the Company's investment portfolio and aspects of its underwriting portfolio;
- enhanced disclosure with respect to the composition of the Company's investment portfolio, a quantification of the GHG emissions for the portion of our portfolio where some data is available and a discussion of the Company's multi-pronged approach to addressing the financial risks posed by GHG emissions on its investment portfolio;
- enhanced disclosure with respect to the composition of the Company's business mix, particularly as it relates to the energy industry. Specifically, the Company disclosed that:
  - **individuals and small and mid-sized businesses** comprise **more than 95%** of the Company's customers;
  - GHG emissions **data is available only with respect to approximately 0.003%** of the Company's total customers;
  - **only 1.7%** of Travelers total annual premium is related to the **energy industry**, and the percentage of Travelers premiums generated from the energy sector has meaningfully decreased in recent years;
  - the Company's **oil and gas industry**-related business currently represents **only 0.9%** of Travelers annual

total premium and has meaningfully declined over time; and

- over the past three years, our **Global Renewable Energy Practice** grew at a compound annual growth rate of **43%**, with revenue up over 104% since 2020; and

- an alternative view to understanding GHG emissions related to the Company's underwriting portfolio, by disclosing the Company's premiums over time with respect to the four most carbon-intensive sectors as classified by Standard & Poor's (S&P), which have consistently represented a very low percentage of the Company's underwriting portfolio and have meaningfully declined over time.

Shareholders are encouraged to review these and other strategies in greater detail in the Company's annual sustainability reporting, including in the most recent annual report the Company publishes consistent with recommendations of the Task Force on Climate-related Financial Disclosures ("TCFD Report"), available at *https://sustainability.travelers.com*.

Based, in part, on the Company's extensive engagements with its shareholders, **the Company believes that more than a majority of its shareholders support Travelers' approach of increased disclosure in response to the 2022 GHG emissions resolution**. Specifically, many investors shared that:

- they understand the inherent data and methodology limitations with respect to collecting the GHG emissions data requested by the proposal, and, accordingly, the Company's inability to commit today to reducing the GHG emissions associated with its underwriting and investment portfolios in the future;
- they value verifiable data and are not seeking commitments that are aspirational in nature;
- Travelers' approach to the 2022 GHG emissions proposal is appropriate, reasonable and responsive; and
- as fiduciaries to their clients, our investors assess climate-related shareholder proposals within the context of value creation and are, therefore, not interested in the Company taking action that would compromise its ability to create value for its shareholders or risk putting the Company at a competitive disadvantage.

It is Impossible for the Company to Comply with the Proposal's Request Given that the Company Cannot Accurately and Reliably Calculate the GHG Emissions Associated with its Underwriting and Investment Activities.

As explained in the Company's TCFD Report, the GHG emissions data for the vast majority of the Company's underwriting portfolio (e.g., personal automobile, homeowners, small and mid-sized businesses), and for the substantial majority of the Company's investment portfolio (e.g., municipal bonds, structured bonds, private equity funds), is not readily available and, where it is available, the data quality remains uneven. This data shortcoming is exacerbated by significant challenges in determining how to allocate companies' GHG emissions among the many lines of insurance coverage a company may purchase, as there is no established or credible methodology to allocate GHG emissions among various insurance carriers.

Accordingly, the Company is simply unable to accurately calculate the total emissions of either its underwriting or investment portfolios or to disclose or establish any emissions reduction targets with respect to such portfolios. Therefore, the Company does not currently have the ability to measure, disclose and reduce the GHG emissions associated with its underwriting and investment activities as requested by the proposal. However, as noted above, because it is important to us that we be responsive to our shareholders, the Company has published significantly enhanced disclosure that the Board believes is as responsive to the proposal as advisable and practical, given the specific nature of our business.

The Prescriptive Nature of the Proposal's Request Inappropriately Interferes with Decisions that are at the Heart of the Company's Business Model and Would Result in a Competitive Disadvantage to the Company.

The proposal requests that the Company measure, disclose and reduce the GHG emissions associated with its underwriting and investment activities in alignment with the Paris Agreement's 1.5°C goal. By definition, the proposal's request would require the Company to commit today to forgo business opportunities in the future – regardless of whether such business opportunities meet the Company's risk/reward profile or whether such business will be underwritten by one of the Company's current competitors or new market entrants, in each case, that have not made a similar net zero commitment. Accordingly, the Company believes that the proposal's request will put the Company at a competitive disadvantage.

In addition, the proposal's request would compel the Company to consider in its underwriting factors that are not predictive of risk, undermining the insurance industry's well-established foundational principle of risk-based underwriting. The proposal inappropriately seeks to replace the Company's time-tested underwriting strategy and attempts to prescribe the Company's business decisions. By attempting to direct the Company's underwriting decisions with respect to both its product offerings and investment activities, the proposal inappropriately interferes with decisions that are at the heart of an insurer's business model and would undermine the ability of the Company to function in the manner that has allowed it to meet its obligations to its customers and other stakeholders, as well as to deliver industry-leading returns to its shareholders over time.

The Proposal Could Require the Company to Forgo Contracts with State and Municipal Entities or Risk Violating Certain States' Laws and Subject the Company to Heightened Litigation and Regulatory Risks.

The proposal's prescriptive request to reduce the GHG emissions associated with its underwriting and investment activities in accordance with the Paris Agreement's 1.5°C goal could compel the Company to take action to terminate business with or otherwise penalize companies involved in the production of fossil fuel-based energy without an ordinary business purpose, which would violate the legal requirements for state contractors in certain states. In the event the Company is deemed to violate state laws pursuant to which the Company could be deemed to be "**boycotting energy companies**", the Company could be subject to contract debarment in those states. By limiting the Company's ability to contract with existing and/or potential customers in certain states, the proposal inappropriately interferes with the Company's business decisions regarding whether and how to best compete in those markets.

The proposal could also subject the Company to unnecessary regulatory and litigation risks, jeopardize the business and operations of the Company and ultimately, negatively impact shareholder value. The Company could face heightened regulatory and litigation risk as a result of making net zero commitments with respect to its underwriting and investment portfolios, particularly in light of the data and methodology challenges described above. For example, making a net zero commitment could subject the Company to scrutiny by state Attorneys General and/or other state government officials.

The Proposal's Request Would Require an Inadvisable Use of Significant Management Time and Corporate Resources in Light of the Company's Extensive Disclosures and Comprehensive and Effective Approach to Identifying and Mitigating Climate-Related Risks in its Business and Advancing Climate-Related Opportunities.

The Company takes comprehensive measures to identify and mitigate climate-related risks in its business and to avail itself of climate-related opportunities in the market. As described in detail in the TCFD Report, Travelers Board of Directors and its Risk Committee consider changing climate conditions as part of, and integral to, overseeing the Company's business and operations.

The Company also provides robust disclosures with respect to climate risks and opportunities in its annual sustainability reporting, including in its TCFD Report.

In addition to the significantly enhanced disclosures regarding Travelers' underwriting and investment activities in the Company's latest TCFD Report, discussed above, the TCFD Report describes in detail, among other things: the Company's use of proprietary and third-party computer models to incorporate weather and climate variability into its underwriting and pricing decisions; the Company's evaluation of the findings contained in various governmental reports and other external scientific studies related to climate to assess potential impacts on the Company's underwriting and pricing decisions; and the Company's incorporation of lessons learned from recent events into its catastrophe underwriting. In addition, the TCFD Report explains that the Company is able to further limit its exposure to climate-related risks since most of its insurance policies renew annually, giving the Company the flexibility to decline renewals or to adjust its pricing, underwriting strategy and related policy terms and conditions, as appropriate. The TCFD Report further discusses the Company's reinsurance of a portion of the risks it underwrites and the Company's product diversity, both of which also mitigate the Company's exposure to climate-related risks.

The Company's thoughtful and comprehensive approach to both identifying and mitigating climate risks in its business and to capturing the opportunities associated with the expanding renewable energy industry has proven effective. **Over the past six years, the Company's share of property catastrophe losses relative to total property catastrophe losses for the domestic property casualty industry have declined significantly compared to the six years prior to that. Our property catastrophe losses over the past six years have also been meaningfully lower than the Company's corresponding market share**. Accordingly, the Company believes that efforts to attempt to measure and reduce the emissions associated with the Company's underwriting and investment portfolios – even if they were possible – are unnecessary, duplicative, inappropriately interfere with the Company's effective climate strategy and would amount to an unjustified use of the Company's time and resources.

The Company has Entirely Implemented the Proposal As Written and Submitted to the Company.

Taken at face value, the resolution presented in the proposal has been implemented in its entirety by the Company. The proposal seeks a report addressing "***if*** and how" Travelers intends to measure, disclose and reduce certain GHG emissions (emphasis added). Travelers has, in fact, publicly stated in its TCFD Report that at this time, it (i) "cannot accurately calculate the total emissions of [its] customers and [is] therefore unable to disclose the emissions, or establish any emissions reduction targets, with respect to our underwriting portfolio," and (ii) "cannot accurately calculate the total emissions of [its] investment portfolio and [is] therefore unable to disclose the emissions, or establish any emissions reduction targets, with respect to [its] portfolio. As such, the Company has clearly and unequivocally answered the question as to ***if*** it will measure, disclose and reduce the GHG emissions referenced by the proposal – in other words, the TCFD Report addresses the proposal's request in its entirety.

In the event the proponent wants to take the position that the Company has not implemented the proposal — which by its terms could only be the case if the phrase "if and" is inappropriately read out of the resolution submitted to the Company — then the proposal is highly prescriptive in dictating that Travelers ***must*** modify its activities to reduce its GHG emissions in complete alignment with the Paris Agreement's 1.5°C goal, requiring net zero emissions with respect to its "underwriting, insuring and investment activities." For the reasons described in detail above, the Board believes that implementing the proposal as interpreted without the key words "if and" would not be in the best interest of shareholders.

Summary

As discussed above, the Company has directly responded to the shareholder feedback it received during its extensive shareholder engagements by enhancing its disclosures as described in its comprehensive TCFD Report. The Board believes that the proposal's request is not in the best interest of shareholders because:

- the proposal interferes with business decisions that are at the heart of the Company's business model and would result in a **competitive disadvantage** to the Company;
- the proposal could result in requiring the Company to **forgo contracts with certain state and municipal entities or risk violating state laws** pursuant to which the Company could be deemed to be "**boycotting energy companies**";
- the proposal would unnecessarily subject the Company to **heightened litigation and regulatory risks**;
- the proposal's request would require an **inadvisable use of significant management time and corporate resources** in light of the Company's extensive disclosures and comprehensive and effective approach to climate-related risks and opportunities; and
- it is **impossible** for the Company to accurately and reliably calculate the GHG emissions associated with its underwriting and investment activities.

Notwithstanding the foregoing, the Company has published significantly enhanced disclosure that the Board believes is as responsive to the proposal as advisable and practical, given the specific nature of the Company's business.

For the above reasons, your Board recommends you vote AGAINST this proposal.



ITEM 7

Shareholder Proposal Relating to Fossil Fuel Supplies



Your Board recommends you vote **AGAINST** this Shareholder Proposal Relating to Fossil Fuel Supplies

Green Century Capital Management, Inc. located at 114 State Street, Suite 200, Boston, MA 02109, has advised us that it plans to introduce the following resolution on behalf of Green Century Balanced Fund. Green Century Balanced Fund is the beneficial holder of at least $25,000 of the Company's common stock.

Whereas: The Intergovernmental Panel on Climate Change (IPCC) advises limiting warming to 1.5 degrees Celsius to avoid the worst impacts of climate change.

Experts agree that climate change driven natural catastrophes are tied to increases in insured losses. [1,2] In four out of the last five years, global insured losses exceeded $100 billion due to weather-related disasters.[3] Further, Travelers states that the unpredictability of climate related disasters makes its catastrophe models "less reliable," thus exposing it to financial risk.[4]

Fossil fuel emissions have been identified as the primary driver of climate change, and although Travelers restricts underwriting new coal plants and new risks for some coal mining, coal power, and tar sands companies, it continues to underwrite new risks for the rest of the fossil fuel industry.

There is scientific consensus that limiting warming to 1.5 degrees Celsius means that the world cannot develop new oil and gas fields or coal mines beyond those already approved for exploration and development.[5] Existing fossil fuel supplies are sufficient to satisfy global energy needs, and developing new oil and gas fields would not produce in time to mitigate energy market turmoil resulting from the Ukraine War.

Without a policy to phase out underwriting new fossil fuel exploration and development, Travelers may be subject to material risk related to:

- Climate: Fossil fuel emissions drive stronger and more frequent natural catastrophes challenging insurers' abilities to cover claims or offer policies in existing markets.[6]
- Transition: Without early action toward an orderly transition to a low carbon economy, availability of capital for the insurance industry could drop precipitously.[7]
- Competition: Twelve global insurers now restrict underwriting conventional oil and gas projects and/or companies, signaling responsiveness to climate risk.[8]
- Reputation: Campaigns targeting US insurers' climate policies bring negative attention to the Company, and may adversely affect its ability to attract customers and employees.[9]

Investors remain concerned that Travelers' underwriting practices are not sufficiently aligned with the IPCC's 1.5 degrees Celsius no/low overshoot pathways, which describe the trajectories of emissions reductions needed to stabilize the global climate.

RESOLVED: Shareholders request that the Board of Directors adopt and disclose a policy for the timebound phase out of Travelers underwriting risks associated with new fossil fuel exploration and development projects, aligned with the IPCC's recommendation to limit global temperature rise to 1.5 degrees Celsius.

Supporting Statement:

The board and management, in its discretion, should define the scope, time frames and parameters of the policy, with an eye toward:

- the well-accepted definition that new fossil fuel exploration and development projects include exploration for and/or development of oil, gas, and coal resources or reserves beyond those fields or mines that have already been permitted;
- the pathways and time frames set forth by the International Energy Agency's Net Zero by 2050 scenario or the IPCC's low / no overshoot scenarios

1. https://nhess.copernicus.org/articles/22/659/2022/
2. https://www.sciencedirect.com/science/article/pii/S2212094715300347
3. https://www.aon.com/weather-climate-catastrophe/index.html
4. https://sustainability.travelers.com/iw-documents/sustainability/Travelers_TCFDReport2021.pdf
5. https://www.iisd.org/system/files/2022-10-navigating-energy-transitions-mapping-road-to-1.5.pdf
6. https://www.mckinsey.com/industries/financial-services/our-insights/climate-change-and-p-and-c-insurance-the-threat-and-opportunity
7. https://www/iaisweb.or/uploads/2022/01/210930-GIMAR-special-topic-edition-climate-change.pdf
8. https://insure-our-future.com/wp-content/uploads/2022/11/SP-IOF-2022-Scorecard-v0.8-online-1.pdf
9. https://www.courant.com/community/hartford/hc-biz-insurers-climate-change-20220525-v7rt7bov7zcynnp7d3gblu62nu-story.html

Your Company's Response

The Board of Directors unanimously recommends that shareholders vote AGAINST this proposal for the following reasons.

After careful consideration of the proposal, the Board believes that the proposal is not in the best interest of shareholders because it:

- is **prescriptive** in that it would **limit the Company's ability to provide insurance** to the energy industry at a time when:
  - renewable energy represents a minority portion of the energy mix in the United States and around the world;
  - access to energy remains an essential engine of economic growth and prosperity in the communities the Company serves; and
  - leading incumbents in the energy sector are making significant investments and driving critical innovation with respect to low-carbon and carbon-free technologies – and are best positioned to play a meaningful role in the energy transition;
- could result in requiring the Company to terminate and/or forgo contracts with certain state and municipal entities or risk violating state laws pursuant to which **the Company could be deemed to be "boycotting energy companies"**;
- inappropriately interferes with strategic decision-making at the heart of the Company's business model and would put the Company at a **competitive disadvantage** by causing the Company to commit today to forgoing new business opportunities in the future; and
- represents an **unwarranted intervention** in the Company's existing and effective climate strategy and would be an **inadvisable use of significant management time and corporate resources**.

As a property casualty insurance company, the Company is intently focused on the impacts of a changing climate and taking robust measures to appropriately manage both climate-related risks and opportunities. The Company has a comprehensive climate strategy that includes, among other things:

- incorporating the consideration of climate-related risks within the Company's underwriting, pricing and investment decisions, including through its policy, discussed in further detail below, not to underwrite new risks for the construction or operation of coal-fired plants and for companies that generate a significant portion of their energy production from coal or that generate a significant portion of their revenues from thermal coal mining or tar sands extraction;
- supporting the transition to a lower-carbon economy through the Company's growing Global Renewable Energy Practice, as well as through products and services designed to incentivize environmentally responsible behavior, such as specialized coverage and discounts, where permissible, to encourage adoption of FORTIFIED Home™ construction, green buildings and hybrid/electric vehicles; and
- engaging in public policy advocacy and education with regard to resiliency, mitigation and disaster preparedness.

The Company believes its comprehensive measures represent the most appropriate approach to mitigating climate risks and exploring climate-related opportunities. These measures and more are discussed in detail in the annual report the Company publishes consistent with the recommendations of the Task Force on Climate-related Financial Disclosures (the "TCFD Report").

As discussed in this Proxy Statement under the heading "Shareholder Engagement," since its 2022 Annual Meeting of Shareholders, the Company has reached out to, and engaged with, shareholders representing approximately 50% and 44% of the Company's outstanding shares, respectively. Notably, as a result of these extensive engagements with its shareholders, the Company has significantly enhanced its TCFD Report since last year. Among other enhancements, the Company's most recent TCFD Report includes the following:

- a discussion of the results of its climate scenario analyses, conducted by independent third parties, relating to both the Company's investment portfolio and aspects of its underwriting portfolio;
- enhanced disclosure with respect to the composition of the Company's investment portfolio, a quantification of the GHG emissions for the portion of our portfolio where some data is available and a discussion of the Company's multi-pronged approach to addressing the financial risks posed by GHG emissions on its investment portfolio; and
- enhanced disclosure with respect to the composition of the Company's business mix, particularly as it relates to the energy industry and disclosure of the Company's premiums over time with respect to the four most carbon-intensive sectors as classified by Standard & Poor's (S&P), which have consistently represented a very low percentage of the Company's underwriting portfolio and have meaningfully declined over time.

Shareholders are encouraged to review these and other strategies in greater detail in the Company's annual sustainability reporting, including in its most recent TCFD Report, available at *https://sustainability.travelers.com*.

The Proposal is Not in the Best Interest of Shareholders, Because the Actions it Prescribes Would Not Be Prudent or Responsible Given the Important Role Energy Plays in Economic Prosperity and Human Welfare; the Current Reliance on Fossil Fuels Globally for the Foreseeable Future; and the Critical Role the Energy Industry is Playing in the Energy Transition.

The prescriptive proposal seeks to restrict the provision of insurance to the energy industry. Traditional fossil fuel sources, however, continue to constitute a significant majority of the overall energy mix in the United States. According to the U.S. Energy Information Administration, in 2021, approximately 60% of the U.S. energy generated at electricity generation facilities came from fossil fuels, while only 20% was generated from renewable energy sources. With access to energy tied, for example, to greater economic opportunity, increased life expectancy, a higher standard of living and more years of education, experts expect communities around the world, including in the United States, to rely on a mixture of multiple sources of energy – fossil fuel, natural gas, renewable and other sources – for their growth and prosperity for years to come.

At present, renewable energy is not available at sufficient scale to satisfy current demand; thoughtful energy policy will undoubtedly include fossil fuels for the foreseeable future. This fact has been made clear time and time again in recent years. For example, in 2022, in the face of potential blackouts, California agreed to spend hundreds of millions of dollars to purchase energy from fossil fuel plants that were scheduled to shut down as soon as 2023. Similarly, while Texas currently leads the nation in generation of electricity from wind and is rapidly approaching a similar position with solar energy as well, the Electric Reliability Council of Texas (ERCOT) was forced to call on consumers to reduce their energy consumption in the face of the July 2022 heat wave. The inability of renewable energy to meet current energy requirements also provides important context for developments such as the European energy crisis, Europe's renewed reliance on nuclear energy, and recent reopening of coal mines – a move that Germany's economics minister Robert Habeck called "painful but necessary."

Importantly, our country's most vulnerable and underserved communities are most likely to be disproportionately impacted by these types of energy disruptions and by the increased costs associated with a reduced supply of energy. According to the U.S. Energy Information Administration, "[i]n 2020, 34 million U.S. households (27% of all U.S. households) reported difficulty paying energy bills or reported that they had to keep their home at an unsafe temperature because of energy cost concerns." Further, a 2021 Indiana University study concluded that the lowest income communities are the most vulnerable to rising energy costs.

Significant investments, as well as research and development, are still needed to develop new and innovative solutions and to address deficiencies in existing renewable energy technologies. Even then, experts believe that widespread adoption will take time, given the enormity and complexity of the global energy system and the fact that widespread adoption requires affordability. By current Department of Energy estimates, even by 2050, between 35% and 50% of U.S. energy production will likely continue to come from fossil fuel sources.

Many experts, including the International Renewable Energy Agency and the World Energy Council, believe that a substantial change in the energy mix will come primarily from the ongoing and promising research and development investments of incumbent energy producers, disruption by new entrants into the industry, the deployment of scientific innovations, and relevant and effective government action. The Company believes it would be inadvisable to undermine the energy industry as it works to migrate to renewable energy sources and/or develop other innovative solutions designed to assist in the energy transition. Additionally, the Company believes that denying any otherwise qualified party the insurance necessary to run its operations will not hasten the transition and will not materially benefit the communities the Company serves. In fact, it risks harming them – most notably, those least able to bear increased energy costs. Moreover, restricting or limiting insurance capacity as requested by the proposal would require businesses to find alternative, and likely less stable means of risk transfer, which, in turn, would leave local communities, individuals and businesses more vulnerable to harm and loss.

For all the reasons stated above, the overall energy mix in the United States remains reflected in the Company's business, adjusted to meet the Company's view of the risk and return profile of the risks we underwrite. The proposal's prescriptive request that Travelers phase out "underwriting risks associated with new fossil fuel exploration and development projects, aligned with the IPCC's recommendation to limit global temperature rise to 1.5 degrees Celsius" would represent a dramatic departure from the Company's longstanding and successful approach to underwriting. The proposal's suggested approach to a complex issue that would have critical economic and societal implications:

- neglects to acknowledge that communities still largely rely on conventional sources of energy;
- overlooks the ability of energy firms to find other sources of insurance, including privately-held insurers or self-insurance;
- disregards the broad investment and innovation taking place across the energy sector to both reduce the

carbon impact of traditional sources of energy and grow the grid's ability to capture, transmit and store renewable energy; and

- ignores the fact that, as the International Energy Agency itself acknowledges, "[o]il and gas companies are well-placed to accelerate the pace of development and deployment of these technologies."

Accordingly, the Board believes that the proposal's suggested approach – which requests that the Company commit today to forgo future business opportunities regardless of whether new fossil fuel exploration and development may be determined to be necessary to meet the world's energy needs as part of a thoughtful and responsible energy transition – would not be prudent or responsible or in the best interest of shareholders.

The Proposal Could Require the Company to Potentially Forgo Contracts with State and Municipal Entities in Certain States and Risk Violating Such States' Laws, Potentially Subjecting the Company to Contract Debarment in Those States.

The proposal's prescriptive request could compel the Company to take action to terminate business with, or otherwise penalize, companies involved in the production of fossil fuel-based energy without an ordinary business purpose in violation of the legal requirements for state contractors in certain states. In the event the Company is deemed to violate state laws pursuant to which **the Company could be deemed to be "boycotting energy companies,"** the Company could be subject to contract debarment in those states. By potentially limiting the Company's ability to contract with existing and/or potential customers in certain states, the proposal inappropriately interferes with the Company's business decisions regarding whether and how to best compete in those markets.

The Proposal Would Put the Company at a Competitive Disadvantage and Inappropriately Interferes with Decisions that Are at the Heart of the Company's Business Model.

The proposal requests that the Company phase out certain of its products – specifically, insurance policies related to "new fossil fuel exploration and development projects." By definition, the proposal's request would require the Company to commit today to forgo new business opportunities in the future – regardless of whether such new business opportunities meet the Company's risk/reward profile or whether such business will be underwritten by one of the Company's current competitors or new market entrants, in each case, that have not made a similar commitment. The Company believes that in a free market system, attempting to solve a complex global and societal issue on a company-by-company basis, as requested by the proposal, will not be effective and will only serve to put certain individual companies at a significant competitive disadvantage.

The proposal also inappropriately seeks to replace the company's time-tested underwriting strategy and attempts to prescribe the Company's business decisions. By attempting to direct the Company's underwriting decisions with respect to its product offerings, the proposal inappropriately interferes with decisions that are at the heart of an insurer's business model and would undermine the ability of the Company to function in the manner that has allowed it to meet its obligations to its customers and to deliver superior returns to its shareholders over time.

As discussed in further detail below, the alternative to this proposal is not to make no effort at all to advance the stated goal of the proposal; it is to continue to pursue the comprehensive and effective strategy that the Company has in place to manage climate risk in its underwriting business and to pursue opportunities, as appropriate, as the energy landscape continues to evolve.

The Company's Existing Comprehensive Approach to Identifying and Mitigating Climate Risks in its Business and Advancing Climate-Related Opportunities is Effective, Rendering the Proposal's Request an Inadvisable Use of Significant Management Time and Corporate Resources.

The Company takes comprehensive measures to identify and mitigate climate risk in its business and to avail itself of climate-related opportunities in the market. As described in detail in the TCFD Report, Travelers Board of Directors and its Risk Committee consider changing climate conditions as part of, and integral to, overseeing the Company's business and operations.

With the realities of the U.S. energy landscape in mind, the Company's climate strategy is designed to mitigate climate risk in the Company's underwriting and investment portfolios, while supporting societal progress and economic prosperity for all and doing the Company's part to assist in the transition to a lower-carbon economy. The Company's approach to climate is described in detail in the robust annual report the Company publishes consistent with the recommendations of the Task Force on Climate-related Financial Disclosures, available at *https://sustainability.travelers.com*. The Company notes the following highlights from its TCFD Report.

(i) Supporting the Growing Renewable Energy Industry

The Company's dedicated and growing Global Renewable Energy Practice provides solutions for the life span of a renewable energy business, from research and development and manufacturing to permanent operations, as well as onshore and offshore wind, solar and biopower operations. This practice is designed to facilitate innovation and the growth of renewable energy businesses and support the transition over time to a lower-carbon economy. The Company's Global Renewable Energy Practice also helps Travelers capture a greater share of the expanding renewable energy industry domestically and internationally, as trends toward renewable and clean energy sources continue to accelerate.

In addition, the Company is helping speed the transition to broader adoption of renewable energy sources through the investment of billions of dollars in "green bonds," which help fund these and other sustainable projects. As of December 31, 2022, the Company owns over $2.4 billion (notional amount) of these securities and an additional $0.4 billion of "sustainability" and "sustainability-linked" bonds (as classified by Bloomberg).

(ii) Mitigating Climate Risk in the Company's Underwriting and Pricing Decisions

When it comes to underwriting, the Company's guiding principle is its ability to understand the property and casualty risks it underwrites. The Company strives to avoid exposures that cannot be evaluated or that have unacceptable levels of uncertainty. For both property and casualty lines of business, the Company considers environmental factors, including weather and climate trends, alongside other relevant risk variables in its underwriting evaluation process and in its underwriting strategies.

For example, given its risk/return requirements, the Company has negligible direct exposure to thermal coal and tar sands; simply put, these businesses are not attractive to the Company from a risk/return standpoint. Consistent with this approach, the Company published a policy, available through its TCFD Report, which provides that it will:

- Not provide insurance for the construction and operations of any new coal-fired plants;
- Not underwrite new risks for companies that generate more than 30% of their revenues from thermal coal mining;
- Not underwrite new risks for companies that generate more than 30% of their energy production from coal;
- Not underwrite new risks for companies that hold more than 30% of their reserves in tar sands; and
- Phase out existing underwriting relationships which exceed these thresholds by 2030.

Understanding climate-related effects on weather perils is part of the Company's fundamental risk evaluation process, which includes the underwriting and pricing of risks related to many of the Company's products. Among other efforts, the Company uses proprietary and third-party computer models to incorporate weather and climate variability into its underwriting and pricing decisions; evaluates the findings contained in various governmental reports and other external scientific studies related to climate to assess potential impacts on the Company's underwriting and pricing decisions; and incorporates lessons learned from recent events into its catastrophe underwriting. The Company has also recently partnered with a leading catastrophe modeling firm to conduct scenario analysis with respect to identifying the incremental climate impact on hurricane risk, above typical weather conditions. Based on this scenario analysis, given the Company's risk profile, our underwriting strategy and the fact that changing climate conditions will occur over decades, we do not expect the climate impacts with respect to the hurricane peril to have a material impact on our average annual loss and return period loss estimates.

In addition, the Company is able to further limit its exposure to climate-related risks since most of its insurance policies renew annually, giving the Company the flexibility to decline renewals or to adjust its pricing, underwriting strategy and related policy terms and conditions, as appropriate. The Company's reinsurance of a portion of the risks it underwrites and the Company's product diversity also mitigate the Company's exposure to climate-related risks.

The Company's approach to managing changing climate conditions has proven effective; **over the past six years, the Company's share of property catastrophe losses relative to total property catastrophe losses for the domestic property casualty industry have declined significantly compared to the six years prior to that. Our property catastrophe losses over the past six years have also been meaningfully lower than the Company's corresponding market share.** In light of the foregoing, the Company believes that the adoption of the prescriptive policy contemplated by the proposal represents an unwarranted intervention in the Company's existing and effective climate strategy.

Summary

The Company is committed to adequately accounting for climate risk in its underwriting, pricing and investment decisions and to seeking climate-related opportunities in its business. It has described in detail the measures it takes in this regard in its comprehensive and industry-leading TCFD Report. The Board believes, however, that the proposal's **prescriptive approach** is not in the best interest of shareholders because it:

- would require the Company to **commit today to forgo new business opportunities in the future**;
- could result in requiring the Company to terminate and/or forgo contracts with certain state and municipal entities or risk violating state laws pursuant to which **the Company could be deemed to be "boycotting energy companies"**; and
- would put the Company at a **competitive disadvantage** and inappropriately interferes with strategic decision-making at the heart of the Company's business.

In addition, the Board believes that the proposal would require the Company to take actions that are **neither prudent** from an economic, social or environmental standpoint, **nor advisable** in light of the comprehensive and effective measures the Company takes to mitigate climate risk.

For the above reasons, your Board recommends you vote AGAINST this proposal.



ITEM 8

Shareholder Proposal Relating to a Racial Equity Audit



Your Board recommends you vote **AGAINST** this Shareholder Proposal Relating to a Racial Equity Audit

Trillium ESG Global Equity Fund ("Trillium"), located at Two Financial Center, 60 South Street, Suite 1100, Boston, MA 02111, has advised us that it plans to introduce the following resolution on behalf of itself and co-filers. The Fund is the beneficial holder of more than $25,000 of the Company's common stock.

Racial Equity Audit

Resolved: Shareholders urge the board of directors to oversee a third-party audit (within a reasonable time and cost, and consistent with the law) which assesses and produces recommendations for improving the racial impacts of its policies, practices, products, and services. Input from stakeholders, including civil rights organizations, employees, and customers, should be considered in determining the specific matters to be assessed. A report on the audit, prepared at reasonable cost and omitting confidential/proprietary information, should be published on the company's website.

Travelers CEO Alan Schnitzer signed the Partnership for New York City pledge in June 2020, which reads "we are reasserting our commitments to diversity and inclusion among our boards, executive leadership, and our entire workforce" and "we commit to help address conditions" that lead to racial injustice.[1] However, we believe Travelers' policies and practices fall short of delivering on this pledge.

Travelers reports having made changes to its succession planning and talent management to identify people of color (POC) for hiring and promotion in 2020. Despite ranking 6th by premiums written out of 27 companies, Travelers ranked 20th in workforce race and ethnic diversity in 2021 according to the U.S. House Committee on Financial Services report on diversity and inclusion in America's largest insurance companies.[2] The report also concluded Black or African American employees are overrepresented in lower-level positions and underrepresented at higher-level positions, which is true at Travelers. Black people represent just 3 percent of senior leadership, but 18 percent of administrative support according to its 2021 EEO-1 data. Additionally, Travelers has a lower percentage of POC on boards compared to industry peers at 15.4 percent. The insurance industry average is 22.3 percent and within the top ten insurers, Travelers ranks last.[3] Without transparent, public targets, it is unclear how Travelers will address the lack of diversity in its workforce.

The company may also face future legal risk. In 2018, Travelers settled a National Fair Housing Alliance lawsuit alleging it denied insurance to landlords renting to Section 8 voucher recipients, who are predominately Black women.[4] We believe it is necessary to identify and remedy potential gaps between Travelers' non-discriminatory business practice policy and actual outcomes.

Additionally, Travelers' policies are implicated in an environmental justice controversy. Since 2020, Indigenous groups have asked the company to avoid insuring any oil and gas development in the Arctic National Wildlife Refuge, which is opposed by the Gwich'in people that live there.[5] Several banks and insurance companies have already made such commitments, but Travelers has yet to join the growing list.[6]

We urge the company to conduct a full racial equity audit to examine its total impact and help dismantle systemic racism.

1. https://pfnyc.org/news/open-letter-from-leaders-of-the-partnership-for-new-york-city/
2. https://financialservices.house.gov/uploadedfiles/d.i_insurance_report_092022.pdf
3. https:// financialservices.house.gov/uploadedfiles/d.i_insurance_report_092022.pdf
4. https://nationalfairhousing.org/2018/02/23/travelers/l
5. https://ourarcticrefuge.org/letter-to-insurance-companies/
6. https://ourarcticrefuge.org/corporate-commitment-to-protect-the-arctic-refuge/

Your Company's Response

The Board of Directors unanimously recommends that shareholders vote AGAINST this proposal for the following reasons.

The Company has a longstanding and deep commitment to diversity and inclusion in its workforce and has long supported racial equality and justice in its communities. Nonetheless, the Board believes that the proposal, which directly implicates the Company's insurance offerings, is not in the best interest of shareholders because it:

- is impossible to implement without **violating the insurance laws of the vast majority of states**, which are designed to protect minorities and people of color and prohibit the consideration of race in underwriting and pricing decisions;
- **conflicts with the Company's longstanding practice** not to take race into account in its underwriting and pricing decisions;
- **conflicts with the highly regulated insurance environment** in which the Company operates and would insert the Company into decisions that are solely within the ambit of insurance regulators; and
- **risks prejudicing the Company in potential future litigation** in which insurers are routinely involved, since it would remove a significant defense of the Company in some of these actions – namely, that it does ***not*** possess or otherwise utilize racial data on its insureds.

In addition, the Board believes that the actions requested by the proposal — which would entail a significant investment of resources and time, including by senior executives — are inadvisable in light of the Company's:

- thoughtful and comprehensive underwriting and pricing policies and practices, including robust governance and controls designed to ensure that its rating factors are actuarially sound and that its underwriting and pricing practices comply with all applicable laws and do not consider race or other legally protected characteristics;
- performance of an annual pay equity assessment, which is conducted with the assistance of independent outside experts and statisticians to help ensure equitable pay – with respect to both gender and race; if a question is identified, it is addressed and a proactive monitoring process is put in place, as appropriate;
- extensive diversity and inclusion practices and initiatives, including:
  - enhancing our pipeline of diverse candidates through deliberate recruiting, retention and development practices designed to deepen diverse talent pools and broaden advancement opportunities;
  - incorporating an Inclusive Leadership Performance Objective in managers' performance goals; and
  - supporting voluntary, employee-led groups dedicated to fostering a diverse and inclusive work environment. More than 12,000 employees – nearly 40% of our workforce – are members of one or more of our eight Diversity Networks; and
- thoughtful and comprehensive disclosures regarding our workforce diversity, including our EEO-1 data, which demonstrate meaningful progress in proportional representation of people of color in our workforce over the past decade.

For all the reasons outlined above, the Board believes that the proposal's request would expose the Company to unnecessary risk and be detrimental to shareholder value.

In light of feedback received from our shareholders in connection with engagements with shareholders owning more than 44% of the Company's outstanding shares, however, the Company has recently updated its sustainability reporting to include significantly enhanced disclosure regarding the governance, controls and processes it has in place to help ensure that it does not take race or any other legally protected characteristics into account in its underwriting and pricing. For more information, we encourage you to review the Ethics & Responsible Business Practices section of our sustainability report, available at *https://sustainability.travelers.com*.

For more details regarding the Company's response to the shareholder feedback it received during these extensive engagements, please see "Shareholder Engagement and Board Responsiveness" in this Proxy Statement.

The Proposal Conflicts with the Company's Longstanding Practice and Legal Obligation Not to Take Race into Account in its Underwriting and Pricing Decisions.

Longstanding principles of risk-based underwriting and pricing are foundational to the insurance industry. The business of insurance involves a contractual arrangement in which the insurer agrees to bear a policyholder's expected risk of future financial loss, subject to agreed limits, terms and conditions, in exchange for a premium. This requires insurers to design and price their insurance products based on such risk of future loss. Under longstanding law and practice, insurers identify risk factors and establish rates based on sound actuarial principles that do not — and may not — take factors such as race or other prohibited characteristics into account. Established principles of risk-based insurance underwriting and pricing allow insurance markets to function properly, fairly and competitively. Ultimately, this approach benefits customers by increasing the availability of insurance at fair prices that appropriately reflect the related risks and ensures the financial solvency of insurers to pay covered claims decades into the future.

To estimate the expected risk of future financial loss, actuaries apply mathematics, statistics and economic methods to estimate the probability and financial impact of various risk factors. The procedures through which rates are set are complex, but the theory behind the process is straightforward — insurance actuaries and underwriters seek (and are required by law) to determine risk factors that correlate with losses. This assessment of risk is designed to accurately identify the expected value of all future costs associated with a risk transfer. Importantly, actuaries do not consider (and, as discussed below, are prohibited from considering) race or any other legally protected characteristics.

By suggesting that the Company take race into account in its underwriting and pricing decisions, the proposal conflicts with the Company's longstanding practices and would cause the Company to violate numerous insurance laws aimed at protecting minorities and people of color. Although the proposal acknowledges that any audit remain "consistent with the law," the ultimate request – to "improv[e] the racial impacts" of the Company's products and services and "remedy potential gaps between Travelers' non-discriminatory business practice policy and actual outcomes" – is nonetheless illegal.

Suggesting that the Company should take steps to alter its underwriting criteria and/or pricing to achieve different outcomes when measured on the basis of race is unlawful under the insurance laws of the vast majority of states and would improperly inject racial considerations into a heavily regulated decision-making process. **The Company has obtained supporting opinions from two outside law firms confirming that implementation of the proposal would cause the Company to violate state law.** Moreover, requiring the Company to take race into account in response to a racial justice audit challenges the foundational tenets of insurance underwriting and pricing discussed above.

The Proposal Conflicts with the Highly Regulated Environment in Which the Company Operates.

Regulated domestically through state departments of insurance, the Company, like other insurers, is subject to extensive state laws and regulations touching on all aspects of its business, including insurance licensing, pricing, underwriting, claim handling and capital and solvency requirements. Through its insurance subsidiaries, the Company offers hundreds of insurance products across many lines of business, each of which is subject to detailed legal and regulatory filings and state laws. Notably, rates are generally filed with, and reviewed and approved by, state insurance regulators, which typically require insurers to establish that their rates are "adequate," not "excessive," and not "unfairly discriminatory," as those or similar terms are defined under each state's laws.

Additionally, the insurance industry is subject to significant oversight, review and regulation of its underwriting and pricing practices by independent state regulatory bodies that conduct market conduct and financial exams, rendering a third-party racial audit unnecessary. While the Company strongly supports diversity and inclusion and racial justice, as evidenced in part by the programs and initiatives discussed below, the proposal fundamentally conflicts with the highly regulated environment in which the Company operates. The Company believes that legislators and regulators are uniquely positioned to address underwriting and pricing criteria. To the extent the proponents believe underwriting or pricing factors or legal requirements should be modified in order to achieve different outcomes based on race, the Company believes those are issues that must be addressed by regulators and legislators on an industrywide basis rather than by the Company on an individual basis. Changes to industry policy, practice and/or legal requirements based on alleged racial impact would require extensive deliberation of potentially competing policy objectives as reflected in existing laws and regulations—laws and regulations that are intended to protect the interests of consumers while at the same time ensure that insurance markets function in a viable, appropriate and efficient manner. Such dramatic changes to industry policy, practice and/or legal requirements are solely within the purview of legislators and regulators.

The Proposal Risks Prejudicing the Company in Potential Future Litigation.

From time to time, insurers are named in litigation in connection with the underwriting and pricing of their products, despite their compliance with applicable laws and regulations. The collection of racial demographic information would impair a significant defense that the Company has in some of these actions — namely, that the Company does ***not*** have in its possession or otherwise utilize racial data of its insureds. Impairment of this important defense could meaningfully increase the Company's litigation exposure and related expenses.

With respect to the allegations related to a 2018 lawsuit referenced in the proposal, it is important to appreciate that, as an insurance company, Travelers – like all other U.S. insurers – is subject to litigation as a matter of course and often regardless of wrongdoing. **Such litigation is often not meritorious**. With regard to the lawsuit mentioned in the proposal, the Company notes the following:

- The allegations related to a litigation matter that was filed almost seven years ago.
- Importantly, in connection with Travelers' underwriting guidelines applicable to commercial landlords, Travelers never considered or referred to race.
- In fact, the underwriting guidelines in question were obsolete and not even in use when the lawsuit was filed.
- Travelers vigorously disputed the merits of the lawsuit.
- To avoid the cost and uncertainty of litigation, Travelers ultimately agreed to resolve the case (as is typical with the vast majority of lawsuits) in 2018.
- There was no finding by the court that Travelers' underwriting guidelines in question were discriminatory or that they violated any laws or regulations.
- In resolving the lawsuit, Travelers did not admit any liability or wrongdoing.

The Proposal Would Entail an Inadvisable Use of Significant Management Time and Corporate Resources in Light of the Company's Current Underwriting and Pricing Practices and Controls.

The proposal's request is inadvisable in light of the robust governance and controls the Company has in place to ensure the integrity of its underwriting, actuarial and modeling practices, and to ensure that all rating factors are actuarially justified as predictive of risk and comply with state laws, including those that prohibit taking race or other protected characteristics into account in insurance underwriting and pricing. As part of the Enterprise Risk Management (ERM) framework and pursuant to its charter, the Risk Committee of the Board of Directors is responsible for overseeing "the strategies, processes and controls pertaining to the underwriting of insurable risks and the pricing of such risks," including to ensure that pricing is actuarially justified as predictive of risk and complies with applicable state laws. The Risk Committee of the Board of Directors meets with senior management at least four times a year to discuss the Company's ERM activities and provides a report to the full Board of Directors after each such meeting.

The Company's practices include organized reviews of underwriting and pricing models through a multi-disciplinary process that includes, as appropriate, peer, legal, actuarial and data science assessments that span the entire lifecycle of the model. This framework creates a full view of the Company's models throughout the entire model lifecycle and includes comprehensive evaluations of the models and the factors used within those models. The Company has presented this governance framework to its lead regulator during the Annual Supervisory College meetings and has consistently received favorable feedback.

Not only would the proposal's request require an unjustified use of significant management time and corporate resources, but it could also result in negative unintended consequences. By requesting an audit specifically for the purpose of assessing the racial impacts of the Company's policies and practices, the proposal would, by definition, require the Company (whether by itself or through a third party) to collect information about race with respect to its insureds – a sharp departure from established insurance industry practice, including the policies and practices of the Company. Ensuring that the Company does not collect or have access to information about the race of actual or prospective insureds or other third parties minimizes any chance that race could be taken into account and helps ensure that the Company and its actuarial and underwriting professionals focus on factors that, unlike race, are predictive of risk. For additional detail regarding the governance, processes and controls the Company has in place to ensure that it does not consider race or any other protected characteristics in its underwriting and pricing, we encourage you to review the Ethics & Responsible Business Practices section of our sustainability report, available at *https://sustainability.travelers.com*.

The Proposal Would Entail an Inadvisable Use of Significant Management Time and Corporate Resources in Light of the Company's Thoughtful and Comprehensive Disclosures, Practices, Initiatives and Progress with Respect to Workforce Diversity and Inclusion.

The proposal's request is inadvisable in light of (i) the Company's many practices and initiatives with respect to diversity and inclusion in its workforce, which are described in detail in the Company's public-facing annual sustainability reports, and (ii) the Company's meaningful progress in increasing the diversity of its workforce, as disclosed in its sustainability reports.

The Company has extensive initiatives to advance diversity and inclusion in its workforce. We have long recognized that to maintain our talent advantage, we must attract and retain the best people from the broadest pool of talent. We also understand that we benefit from our differences in culture, ethnicity, national origin, race, color, religion, gender, gender identity, age, veteran status, socioeconomic background, disability and sexual orientation. By creating a welcoming environment that brings together people with different backgrounds and perspectives, we enable new ideas, spark innovation and reinforce a culture in which employees feel valued, respected and supported. Diverse experiences and viewpoints yield greater insights and better outcomes, raise the bar on individual and team performance and sharpen our focus on our customers.

As a result, diversity and inclusion have long been a business imperative for us, and consequently, we are committed to fostering a diverse and inclusive environment where all employees can develop and thrive. Our diversity and inclusion efforts are led by our Chief Diversity & Inclusion Officer and our Diversity Council, which is chaired by our Chairman and Chief Executive Officer, Alan Schnitzer, and composed of the Company's 40 most senior leaders.

Our commitment to diversity is reflected in the Company's numerous diversity initiatives, which are described in significant detail in our annual sustainability report (available at *https://sustainability.travelers.com*) and include, but are not limited to:

- Establishing deliberate recruiting, retention and development practices and a variety of initiatives that are tailored to deepen diverse talent pools and broaden advancement opportunities.
- Sponsoring a number of external opportunities to support the professional development of all our employees, including opportunities specific to nurturing diversity, and partnering with many college diversity groups and other organizations to cultivate our pipeline of talent.
- Creating eight Diversity Networks – voluntary, employee-led groups dedicated to fostering a diverse and inclusive work environment and that also offer opportunities for members to be paired with a mentor. More than 12,000 employees – nearly 40% of our employees – are members of one or more of these Diversity Networks.
- Hosting an ongoing series of events called "Diversity Speaks," with the mission of cultivating a culture that embraces the power of differences, where individuality is honored and diverse perspectives are celebrated, to benefit our employees, customers, agents and communities.
- Hosting Art Speaks, an ongoing series of cultural and art experiences followed by discussions in the workplace around diversity and inclusion.

Importantly, we have comprehensive compensation processes and controls in place and assess our compensation practices annually with independent, outside experts and statisticians, in each case to help ensure equitable pay across the Company. If a question is identified, it is addressed and a proactive monitoring process is put in place, as appropriate. We publish, on the Total Rewards page of the Human Capital Management section of our sustainability report, our equitable pay statement, which outlines our approach to ensuring that we compensate our employees without influence from bias, available at *https://sustainability.travelers.com*. As disclosed in that document, based in part on the Company's thoughtful and robust processes and controls, we believe that we pay our employees equitably, regardless of gender, race or any other protected classification.

For a comprehensive discussion of diversity and inclusion at Travelers, we encourage you to review the Diversity & Inclusion section of our sustainability report, available at *https://sustainability.travelers.com*.

Over the past decade, the Company has made meaningful progress in increasing the diversity of its workforce. We use metrics and analytics to measure, evaluate and act upon programs that impact the success of our people, including our diversity and inclusion initiatives. We maintain a robust process to review, analyze and share that data with our Board and senior leaders on a regular basis.

Our data demonstrate that we have made significant progress over the past decade. In each of the last ten years, for example, we have increased the percentage of people of color in our workforce, and as of December 31, 2022, people of color represented 27% of our U.S. workforce, up by more than one-third over that ten-year period. We have also increased the percentage of people of color in management positions in each of the last ten years. Over that period of time, representation of people of color in management has increased over 50%.

In addition to providing extensive information regarding our many diversity and inclusion-related initiatives at Travelers, including those summarized above, we publicly share quantitative information regarding diversity and inclusion at Travelers in our annually updated sustainability report. For example, we post our EEO-1 data in the Diversity & Inclusion section of our sustainability report (available at *https://sustainability.travelers.com*), which information is updated on an annual basis. Further, we disclose, in the ESG Analyst Data document available for download on our sustainability site at *https://sustainability.travelers.com*, the percentage of women in our workforce, the percentage of people of color in our U.S. workforce, our voluntary employee turnover rate (both for the U.S. and globally), our involuntary employee turnover rate (both for the U.S. and globally) and our total employee turnover rate (both for the U.S. and globally).

The Board oversees the Company's diversity and inclusion initiatives and its progress. Our commitment to diversity and inclusion starts at the top of the organization, including with our Board of Directors – 38% of whom are women, and 15% of whom are racially/ethnically diverse. Our Board encourages diversity and inclusion within Travelers and oversees our diversity and inclusion efforts. Pursuant to its charter, the Nominating and Governance Committee of the Board (i) meets regularly with senior management to review and discuss our strategies to encourage diversity and inclusion within our company, and (ii) regularly reports to the Board regarding these discussions. In addition, the Board receives regular updates from senior management regarding the data we collect and oversees our progress.

Summary

In summary, the Company remains fully committed to promoting diversity and fostering an inclusive environment for all employees throughout the Company. The Board, however, believes that the shareholder proposal is not in the best interest of shareholders because it:

- would cause the Company to **violate the law**;
- is **inconsistent with risk-based underwriting and pricing**, which are foundational to the insurance industry;
- **conflicts with the state regulatory insurance environment** in which the Company operates; and
- **risks prejudicing the Company in potential future litigation**.

In addition, implementation of the proposal would be extremely expensive and is unwarranted to advance diversity and inclusion goals at Travelers. For all of these reasons, the Board believes the proposal would be detrimental to shareholder value.

For the above reasons, your Board recommends you vote AGAINST this proposal.



ITEM 9

Shareholder Proposal Relating to Insuring Law Enforcement



Your Board recommends you vote **AGAINST** this Shareholder Proposal Relating to Insuring Law Enforcement

Arjuna Capital, located at 13 Elm Street, Manchester, MA 01944, has advised us that it plans to introduce the following resolution on behalf of John Silva and Shana Weiss and a co-filer. John Silva and Shana Weiss are the beneficial holder of at least $25,000 of the Company's common stock.

Racist Police Brutality

Whereas: Police misconduct lawsuits have cost over 3.2 billion dollars in settlements in the largest police jurisdictions over the past decade.[1] Police brutality causes significant human, social, and financial harm. Black men are 2.5 times more likely to be killed than white men by police.[2] Black Americans are more likely to be unarmed and less likely to be threatening someone when killed, indicating issues of structural racism within law enforcement.[3] The murders of Black Americans at the hands of police have strengthened calls for police reform. Insurance policyholder attorney Alexander Brown notes:

> "What I see now with the Black Lives Matter is that there's going to be a whole lot of investigation into whether various municipalities or police entities have policies or practices that discriminate against African-Americans..."

Law enforcement liability insurance may play an important role influencing police accountability. John Rappaport, University of Chicago Law School, notes how insurance policies could decrease police accountability:

> "If insurance companies are not doing a good job at trying to manage the risk, they could actually be making things worse. This is the idea of moral hazard, right? When you get insurance coverage, you drive a little bit less carefully."

Insurance companies are uniquely situated to abate racist police brutality by, for example, working with police departments on policies and training to increase accountability. The United States Commission on Human Rights' report, "Police Use of Force: An Examination of Modern Policing Policies," highlights studies to that effect.[4]

> Insurance companies exert pressure on police departments to reduce uses of force that may result in large settlements or court-ordered damages that the insurance company must then pay out. Through lower premiums and deductibles, private insurance encourages departments to engage in "better training, better use of force policies, better screening in the hiring process, and even the firing of bad cops." (Rappaport)

> While private insurance is "no panacea," especially since many large cities are self-insured and therefore lack the external pressure for reform, insurance companies may nonetheless play an important role in increasing police accountability. (Washington Post)

Travelers is a leading commercial provider of law enforcement liability insurance, including coverage for "violation[s] of civil rights under any federal, state, or local law." Yet, Travelers does not disclose policies or programs to reduce the risk of racist police brutality, including training, education, or audits. A failure to address these issues poses significant reputational and financial risks to Travelers. Transparency into how Travelers assesses and mitigates law enforcement liability risk is crucial for ensuring accountability to investors.

Resolved: Shareholders request Travelers report on current company policies, and options for changes to such policies, to help ensure its insurance offerings reduce and do not increase the potential for racist police brutality, nor associate our brand with police violations of civil rights and liberties. The report should assess related reputational, competitive, operational, and financial risks, and be prepared at reasonable cost, omitting proprietary, privileged or prejudicial information.

[1] https://www.washingtonpost.com/investigations/interactive/2022/police-misconduct-repeated-settlements/
[2] https://www.newsweek.com/black-men-2-5-times-more-likely-killed-police-white-men-1452549
[3] https://policeviolencereport.org/
[4] https://www.usccr.gov/files/pubs/2018/11-15-Police-Force.pdf

Your Company's Response

The Board of Directors unanimously recommends that shareholders vote AGAINST this proposal for the following reasons.

The Company has long supported racial justice in its communities, as reflected by its various diversity and inclusion-focused programs and initiatives, as well as with its financial commitments to assist efforts dedicated to advancing racial equity, as discussed in the Company's comprehensive sustainability report.

The Company's Law Enforcement Liability product is one of 11 coverages offered to public entities and is not offered as a standalone product. Rather, it is part of a multi-line offering to small cities, counties, municipalities and other public entities with law enforcement exposure and is a standard component of public entity coverage in the insurance industry. Critically, the Company's law enforcement liability policies do not insure criminal wrongful acts.

The Board believes that the proposal, which requires that the Company recommend changes to the policies it has in place with respect to its insurance offerings, is not in the best interest of shareholders because it:

- **inappropriately interferes with the Company's underwriting strategy**, which is core to the Company's business and requires the expertise of actuaries, underwriters and other professionals;
- would result in an inadvisable expense and use of significant management time and resources in light of:
  - the fact that the Company's Law Enforcement Liability policies accounted for 0.13% of the Company's net written premiums – a **negligible portion** of the Company's business operations; and
  - the Company's **robust underwriting process** for its Public Entity Business, including with respect to the evaluation of law enforcement liability risks; and
- would **compromise the Company's legal strategy** in litigation it defends on behalf of its insureds.

The Proposal Inappropriately Interferes with the Company's Underwriting Strategy, Which is Core to the Company's Business and Requires the Expertise of Actuaries, Underwriters and Other Professionals.

At the heart of the proposal are the Company's underwriting policies. Specifically, the thrust of the proposal is to request that the Company cease, limit or modify certain of its product offerings – specifically, insurance policies that include law enforcement liability coverage. By attempting to direct the Company's underwriting decisions with respect to its product offerings, the proposal inappropriately interferes with decisions that are at the heart of an insurer's business model and require the expertise and the informed judgment of experienced actuaries, underwriters and other professionals.

While, at first glance, the proposal's request may appear simple, the business of insurance is highly complex and requires the application of mathematics, statistics and actuarial and economic methods to estimate the probability and financial implications of various risk factors. The procedures through which actuaries set rates are complex, involve the application of informed business judgment and are required by law to be based on risk factors that correlate with losses.

In light of the complexities and nuances associated with – and the informed judgments needed for – the underwriting and pricing of the Company's products, as discussed in our Sustainability report, as of December 31, 2021, the Company had more than 1,500 employees working in analytics, including actuaries, data scientists and statisticians, as well as data engineers and data and information analysts. Moreover, the Company has an Underwriting function of more than 4,000 people, supported by more than 4,000 operations specialists. The Company also has staff dedicated to ensuring that the Company's underwriting policies and product offerings are compliant with regulations in all 50 states and the District of Columbia, as well as other jurisdictions in which it provides insurance. Accordingly, publishing a report that provides options for changes to the Company's policies regarding its underwriting approach is not nearly as straightforward as it may seem, in addition to being very expensive. Rather, the proposal would inappropriately interfere with the highly complex and heavily regulated process by which insurance actuaries and underwriters assess and price risk – the process at the very core of the insurance business and fundamental to management's ability to run the company's day-to-day operations. Simply put, we believe this intrusion into the core of our business is inadvisable and would be harmful to shareholder value.

The Proposal's Request Would Result in an Inadvisable Use of Significant Management Time and Corporate Resources in Light of the Company's Robust Underwriting Process for its Public Entity Business, Including with Respect to the Evaluation of Law Enforcement Liability Risks.

The Company's Law Enforcement Liability product is one of 11 coverages offered to public entities and is not offered as a standalone product. Rather, it is part of a multi-line offering to small cities, counties, municipalities and other public entities with law enforcement exposure and is a standard component of public entity coverage in the insurance industry.

Importantly, the Company's law enforcement liability policies do not insure criminal wrongful acts. Additionally, as is the case with all coverages it provides, the Company views quality of risk in its Public Entity Business as paramount in the underwriting process and thus focuses on customers that are committed to risk management and safety. This approach to underwriting is fundamental to the Company's profitability. Accordingly, as with all its businesses, Travelers has a robust and highly specialized underwriting process to evaluate public entity risks, including law enforcement liability exposures. This process includes, among other things, a review of the potential insured's:

- operations;
- loss history;
- hiring, screening and training processes;
- policies and procedures;
- supervision practices;
- formal disciplinary processes;
- early intervention programs designed to identify concerning behavioral patterns;
- de-escalation and "duty to intervene" procedures; and
- community involvement and relationships.

These assessments are conducted by the Company's risk control professionals, many of whom have specialized expertise in public entity exposures and/or have law enforcement backgrounds. Moreover, because the Company typically writes one-year policies, it can – and does – update its view of each individual risk on an annual basis. As a result, the Company has the ability to re-underwrite or decline to renew risks that do not meet the Company's quality standards or return objectives.

As a result of these efforts and the Company's commitment to excellence, as of December 31, 2022, the accreditation rate for the law enforcement agencies in the Company's portfolio, as provided by the Commission on Accreditation for Law Enforcement Agencies (a credentialing authority that is widely recognized as setting the gold standard in public safety), is more than twice the national average.

In light of the Company's thoughtful, comprehensive and effective underwriting approach in its Public Entity Business and, in particular, its robust processes to assess the quality of law enforcement liability risks, which are designed to ensure, among other things, that the public entities it insures are not at significant risk of engaging in wrongful behavior, the Company believes the proposal's request is unjustified and would result in an unwarranted use of significant management time and corporate resources.

The Proposal's Request Would Result in an Inadvisable Expense, Since the Proposal Relates to a Negligible Portion of the Company's Business Operations.

The proposal, which is focused specifically on the Company's law enforcement liability coverage, relates to operations that are negligible to the Company. For example, at December 31, 2022, **the Company's Law Enforcement Liability policies accounted for 0.13% of the Company's net written premiums**.

To provide additional context, the Company offers hundreds of insurance products and types of coverages in the United States and in the countries and territories in which it operates worldwide. Through its operating subsidiaries, the Company has over 10 million policies in force for millions of personal and commercial customers.

The limited scope of law enforcement liability insurance when put in the context of the Company's larger operations makes clear that, regardless of the metrics cited above, the sale of law enforcement liability insurance is not significant to the Company's business.

Because the proposal relates to operations that are not economically or otherwise significant to the Company, the meaningful financial expense and the significant management time and resources that would be required for the Company to comply with the proposal's request are not justified.

The Proposal Would Compromise the Company's Legal Strategy in Litigation it Defends on Behalf of its Insureds.

The Company sells a variety of insurance products to small cities, counties, municipalities and other public entities that have been, are and will in the future be subject to lawsuits that rely on disputed allegations and legal theories that could be implicated by the proposal. Where such claims trigger a defense obligation under the relevant insurance contract and applicable law, the Company is legally obligated to defend that insured with respect to those claims. Publication of the report requested by the proposal, however, would compromise the Company's ability to defend its insureds, including in ways that are impossible to predict.

Notably, regardless of the specific content of the report, publicly proposing any "options for changes" to the Company's policies regarding its insurance offerings would necessarily impact the Company's legal strategy in defending its insureds and could prejudice the Company and its insureds in litigation. As an insurance company, the Company has no ability to require its insureds to implement any particular policy or practice, which are the ultimate responsibility of insureds themselves. By recommending any specific changes, however, the report requested by the proposal could subject the Company and its underwriting and risk control personnel to discovery and depositions in cases brought against the Company's own insureds; the Company's ability to adequately defend its insureds would be impaired if claimants sought to use testimony by Company personnel against its own insureds. In addition, the proposal could subject the Company to claims for extracontractual liability based on an alleged breach of duties the Company owes its insureds if its ability to defend its insureds is impaired.

Summary

While the Company remains committed to supporting racial justice efforts in the communities in which it operates, the Board believes that compliance with the shareholder proposal could have significant unintended consequences on the Company's business and operations and would require an unjustified expenditure and use of significant management time and resources. Accordingly, the Board believes that the proposal would not be in the best interest of shareholders.

For the above reasons, your Board recommends you vote AGAINST this proposal.


ITEM
10

Shareholder Proposal Relating to Third-Party Political Contributions



Your Board recommends you vote **AGAINST** this Shareholder Proposal Relating to Third-Party Political Contributions

The Comptroller of the State of New York, located 110 State Street, Albany, New York 12236, as Trustee of the New York State Common Retirement Fund (the "Fund") has advised us that he plans to introduce the following resolution on behalf of the Fund. The Fund is beneficial holder of at least $25,000 of the Company's common stock.

Resolved: The shareholders of The Travelers Companies, Inc. ("Travelers" or "Company") ask the Company to adopt a policy requiring that, prior to making a donation or expenditure that supports the political activities of any trade association, social welfare organization, or entity established and operated primarily to engage in political activities, Travelers will require that the organization report, at least annually, the organization's expenditures for political activities, including the amount spent and the recipient, and that each such report be posted on Travelers' website.

For purposes of this proposal, "political activities" are (i) influencing or attempting to influence the selection, nomination, election, or appointment of any individual to a public office; or (ii) supporting a party, committee, association, fund, or other organization organized and operated primarily for the purpose of directly or indirectly accepting contributions or making expenditures to engage in the activities described in (i). This proposal does not encompass lobbying spending.

Supporting Statement

As long-term Travelers shareholders we support transparency and accountability in corporate electoral spending, including indirect political spending that is the subject of this proposal. Misaligned funding creates reputational risk that can harm shareholder value. Without knowing which candidates and causes its political spending ultimately supports, our Company faces reputational risks when it cannot assure shareholders that its political spending aligns with core values, business objectives, and policy positions.

Additionally, without this information, the board, senior management, and shareholders are unable to fully assess the risks associated with political spending. The risks are especially serious when giving to trade associations, Super PACs, 527 committees, and "social welfare" organizations – groups that routinely contribute to or spend on behalf of candidates and political causes that a company might not otherwise wish to support. The Conference Board's 2021 "Under a Microscope" report details these risks, discusses how to effectively manage them, and recommends the process suggested in this proposal.

Media coverage amplifies the risk a company's spending can pose and contributions to third-party groups can also embroil companies in scandal. It is unclear whether Travelers and its board receive sufficient information from these groups to assess (a) the potential risks for the Company and stockholders, and (b) whether the groups' expenditures align with our Company's core values, business objectives, and policy positions.

Mandating reports from third-party groups receiving Travelers' political money would demonstrate our Company's commitment to robust risk management.

We urge a vote FOR the commonsense risk management measures contained in this proposal.

Your Company's Response

The Board of Directors unanimously recommends that shareholders vote AGAINST this proposal for the following reasons.

After careful consideration of the proposal, and in light of the Company's comprehensive and thoughtful policies, practices and disclosures with regard to its participation in the political process, together with its compliance with applicable federal and state reporting requirements, the Board believes that implementing the proposal would be inadvisable. The Company's disclosures include its recent publication of the trade associations and social welfare organizations to which the Company pays dues of $25,000 or more and the lobbying allocations associated with those contributions. In addition, the Board believes that the proposal is not in the best interest of shareholders because:

- it requires actions that are **not in the Company's control**;
- it is **prescriptive** in that it requires that the Company not join a trade association or other organization if that organization fails to agree to provide the requested information, **impairing the Company's ability to join trade associations or other organizations that benefit the Company**;
- the disclosure requested by the proposal **could be used against the Company** by special interest groups for purposes other than creating shareholder value; and
- Travelers' contributions to third-party organizations that support such organizations' political activities, as defined by the Proposal, are ***de minimis***, at most.

The Company is committed to participation in the political process in a thoughtful, responsible and nonpartisan manner. The Company participates in the political process in compliance with all applicable legal requirements and consistent with our Code of Business Conduct & Ethics and our policy titled Commitment to Participation in the Political Process, which outlines our approach to participation in the political process and discusses Board and management oversight of such participation. As a company that operates in a highly regulated and competitive industry, it is critically important for the Company to appropriately engage in the public policy making process. The Company engages in the political process in the U.S. at the federal, state and local levels to effectively promote and advance the Company's position on a variety of public policy issues – specifically, those that could have an impact on the availability and pricing of the products and services we provide to our customers and on the performance of our business. The Company's corporate political contributions and expenditures have been, and will continue to be, made with the objective of furthering its business interests.

The Proposal Would Require Actions that are Not in the Company's Control.

The prescriptive proposal requests that the Company adopt a policy requiring that any Company donation or expenditure that supports the political activities of certain third-party organizations, including trade associations and social welfare organizations, be contingent upon such organizations agreeing to report to the Company on their expenditures for political activities, with such reports being posted on the Company's website. Travelers believes that organizations to which it contributes would be unwilling to generate such reports for Travelers, and requiring them to do so as a precondition for receiving the Company's contributions could significantly limit the organizations to which Travelers could contribute, to the detriment of shareholders. To enable the Company to best advance its business interests, we believe it is critical to maintain the flexibility to appropriately evaluate the organizations to which the Company should contribute and with whom the Company should engage.

Even in the event these third-party organizations would be willing to provide the Company with reports on their expenditures for political activities, the Company lacks the ability to confirm that the information in these reports is accurate prior to posting them on the Company's website. Given the Company's lack of control over third-party organizations' information, the Board believes that the proposal could result in inaccurate disclosure on the Company's website, which would not serve shareholder interests and would subject Travelers to unnecessary risk.

The Proposal is Inadvisable in Light of Travelers' Thoughtful Policies and Robust Disclosures.

The Company already provides extensive disclosure with respect to its expenditures on political activities, including as defined by the proposal. The Company's comprehensive and thoughtful policies and practices, together with its compliance with applicable federal and state reporting requirements, appropriately balance the Company's important interest in participating in the political process and the reasonable interest of investors. Accordingly, the Board believes that implementation of the proposal is inadvisable and not in the best interest of shareholders.

The Company conducts its political activities, including political contributions and expenditures, under the oversight of an independent Board committee, pursuant to a publicly disclosed policy and in compliance with applicable law. The Company is committed to participation in the political process in a thoughtful, responsible and nonpartisan manner, and it does so under the oversight of the Nominating and Governance Committee of the Board, which is composed solely of independent directors. The corporate policy governing political activity, including political contributions and expenditures, is available on the Company's website, *www.travelers.com*; the policy, titled Commitment to Participation in the Political Process, can be accessed by clicking on the "Investors" link and then the "Political Contributions and Lobbying" link, or through the "Public Policy" section of the Company's comprehensive sustainability site, under "Political Process Commitments & Contributions."

As required by the Charter of the Nominating and Governance Committee of the Board, at least once a year, the Committee reviews and discusses with the Senior Vice President of Government Relations the Company's political activities, including political contributions and expenditures, and public policy issues of priority to the Company. All dues and other payments made to relevant trade associations and similar entities are reviewed by the Company's Senior Vice President of Government Relations and by the General Counsel and are reported to and reviewed by the Nominating and Governance Committee semi-annually. In addition, the Nominating and Governance Committee oversees the Company's policy regarding political activities, including political contributions and expenditures, and any changes to that policy.

Further, the Nominating and Governance Committee's oversight of political activities includes the Company's membership in, and other support of, trade associations and other similar organizations. The Company's Government Relations staff and trade association colleagues promote and advance the Company's position on issues impacting its business. Importantly, the Company's membership in a particular trade association does not suggest that it agrees with such association's position on every issue, nor does it suggest that the Company joined such association primarily due to its political activities.

As noted in the Company's publicly available policy titled Commitment to Participation in the Political Process, to ensure that the Company's payments to trade associations align with its interests, "all trade associations where dues exceed $50,000 are instructed annually in writing that no portion of those dues may be used to fund any independent expenditure activity without Travelers' written consent." The letters sent to these trade associations further request written confirmation that the Company's membership dues and other financial contributions have been and will continue to be used to pursue the Company's business interests and not to support efforts of little or no business consequence. The Company believes that these measures significantly mitigate any potential "reputational risk" to the Company that the proposal is concerned could arise from the Company's relationships with trade associations.

In addition, on an annual basis, the Company reviews and, as appropriate, updates its political activity policy and related website disclosures. Through this review process, and based in part on suggestions from shareholders, the Company has made changes to its political activity policy and the Company's related website disclosures, including:

- making more explicit the fact that the Nominating and Governance Committee has had, and continues to have, an oversight role with respect to relevant trade associations and similar entities;
- expressly stating that Company decisions with respect to political expenditures and contributions have been, and will continue to be, made with the objective of furthering the Company's business interests;
- explicitly clarifying that the Company currently is not a member in, nor does it make payments to, any tax-exempt organization that writes and endorses model legislation (other than registration fees to attend national meetings of the National Association of Insurance Commissioners and the National Council of Insurance Legislators); and
- disclosing lobbying allocations for trade associations and social welfare organizations to which the Company pays dues of $25,000 or more.

In addition to complying with all applicable laws regarding disclosure of political contributions, the Company goes further by disclosing on its website all contributions to state candidates and, if any, to entities organized under IRS Code Section 527 to advocate for or against a candidate. Pursuant to its current political activity policy and based in part on shareholder input, the Company discloses, semi-annually on its website, corporate contributions to state candidates, candidate campaign committees and other political entities organized under 26 USC Sec. 527 (which includes entities organized for the express purpose of advocating for the election or defeat of a candidate). In its semi-annual report on political contributions, the Company also provides a link to the Federal Election Commission site containing reports with respect to the Company's political action committee. Furthermore, as disclosed in the "Public Policy" section of the Company's sustainability site, the Company has not made any direct independent expenditures, at either the federal or state level, and does not currently have plans to do so.

As noted earlier, the Company communicates its policies and procedures regarding political contributions and expenditures in a policy document available on the Company's website. This policy is applicable to all political contributions made by the Company and expressly states that "[a]ll corporate political contributions and expenditures are subject to review for compliance and approved by our Senior Vice President, Government Relations and our General Counsel. Such corporate political contributions and expenditures have been, and will continue to be, made with the objective of furthering Travelers' business interests." The Company provides additional detail regarding its policies and procedures within the "Public Policy" section of the Company's sustainability site, under "Political Process Commitments and Contributions." Furthermore, the charter of the Nominating and Governance Committee of the Board, which can be similarly found on the Company's corporate website, lists among the Committee's primary duties and responsibilities: "Review and discuss with the Company's head of Government Relations, at least annually, the Company's participation in the political process, including political contributions and lobbying expenditures."

The Disclosure Requested by the Proposal Could Be Used Against the Company by Special Interest Groups for Purposes Other than Creating Shareholder Value.

By requiring the Company to post on its website the political expenditures of third-party organizations to which it contributes, the proposal would expose the Company to the risk of special interest groups using the disclosures to misrepresent the Company's views, priorities and political activities. Importantly, the organizations implicated by the proposal operate on an independent basis, and the Company often does not agree with all positions taken by these organizations. Rather, as discussed above, the Company contributes to various organizations to further the Company's commercial interests. Accordingly, the disclosures requested by the proposal may not – and often would not – represent the Company's policy positions.

The Proposal is Inadvisable Because Travelers' Contributions to Third-Party Organizations Used for Political Activities, as Defined by the Proposal, are *De Minimis*, at Most.

As noted above, Travelers now discloses lobbying allocations for trade associations and social welfare organizations to which it pays dues of $25,000 or more. These disclosures are publicly available on the Investors page of the Company's website at *investor.travelers.com*. Travelers believes that its dues payments are not used by these trade associations and social welfare organizations for political activities, as defined by the proposal. Rather, such dues are used to support these organizations' operations, fulfill their business objectives and, as already disclosed by Travelers, lobbying activities.

Summary

The Board believes that this prescriptive proposal is not in the best interests of shareholders as it would require the Company to adopt a policy requiring third-party organizations to report their expenditures for political activities, which is outside the Company's control, could significantly limit the organizations to which Travelers could contribute and may misrepresent the Company's support for these external organizations' policies and activities. In addition, posting on the Company's website the political expenditures of third-party organizations may misrepresent the Company's support for these organizations' policies and activities and expose the Company to unnecessary risk. Further, in addition to complying with applicable federal and states laws, the Company voluntarily publishes political contributions reports on a semi-annual basis, rendering the proposal's request unwarranted and inadvisable.

For the above reasons, your Board recommends you vote AGAINST this proposal.

Share Ownership Information

Directors and Executive Officers

The following table shows, as of March 28, 2023, the beneficial ownership of our common stock by each director and director nominee of the Company, each of the named executive officers, and all directors, director nominees and executive officers of the Company as a group.

	Number of Shares or Units Beneficially Owned as of March 28, 2023[1]			
Name of Beneficial Owner	Shares Owned Directly and Indirectly[2]	Stock Options Exercisable Within 60 Days of March 28, 2023[3]	Stock Equivalent Units[4]	Total Stock-Based Ownership[5]
Alan D. Schnitzer	241,137	900,442	—	1,141,579
Daniel S. Frey	11,619	98,792	—	110,411
Avrohom J. Kess	36,634	277,408	—	314,042
Gregory C. Toczydlowski	18,686	175,145	—	193,831
Michael F. Klein	15,859	130,149	—	146,008
Alan L. Beller	—	—	—	—
Janet M. Dolan	—	—	302	302
Russell G. Golden	—	—	—	—
Patricia L. Higgins	122	—	—	122
William J. Kane	857	—	—	857
Thomas B. Leonardi	—	—	—	—
Clarence Otis Jr.	—	—	—	—
Elizabeth E. Robinson	—	—	—	—
Philip T. Ruegger III	23,359	—	—	23,359
Rafael Santana	—	—	—	—
Todd C. Schermerhorn	—	—	—	—
Laurie J. Thomsen	1,925	—	1,308	3,233
Bridget van Kralingen	—	—	—	—
All Directors and Executive Officers as a Group (25 persons)[6]	819,780	2,175,970	1,610	2,997,360

(1) Unless otherwise indicated, each individual and member of the group has sole voting power and sole investment power with respect to the shares owned. As of March 28, 2023, (A) no director or executive officer beneficially owned 1% or more of the outstanding common stock of the Company, and (B) the directors and executive officers of the Company as a group beneficially owned approximately 1.29% of the outstanding common stock of the Company (including common stock they can acquire within 60 days).

(2) Included are (A) common shares owned outright; (B) common shares held in our 401(k) Savings Plan; (C) shares held by family members of the following: Mr. Schnitzer— 18,521 shares held by his spouse and 93 shares held by Mr. Schnitzer as custodian for his children (Mr. Schnitzer disclaims beneficial ownership of these 93 shares); and Ms. Thomsen—200 shares held by her spouse; and (D) the following shares which are held in trust: Ms. Thomsen—125 shares held in trust for which Ms. Thomsen is a nominal trustee.

(3) The number of shares shown in this column are not currently outstanding but are deemed beneficially owned because of the right to acquire them pursuant to options exercisable within 60 days of March 28, 2023.

(4) All non-employee directors hold deferred stock units granted under the Amended and Restated 2004 Stock Incentive Plan, the 2014 Stock Incentive Plan, the Deferred Compensation Plan for Non-Employee Directors or the legacy deferred stock plan of either St. Paul or TPC. This column lists those deferred stock units that would be distributed to directors in the form of shares of common stock within 60 days if any of them were to have retired as a director on March 28, 2023. In addition, each director holds deferred stock units and common stock units which are not reflected in the table above because the units would not be distributed to directors in the form of common stock until at least six months following his or her retirement as a director. See footnote (2) to the "Non-Employee Director Compensation—Director Compensation for 2022" table for detail regarding each director's common stock units and deferred stock unit holdings as of December 31, 2022.

(5) These amounts are the sum of the number of shares shown in the prior columns. As of March 28, 2023, non-employee directors also hold deferred stock units and common stock units which are not reflected in the table above because the units will be distributed to directors in the form of common stock more than 60 days following their retirement as a director. The table below reflects the directors' equity holdings in the Company, including these deferred and common stock units.

Name	Shares Owned Directly and Indirectly	Stock Equivalent Units		Total
		Vested	Unvested	
Beller	—	39,176	2,017	41,193
Dolan	—	52,983	2,017	55,000
Higgins	122	39,176	2,017	41,315
Kane	857	19,151	2,017	22,025
Leonardi	—	1,145	2,017	3,162
Otis	—	11,910	2,017	13,927
Robinson	—	4,974	2,017	6,991
Ruegger	23,359	13,522	2,017	38,898
Santana	—	—	2,017	2,017
Schermerhorn	—	9,113	2,017	11,130
Thomsen	1,925	54,160	2,017	58,102
van Kralingen	—	—	2,017	2,017

(6) Includes an aggregate of 11,633 shares of common stock beneficially owned by these individuals in trust and 21,320 shares of common stock held by family members.

5% Owners

The following table provides information about shareholders known to us to beneficially own more than 5% of our outstanding common stock.

Beneficial Owner	Amount and Nature of Beneficial Ownership of Company Stock	Percent of Company Common Stock
The Vanguard Group 100 Vanguard Boulevard, Malvern, PA 19355	21,874,602 (1)	9.33% (1)
FMR LLC 245 Summer Street, Boston, MA 02210	21,067,273 (2)	8.989% (2)
BlackRock, Inc. 55 East 52nd Street, New York, NY 10055	20,139,588 (3)	8.6% (3)
State Street Corporation State Street Financial Center 1 Lincoln Street, Boston, MA 02111	16,729,087 (4)	7.14% (4)

(1) Based solely on a Schedule 13G filed by Vanguard with the SEC on February 9, 2023, as of December 31, 2022 Vanguard had (1) shared voting power with respect to 335,147 shares of common stock, (2) sole dispositive power with respect to 20,873,909 shares of common stock and (3) shared dispositive power with respect to 1,000,693 shares of common stock.

(2) Based solely on a Schedule 13G filed by Fidelity with the SEC on February 9, 2023, as of December 31, 2022 Fidelity had (1) sole voting power with respect to 19,825,724 shares of common stock and (2) sole dispositive power with respect to 21,067,273 shares of common stock.

(3) Based solely on a Schedule 13G filed by BlackRock with the SEC on February 3, 2023, as of December 31, 2022 BlackRock, Inc. had (1) sole voting power with respect to 17,822,046 shares of common stock and (2) sole dispositive power with respect to 20,139,588 shares of common stock.

(4) Based solely on a Schedule 13G filed by State Street Corporation and State Street Global Advisors Trust Company with the SEC on February 7, 2023, as of December 31, 2022 State Street Corporation had (1) shared voting power with respect to 9,513,493 shares of common stock and (2) shared dispositive power with respect to 16,676,558 shares of common stock and State Street Global Advisors Trust Company had (1) shared voting power with respect to 5,375,829 shares of common stock and (2) shared dispositive power with respect to 11,971,277 shares of common stock.

CEO Pay Ratio

As required by Section 953(B) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, we provide the following information regarding the relationship of the annual total compensation of our employees and the annual total compensation of Mr. Schnitzer, our Chief Executive Officer. For 2022, our last completed fiscal year:

- The median of the annual total compensation of all employees of our company (other than Mr. Schnitzer) was $108,583;
- The annual total compensation of Mr. Schnitzer was $21,085,790; and
- Based on the foregoing, the ratio of the annual total compensation of Mr. Schnitzer to the median of the annual total compensation of all employees was 194 to 1.

In addition to the required ratio, we also provide the following supplemental information regarding the relationship of the annual total compensation of our full-time U.S. employees who worked for us for the entire year and the annual total compensation of Mr. Schnitzer.

For 2022:

- The median of the annual total compensation of full-time employees of our company (other than Mr. Schnitzer) in the United States who worked for us for the entire year was $116,770; and
- Based on the foregoing and the above annual total compensation of Mr. Schnitzer, the ratio of the annual total compensation of Mr. Schnitzer to the median of the annual total compensation of our full-time employees in the U.S. who worked for us for the entire year was 181 to 1.

As discussed below, these calculations include Company-paid benefits. We subsidize health benefits more heavily for lower paid employees as compared to higher paid employees and also offer 401(k) Savings Plan matching contributions and pension benefits. In addition, because we provide pension benefits to our U.S. employees, these calculations also include year-over-year change in pension value, calculated in accordance with SEC disclosure rules.

Identifying the Median Employee for Purposes of the Required Ratio

There have been no material changes in our employee population or employee compensation arrangements in our last completed fiscal year that we believe would significantly impact our pay ratio disclosure. Accordingly, as permitted under the SEC's disclosure rules, we are using the same median employee as we used for purposes of our 2020 pay ratio.

In accordance with SEC rules, we selected December 31, 2020, which is the last day of our fiscal year, as the date upon which we would identify the "median employee".

We determined that, as of December 31, 2020, we had approximately 30,800 full-time, part-time and temporary employees. These employees were located primarily in the United States, Canada, the United Kingdom and Ireland. For purposes of calculating our median employee compensation, we excluded 1,252 individuals located in the United Kingdom and 56 located in Ireland. As a result of this de minimis exemption, our employee population for purposes of calculating our median employee compensation was reduced to approximately 29,500.

In order to identify the median employee, we used annual total compensation, as that term is defined in Item 402(c)(2)(x) of Regulation S-K, as our compensation measure. We included perquisites and personal benefits for each employee, whether or not the amount exceeded $10,000 in the aggregate. We also included the change in pension value for participants in our tax-qualified defined benefit plan with a cash-balance formula but excluded the change in pension value for legacy participants accruing benefits under a final average pay formula. We excluded the change in pension value for legacy participants because of the complexity of calculating change in pension value for such participants and the limited number of such participants. We consistently applied this compensation measure to our employee population.

Because our employees are predominantly located in the United States, as is our CEO, we did not make any cost-of-living adjustments in identifying our median employee.

In addition, in identifying our median employee, we did not annualize the compensation of all permanent employees included in the employee population who were employed as of December 31, 2020, but did not work for us or our consolidated subsidiaries for the entire fiscal year.

Identifying the Median Employee for Purposes of the Supplemental Ratio

We identified the median employee for purposes of the supplemental ratio in the same manner as we did for the required ratio except:

- We excluded all of our non-U.S. employees;
- We excluded U.S. employees who were employed as of December 31, 2020, but did not work for us or our consolidated subsidiaries for the entire calendar year; and
- We excluded part-time U.S. employees who were employed as of December 31, 2020.

Although there were no material changes in our employee population or employee compensation arrangements in 2022 that we believe would significantly impact our supplemental pay ratio disclosure, the median employee used for purposes of our supplemental ratio left the Company during 2022, which would have resulted in a significant change in our supplemental pay ratio disclosure. Accordingly, as permitted under SEC rules, for 2022, we chose to use an alternate employee for purposes of our supplemental ratio who had substantially similar compensation to that of the initial median employee identified for this purpose.

Calculating the Median Employee's Total Compensation

In order to determine the compensation of the median employee for purposes of the required ratio and for the supplemental ratio, we combined all of the elements of each employee's compensation for 2022 in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K, resulting in annual total compensation of $108,583 for the required ratio and $116,770 for the supplemental ratio. For purposes of the foregoing, we included personal benefits that in aggregate were less than $10,000 and, as described above, compensation under non-discriminatory benefit plans and year-over-year change in pension value.

Calculating Mr. Schnitzer's Total Compensation

Mr. Schnitzer's annual total compensation for 2022, above, differs from the amount reported in the "total" column in the "Summary Compensation Table" because it includes compensation under benefit plans that do not discriminate in favor of our executive officers and are available generally to all salaried employees, which amounts are excluded from the amount reported in the "Summary Compensation Table".

Pay Versus Performance

The "Compensation Discussion and Analysis" section of this Proxy Statement sets forth the financial and other factors considered by the Compensation Committee when reviewing and setting the compensation of our CEO and other named executive officers for the 2022 performance year. As required by Item 402(v) (the "Rule") of Regulation S-K, the following sets forth information regarding compensation of our CEO, who is our principal executive officer (PEO) for purposes of the Rule, and our other (non-PEO) named executive officers. In accordance with the Rule, the table below and the discussion that follows includes an amount referred to as "compensation actually paid" as defined in Item 402(v)(2)(iii). The calculation of this amount includes, among other things, the revaluation of four years of unvested and outstanding stock option awards and three years of unvested and outstanding performance share awards, as our stock options and performance shares are typically granted in February of each year and the terms of such stock options include three-year cliff vesting and the terms of such performance shares include a three-year performance period, ending on December 31 of the third year of the performance period. For example, options granted in February 2022 are scheduled to vest in February 2025 and performance shares granted in February 2022 have a three-year performance period from January 1, 2022 to December 31, 2024.

In accordance with the Rule, the value of option and stock awards in a particular year includes:

- the year-end fair value of the awards granted in the covered fiscal year (e.g., 2022) that are outstanding and unvested as of the end of the covered fiscal year;
- the change in fair value from the end of the prior fiscal year (e.g., 2021) to the end of the covered fiscal year with respect to any awards granted in prior years that are outstanding and unvested as of the end of the covered fiscal year; and
- the change in fair value from the end of the prior fiscal year to the vesting date with respect to any awards granted in prior years that vested in the covered fiscal year. Stock awards include the dollar amount of accrued dividend equivalents.

Importantly, as of the valuation dates in the table, none of the amounts included in "compensation actually paid" for our CEO and other named executive officers relating to stock option and performance share awards have been paid to our CEO or other named executive officers. In addition, "compensation actually paid" is calculated using our stock price as of a specific date, i.e., the last trading day of the applicable fiscal year or the applicable vesting date, and changes in the price of the Company's stock can materially impact the amount reported as "compensation actually paid", both positively or negatively. For example, if the Company's closing stock price on the last trading day of 2022 had been the same as the closing price on the record date of the Annual Meeting (March 28, 2023), keeping all the other valuation assumptions unchanged, the amount reported as "compensation actually paid" to our CEO for 2022 would have been $35,144,167, or 30% less than the $50,398,377 reported in the table below. The amounts actually received will depend upon the Company's performance and the Company's stock price, including at the time the performance shares are actually delivered and the vested options are actually exercised, as the case may be.

Pay Versus Performance Table

					Value of Initial Fixed $100 Investment Based On: [6]			
Year	Summary Compensation Table Total for PEO[1] ($)	"Compensation Actually Paid" to PEO[2,3] ($)	Average Summary Compensation Table Total for Non-PEO Named Executive Officers[4] ($)	Average "Compensation Actually Paid" to Non-PEO Named Executive Officers[3,5] ($)	Total Shareholder Return ($)	Peer Group Total Shareholder Return[7] ($)	Net Income ($ in millions)	Core Return on Equity[8]
2022	21,072,397	50,398,377	6,328,959	12,329,181	146.99	135.01	2,842	11.3 %
2021	19,853,697	37,338,163	5,876,115	9,387,843	120.08	129.43	3,662	13.7 %
2020	18,990,270	26,534,461	5,570,463	6,947,087	105.36	97.57	2,697	11.3 %

1. The dollar amounts reported in this column are the amounts of total compensation reported for Mr. Schnitzer, our CEO, for each corresponding year as reported in the "Total" column of the "Summary Compensation Table" in this Proxy Statement.

2. In accordance with the requirements of Item 402(v)(2)(iii) of Regulation S-K, the following adjustments were made to the amounts reported for Mr. Schnitzer in the Summary Compensation Table. Importantly, the dollar amounts do not reflect the actual amount of compensation earned by, or paid to, Mr. Schnitzer during the applicable year.

Description	2022 ($)	2021 ($)	2020 ($)
Change in Pension Value Deduction	—	(471,951)	(701,662)
Pension Service Cost Addition	320,500	317,800	267,500
Prior Pension Service Cost Addition	—	—	—
Stock Awards Deduction	(7,740,075)	(6,900,051)	(6,450,017)
Option Awards Deduction	(5,159,281)	(4,598,852)	(4,300,009)
Stock and Option Awards Addition[(a)]	41,904,836	29,137,520	18,728,379

(a) For 2022, the amount added includes (1) a revaluation as of December 31, 2022 with respect to outstanding and unvested options awarded on February 8, 2022; (2) the change in value for the period from December 31, 2021 to December 31, 2022 with respect to outstanding and unvested options awarded on February 2, 2021 and February 4, 2020; (3) the change in value for the period from December 31, 2021 to the vesting date on February 5, 2022 with respect to options awarded on February 5, 2019; (4) a revaluation as of December 31, 2022 with respect to performance shares awarded on February 8, 2022; and (5) the change in value for the period from December 31, 2021 to December 31, 2022 with respect to performance shares awarded on February 2, 2021 and February 4, 2020.

For 2021, the amount added includes (1) a revaluation as of December 31, 2021 with respect to outstanding and unvested options awarded on February 2, 2021; (2) the change in value for the period from December 31, 2020 to December 31, 2021 with respect to outstanding and unvested options awarded on February 4, 2020 and February 5, 2019; (3) the change in value for the period from December 31, 2020 to the vesting date on February 6, 2021 with respect to options awarded on February 6, 2018; (4) a revaluation as of December 31, 2021 with respect to performance shares awarded on February 2, 2021; and (5) the change in value for the period from December 31, 2020 to December 31, 2021 with respect to performance shares awarded on February 4, 2020 and February 5, 2019.

For 2020, the amount added includes (1) a revaluation as of December 31, 2020 with respect to outstanding and unvested options awarded on February 4, 2020; (2) the change in value for the period from December 31, 2019 to December 31, 2020 with respect to outstanding and unvested options awarded on February 5, 2019 and February 6, 2018; (3) the change in value for the period from December 31, 2019 to the vesting date on February 9 2020 with respect to options awarded on February 9, 2017; (4) a revaluation as of December 31, 2020 with respect to performance shares awarded on February 4, 2020; and (5) the change in value for the period from December 31, 2019 to December 31, 2020 with respect to performance shares awarded on February 5, 2019 and February 6, 2018.

For each covered year, the amounts added or deducted, as applicable, in calculating stock and option award adjustments include:

Year	Year End Fair Value of Equity Awards Granted in Covered Fiscal Year ($)	Year-over-Year Change in Fair Value of Outstanding and Unvested Equity Awards Granted in Prior Fiscal Year(s) ($)	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Same Fiscal Year ($)	Year-over-Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Covered Fiscal Year ($)	Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Covered Year ($)	Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation ($)	Total Equity Award Adjustments ($)
2022	20,909,321	16,103,646	—	4,891,869	—	—	41,904,836
2021	19,178,880	8,159,170	—	1,799,470	—	—	29,137,520
2020	14,928,445	3,635,741	—	164,193	—	—	18,728,379

3. When calculating amounts of "compensation actually paid" for purposes of this table:

- The fair value of each stock option award was estimated as of the relevant valuation date in accordance with FASB ASC Topic 718 using a variation of the Black-Scholes option pricing model and the key input variables (assumptions) of that model as described in Note 14 to our financial statements for the fiscal year ended December 31, 2022 included in the Company's Annual Report on Form 10-K filed with the SEC on February 16, 2023. Other than the estimated term assumption, which was adjusted to reflect employee exercise history and the relationship between exercise history and intrinsic value, the assumptions used were not changed from those described in Note 14 but were updated at each valuation date to reflect the then-current value of each variable.
- The fair value of performance shares was estimated at each valuation date using: (1) the market price of the Company's common stock on the relevant valuation date, (2) an adjustment to reflect actual performance for any completed performance year and an assumption regarding attainment of the performance goals for the remaining performance period, and (3) includes the value of dividend equivalents accrued from the grant date through the relevant valuation date.
- "Compensation actually paid" is calculated using our stock price as of a specific date, i.e., the last trading day of the applicable fiscal year or the applicable vesting date, and changes in the price of the Company's stock can materially impact the amount reported as "compensation actually paid", both positively or negatively. For example, if the Company's closing stock price on the last trading day of 2022 had been the same as the closing price on the record date of the Annual Meeting (March 28, 2023), keeping all the other valuation assumptions unchanged, the amount reported as "compensation actually paid" to our CEO for 2022 would have been $35,144,167, or 30% less than the $50,398,377 reported in the table above.

4. The dollar amounts reported in this column represent the average of the total amounts reported for Messrs. Frey, Kess, Toczydlowski and Klein, as our other named executive officers, for each corresponding year in the "Total" column of the "Summary Compensation Table" in this Proxy Statement.

5. In accordance with the requirements of Item 402(v)(2)(iii) of Regulation S-K, when calculating the average "compensation actually paid" for Messrs. Frey, Kess, Toczydlowski and Klein the following adjustments were made to the amounts reported in the Summary Compensation Table. Importantly, the dollar amounts do not reflect the actual average amount of compensation earned by, or paid to, our other named executive officers as a group during the applicable year.

Description	2022 ($)	2021 ($)	2020 ($)
Change in Pension Value Deduction	(31,291)	(169,031)	(334,550)
Pension Service Cost Addition	148,525	147,575	128,850
Prior Pension Service Cost Addition	—	—	—
Stock Awards Deduction	(1,639,484)	(1,372,501)	(1,267,531)
Option Awards Deduction	(1,092,858)	(914,781)	(845,005)
Stock and Option Awards Addition[(a)]	8,615,330	5,820,466	3,694,860

(a) For 2022, the amount added includes (1) a revaluation as of December 31, 2022 with respect to outstanding and unvested options awarded on February 8, 2022; (2) the change in value for the period from December 31, 2021 to December 31, 2022 with respect to outstanding and unvested options awarded on February 2, 2021 and February 4, 2020; (3) the change in value for the period from December 31, 2021 to the vesting date on February 5, 2022 with respect to options awarded on February 5, 2019; (4) a revaluation as of December 31, 2022 with respect to performance shares awarded on February 8, 2022; and (5) the change in value for the period from December 31, 2021 to December 31, 2022 with respect to performance shares awarded on February 2, 2021 and February 4, 2020.

For 2021, the amount added includes (1) a revaluation as of December 31, 2021 with respect to outstanding and unvested options awarded on February 2, 2021; (2) the change in value for the period from December 31, 2020 to December 31, 2021 with respect to outstanding and unvested options awarded on February 4, 2020 and February 5, 2019; (3) the change in value for the period from December 31, 2020 to the vesting date on February 6, 2021 with respect to options awarded on February 6, 2018; (4) a revaluation as of December 31, 2021 with respect to performance shares awarded on February 2, 2021; and (5) the change in value for the period from December 31, 2020 to December 31, 2021 with respect to performance shares awarded on February 4, 2020 and February 5, 2019.

For 2020, the amount added includes (1) a revaluation as of December 31, 2020 with respect to outstanding and unvested options awarded on February 4, 2020; (2) the change in value for the period from December 31, 2019 to December 31, 2020 with respect to outstanding and unvested options awarded on February 5, 2019 and February 6, 2018; (3) the change in value for the period from December 31, 2019 to the vesting date on February 9, 2020 with respect to options awarded on February 9, 2017; (4) a revaluation as of December 31, 2020 with respect to performance shares awarded on February 4, 2020; and (5) the change in value for the period from December 31, 2019 to December 31, 2020 with respect to performance shares awarded on February 5, 2019 and February 6, 2018.

For each covered year, the amounts added or deducted, as applicable, in calculating stock and option award adjustments include:

Year	Year End Fair Value of Equity Awards Granted in the Covered Fiscal Year ($)	Year-over-Year Change in Fair Value of Outstanding and Unvested Equity Awards Granted in Prior Fiscal Year(s) ($)	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Same Fiscal Year	Year-over-Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Covered Fiscal Year ($)	Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Covered Year ($)	Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation ($)	Total Equity Award Adjustments ($)
2022	4,429,007	3,187,549	—	998,774	—	—	8,615,330
2021	3,814,928	1,640,219	—	365,319	—	—	5,820,466
2020	2,933,650	727,522	—	33,688	—	—	3,694,860

6. Reflects total shareholder return as calculated based on a fixed investment of one hundred dollars measured from the market close on December 31, 2019 (the last trading day of 2019) through and including the end of the fiscal year for each year reported in the table as required by the Rule.

7. Reflects total shareholder return for the Company's Compensation Comparison Group, which includes American International Group, Inc., The Allstate Corporation, Chubb Limited, Hartford Financial Services Group, Inc., The Progressive Corporation, Aflac Incorporated, American Express Company, The Bank of New York Mellon Corporation, Humana Inc., Lincoln National Corporation, Marsh & McLennan Companies, Inc., MetLife, Inc. and Prudential Financial, Inc.

8. For purposes of the Rule, we have identified core return on equity as our Company-Selected Metric, the calculation of which is described in Annex A – Reconciliation of GAAP Measures to Non-GAAP Measures and Selected Definitions. Although core return on equity is one important financial performance measure, among others, that the Compensation Committee considers when making compensation decisions with the intent of aligning compensation with Company performance, the Compensation Committee has not historically and does not currently evaluate "compensation actually paid" as calculated pursuant to Item 402(v)(2) as part of its executive compensation determinations; accordingly, the Compensation Committee does not actually use any financial performance measure specifically to link executive "compensation actually paid" to Company performance. Please see the "Compensation Discussion & Analysis" section of this Proxy Statement for a discussion of performance measures the Compensation Committee considered when making executive compensation decisions for performance year 2022.

Description of Relationships Between Pay and Performance

Total Shareholder Return

The following charts show the relationship between (1) each of the "compensation actually paid" to our CEO and the average "compensation actually paid" to the other named executive officers (each as calculated pursuant to Item 402(v)(2)(iii) of Regulation S-K) and (2) the cumulative total shareholder return of the Company for its last three completed fiscal (calendar) years. The charts also provide a comparison of the Company's total shareholder return to the Compensation Comparison Group total shareholder return for the three-year period.

CEO "COMPENSATION ACTUALLY PAID" VS TOTAL SHAREHOLDER RETURN FOR TRAVELERS AND COMPENSATION COMPARISON GROUP


$105.36
$97.57
$129.43
$120.08
$146.99
$135.01
$26.5
$37.3
$50.4
2020
2021
2022



	2020	2021	2022
CEO Compensation Actually Paid ($m)	$ 26.5	$ 37.3	$ 50.4
Total Shareholder Return for Travelers	$105.36	$120.08	$146.99
Total Shareholder Return for Compensation Comparison Group	$ 97.57	$129.43	$135.01

AVERAGE NON-CEO "COMPENSATION ACTUALLY PAID" VS TOTAL SHAREHOLDER RETURN FOR TRAVELERS AND COMPENSATION COMPARISON GROUP


$105.36
$97.57
$129.43
$120.08
$146.99
$135.01
$6.9
$9.4
$12.3
2020
2021
2022

	2020	2021	2022
Average Non-CEO Compensation Actually Paid ($m)	$ 6.9	$ 9.4	$ 12.3
Total Shareholder Return for Travelers	$105.36	$120.08	$146.99
Total Shareholder Return for Compensation Comparison Group	$ 97.57	$129.43	$135.01

Net Income

The following charts show the relationship between (1) each of the “compensation actually paid” to our CEO and the average “compensation actually paid” to the other named executive officers (each as calculated pursuant to Item 402(v)(2)(iii) of Regulation S-K) and (2) the net income of the Company for the last three fiscal years.


CEO “COMPENSATION ACTUALLY PAID” AND
NET INCOME


$2,697
$3,662
$2,842
$26.5
$37.3
$50.4
2020
2021
2022

	2020	2021	2022
CEO Compensation Actually Paid ($m)	$ 26.5	$ 37.3	$ 50.4
Net Income ($m)	$2,697	$3,662	$2,842


AVERAGE NON-CEO “COMPENSATION ACTUALLY
PAID” AND NET INCOME
$2,697
$3,662
$2,842
$6.9
$9.4
$12.3
2020
2021
2022

	2020	2021	2022
Average Non-CEO Compensation Actually Paid ($m)	$ 6.9	$ 9.4	$ 12.3
Net Income ($m)	$2,697	$3,662	$2,842

Core Return on Equity

The following charts show the relationship between (1) each of the “compensation actually paid” to our CEO and the average “compensation actually paid” to the other named executive officers (each as calculated pursuant to Item 402(v)(2)(iii) of Regulation S-K) and (2) core return on equity of the Company for the last three fiscal years.


CEO “COMPENSATION ACTUALLY PAID”
AND CORE ROE
11.3%
13.7%
11.3%
$26.5
$37.3
$50.4
2020
2021
2022

	2020	2021	2022
CEO Compensation Actually Paid ($m)	$ 26.5	$ 37.3	$ 50.4
Core ROE	11.3%	13.7%	11.3%


AVERAGE NON-CEO “COMPENSATION ACTUALLY
PAID” AND CORE ROE
11.3%
13.7%
11.3%
$6.9
$9.4
$12.3
2020
2021
2022

	2020	2021	2022
Average Non-CEO Compensation Actually Paid ($m)	$ 6.9	$ 9.4	$ 12.3
Core ROE	11.3%	13.7%	11.3%

In accordance with the Rule, the charts above show the Company’s total shareholder return, net income and core return on equity, respectively, for the last three fiscal years. It is important to note, however, that we measure our success in executing on our financial strategy over time. This long-term perspective is especially important in the property and casualty insurance industry where a short-term focus could create incentives for management to relax underwriting or investment standards to increase revenue and reported profit in the near term but create excessive risk to earnings and negatively impact shareholders over the longer term. Moreover, results in the property and casualty insurance industry can vary significantly from year-to-year due to many factors, including the occurrence of natural and man-made catastrophes, economic cycles, pandemics, and other anticipated and unanticipated developments, and success can only be measured over time and in the context of those factors. Accordingly, we believe that the right way to manage our business is with a long-term perspective and to create value over time, and our compensation program is structured to encourage a long-term perspective. For a discussion of our pay-for-performance philosophy and the relationship between our executive compensation and financial results over time, see pages 46-47 of the "Compensation Discussion and Analysis" in this Proxy Statement.

Tabular List of Financial Performance Measures

The following financial metrics are provided in response to the Tabular List disclosure requirement pursuant to Item 402(v)(6) of Regulation S-K.

- Core return on equity
- Adjusted core return on equity
- Core income
- Core income per diluted share
- Adjusted core income (excluding prior year reserve development related to asbestos and environmental and catastrophes)

As discussed in the "Compensation Discussion and Analysis" section of this Proxy statement, the Compensation Committee considered the above financial performance measures, among others, when making executive compensation decisions for performance year 2022. In evaluating performance against the metrics, however, the Compensation Committee does not use a formula or pre-determined weighting, and no one metric is individually material other than core return on equity and core income. In addition, as noted above, however, the Compensation Committee has not historically and does not currently evaluate "compensation actually paid" as calculated pursuant to Item 402(v)(2) as part of its executive compensation determinations; accordingly, the Compensation Committee does not actually use any financial or non-financial performance measure specifically to link executive "compensation actually paid" to Company performance.

Equity Compensation Plan Information

The following table sets forth information as of December 31, 2022 regarding the Company's equity compensation plans. The only plan pursuant to which the Company may currently make additional equity grants is The Travelers Companies, Inc. Amended and Restated 2014 Stock Incentive Plan (the 2014 Incentive Plan).

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders [(1)]	11,527,414 [(2)]	$134.52 per share [(3)]	7,358,850 [(4)]

(1) In addition to the 2014 Incentive Plan, also included are The Travelers Companies, Inc. Amended and Restated 2004 Stock Incentive Plan, as amended (the 2004 Incentive Plan), which was replaced by the 2014 Incentive Plan, and certain plans for employees in the United Kingdom and the Republic of Ireland and The Travelers Deferred Compensation Plan for Non-Employee Directors. Shares delivered under these plans are issued pursuant to the 2004 Incentive Plan and the 2014 Incentive Plan.

(2) Total includes (i) 8,665,954 stock options, (ii) 1,056,677 performance shares and dividend equivalents accrued thereon (assuming issuance of 100% of performance shares granted), (iii) 1,523,527 restricted stock units, (iv) 260,778 director deferred stock awards and dividend equivalents accrued thereon and (v) 20,478 common stock units credited to the deferred compensation accounts of certain non-employee directors in lieu of cash compensation, at the election of such directors.

(3) The weighted average exercise prices for both the 2004 Incentive Plan and the 2014 Incentive Plan relate only to stock options. The calculation of the weighted average exercise price does not include outstanding equity awards that are received or exercised for no consideration and also does not include common stock units credited to the deferred compensation accounts of certain non-employee directors at fair market value in lieu of cash compensation at the election of such directors.

(4) These shares are available for grant as of December 31, 2022 under the 2014 Incentive Plan pursuant to which the Compensation Committee of the Board of Directors may make various stock-based awards including nonqualified stock options, incentive stock options, stock appreciation rights, restricted stock, restricted stock units, deferred stock, deferred stock units, performance awards and other stock-based or stock-denominated awards with respect to the Company's common stock. This includes 10 million shares initially authorized for issuance under the 2014 Incentive Plan and an additional 2.4 million shares, 3.1 million shares, 2.5 million shares and 4.4 million shares authorized by shareholders in May 2021, May 2019, May 2017 and May 2016, respectively, and shares subject to awards under the 2004 Incentive Plan and the 2014 Incentive Plan that expired, were cancelled, forfeited, settled in cash or otherwise terminated without the issuance of shares.

General Information About the Meeting

Why am I being provided with these materials?

We are providing these proxy materials in connection with the Board's solicitation of proxies to be voted at our Annual Meeting of Shareholders to be held on May 24, 2023, and at any postponements or adjournments of the Annual Meeting. The proxy materials, which are available on our website at *investor.travelers.com*, include the Notice of Annual Meeting of Shareholders, this Proxy Statement and our Annual Report. We have either (1) delivered to you a Notice of Internet Availability of Proxy Materials (the "Notice") and made the proxy materials available to you on the Internet or (2) delivered printed versions of the proxy materials, including a proxy card, to you by mail.

How do I vote my shares without attending the Annual Meeting?

If you are a shareholder of record or hold shares through our 401(k) Savings Plan, you may vote by granting a proxy. Specifically, you may vote:

- *By Internet*—You may submit your proxy by going to *www.proxyvote.com* and following the instructions on how to complete an electronic proxy card. You will need the 16-digit number included on your Notice or proxy card in order to vote by Internet.
- *By Telephone*—You may submit your proxy by using a touch-tone telephone to dial (800) 690-6903 and following the recorded instructions. You will need the 16-digit number included on your Notice or proxy card in order to vote by telephone.
- *By Mail*—You may vote by mail by requesting a proxy card from us, indicating your vote by completing, signing and dating the card where indicated and by mailing or otherwise returning the card in the envelope that will be provided to you. You should sign your name exactly as it appears on the proxy card. If you are signing in a representative capacity, indicate your name and title or capacity.

If you hold your shares in an account with a broker, bank or other nominee (shares held in "street name"), you may vote by submitting voting instructions to your bank, broker or other nominee. In most instances, you will be able to do this on the Internet, by telephone or by mail as indicated above. Please refer to the voting instruction form or other information from your bank, broker or other nominee on how to submit voting instructions.

What constitutes a quorum?

A majority of the shares of common stock entitled to vote must be present or represented by proxy to constitute a quorum at the Annual Meeting. Abstentions and shares represented by "broker non-votes", as described below, are counted as present and entitled to vote for purposes of determining a quorum. On the record date of March 28, 2023, there were 230,973,427 shares of the Company's common stock outstanding, and each share is entitled to one vote at the Annual Meeting.

Who is entitled to vote?

Shareholders as of the close of business on the record date of March 28, 2023, may vote at the Annual Meeting. You have one vote for each share of common stock held by you as of March 28, 2023, including shares:

- Held directly in your name as "shareholder of record" (also referred to as "registered shareholder");
- Held for you in street name—street name holders generally cannot vote their shares directly and instead must instruct the broker, bank or nominee how to vote their shares; and
- Credited to your account in the Company's 401(k) Savings Plan.

What are the voting deadlines if I do not attend the Annual Meeting?

Internet and telephone voting facilities will close at 11:59 p.m. (Eastern Daylight Time) on May 23, 2023, for the voting of shares held by shareholders of record or held in street name and at 11:59 p.m. (Eastern Daylight Time) on May 22, 2023, for the voting of shares held by current and former employees through the Company's 401(k) Savings Plan.

Mailed proxy cards with respect to shares held of record or in street name must be received no later than May 23, 2023.

Mailed proxy cards with respect to shares held by current and former employees through the Company's 401(k) Savings Plan must be received no later than May 22, 2023.

May I revoke my proxy or change my vote?

Yes. Whether you have voted by Internet, telephone or mail, if you are a shareholder of record, you may revoke your proxy or change your vote by:

- Sending a written statement that you wish to revoke your proxy to our Corporate Secretary or to any corporate officer of the Company, provided such statement is received no later than May 23, 2023;
- Voting again by Internet or telephone at a later time before the closing of those voting facilities at 11:59 p.m. (Eastern Daylight Time) on May 23, 2023;
- Submitting a properly signed proxy card with a later date that is received no later than May 23, 2023; or
- Voting at the Annual Meeting.

If you are a current or former employee and hold shares through Travelers' 401(k) Savings Plan, you may change your vote and revoke your proxy by any of the first three methods listed if you do so no later than 11:59 p.m. (Eastern Daylight Time) on May 22, 2023. You cannot, however, revoke or change your proxy with respect to shares held through Travelers' 401(k) Savings Plan after that date, and you cannot vote those shares at the Annual Meeting.

If you hold shares in street name, you must contact your bank, broker or other nominee for specific instructions on how to change or revoke your vote.

What is a "broker non-vote" and how does it affect voting on each item?

A broker non-vote occurs if you hold your shares in street name and do not provide voting instructions to your broker on a proposal and your broker does not have discretionary authority to vote on such proposal. See below for a discussion of which proposals permit discretionary voting by brokers and the effect of a broker non-vote.

What if I receive more than one Notice or proxy card about the same time?

It generally means you hold shares registered in more than one account. To ensure that all your shares are voted, please sign and return each proxy card, or, if you vote by Internet or telephone, vote once for each Notice or proxy card you receive.

What do I need to be admitted to the Annual Meeting?

You must **register in advance and present your admission ticket and a form of personal identification (such as a driver's license)** to enter the Annual Meeting. Please see "How do I register for the Annual Meeting and receive an admission ticket?" below for directions on how to register for the meeting and obtain your admission ticket.

How do I register for the Annual Meeting and receive an admission ticket?

To help ensure an orderly admission process to the Annual Meeting, we are requiring all shareholders that wish to attend the Annual Meeting to register in advance. You may pre-register by visiting *www.proxyvote.com* and clicking the "Attend a Meeting" link. If you received your proxy materials by mail, you can use the 16-digit control number included on your Notice or proxy card (for shareholders of record) or voting instruction form (for shareholders that hold shares through a broker, bank or other nominee) to access *www.proxyvote.com* and register for the meeting. If you received your proxy materials by email, you will be able to access the meeting registration link directly from the email. Registration for in-person attendance will be open until 5:00 pm (ET) on May 23, 2023. We will communicate any special health precautions directly to registered attendees prior to the Annual Meeting.

You will be able to secure an admission ticket when you register for the meeting online at *www.proxyvote.com*. To be admitted to the meeting, you are required to pre-register and present your admission ticket and government issued photo identification (see "What do I need to be admitted to the Annual Meeting?" above).

What happens if a change to the Annual Meeting is necessary due to exigent circumstances?

If circumstances require a change in our Annual Meeting, we will announce the decision to do so in advance via a press release and will post details on our website that will also be filed with the SEC as additional proxy materials. A virtual meeting will have no impact on shareholders' ability to provide their proxy over the Internet or telephone or by completing and mailing their proxy card, each as explained in this Proxy Statement. As always, we encourage you to vote your shares prior to the Annual Meeting.

Are there other things I should know if I intend to attend the Annual Meeting?

We may institute special precautions to protect the health and safety of our directors, employees and shareholders seeking to attend the Annual Meeting. We will communicate such protocols directly to registered attendees in advance of the meeting. Please note that no cameras, recording equipment, electronic devices, large bags, briefcases or packages will be permitted at the Annual Meeting.

Who will count the vote?

Representatives of Broadridge Financial Solutions, Inc. will tabulate the votes. Representatives of American Election Services, LLC will act as inspectors of election.

Could other matters be decided at the Annual Meeting?

At the date this Proxy Statement went to press, we did not know of any matters to be raised at the Annual Meeting other than those referred to in this Proxy Statement. If other matters are properly presented at the Annual Meeting for consideration and you are a shareholder of record and have submitted a proxy card, the persons named in your proxy card will have the discretion to vote on those matters for you.

Who will pay the cost of this proxy solicitation?

We will pay the cost of soliciting proxies. Proxies may be solicited on our behalf by directors, officers or employees (for no additional compensation) in person or by telephone, electronic transmission and facsimile transmission. Brokers and other nominees will be requested to solicit proxies or authorizations from beneficial owners and will be reimbursed for their reasonable expenses. In addition, we have hired Morrow Sodali LLC to solicit proxies. We expect to pay Morrow Sodali LLC a fee of $15,000 plus reasonable expenses for these services.

What is "householding" and how does it affect me?

SEC rules permit companies and intermediaries, such as brokers, to satisfy delivery requirements for proxy statements and notices with respect to two or more shareholders sharing the same address by delivering a single proxy statement or a single notice addressed to those shareholders. This process, which is commonly referred to as "householding", provides cost savings for companies. Some brokers household proxy materials, delivering a single proxy statement or notice to multiple shareholders sharing an address unless contrary instructions have been received from the affected shareholders. Once you have received notice from your broker that they will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent.

If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement or notice, or if you are receiving duplicate copies of these materials and wish to have householding apply, please notify your broker. You may also call (866) 540-7095 or write to: Householding Department, 51 Mercedes Way, Edgewood, New York 11717, and include your name, the name of your broker or other nominee, and your account number(s). You can also request prompt delivery of a copy of the proxy statement and annual report by contacting Travelers Investor Relations Department, 485 Lexington Avenue, 3140-NY08EX, New York, New York 10017, (917) 778-6877.

What am I voting on, how many votes are required to approve each item, how are votes counted and how does the Board recommend I vote?

The table below summarizes the proposals that will be voted on, the vote required to approve each item, how votes are counted and how the Board recommends you vote:

Item	Vote Required	Voting Options	Broker Discretionary Voting Allowed[2]	Impact of Abstain Vote	Board Recommendation[3]
Item 1 – Election of the 14 director nominees listed in this Proxy Statement	Majority of votes cast–FOR must exceed AGAINST votes[1]	FOR AGAINST ABSTAIN	No	None	FOR
Item 2 – Ratification of the appointment of KPMG LLP as our independent registered public accounting firm for 2023	Majority of votes present or represented by proxy and entitled to vote on this item of business or, if greater, the vote required is a majority of the voting power of the minimum number of shares entitled to vote that would constitute a quorum at the Annual Meeting	FOR AGAINST ABSTAIN	Yes	AGAINST	FOR
Item 3 – Non-binding vote on the frequency of future votes on executive compensation	The frequency receiving the greatest number of votes will be considered the advisory vote of shareholders	1 YEAR 2 YEARS 3 YEARS ABSTAIN	No	None	1 YEAR
Item 4 – Non-binding vote to approve executive compensation	Majority of votes present or represented by proxy and entitled to vote on this item of business or, if greater, the vote required is a majority of the voting power of the minimum number of shares entitled to vote that would constitute a quorum at the Annual Meeting	FOR AGAINST ABSTAIN	No	AGAINST	FOR
Item 5 – Approval of the 2023 Stock Incentive Plan		FOR AGAINST ABSTAIN	No	AGAINST	FOR
Item 6 – Shareholder proposal relating to GHG emissions[4]		FOR AGAINST ABSTAIN	No	AGAINST	AGAINST
Item 7 – Shareholder proposal relating to fossil fuel supplies[4]		FOR AGAINST ABSTAIN	No	AGAINST	AGAINST
Item 8 – Shareholder proposal relating to racial equity audit[4]		FOR AGAINST ABSTAIN	No	AGAINST	AGAINST
Item 9 – Shareholder proposal relating to insuring law enforcement[4]		FOR AGAINST ABSTAIN	No	AGAINST	AGAINST
Item 10 – Shareholder proposal relating to third-party political contributions[4]		FOR AGAINST ABSTAIN	No	AGAINST	AGAINST

(1) In an uncontested election of directors at which a quorum is present, if any nominee for director receives a greater number of votes "AGAINST" his or her election than votes "FOR" such election, our Governance Guidelines require that such person must promptly tender his or her resignation to the Board following certification of the shareholder vote. Our Governance Guidelines further provide that the

Nominating and Governance Committee will then consider the tendered resignation and make a recommendation to the Board as to whether to accept or reject the tendered resignation or whether other action should be taken. The Board will act on the tendered resignation, taking into account the Nominating and Governance Committee's recommendation, and publicly disclose its decision regarding the tendered resignation and the rationale behind the decision within 90 days from the date of the certification of the election results. Cumulative voting in the election of directors is not permitted.

(2) A broker non-vote will not count as a vote for or against a director and will have no effect on the outcome of the election of the 14 director nominees disclosed in this Proxy Statement. A broker non-vote will have no effect on Item 3; and will have no effect on Item 2 and Items 4 through 10 unless a majority of the voting power of the minimum number of shares entitled to vote that would constitute a quorum at the Annual Meeting is required in order to approve the item as described in the column "Vote Required" above, in which case a broker non-vote will have the same effect as a vote "AGAINST".

(3) If you are a registered holder and you sign and submit your proxy card without indicating your voting instructions, your shares will be voted in accordance with the Board's recommendation.

(4) In the case of the shareholder proposals in Items 6 through 10, these proposals will only be voted on if they are presented at the Annual Meeting.

Shareholder Proposals for 2024 Annual Meeting

If any shareholder wishes to propose a matter for consideration at our 2024 Annual Meeting of Shareholders, the proposal should be mailed by certified mail return receipt requested, to our Corporate Secretary, at the Company's principal executive office located at 485 Lexington Avenue, New York, New York 10017. To be eligible under the SEC's shareholder proposal rule (Rule 14a-8(e) of the Exchange Act) for inclusion in our 2024 Annual Meeting Proxy Statement and form of proxy expected to be made available in April 2024, a proposal must be received by our Corporate Secretary on or before December 9, 2023. Failure to deliver a proposal in accordance with this procedure may result in it not being deemed timely received.

Our bylaws require timely notice of business to be brought before a shareholders' meeting, including nominations of persons for election as directors. To be timely, notice to our Corporate Secretary must be received at our principal executive office not less than 90 days nor more than 120 days prior to the first anniversary of the date of the preceding year's annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is more than 30 days before or 70 days after such anniversary date or, if no such meeting was held in the preceding year, notice by a shareholder shall be timely only if received (a) not earlier than 120 days prior to such annual meeting and (b) not less than 90 days before such annual meeting or, if later, within ten days after the first public announcement of the date of such annual meeting. Accordingly, unless the proviso above applies, notice of business and nominations must be received by our Corporate Secretary no earlier than January 25, 2024 and no later than February 24, 2024.

Our bylaws, which have other informational requirements that must be followed in connection with submitting director nominations and any other business for consideration at a shareholders meeting, are posted on our website at *www.travelers.com* under "Investors: Corporate Governance: Governance Documents".

In addition to the foregoing, in December 2022, the Board approved an amendment and restatement of our bylaws. Among other things, the amendments update certain provisions of Article II, Sections 10 and 11 of our bylaws regarding the procedure and disclosure required in connection with shareholder director nominations and business proposals, including to address newly adopted Rule 14a-19 of the Exchange Act, as amended. Such updates include, without limitation, requiring a nominating shareholder to represent whether it intends to solicit proxies in accordance with Rule 14a-19 and to provide reasonable evidence that it has satisfied Rule 14a-19, along with additional background information and disclosures regarding, among other things, nominating shareholders, proposed director candidates, and other persons related to a shareholder's solicitation of proxies.

For information regarding submission of a director nominee using our proxy access bylaw, see "Governance of Your Company—Director Nominations—Proxy Access" in this Proxy Statement.

Other Business

The Board does not know of any other matters to be brought before the meeting. If other matters are presented, the proxy holders have discretionary authority to vote all proxies in accordance with their best judgment.

By Order of the Board of Directors,

Wendy C. Skjerven
Corporate Secretary

Annex A: Reconciliation of GAAP Measures to Non-GAAP Measures and Selected Definitions

Core income is consolidated net income excluding the after-tax impact of net realized investment gains (losses), discontinued operations, the effect of a change in tax laws and tax rates at enactment, and cumulative effect of changes in accounting principles when applicable. **Core income per diluted share** is core income on a per diluted common share basis.

Return on equity is the ratio of net income to average shareholders' equity for the periods presented. **Average shareholders' equity** is (a) the sum of total shareholders' equity at the beginning and end of each of the quarters for the period presented divided by (b) the number of quarters in the period presented times two. **Core return on equity** is the ratio of core income to adjusted average shareholders' equity for the periods presented. **Adjusted shareholders' equity** is shareholders' equity excluding net unrealized investment gains (losses), net of tax, included in shareholders' equity, net realized investment gains (losses), net of tax, for the period presented, and the effect of a change in tax laws and tax rates at enactment (excluding the portion related to net unrealized investment gains (losses)). **Adjusted average shareholders' equity** is (a) the sum of adjusted shareholders' equity at the beginning and end of each of the quarters for the period presented divided by (b) the number of quarters in the period presented times two. **Average annual core return on equity** over a period is the ratio of: (a) the sum of core income for the periods presented to (b) the sum of the adjusted average shareholders' equity for all years in the period presented.

In the opinion of the Company's management, core income, core income per diluted share and core return on equity are important indicators of how well management creates value for its shareholders through its operating activities and its capital management. Financial statement users also consider core income when analyzing the results and trends of insurance companies. These measures exclude net realized investment gains (losses), net of tax, which can be significantly impacted by both discretionary and other economic factors and are not necessarily indicative of operating trends. Internally, the Company's management uses core income, core income per diluted share and core return on equity to evaluate financial performance against historical results and establish performance targets on a consolidated basis.

Book value per share is total common shareholders' equity divided by the number of common shares outstanding. **Adjusted book value per share** is total common shareholders' equity excluding net unrealized investment gains and losses, net of tax, included in shareholders' equity, divided by the number of common shares outstanding. In the opinion of the Company's management, adjusted book value per share is useful in an analysis of a property casualty company's book value per share as it removes the effect of changing prices on invested assets (i.e., net unrealized investment gains (losses), net of tax), which do not have an equivalent impact on unpaid claims and claim adjustment expense reserves.

Underwriting gain (loss) is net earned premiums and fee income less claims and claim adjustment expenses and insurance-related expenses. In the opinion of the Company's management, it is important to measure profitability excluding the results of investing activities, which are managed separately from the insurance business. This measure is used to assess business performance and as a tool in making business decisions. **Underwriting gain, excluding the impact of catastrophes and net favorable (unfavorable) prior year loss reserve development**, is the underwriting gain (loss) adjusted to exclude claims and claim adjustment expenses, reinstatement premiums and assessments related to catastrophes and loss reserve development related to time periods prior to the current year. In the opinion of the Company's management, this measure is meaningful to users of the financial statements to understand the Company's periodic earnings and the variability of earnings caused by the unpredictable nature (i.e., the timing and amount) of catastrophes and loss reserve development. This measure is also referred to as **underlying underwriting margin, underlying underwriting income and underlying underwriting gain.**

A **catastrophe** is a severe loss designated a catastrophe by internationally recognized organizations that track and report on insured losses resulting from catastrophic events, such as Property Claim Services (PCS) for events in the United States and Canada. Catastrophes can be caused by various natural events, including, among others, hurricanes, tornadoes and other windstorms, earthquakes, hail, wildfires, severe winter weather, floods, tsunamis, volcanic eruptions and other naturally occurring events, such as solar flares. Catastrophes can also be man-made, such as terrorist attacks and other intentionally destructive acts including those involving nuclear, biological, chemical and radiological events, cyber events, explosions and destruction of infrastructure. Each catastrophe has unique characteristics and catastrophes are not predictable as to timing or amount. Their effects are included in net and core income and claims and claim adjustment expense reserves upon occurrence. A catastrophe may result in the payment of reinsurance reinstatement premiums and assessments from various pools.

The Company's threshold for disclosing catastrophes is primarily determined at the reportable segment level. If a threshold for one segment or a combination thereof is exceeded and the other segments have losses from the same event, losses from the event are identified as catastrophe losses in the segment results and for the consolidated results of the Company. Additionally, an aggregate threshold is applied for international business across all reportable segments. The threshold for 2022 ranged from approximately $20 million to $30 million of losses before reinsurance and taxes.

Net favorable (unfavorable) prior year loss reserve development is the increase or decrease in incurred claims and claim adjustment expenses as a result of the re-estimation of claims and claim adjustment expense reserves at successive valuation dates for a given group of claims, which may be related to one or more prior years. In the opinion of the Company's management, a discussion of loss reserve development is meaningful to users of the financial statements as it allows them to assess the impact between prior and current year development on incurred claims and claim adjustment expenses, net and core income and changes in claims and claim adjustment expense reserve levels from period to period.

We have included the following tables to provide a reconciliation or a calculation of the above terms used in this Proxy Statement: (1) net income to core income, (2) shareholders' equity to adjusted shareholders' equity, which are components of the return on equity and core return on equity ratios, (3) calculation of return on equity and core return on equity, (4) net income per share to core income per share on a diluted basis, (5) book value per share and adjusted book value per share, (6) invested assets to invested assets excluding net unrealized investment gains (losses), (7) net income to pre-tax underwriting income and (8) net income to after-tax underlying underwriting income.

Combined Ratio, Underwriting Expense Ratio and Underlying Combined Ratio

For Statutory Accounting Practices (SAP), the combined ratio is the sum of the SAP loss and loss adjustment expense (LAE) ratio and the SAP underwriting expense ratio as defined in the statutory financial statements required by insurance regulators. The **combined ratio**, as used in this proxy statement, is the equivalent of, and is calculated in the same manner as, the SAP combined ratio except that the SAP underwriting expense ratio is based on net *written* premiums and the underwriting expense ratio as used in this proxy statement is based on net *earned* premiums.

For SAP, the loss and LAE ratio is the ratio of incurred losses and loss adjustment expenses less certain administrative services fee income to net *earned* premiums as defined in the statutory financial statements required by insurance regulators. The loss and LAE ratio as used in this proxy statement is calculated in the same manner as the SAP ratio.

For SAP, the underwriting expense ratio is the ratio of underwriting expenses incurred (including commissions paid), less certain administrative services fee income and billing and policy fees and other, to net *written* premiums as defined in the statutory financial statements required by insurance regulators. The **underwriting expense ratio** as used in this proxy statement, is the ratio of underwriting expenses (including the amortization of deferred acquisition costs), less certain administrative services fee income, billing and policy fees and other, to net *earned* premiums.

The combined ratio, loss and LAE ratio, and underwriting expense ratio are used as indicators of the Company's underwriting discipline, efficiency in acquiring and servicing its business and overall underwriting profitability. A combined ratio under 100% generally indicates an underwriting profit. A combined ratio over 100% generally indicates an underwriting loss.

Underlying combined ratio represents the combined ratio excluding the impact of net prior year reserve development and catastrophes. The underlying combined ratio is an indicator of the Company's underwriting discipline and underwriting profitability for the current accident year.

RECONCILIATION OF NET INCOME TO CORE INCOME

	Twelve Months Ended December 31,									
($ in millions, after-tax)	**2022**	**2021**	**2020**	**2019**	**2018**	**2017**	**2016**	**2015**	**2014**	**2013**
Net income	**$2,842**	**$3,662**	**$2,697**	**$2,622**	**$2,523**	**$2,056**	**$3,014**	**$3,439**	**$3,692**	**$3,673**
Adjustments:										
Net realized investment (gains) losses	156	(132)	(11)	(85)	(93)	(142)	(47)	(2)	(51)	(106)
Impact of changes in tax laws and/or tax rates[(1)(2)]	—	(8)	—	—	—	129	—	—	—	—
Core income	**$2,998**	**$3,522**	**$2,686**	**$2,537**	**$2,430**	**$2,043**	**$2,967**	**$3,437**	**$3,641**	**$3,567**

(1) Impact is recognized in the accounting period in which the change is enacted

(2) 2017 reflects impact of Tax Cuts and Jobs Act of 2017 (TCJA)

RECONCILIATION OF SHAREHOLDERS' EQUITY TO ADJUSTED SHAREHOLDERS' EQUITY

	As of December 31,									
($ in millions)	2022	2021	2020	2019	2018	2017	2016	2015	2014	2013
Shareholders' equity	**$21,560**	**$28,887**	**$29,201**	**$25,943**	**$22,894**	**$23,731**	**$23,221**	**$23,598**	**$24,836**	**$24,796**
Net unrealized investment (gains) losses, net of tax, included in shareholders' equity	4,898	(2,415)	(4,074)	(2,246)	113	(1,112)	(730)	(1,289)	(1,966)	(1,322)
Net realized investment (gains) losses, net of tax	156	(132)	(11)	(85)	(93)	(142)	(47)	(2)	(51)	(106)
Impact of changes in tax laws and/or tax rates[(1)(2)]	—	(8)	—	—	—	287	—	—	—	—
Adjusted shareholders' equity	**$26,614**	**$26,332**	**$25,116**	**$23,612**	**$22,914**	**$22,764**	**$22,444**	**$22,307**	**$22,819**	**$23,368**

(1) Impact is recognized in the accounting period in which the change is enacted

(2) 2017 reflects impact of Tax Cuts and Jobs Act of 2017 (TCJA)

CALCULATION OF RETURN ON EQUITY AND CORE RETURN ON EQUITY

	Twelve Months Ended December 31,									
($ in millions, after-tax)	2022	2021	2020	2019	2018	2017	2016	2015	2014	2013
Net income	$ 2,842	$ 3,662	$ 2,697	$ 2,622	$ 2,523	$ 2,056	$ 3,014	$ 3,439	$ 3,692	$ 3,673
Average shareholders' equity	23,384	28,735	26,892	24,922	22,843	23,671	24,182	24,304	25,264	25,099
Return on equity	**12.2%**	**12.7%**	**10.0%**	**10.5%**	**11.0%**	**8.7%**	**12.5%**	**14.2%**	**14.6%**	**14.6%**
Core income	$ 2,998	$ 3,522	$ 2,686	$ 2,537	$ 2,430	$ 2,043	$ 2,967	$ 3,437	$ 3,641	$ 3,567
Adjusted average shareholders' equity	26,588	25,718	23,790	23,335	22,814	22,743	22,386	22,681	23,447	23,004
Core return on equity	**11.3%**	**13.7%**	**11.3%**	**10.9%**	**10.7%**	**9.0%**	**13.3%**	**15.2%**	**15.5%**	**15.5%**

RECONCILIATION OF NET INCOME PER SHARE TO CORE INCOME PER SHARE ON A DILUTED BASIS

	Twelve Months Ended December 31,	
	2022	2021
Diluted income per share		
Net income	**$ 11.77**	**$ 14.49**
Adjustments:		
Net realized investment (gains) losses, after-tax	0.65	(0.52)
Impact of changes in tax laws and/or tax rates[(1)]	—	(0.03)
Core income	**$ 12.42**	**$ 13.94**

(1) Impact is recognized in the accounting period in which the change is enacted

CALCULATION OF BOOK VALUE PER SHARE AND ADJUSTED BOOK VALUE PER SHARE

($ in millions, except per share amounts)	As of December 31, 2022	2021	2020	2019	2018	2017	2016	2015	2014	2013
Shareholders' equity	**$ 21,560**	**$ 28,887**	**$ 29,201**	**$25,943**	**$ 22,894**	**$ 23,731**	**$ 23,221**	**$ 23,598**	**$ 24,836**	**$24,796**
Less: net unrealized investment gains (losses), net of tax, included in shareholders' equity	(4,898)	2,415	4,074	2,246	(113)	1,112	730	1,289	1,966	1,322
Shareholders' equity, excluding net unrealized investment gains (losses), net of tax, included in shareholders' equity	**$ 26,458**	**$ 26,472**	**$ 25,127**	**$23,697**	**$ 23,007**	**$ 22,619**	**$ 22,491**	**$ 22,309**	**$ 22,870**	**$23,474**
Common shares outstanding	232.1	241.2	252.4	255.5	263.6	271.4	279.6	295.9	322.2	353.5
Book value per share	**$ 92.90**	**$ 119.77**	**$ 115.68**	**$101.55**	**$ 86.84**	**$ 87.46**	**$ 83.05**	**$ 79.75**	**$ 77.08**	**$ 70.15**
Adjusted book value per share	**$ 114.00**	**$ 109.76**	**$ 99.54**	**$ 92.76**	**$ 87.27**	**$ 83.36**	**$ 80.44**	**$ 75.39**	**$ 70.98**	**$ 66.41**

RECONCILIATION OF INVESTED ASSETS TO INVESTED ASSETS EXCLUDING NET UNREALIZED INVESTMENT GAINS (LOSSES)

($ in millions)	As of December 31, 2022	2021	2020	2019	2018	2017	2016	2015	2014	2013	2012
Invested assets	**$ 80,454**	**$ 87,375**	**$ 84,423**	**$ 77,884**	**$ 72,278**	**$ 72,502**	**$ 70,488**	**$ 70,470**	**$ 73,261**	**$ 73,160**	**$ 73,838**
Less: Net unrealized investment gains (losses), pre-tax	(6,220)	3,060	5,175	2,853	(137)	1,414	1,112	1,974	3,008	2,030	4,761
Invested assets excluding net unrealized investment gains (losses)	**$ 86,674**	**$ 84,315**	**$ 79,248**	**$ 75,031**	**$ 72,415**	**$ 71,088**	**$ 69,376**	**$ 68,496**	**$ 70,253**	**$ 71,130**	**$ 69,077**

RECONCILIATION OF NET INCOME TO PRE-TAX UNDERWRITING INCOME (also known as Underwriting Gain)

($ in millions, after-tax, except as noted)	Twelve Months Ended December 31, 2022	2021
Net income	**$ 2,842**	**$ 3,662**
Net realized investment (gains) losses	156	(132)
Impact of changes in tax laws and/or tax rates[1]	—	(8)
Core income	**2,998**	**3,522**
Net investment income	(2,170)	(2,541)
Other (income) expense, including interest expense	277	235
Underwriting income	**1,105**	**1,216**
Income tax expense on underwriting results	231	326
Pre-tax underwriting income	**$ 1,336**	**$ 1,542**

[1] Impact is recognized in the accounting period in which the change is enacted

RECONCILIATION OF NET INCOME TO AFTER-TAX UNDERLYING UNDERWRITING INCOME (also known as Underlying Underwriting Gain)

	Twelve Months Ended December 31,										
($ in millions, after-tax)	2022	2021	2020	2019	2018	2017	2016	2015	2014	2013	2012
Net income	**$ 2,842**	**$ 3,662**	**$ 2,697**	**$ 2,622**	**$ 2,523**	**$ 2,056**	**$ 3,014**	**$ 3,439**	**$ 3,692**	**$ 3,673**	**$ 2,473**
Net realized investment (gains) losses	156	(132)	(11)	(85)	(93)	(142)	(47)	(2)	(51)	(106)	(32)
Impact of changes in tax laws and/or tax rates[1] [2]	—	(8)	—	—	—	129	—	—	—	—	—
Core income	**2,998**	**3,522**	**2,686**	**2,537**	**2,430**	**2,043**	**2,967**	**3,437**	**3,641**	**3,567**	**2,441**
Net investment income	(2,170)	(2,541)	(1,908)	(2,097)	(2,102)	(1,872)	(1,846)	(1,905)	(2,216)	(2,186)	(2,316)
Other (income) expense, including interest expense	277	235	232	214	248	179	78	193	159	61	171
Underwriting income	**1,105**	**1,216**	**1,010**	**654**	**576**	**350**	**1,199**	**1,725**	**1,584**	**1,442**	**296**
Impact of net (favorable) unfavorable prior year reserve development	(512)	(424)	(276)	47	(409)	(378)	(510)	(617)	(616)	(552)	(622)
Impact of catastrophes	1,480	1,459	1,274	699	1,355	1,267	576	338	462	387	1,214
Underlying underwriting income	**$ 2,073**	**$ 2,251**	**$ 2,008**	**$ 1,400**	**$ 1,522**	**$ 1,239**	**$ 1,265**	**$ 1,446**	**$ 1,430**	**$ 1,277**	**$ 888**

(1) Impact is recognized in the accounting period in which the change is enacted

(2) 2017 reflects impact of Tax Cuts and Jobs Act of 2017 (TCJA)

The following terms are also used in this Proxy Statement and are defined as follows:

- **Book value per share growth** is the percentage change in book value per share over the specified time period.
- **Adjusted book value per share growth** is the percentage change in adjusted book value per share over the specified time period.
- **Total shareholder return** is the percentage change in the stock price and the cumulative amount of dividends, assuming dividend reinvestment, from the stock price at the beginning of the specified period.

Annex B: The Travelers Companies, Inc. 2023 Stock Incentive Plan

1. Purpose. The purposes of The Travelers Companies, Inc. 2023 Stock Incentive Plan (the "Plan") are (i) to attract and retain Eligible Persons by providing competitive compensation opportunities, (ii) to provide Eligible Persons with incentive-based compensation in the form of Company Common Stock, (iii) to attract and compensate non-employee directors for service as Board and committee members, (iv) to encourage decision making based upon long-term goals, and (v) to align the interest of Eligible Persons with that of the Company's shareholders by encouraging such persons to acquire a greater ownership position in the Company.

2. Definitions. Wherever used herein, the following terms shall have the respective meanings set forth below:

"Award" means an award to a Participant made in accordance with the terms of the Plan.

"Board" means the Board of Directors of the Company.

"Code" means the Internal Revenue Code of 1986, as amended from time to time, and any successor thereto.

"Company" means The Travelers Companies, Inc.

"Committee" means the Compensation Committee of the Board, or a subcommittee of that committee, or such other committee of the Board (including, without limitation, the full Board) to which the Board has delegated power to act under or pursuant to the provisions of the Plan. Unless otherwise determined by the Board, the Committee shall consist of no less than two directors, all of whom shall be intended to qualify as "independent directors" within the meaning of Rule 303A of the New York Stock Exchange, and as "non-employee directors" within the meaning of Rule 16b-3 under the Exchange Act.

"Common Stock" means the common stock of the Company.

"Change of Control" means the first to occur of (i) any "person" within the meaning of Section 14(d) of the Exchange Act, other than a Permitted Holder, is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of fifty percent (50%) or more of the then-outstanding Common Stock, other than pursuant to a purchase of Common Stock from the Company; (ii) individuals who constitute the Board on the Effective Date, cease for any reason to constitute at least a majority thereof, provided that any person becoming a director subsequent to the Effective Date, whose election, or nomination for election by the Company's shareholders, was approved by a vote of at least three quarters of the directors comprising the Board on the Effective Date (either by a specific vote or by approval of the proxy statement of the Company in which such person is named as a nominee for director, without objection to such nomination) shall be, for purposes of this clause (ii), considered as though such person were a member of the Board on the Effective Date; (iii) any plan or proposal for the liquidation of the Company is adopted by the shareholders of the Company; (iv) all or substantially all of the assets of the Company are sold, liquidated or distributed (in one or a series of related transactions) to any person or group other than Permitted Holders; or (v) the consummation of a reorganization, merger, consolidation or other corporate transaction involving the Company (a "Transaction"), in each case, with respect to which the shareholders of the Company immediately prior to such Transaction do not, immediately after the Transaction, own more than fifty percent (50%) of the combined voting power of the Company or other entity resulting from such Transaction in substantially the same proportion as their ownership of the voting power of the Company immediately prior to such Transaction. Notwithstanding the foregoing, for purposes of Awards hereunder that are subject to the provisions of Section 409A of the Code and the regulations promulgated thereunder ("Code Section 409A"), no Change of Control shall be deemed to have occurred upon an event described in clauses (i) through (v) above that would have the effect of changing the time of payment of such Award unless such event would also constitute a change in the ownership or effective control of, or a change in the ownership of a substantial portion of the assets of, the Company for purposes of Code Section 409A.

"Effective Date" means the effective date of this Plan, as defined in Section 25.

"Eligible Person" means an employee, non-employee director, consultant or other service provider with respect to the Company or its affiliates.

"Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time, and any successor thereto.

"Fair Market Value" means, as of a specified date, unless otherwise determined by the Committee, the closing trading price of a share of Common Stock on the New York Stock Exchange or on any national securities exchange on which the shares of Common Stock are then listed, or if the shares were not traded on such date, then on the immediately preceding date on which such shares of Common Stock were traded, all as reported by such source as the Committee may select.

"ISO" means an incentive stock option as defined in Section 422 of the Code.

"Option Proceeds" means the cash actually received by the Company for the exercise price in connection with the exercise of a stock option granted under the Plan plus the tax benefit that could be realized by the Company as a result of such stock option exercise, which tax benefit shall be determined by multiplying (a) the amount that is deductible for federal income tax purposes as a result of such stock option exercise (currently, equal to the amount upon which the Participant's withholding tax obligation is calculated) times (b) the maximum federal corporate income tax rate for the year of exercise. To the extent a Participant pays the exercise price and/or withholding taxes with shares of Common Stock, Option Proceeds shall not be calculated with respect to the amounts so paid with shares.

"Participant" means an Eligible Person who is selected by the Committee to participate in the Plan.

"Permitted Holder" means (i) the Company or any of its affiliates, (ii) a trustee or other fiduciary holding securities under an employee benefit plan of the Company or any of its affiliates, (iii) an underwriter temporarily holding securities pursuant to an offering of such securities or (iv) a corporation owned, directly or indirectly, by the shareholders of the Company in substantially the same proportions as their ownership of stock of the Company.

"Performance Conditions" may, for purposes of Awards under the Plan, include one or more of: earnings per share, earnings before interest and tax, net income, adjusted net income, core income, stock price, total shareholder return, market share, return on equity, cash return on equity, achievement of profit, loss and/or expense ratio, revenue targets, cash flows, book value, return on assets or return on capital, improvements in capital structure, revenues or sales, working capital, credit rating, improvement in workforce diversity, employee retention, closing of corporate transactions, customer satisfaction, or implementation, completion or attainment of products or projects. Such Performance Conditions may be based on the attainment of levels set for such financial measures with respect to the Company or any subsidiary, division, business unit, or any combination thereof and may be set as an absolute measure or relative to a designated peer group or index of comparable companies. Such Performance Conditions shall be set and defined by the Committee, and for purposes of defining such Performance Conditions, the Committee may elect to exclude the impact of certain extraordinary or non-recurring items. Unless specifically determined by the Committee at the time a Performance Condition is set, the satisfaction of any Performance Condition shall be determined by eliminating the impact of any change in accounting rules which becomes effective following the time such Performance Condition is set.

"Prior Plan" means the Company's Amended and Restated 2014 Stock Incentive Plan.

"Prior Plan Award" means an equity award granted under the Prior Plan which remained outstanding as of the Effective Date, as set forth in Section 25.

3. Shares Subject to the Plan. Subject to adjustment as provided in Section 20, the number of shares of Common Stock which shall be available and reserved for grant of Awards under the Plan shall be 5,800,000, reduced by the number of shares of Common Stock (if any) covered by Prior Plan Awards granted between March 28, 2023 and the Effective Date. The shares of Common Stock issued under the Plan may come from authorized and unissued shares or shares purchased in the open market.

Shares of Common Stock subject to an Award granted under this Plan or a Prior Plan Award that expires unexercised, that is forfeited, terminated or canceled, that is settled in cash or other forms of property, or otherwise does not result in the issuance of shares of Common Stock, in whole or in part, shall thereafter again be available for grant under the Plan. If the exercise price of any stock option is satisfied by delivering shares of Common Stock to the Company (by tender of such shares or attestation) or by authorizing the Company to retain shares of Common Stock, only the number of shares of Common Stock delivered to the Participant net of shares of Common Stock delivered to the Company (by tender or attestation) or retained by the Company shall be deemed delivered for purposes of determining the maximum number of shares of Common Stock available for grant under the Plan. To the extent any shares of Common Stock subject to an Award are not delivered to a Participant because such shares are used to satisfy an applicable tax or other withholding obligations, such shares shall not be deemed to have been delivered for purposes of determining the maximum number of shares of Common Stock available for grant under the Plan. Shares of Common Stock purchased by the Company on the open market using Option Proceeds shall also be available for grant under the Plan; provided, however, that the increase in the number of shares of Common Stock available for grant pursuant to such market purchases shall not be greater than the number that could be repurchased at Fair Market Value on the date of exercise of the stock option giving rise to such Option Proceeds.

In addition, the number of shares of Common Stock available for grant under the Plan shall not be reduced by shares subject to Awards granted upon the assumption of or in substitution for awards granted by a business or entity that is merged into or acquired by (or whose assets are acquired by) the Company.

4. Administration.

4.1 *Committee Authority*. The Committee shall have full and exclusive power to administer and interpret the Plan, to grant Awards and to adopt such administrative rules, regulations, procedures and guidelines governing the Plan and the Awards as it may deem necessary in its discretion, from time to time. The Committee's authority shall include, but not be limited to, the authority to:

(i) determine the type and timing of Awards to be granted under the Plan;

(ii) select Award recipients and determine the extent of their participation;

(iii) establish all other terms, conditions, restrictions and limitations applicable to Awards and the shares of Common Stock issued pursuant to Awards, including, but not limited to, those relating to a Participant's retirement, death, disability, leave of absence or termination of employment; and

(iv) waive vesting or forfeiture conditions with respect to outstanding Awards.

The Committee's right to make any decision, interpretation or determination under the Plan shall be in its sole and absolute discretion.

4.2 *Administration of the Plan*. The administration of the Plan shall be managed by the Committee. The Committee shall have the power to prescribe and modify, as necessary, the form of Award document, to correct any defect, supply any omission or clarify any inconsistency in the Plan and/or in any Award document and to take such actions and make such administrative determinations that the Committee deems appropriate in its discretion. Any decision of the Committee in the administration and interpretation of the Plan, as described herein, shall be final, binding and conclusive on all parties concerned, including the Company, its shareholders and subsidiaries and all Participants.

4.3 *Delegation of Authority*. To the extent permitted under applicable law, the Committee may at any time delegate to a committee of the Board or one or more officers of the Company some or all of its authority over the administration of the Plan, with respect to persons who are not subject to the reporting requirements of Section 16(a) of the Exchange Act.

5. Eligibility. The Committee shall determine which Eligible Persons shall be eligible to receive Awards. No Eligible Person shall have at any time the right to receive an Award, or having been selected for an Award, to receive any further Awards.

The Committee may also grant stock options, stock appreciation rights, restricted stock, performance awards or other Awards under the Plan in substitution for, or in connection with the assumption of, existing options, stock appreciation rights, restricted stock, performance awards or other awards granted, awarded or issued by another entity and assumed or otherwise agreed to be provided for by the Company pursuant to or by reason of a transaction involving a merger, consolidation, plan of exchange, acquisition of property or stock, separation, reorganization or liquidation to which the Company or any subsidiary is a party. The terms and conditions of the substitute Awards may vary from the terms and conditions set forth in the Plan to the extent the Committee at the time of the grant may deem appropriate to conform, in whole or in part, to the provisions of the awards in substitution for which they are granted.

6. Awards. Awards under the Plan may consist of: non-qualified stock options, ISOs, stock appreciation rights, restricted stock, performance awards and any other stock-based awards, including deferred stock units.

7. Stock Options.

7.1 *Types of Options*. Stock options granted under the Plan may be non-qualified stock options, ISOs or any other type of stock option permitted under the Code, as determined by the Committee and evidenced by the document governing the Award.

7.2 *ISOs*. The terms and conditions of any ISO shall be subject to the provisions of Section 422 of the Code and the terms, conditions, limitations and administrative procedures established by the Committee. At the discretion of the Committee, ISOs may be granted to any employee of the Company and its subsidiaries, as such term is defined in Section 424(f) of the Code (each, a "Subsidiary"). No ISO may be granted to any Participant who, at the time of such grant, owns more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or of any Subsidiary, unless (i) the exercise price for such ISO is at least one-hundred and ten percent (110%) of the Fair Market Value of a share of Common Stock on the date the ISO is granted, and (ii) the date on which such ISO terminates is a date not later than the day preceding the fifth anniversary of the date on which the ISO is granted. Any Participant who disposes of shares acquired upon the exercise of an ISO either within two years after the date of grant of such ISO or within one year after the transfer of such shares to the Participant, shall notify the Company of such disposition and of the amount realized upon such disposition. The maximum number of shares of Common Stock available under the Plan for issuance as ISOs shall be the full number of shares reserved for issuance under Section 3 hereof.

All stock options granted under the Plan are intended to be nonqualified stock options, unless the applicable Award document expressly states that the stock option is intended to be an ISO. If a stock option is intended to be an ISO, and if for any reason such stock option (or portion thereof) shall not qualify as an ISO, then, to the extent of such nonqualification, such stock option (or portion thereof) shall be regarded as a nonqualified stock option granted under the Plan; provided that such stock option (or portion thereof) otherwise complies with the Plan's requirements relating to nonqualified stock options.

7.3 *Exercise Price and Period.* The Committee shall establish the exercise price, which price (other than for substitute options pursuant to Section 5 or options intended to meet the requirements described under Section 26 for Eligible Persons outside of the United States) shall be no less than the Fair Market Value of a share of the Common Stock on the date of grant. Each stock option may be exercised in whole or in part on the terms provided in the Award document. The Committee also shall establish the period during which a stock option is exercisable, provided that in no event may a stock option be exercisable for a period of more than ten (10) years from the date of grant.

When a stock option is no longer exercisable, it shall be deemed to have lapsed or expired.

7.4 *Manner of Exercise.* The exercise price of each share as to which a stock option is exercised and, if requested, the amount of any federal, state, local or foreign withholding taxes, shall be paid in full at the time of such exercise. For purposes of this Section 7.4, the exercise date of a stock option shall be the later of the date a notice of exercise is received by the Company and, if applicable, the date payment is received by the Company pursuant to clauses (i), (ii), (iii), (iv) or (v) below. The exercise of any stock option shall be contingent on and subject to such payment of the exercise price and withholding taxes, or the arrangement for the satisfaction of such payments in a manner satisfactory to the Committee. Such payment shall be made in any of the following forms:

(i) in cash (including check, bank draft or money order),

(ii) by delivery of shares of Common Stock owned by the Participant (by tender of such shares or by attestation) having a Fair Market Value as of the date of exercise equal to the exercise price for the total number of shares as to which the option is exercised, plus applicable taxes, if requested, subject to (A) the shares so delivered having such characteristics as are required, if necessary, in order to avoid adverse accounting consequences to the Company on account of use of such shares to pay the exercise price and (B) such other guidelines for the tender of Common Stock as the Committee may establish,

(iii) if approved by the Committee in the related Award document or other action by the Committee, authorization of the Company to retain from the total number of shares of Common Stock as to which the option is exercised that number of shares of Common Stock having a Fair Market Value as of the date of exercise equal to the exercise price for the total number of shares as to which the option is exercised, plus applicable taxes, if requested (i.e., a "net settlement" arrangement),

(iv) subject to such rules as may be established by the Committee, through the delivery of irrevocable instructions to a broker to sell shares obtained upon the exercise of the stock option and to deliver promptly to the Company an amount out of the proceeds of such sale equal to the aggregate exercise price for the Shares being purchased, or

(v) such other consideration as the Committee deems appropriate, or by a combination of cash, shares of Common Stock, retention of shares and such other consideration.

The Committee may, with the consent of the Participant and subject to Section 21, cancel any outstanding stock option in consideration of a cash payment in an amount not greater than the excess, if any, of the aggregate Fair Market Value (on the date of such cancellation) of the shares subject to the stock option over the aggregate exercise price of such stock option; provided, however, that the Participant's consent is not required for such a cancellation pursuant to Section 13 hereof.

7.5 *Automatic Exercise in Certain Circumstances.* Notwithstanding Sections 7.3 and 7.4 of the Plan, to the extent that any portion of a vested and exercisable stock option remains unexercised as of the close of business on the expiration date of the stock option (either the originally scheduled expiration date or such earlier date on which the stock option would otherwise expire pursuant to the applicable Award documents in connection with a termination of employment other than due to gross misconduct or cause) (the “Automatic Exercise Date”), the entire vested and exercisable portion of such stock option will be exercised on the Automatic Exercise Date without any further action by the Participant to whom the stock option was granted (or the person or persons to whom the stock option may have been transferred in accordance with Section 15 of the Plan and any applicable Award documents), but only if (i) the Fair Market Value per share of Common Stock on the Automatic Exercise Date is at least $0.01 greater than the per share exercise price of the stock option, and (ii) no suspension of the automatic option exercise program described under this Section 7.5 is then in effect. The aggregate exercise price for any option exercise under this Section 7.5 and any related withholding taxes will be paid by the Company retaining from the total number of shares of Common Stock as to which the stock option is being exercised a number of shares having an aggregate Fair Market Value as of the Automatic Exercise Date equal to the amount of such aggregate exercise price plus the applicable withholding taxes. Consistent with Section 26 of the Plan, the Committee shall have the authority to limit or modify the applicability of this provision to Participants who are foreign nationals or employed outside of the United States, or both. Because the responsibility for exercising a stock option rests with the Participant, and because the exercise procedure described in this Section 7.5 is provided only as a convenience to Participants, neither the Committee, the Company nor any of its directors, officers, employees or agents shall incur any liability to any Participant if a stock option expires unexercised because an exercise pursuant to this Section 7.5 fails to occur for any reason.

8. Stock Appreciation Rights. An Award of a stock appreciation right shall entitle the Participant, subject to terms and conditions determined by the Committee, to receive upon exercise of the stock appreciation right all or a portion of the excess of the Fair Market Value of a specified number of shares of Common Stock as of the date of exercise of the stock appreciation right over a specified strike price, which price (other than for substitute stock appreciation rights pursuant to Section 5 or stock appreciation rights intended to meet the requirements described under Section 26 for Eligible Persons outside of the United States) shall be no less than the Fair Market Value of a share of the Common Stock on the date of grant of the stock appreciation right or the date of grant of a previously granted related stock option, as determined by the Committee in its discretion. A stock appreciation right may be granted in connection with a previously or contemporaneously granted stock option, or independent of any stock option. If issued in connection with a previously granted related stock option, the Committee shall impose a condition that the exercise of the stock appreciation right cancels the related stock option and exercise of the related stock option cancels the stock appreciation right, and the other terms of the stock appreciation right shall be identical in all respects to the terms of the related stock option except for the medium of payment. Each stock appreciation right may be exercised in whole or in part on the terms provided in the Award document. Stock appreciation rights granted independent of any stock option shall be exercisable for such period as specified by the Committee; provided that, in no event may a stock appreciation right be exercisable for a period of more than ten (10) years. When a stock appreciation right is no longer exercisable, it shall be deemed to have lapsed or terminated. Except as otherwise provided in the applicable agreement, upon exercise of a stock appreciation right, payment to the Participant shall be made in the form of cash, shares of Common Stock or a combination of cash and shares of Common Stock as promptly as practicable after such exercise. The Award document may provide for a limitation upon the amount or percentage of the total appreciation on which payment (whether in cash and/or shares of Common Stock) may be made in the event of the exercise of a stock appreciation right. The Committee may, with the consent of the Participant and subject to Section 21, cancel any outstanding stock appreciation right in consideration of a cash payment in an amount not in excess of the difference between the aggregate Fair Market Value (on the date of such cancellation) of any shares subject to the stock appreciation right and the aggregate strike price of such Shares; provided, however, that the Participant’s consent is not required for such a cancellation in connection with the purchase of such stock appreciation right pursuant to Section 13 hereof. The automatic exercise provisions described under Section 7.5 with respect to stock options shall apply on a similar basis with respect to stock appreciation rights.

9. Restricted Stock. Restricted stock may be granted in the form of actual shares of Common Stock, which shall be evidenced by a certificate with an appropriate legend, or in uncertificated direct registration form, registered in the name of the Participant but held by the Company until the end of the restricted period, as determined by the Committee. As a condition to the receipt of an award of restricted stock in the form of actual shares of Common Stock, a Participant may be required to execute any stock powers, escrow agreements or other documents as may be determined by the Committee. Any conditions, limitations, restrictions, vesting and forfeiture provisions shall be established by the Committee in its discretion.

The Committee may, on behalf of the Company, approve the purchase by the Company of any shares subject to an Award of restricted stock, to the extent vested, for an amount equal to the aggregate Fair Market Value of such shares on the date of purchase. Awards of restricted stock may provide the Participant with dividends or dividend equivalents (pursuant to Section 17) and voting rights, if in the form of actual shares, prior to vesting.

10. Performance Awards. Performance awards may be in the form of performance shares valued with reference to a share of Common Stock or performance units valued with reference to an amount of property (including cash) other than shares of Common Stock. Performance awards may also be granted in the form of any other stock-based Award. Performance awards shall entitle a Participant to future payments based upon the attainment of Performance Conditions established in writing by the Committee. Payment shall be made in cash, shares of Common Stock or any combination thereof, as determined by the Committee. The Award document establishing a performance award may establish that a portion of a Participant's Award will be paid for performance that exceeds the minimum target but falls below the maximum target available to the Award. The Award document shall also provide for the timing of payment.

Following the conclusion or acceleration of the period of time designated for attainment of the Performance Conditions, the Committee shall determine the extent to which the Performance Conditions have been attained and shall then cause to be delivered to the Participant (i) a number of shares of Common Stock equal to the number of performance shares or the value of such performance units determined by the Committee to have been earned, and/or (ii) cash equal to the Fair Market Value of such number of performance shares or the value of performance units, as the Committee shall elect or as shall have been stated in the applicable Award document.

11. Other Stock-Based Awards. The Committee may issue unrestricted shares of Common Stock, or other awards denominated in Common Stock (including but not limited to phantom stock and restricted or deferred stock units), to Participants, alone or in tandem with other Awards, in such amounts and subject to such terms and conditions as the Committee shall from time to time in its sole discretion determine.

12. Award Documents. Each Award under the Plan shall be evidenced by an Award document (which may consist of a term sheet or an agreement, and may be provided in electronic form) setting forth the terms and conditions, as determined by the Committee, which shall apply to such Award, in addition to the terms and conditions specified in the Plan. The Committee may, in its discretion, place terms in the Award documents that provide for the acceleration of any time periods relating to the exercise or realization of any Awards so that such Awards may be exercised or realized in full on or before a date fixed by the Committee, in connection with a Change of Control.

13. Change of Control. The Committee may, in its discretion, at the time an Award is made hereunder or at any time prior to, coincident with or after the time of a Change of Control:

(i) provide for the purchase or cancellation of such Awards, for an amount of cash, if any, equal to the amount which could have been obtained upon the exercise or realization of such rights had such Awards been currently exercisable or payable;

(ii) make such adjustment to the Awards then outstanding as the Committee deems appropriate to reflect such transaction or change (including the acceleration of vesting); and/or

(iii) cause the Awards then outstanding to be assumed, or new rights substituted therefore, by the surviving corporation in such Change of Control.

The Committee may, in its discretion, include such further provisions and limitations in any Award document as it may deem equitable and in the best interests of the Company.

14. Withholding. The Company and its subsidiaries shall have the right to deduct from any payment to be made pursuant to the Plan, or to require prior to the issuance or delivery of any shares of Common Stock or the payment of cash under the Plan, any taxes (whether federal, state, local or foreign) to be withheld therefrom. Additionally, the Committee may permit or require a Participant to publicly sell, in a manner prescribed by the Committee, a sufficient number of Shares in connection with the settlement of an Award (with a remittance of the sale proceeds to the Company) to cover applicable tax withholdings. The Committee may, in its discretion, permit a Participant to elect to satisfy such withholding obligation by any of the methods pursuant to which the exercise price of a stock option may be paid pursuant to Section 7. Any satisfaction of tax obligations through the withholding of shares may only be up to the statutory minimum tax rate, or such higher rates of up to maximum applicable withholding rates as may be permitted by the Committee. Any fraction of a share of Common Stock required to satisfy such obligation shall be disregarded and the amount due shall instead be paid in cash to the Participant.

15. Transferability. Except as provided in this Section, during the lifetime of a Participant to whom an Award is granted, only that Participant (or that Participant's legal representative in the case of disability) may exercise a stock option or stock appreciation right, or receive payment with respect to restricted stock, a performance award or any other Award. The Committee may permit (on such terms, conditions and limitations as it determines), an Award of restricted stock, stock options, stock appreciation rights, performance shares or performance units or other Awards to be transferred or transferable to family members, charities or estate planning vehicles, in each case, for no consideration and only to the extent permissible by law and, in the case of an ISO, to the extent permissible under Section 422 of the Code. Other than as stated in the preceding sentence, no Award may be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a Participant otherwise than by will or by the laws of descent and distribution, and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance shall be void and unenforceable against the Company.

16. Deferrals and Settlements. The Committee may require or permit Participants to elect to defer the issuance of shares or the settlement of Awards in cash under such rules and procedures as it may establish under the Plan. It may also provide that deferred settlements include the payment or crediting of interest or dividend equivalents on the deferral amounts. Any such rules or procedures shall comply with the requirements of Code Section 409A, including those with respect to the time when a deferral election may be made, the period of the deferral and the events that would result in the payment of the deferred amount.

17. Dividends and Dividend Equivalents. An Award (other than a stock option or stock appreciation right) may, if so determined by the Committee, provide the Participant with the right to receive dividend payments or dividend equivalent payments with respect to Common Stock subject to the Award (both before and after the Common Stock subject to the Award is earned, vested or acquired), which payments may be either made currently or credited to an account for the Participant, and may be settled in cash or Common Stock, as determined by the Committee; provided, however, that in the case of any performance-based Awards, any associated dividends or dividend equivalent payments will not be paid unless and until the corresponding portion of the underlying Award is earned. Any such settlements, and any such crediting of dividends or dividend equivalents or reinvestment in shares of Common Stock, may be subject to such conditions, restrictions and contingencies as the Committee shall establish, including the reinvestment of such credited amounts in Common Stock equivalents.

18. No Right to Awards or Employment. No person shall have any claim or right to be granted an Award, and the grant of an Award shall not be construed as giving a Participant the right to continue in the employ of the Company or its subsidiaries. Further, the Company and its subsidiaries expressly reserve the right at any time to dismiss a Participant without any liability, or any claim under the Plan, except as expressly provided herein or in any Award document entered into hereunder.

19. Rights as a Shareholder. Unless the Committee determines otherwise, a Participant shall not have any rights as a shareholder with respect to shares of Common Stock covered by an Award until the date the Participant becomes the holder of record with respect to such shares. No adjustment will be made for dividends or other rights for which the record date is prior to such date, except as provided in Section 17.

20. Adjustment of and Changes in Common Stock. Except as otherwise provided under Section 13 or as separately addressed pursuant to Section 17, in the event of any Share dividend or split, reorganization, recapitalization, merger, consolidation, spin-off, combination or transaction or exchange of Shares or other corporate exchange, equity restructuring (as defined under Financial Accounting Standards Board (FASB) Accounting Standards Codification 718), or any distribution to shareholders other than regular cash dividends or any transaction similar to the foregoing the Committee shall cause there to be made a substitution or adjustment, as it determines to be equitable in order to prevent a dilution or enlargement of rights relative to other shareholders of Common Stock, to (i) the number and kind of shares of Common Stock or other securities issued or reserved for issuance pursuant to the Plan and to outstanding Awards (including but not limited to the number and kind of shares of Common Stock or other securities to which such Awards are subject, and the exercise or strike price of such Awards) to the extent such other Awards would not otherwise automatically adjust in the equity restructuring, (ii) the maximum number of Shares for which Awards may be granted during a specified period to any Participant, and/or (iii) any other affected terms of such Awards; provided, in each case, that no such adjustment shall be authorized under this Section 20 to the extent that such adjustment would cause an Award to be subject to adverse tax consequences under Section 409A of the Code. In either case, any such substitution or adjustment shall be conclusive and binding for all purposes of the Plan. Unless otherwise determined by the Committee, the number of shares of Common Stock subject to an Award shall always be a whole number. In no event shall an outstanding stock option or stock appreciation right be amended for the sole purpose of decreasing the exercise price or strike price thereof, except in accordance with Section 21 of the Plan.

21. Amendment; Repricing. The Board may amend, suspend or terminate the Plan or any portion thereof at any time, provided that (i) no amendment shall be made without shareholder approval if such approval is necessary in order for the Plan to continue to comply with the rules of the New York Stock Exchange, and (ii) no amendment, suspension or termination may materially adversely affect any outstanding Award without the consent of the Participant to whom such Award was made; provided, however, that the Committee may amend the Plan in such manner as it deems necessary to permit the granting of Awards to meet the requirements of the Code or other applicable laws (including, without limitation, to avoid adverse tax or accounting consequences to the Company or to Participants). Except for adjustments pursuant to Section 20, in no event may any stock option or stock appreciation right granted under the Plan be amended to decrease the exercise price or strike price thereof, as the case may be, or be cancelled (i) in exchange for a cash payment exceeding the excess (if any) of the Fair Market Value of shares covered by such stock option or stock appreciation right over the corresponding exercise price or strike price for such Award or (ii) in conjunction with the grant of any new stock option or stock appreciation right or other Award with a lower exercise price or strike price, as the case may be, or otherwise be subject to any action that would be treated under the rules of the New York Stock Exchange as a "repricing" of such stock option or stock appreciation right, unless such amendment, cancellation or action is approved by the Company's shareholders in accordance with applicable law and rules of the New York Stock Exchange.

22. Government and Other Regulations. The obligation of the Company to settle Awards in Common Stock shall be subject to all applicable laws, rules, and regulations, and to such approvals by governmental agencies as may be required. Notwithstanding any terms or conditions of any Award to the contrary, the Company shall be under no obligation to offer to sell or to sell and shall be prohibited from offering to sell or selling any shares of Common Stock pursuant to an Award unless such shares have been properly registered for sale pursuant to the Securities Act of 1933 with the Securities and Exchange Commission or unless the Company has received an opinion of counsel, satisfactory to the Company, that such shares may be offered or sold without such registration pursuant to an available exemption therefrom and the terms and conditions of such exemption have been fully complied with. The Company shall be under no obligation to register for sale under the Securities Act of 1933 any of the shares of Common Stock to be offered or sold under the Plan. If the shares of Common Stock offered for sale or sold under the Plan are offered or sold pursuant to an exemption from registration under the Securities Act of 1933, the Company may restrict the transfer of such shares and may legend the Common Stock certificates representing such shares in such manner as it deems advisable to ensure the availability of any such exemption.

23. Relationship to Other Benefits. No payment under the Plan shall be taken into account in determining any benefits under any pension, retirement, profit sharing, group insurance or other benefit plan of the Company or any subsidiary or affiliate of the Company except as otherwise specifically provided in such other plan.

24. Governing Law. The Plan shall be construed and its provisions enforced and administered in accordance with the laws of the State of Minnesota applicable to contracts made and performed wholly within such state by residents thereof.

25. Effective Date. This Plan was approved by the Board on February 8, 2023, subject to approval by the Company's shareholders, and became effective upon the date of such shareholder approval on May 24, 2023 (the "Effective Date"). Subject to earlier termination pursuant to Section 21, the Plan shall terminate on the tenth anniversary of the Effective Date. No Award may be granted under the Plan after the tenth anniversary of the Effective Date, but Awards theretofore granted may extend beyond that date.

26. Foreign Eligible Persons. Awards may be granted to Participants who are foreign nationals or employed outside the United States, or both, on such terms and conditions different from those applicable to Awards to Participants employed in the United States as may, in the judgment of the Committee, be necessary or desirable in order to recognize differences in local law or tax policy. The Committee also may impose conditions on the exercise or vesting of Awards in order to minimize the Company's obligation with respect to tax equalization for Eligible Persons on assignments outside their home country.

27. Compliance with Code Section 409A.

27.1 *Separation from Service.* If any amount shall be payable with respect to any Award hereunder as a result of a Participant's termination of employment or other service and such amount is subject to the provisions of Code Section 409A, then notwithstanding any other provision of this Plan, a termination of employment or other service will be deemed to have occurred only at such time as the Participant has experienced a "separation from service" as such term is defined for purposes of Code Section 409A.

27.2 *Timing of Payment to a Specified Employee.* If any amount shall be payable with respect to any Award hereunder as a result of a Participant's "separation from service" at such time as the Participant is a "specified employee" and such amount is subject to the provisions of Code Section 409A, then notwithstanding any other provision of this Plan, no payment shall be made, except as permitted under Code Section 409A, prior to the first day of the seventh (7th) calendar month beginning after the Participant's separation from service (or the date of his or her earlier death). The Company may adopt a specified employee policy that will apply to identify the specified employees for all deferred compensation plans subject to Code Section 409A; otherwise, specified employees will be identified using the default standards contained in the regulations under Code Section 409A.

27.3 *General Compliance with Code Section 409A.* Notwithstanding other provisions of the Plan or any Award agreements thereunder, no Award shall be granted, deferred, accelerated, extended, paid out or modified under this Plan in a manner that would result in the imposition of an additional tax under Code Section 409A upon a Participant. In the event that it is reasonably determined by the Committee that, as a result of Code Section 409A, payments in respect of any Award under the Plan may not be made at the time contemplated by the terms of the Plan or the relevant Award agreement, as the case may be, without causing the Participant holding such Award to be subject to taxation under Code Section 409A, such payments or other benefits shall be deferred, if deferral will make such payment or other benefits compliant under Code Section 409A, or otherwise such payment or other benefits shall be restructured, to the minimum extent necessary, in a manner, reasonably determined by the Committee, that does not cause such an accelerated or additional tax or result in an additional cost to the Company (without any reduction in such payments or benefits ultimately paid or provided to the Participant). The Company shall use commercially reasonable efforts to implement the provisions of this Section 27 in good faith; provided that neither the Company, the Board, the Committee nor any of the Company's employees, directors or representatives shall have any liability to Participants with respect to this Section 27.

28. Awards Subject to the Plan. In the event of a conflict between any term or provision contained in the Plan and a term contained in any Award agreement, the applicable terms and provisions of the Plan will govern and prevail.

29. Fractional Shares. Notwithstanding other provisions of the Plan or any Award agreements thereunder, the Company shall not be obligated to issue or deliver fractional Shares pursuant to the Plan or any Award and the Committee shall determine whether cash, other securities, or other property shall be paid or transferred in lieu of any fractional Shares or whether such fractional Shares or any rights thereto shall be cancelled, terminated or otherwise eliminated with, or without, consideration.

30. Severability. If any provision of the Plan or any Award is, or becomes or is deemed to be invalid, illegal, unenforceable in any jurisdiction or as to any Participant or Award, or would disqualify the Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to the applicable laws, or if it cannot be construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan or the Award, such provision shall be stricken as to such jurisdiction, Participant or Award and the remainder of the Plan and any such Award shall remain in full force and effect.

31. Forfeiture/Clawback. Any Awards granted under the Plan may be subject to reduction, cancellation, forfeiture or recoupment to the extent required by applicable law or listed company rules or to the extent otherwise provided in an Award agreement at the time of grant.




SCAN TO
VIEW MATERIALS & VOTE

485 LEXINGTON AVENUE
NEW YORK, NY 10017

YOU HAVE THREE WAYS TO VOTE:

VOTE BY INTERNET
Before The Meeting - Go to **www.proxyvote.com** or scan the QR Barcode above

Use the Internet to transmit your voting instructions electronically. Have your Notice of Internet Availability of Proxy Materials or your proxy card in hand when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions. Have your Notice of Internet Availability of Proxy Materials or proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign, date and return your proxy card in the postage-paid envelope that has been provided to you or return it to The Travelers Companies, Inc., c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

If you are a shareholder of record or hold shares through a broker or bank, your vote must be received by 11:59 p.m. Eastern Daylight Time on May 23, 2023.

If you are a current or former employee voting shares held under the Travelers' 401(k) Savings Plan, your vote with respect to those plan shares must be received by 11:59 p.m. Eastern Daylight Time on May 22, 2023. Please consult the separate voting instructions provided for persons holding shares through a Company employee benefit or compensation plan.

ELECTRONIC DELIVERY OF FUTURE SHAREHOLDER COMMUNICATIONS
If you would like to reduce the costs incurred by The Travelers Companies, Inc. in mailing proxy materials, you can consent to receiving all future Notices of Internet Availability of Proxy Materials electronically via e-mail or the Internet. To sign-up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access shareholder communications electronically in future years.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

D71184-P65929-Z81737-Z81738 KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. DETACH AND RETURN THIS PORTION ONLY

THE TRAVELERS COMPANIES, INC.

The Board of Directors recommends you vote FOR each of the Nominees listed in Proposal 1.

		For	Against	Abstain
1.	Election of the fourteen directors listed below.			
	Nominees:			
1a.	Alan L. Beller	☐	☐	☐
1b.	Janet M. Dolan	☐	☐	☐
1c.	Russell G. Golden	☐	☐	☐
1d.	Patricia L. Higgins	☐	☐	☐
1e.	William J. Kane	☐	☐	☐
1f.	Thomas B. Leonardi	☐	☐	☐
1g.	Clarence Otis Jr.	☐	☐	☐
1h.	Elizabeth E. Robinson	☐	☐	☐
1i.	Philip T. Ruegger III	☐	☐	☐
1j.	Rafael Santana	☐	☐	☐
1k.	Todd C. Schermerhorn	☐	☐	☐
1l.	Alan D. Schnitzer	☐	☐	☐
1m.	Laurie J. Thomsen	☐	☐	☐
1n.	Bridget van Kralingen	☐	☐	☐

The Board Recommends you vote FOR Proposal 2.

		For	Against	Abstain
2.	Ratification of the appointment of KPMG LLP as The Travelers Companies, Inc.'s independent registered public accounting firm for 2023.	☐	☐	☐

The Board of Directors recommends you vote for 1 YEAR on Proposal 3.

		1 Year	2 Years	3 Years	Abstain
3.	Non-binding vote on the frequency of future votes to approve executive compensation.	☐	☐	☐	☐

The Board of Directors recommends you vote FOR Proposals 4 and 5.

		For	Against	Abstain
4.	Non-binding vote to approve executive compensation.	☐	☐	☐
5.	Approve The Travelers Companies, Inc. 2023 Stock Incentive Plan.	☐	☐	☐

The Board of Directors recommends you vote AGAINST Proposals 6 through 10.

		For	Against	Abstain
6.	Shareholder proposal relating to the issuance of a report on GHG emissions, if presented at the Annual Meeting of Shareholders.	☐	☐	☐
7.	Shareholder proposal relating to policies regarding fossil fuel supplies, if presented at the Annual Meeting of Shareholders.	☐	☐	☐
8.	Shareholder proposal relating to conducting a racial equity audit, if presented at the Annual Meeting of Shareholders.	☐	☐	☐
9.	Shareholder proposal relating to the issuance of a report on insuring law enforcement, if presented at the Annual Meeting of Shareholders.	☐	☐	☐
10.	Shareholder proposal relating to additional disclosure of third-party political contributions, if presented at the Annual Meeting of Shareholders.	☐	☐	☐

NOTE: Please sign exactly as the name(s) appear(s) herein. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, or on behalf of a corporation or other business entity, please give full title as such.

IF NO BOXES ARE MARKED AND THE PROXY IS SIGNED, THIS PROXY WILL BE VOTED IN THE MANNER DESCRIBED ON THE REVERSE SIDE.

Signature (PLEASE SIGN WITHIN BOX)	Date	Signature (Joint Owners)	Date



Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to be Held on May 24, 2023: the Notice and Proxy Statement and Annual Report are available at www.proxyvote.com.

For driving directions to the Annual Meeting, please see the "Notice of Internet Availability of Proxy Materials - FAQs" posted on our website at www.travelers.com under "For Investors".

D71185-P65929-Z81737-Z81738

THE TRAVELERS COMPANIES, INC.
Proxy Solicited on Behalf of the Board of Directors of The Travelers Companies, Inc.
for the Annual Meeting of Shareholders, May 24, 2023

The signer(s) hereby constitute(s) and appoint(s) Alan D. Schnitzer, Avrohom J. Kess, Wendy C. Skjerven and Peter Schwartz, and each of them, the signer(s) true and lawful agents and proxies, with full power of substitution in each, to represent the signer(s) at the Annual Meeting of Shareholders of The Travelers Companies, Inc. to be held on May 24, 2023 at 9:00 a.m.(Eastern Daylight Time) and at any adjournments or postponements thereof, and to vote as specified on this proxy all shares of stock of The Travelers Companies, Inc. held of record by the signer(s) at the close of business on March 28, 2023 as the signer(s) would be entitled to vote if personally present, on all matters properly coming before the Annual Meeting, including, but not limited to, the matters set forth on the reverse side of this proxy. The signer(s) hereby acknowledge(s) receipt of the Notice of Internet Availability of Proxy Materials and/or Proxy Statement. The signer(s) hereby revoke(s) all proxies heretofore given by the signer(s) to vote at the Annual Meeting and any adjournments or postponements thereof.

This proxy when properly executed will be voted in the manner directed on the reverse side. If this proxy is signed but no direction is given, this proxy will be voted FOR the election of each of the director nominees listed on the reverse side, FOR Proposal 2, for 1 YEAR on Proposal 3, FOR Proposals 4 and 5, and AGAINST Proposals 6 through 10. It will be voted in the discretion of the proxies upon such other matters as may properly come before the Annual Meeting.

IF NO BOXES ARE MARKED, THIS PROXY WILL BE VOTED IN THE MANNER DESCRIBED ABOVE.

CONTINUED AND TO BE SIGNED ON REVERSE SIDE